UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE
YEAR ENDED DECEMBER 31, 2018

2018
SUITE OF REPORTS
I N T E G R AT E D
R E P O RT

VISION
To be the leading
mining company.
Safety
is our
first value.
We treat each
other with
dignity
and respect.
We are
accountable
for our actions
and undertake
to deliver on our
commitments.
We want the
communities and
societies
in which we
operate to be better
off for AngloGold
Ashanti having
been there.
We value
diversity.
We respect the
environment.
OUR VALUES
Our business values and beliefs guide our be haviour, in order that we make a positive impact.
These behaviours and beliefs link our business activities to our social performance.
To create value for our shareholders, our employees and our
business and social partners through safely and responsibly
exploring, mining and marketing our products. Our primary
focus is gold, but we will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
AngloGold Ashanti
Limited (AngloGold
Ashanti) is an
independent, global
mining company
with operations
and projects on
four continents.
AngloGold Ashanti
is the third largest
gold producer in
the world in terms
of production
MISSION
SECTION 1 / ABOUT ANGLOGOLD ASHANTI
INTEGRATED REPORT
2018

CONTENTS
The structure of our integrated report reflects our value creation story and how we delivered on our strategic objectives in 2018, considering the world in which we operate, the resource inputs required and used, and the governance framework we have in place to guide and oversee sustained value creation.
<IR>
About
our reports

Directors’ statement
of responsibility,
commitment and
assurance

Who we are –
corporate profile
6
Key features of
the year
9
Chairman’s letter 10
Our strategy and
investment case
13
SECTION 1
ABOUT ANGLOGOLD
ASHANTI
CEO’s review and
outlook
15
Our business model –
creating value
19
How we share value 24
Our external operating
environment
25
Stakeholder
engagement and
material issues
28
Managing our risks and
opportunities
34
SECTION 2
DELIVERING ON OUR STRATEGY
Audit and Risk
Committee:
chairman’s letter
142
Corporate governance 144
Board 150
Executive management 152
Remuneration and
Human Resources
Committee: chairman’s
letter
153
Remuneration report 155
SECTION 3
LEADERSHIP AND
ACCOUNTABILITY
Forward-looking
statements
184
Administration and
corporate information
185
SECTION 4
CORPORATE
INFORMATION
CFO’s review 44
Ensure financial flexibility
and optimise overhead
costs and capital
expenditure
50
Financial review –
five-year statistics
51
Improve portfolio quality
and maintain long-term
optionality
57
Regional reviews 58
Five-year statistics by
operation
90
Mineral Resource and
Ore Reserve – summary
110
Exploration – planning
for the future
118
Focus on people, safety
and sustainability
125
People are our business 126
Managing our
sustainability and ESG
impacts
133
INTEGRATED REPORT 2018

our corporate structure, we report fully on all
operations managed by AngloGold Ashanti.
Those operations in which we have an
ownership interest but do not manage –
Kibali and Morila – are partially reported.
There were no significant changes to the
scope, boundary or measurement methods
used in this report. Restatements of
comparatives, if any, are indicated.
Information relating to joint ventures and
other interests is provided if deemed material.
Production, costs and capital expenditure data
is attributable, unless otherwise indicated.
Employee data and average workforce data
are reported for AngloGold Ashanti with joint
ventures reported as attributable. Employee
data includes both permanent employees
and contractors.
While this report presents an integrated
overview of the Company in terms of the
capitals used and impacted, more detailed
coverage of our sustainable development
performance is presented in the Sustainable
Development Report 2018.
Any significant, material event that occurs
between the end of the financial year and the
date on which this report is approved
is included.
ABOUT OUR REPORT
Scope, boundary and reporting principles
SUSTAINABLE
DEVELOPMENT GOALS
This 2018 integrated report documents
AngloGold Ashanti’s operational and financial
performance incorporating our performance in
relation to the environment and society,
and how this is guided and underpinned by
our governance framework for the year from
1 January to 31 December 2018.
Structured according to our strategic
objectives, this report aims to provide a
concise, comprehensive review, highlighting
successes, challenges and progress in
delivering on our strategy, given our external
operating context, the ensuing material
opportunities and risks, stakeholders’
concerns and the outlook for the future and
the long-term sustainability of the business.
In addition to the King IV Report on Corporate
Governance for South Africa, 2016 (King IV),
this integrated report also complies with the
International Integrated Reporting Council’s
(IIRC’s) framework on integrated reporting,
the South African Companies Act, No.71
of 2008 (as amended) and the JSE Listings
Requirements.
This is a group level report covering the
entire Company, including its joint ventures
and investments. While performance and
targets are reported regionally, in line with
Materiality and target audience
While information presented in this report is aimed primarily at current and potential investors and financiers, to enable them to assess our ability to create value and the future viability of our business, this report will also be relevant to other stakeholders –
various levels of government, regulators, NGOs, among others – who have an interest in our performance and outlook.
The material risks and issues reported are those considered most likely to affect the sustainability of our business in the short, medium and long term. In identifying these, as well as any opportunities, we have taken into account our operating context and stakeholder feedback during the year. Our most material stakeholder issues are discussed more fully in the <SDR>.
Your feedback is important to us. Should you have any queries, please address these to our company secretary/investor relations at
companysecretary@anglogoldashanti.com.
The 17 SDGs, developed to
support the United Nations
2030 Agenda, are aimed
overall at ending poverty
and inequality, protecting the
planet, and ensuring peace
and prosperity for all.
In this integrated report, we acknowledge the United
Nations’ Sustainable Development Goals (SDGs). Our
sustainable development strategy and its aims, which
support our overall business strategy, are aligned with
the SDGs. The SDGs also speak to our environment,
social and governance (ESG) impacts. More detailed
information on our contribution towards achieving the
SDGs can be found in the <SDR>
.
See page
21
INTEGRATED REPORT 2018

ABOUT OUR REPORT CONTINUED
Integrated Report
•
The primary document in our
suite of reports
•
Provides a comprehensive
overview of our performance
in relation to our strategic
objectives and the outlook
for the Company
•
Both financial and non-
financial performance are
reviewed
•
Complies with the IIRC
framework, King IV and the
JSE Listings Requirements
Notice of Annual General
Meeting and Summarised
Financial Information (Notice
of Meeting)
•
Notice of forthcoming annual
general meeting
•
Description of resolutions to
be voted on
•
Remuneration policy and
implementation report
•
Summarised financial
information
Sustainable Development
Report
•
Describes commitment to
sustainable development
•
Provides detail on socio-
economic and environmental
performance in relation to
material issues
•
Complies with GRI
Standards and is aligned
with the UN Global Compact
and UN Sustainable
Development Goals (SDGs)
•
Independently assured
Mineral Resource and Ore
Reserve Report
•
Detailed breakdown of our
Mineral Resource and Ore
Reserve – at group and
operational level
•
Complies with SAMREC and
JORC, as well as Section
12.11 of the JSE Listings
Requirements
•
Signed off by Competent
Person
Annual Financial Statements
•
Prepared in accordance with
the International Financial
Reporting Standards (IFRS),
the requirements of the
South African Companies
Act, No 71 of 2008, as
amended, the JSE Listings
Requirements and King IV
•
Audited in accordance with
International Standards on
Auditing
•
Includes the Directors’ report
Our dedicated annual reporting
website, hosts PDFs of the
full suite of reports to facilitate
ease of access by and
communication with
stakeholders.
AngloGold Ashanti’s 2018 suite of reports comprises:
<IR>
<NOM>
<SDR>
<R&R>
<AFS>
<WWW>
Scan to visit the
mobile website
www.aga-reports.com
Houses the full suite of
2018 reports together with
supplementary information
Compiled for each operation, these include relevant operational and sustainable development information
OPERATIONAL PROFILES <OP>
INTEGRATED REPORT 2018

The board and executive management
consider the matters discussed in this report
to be those that most influence our ability to
successfully achieve our strategic objectives,
create value and manage the risks we face,
and believe that this report fairly records our
performance in the past year and our outlook.
The board confirms AngloGold Ashanti’s
commitment to ethical leadership,
governance, and our corporate citizenship
and assurance responsibilities, which are
reflected throughout this report, in line with
King IV, Principle 5.
The board, assisted by the Audit and Risk
and the Social, Ethics and Sustainability
Committees, is ultimately responsible for
confirming the integrity and completeness
of this and the entire suite of 2018 reports.
Having applied its collective mind to the
preparation, information and presentation
of this report, the board declared that all
material issues have been addressed and that
this report presents a fair and balanced view
of the Company’s integrated performance for
the year ended 31 December 2018.
DIRECTORS’ STATEMENT OF RESPONSIBILITY, COMMITMENT AND ASSURANCE
Approvals and assurance
The information contained in this report has been subject to either an internal or an external audit. The group’s annual financial statements were subject to an external audit and signed off by Ernst & Young (EY). Internal audit and approval processes, including, among others, management assurance and internal audit reviews of information and data published, are conducted regularly. In addition, our operations are subjected to risk-based, integrated, combined assurance reviews focusing on commercial, safety and sustainability aspects of the business. The outcomes of these reviews and external assurances, as well as of any independent technical reviews, provide reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of our internal control systems and procedures.
This report was approved by the board of directors on 19 March 2019.
Chairman
Sipho M Pityana
Chief Executive Officer
Kelvin Dushnisky
Chief Financial Officer
Christine Ramon
Chairman: Audit and
Risk Committee
Rhidwaan Gasant
Chairman: Social, Ethics
and Sustainability Committee
Nozipho January-Bardill
Independent non-executive directors
Alan Ferguson
Albert Garner
Dave Hodgson
Michael Kirkwood
Maria Richter
Rodney Ruston
Jochen Tilk
I N T E G R AT E D R E P O RT 2 0 1 8

ABOUT
ANGLOGOLD
ASHANTI
SECTION 1
Introducing AngloGold Ashanti, explaining who we are,
our strategy and investment case
I N T E G R AT E D R E P O RT
5
SECTION 1 / ABOUT ANGLOGOLD ASHANTI
INTEGRATED REPORT 2018
5
Production
Productivity
All-in sustaining cost
Improved safety performance
3.4Moz
13.31oz
down 7%
AIFR
down 36%
per total employee costed
year-on-year
SECTION HIGHLIGHTS

AMERICAS
1 Argentina
   Cerro Vanguardia (92.5%)
2 Brazil
   Serra Grande
   AGA Mineração
3 Colombia
   Gramalote (51%)
   La Colosa
   Quebradona (94.876%)
SOUTH AFRICA
9 South Africa
Mponeng (West Wits)
Surface Operations
Vaal River
     Kopanang
(4)
Moab Khotsong
(4)
AUSTRALASIA
10 Australia
Sunrise Dam
Tropicana (70%)
CONTINENTAL AFRICA
4 Guinea
Siguiri (85%)
5 Mali
Morila (40%)
(1)
Sadiola (41%)
Yatela
(2)
6 Ghana
     Iduapriem
     Obuasi
(3)
7 DRC
Kibali (45%)
(1)
8 Tanzania
     Geita
(1)
Morila and Kibali are managed and
    operated by Barrick Gold Corporation (Barrick)
    following its merger with Randgold
    Resources Limited.
(2)
Yatela is being sold.
(3)
Obuasi – the redevelopment project
    began in early 2019.
(4)
The Vaal River operations, Kopanang
    and Moab Khotsong, were sold on
    28 February 2018.
9
8
2
3
1
10
7
4
Argentina
Colombia
DRC
Tanzania
Australia
Ghana
Mali
South Africa
Brazil
Guinea
LEGEND
     Operations      Projects
     Asset sale being considered
     Greenfields exploration
Note: Brownfields exploration is conducted
          at all operations
5
6
WHO WE ARE – CORPORATE PROFILE
AngloGold Ashanti, an
independent, global gold mining
company with a diverse, high-
quality portfolio of operations
and projects, is headquartered in
Johannesburg, South Africa.
Measured by production, AngloGold
Ashanti is the third-largest gold mining
company in the world.
Our portfolio of assets
As at 31 December 2018, our portfolio of
14 operations in nine countries included
long-life, relatively low-cost operating
assets with differing ore body types,
located in key gold-producing regions
around the world. These operating assets
were supported by three greenfields
projects in a tenth country and a focused
global exploration programme.
Our operations and greenfields projects
are grouped into the following regions:
Continental Africa, Americas, Australasia
and South Africa.
Our footprint
INTEGRATED REPORT 2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

WHO WE ARE – CORPORATE PROFILE CONTINUED
Our business
Our business activities span the full spectrum
of the mining value chain – from exploration
through mining to the production of refined
gold and its sale. Our activities also include
mitigating our impact on the communities and
environments in which we operate.
To maintain and strengthen our social
capital, we aim to create sustainable value
for shareholders, employees, and social and
business partners through safe and responsible
mining and discipline in the allocation of capital.
Over the past five years, AngloGold Ashanti
has transformed itself by increasing efficiencies
and competitiveness, focusing on safety and
sustainability performance, improving margins,
containing operating and overhead costs, and
generating positive cash flows, in line with our
strategic objectives.
Our organisational and management structures
align with global best practice in corporate
governance. By using our human capital
efficiently, enabling functions cover planning
and technical, strategy, sustainability, finance,
human resources, legal and compliance,
and stakeholder relations. The planning and
technical functions focus on identifying and
managing opportunities, maintaining long-term
optionality, and ensuring the optimal use of our
intellectual capital through a range of activities
that include brownfields and greenfields
exploration as well as innovative research
focused on mining excellence.
Our exploration programme is aimed at
establishing an organic growth pipeline to
enable us to generate significant value over
time. Greenfields and brownfields exploration
is conducted in both established and new
gold-producing regions, through managed and
non-managed joint ventures, strategic alliances
and wholly-owned ground holdings.
Our world-class greenfields discoveries include
La Colosa, Gramalote and Quebradona
(Nuevo Chaquiro) in Colombia.
CORPORATE STATUS UPDATE
•
Restructuring of South Africa
region continued. Sales of Moab
Khotsong and Kopanang were
successfully concluded on
28 February 2018
•
Following ratification by the
Ghana parliament of agreements
reached with government during
the second half of 2018, the
redevelopment of Obuasi began
in January 2019
•
Closure is on track at Yatela and
its sale is pending, subject to
fulfillment of conditions precedent
•
All other assets are operational
•
Disclosure refers to continuing
operations
Our product
Once mined, gold ore is processed into doré
(unrefined gold bars) on site and dispatched
to precious metals refineries for refining to a
purity of at least 99.5%, in accordance with
the London Bullion Market Association’s
standards of ‘good delivery’. The refined gold
bars are then sold directly to bullion banks.
While gold is our principal product, several
by-products also make up a small proportion
of our manufactured capital output. By-
products are silver in Argentina and sulphuric
acid in Brazil. In compliance with all applicable
legislation, great care is taken to ensure the
safe production, transportation and storage of
sulphuric acid, which is a hazardous material.
Following the sale of the Vaal River operations,
effective 28 February 2018, which included the
uranium producing unit, AngloGold Ashanti no
longer produces uranium.
Argentina – Cerro Vanguardia
INTEGRATED REPORT 2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

Shareholders and their shareholdings
AngloGold Ashanti has a diverse spread of shareholders that includes some of the world’s largest financial institutions.
Our listings
The primary listing of the Company’s ordinary shares is on the JSE in South Africa. Its ordinary shares are also listed on the New York Stock Exchange (NYSE) in the form of American
Depositary Shares (ADSs), on the Australian Securities Exchange (ASX) in the form of Depositary
Interests (CDIs) and on the Ghana Stock Exchange as ordinary shares and as Ghanaian
Depositary Shares (GhDSs).
At 31 December 2018, AngloGold Ashanti had 412,769,980 ordinary shares in issue and a market capitalisation of $5.2bn (2017: $4.2bn). Post year-end, at 19 March 2019, the date on which this report was approved by the board, the Company’s market capitalisation was $5.5bn.
Our top 10 shareholders
The top 10 shareholders together own 46.37% of the ordinary shares in issue. Three shareholders had holdings exceeding 5% of the total ordinary issued share capital.
As at 31 December 2018, the top 10 shareholders in AngloGold Ashanti were:
Rank
Shareholder
No. of shares
% of issued
share capital
1
VanEck Global (New York)
52,402,004
12.70
2
BlackRock Investment Management – Index (San Francisco)
32,926,713
7.98
3
Public Investment Corporation (Pretoria)
25,395,823
6.15
4
Dimensional Fund Advisors (London)
18,303,651
4.43
5
Vanguard Group (Philadelphia)
14,533,792
3.52
6
Paulson & Co (New York)
12,782,400
3.10
7
Old Mutual Investment Group (Cape Town)
11,092,906
2.69
8
Investec Asset Management (Cape Town)
9,210,706
2.23
9
Fidelity Management & Research (Boston)
8,069,081
1.95
10
GIC (Singapore)
6,678,002
1.62
The Bank of New York Mellon holds 183,174,711 shares, equivalent to 44% (2017: 159,347,405 shares;
39% holding), through various custodians in respect of AngloGold Ashanti’s ADS programme on the NYSE.
Shareholders – geographic distribution
(as at 31 December 2018)
United States
47
South Africa
22
United Kingdom
15
Rest of Europe
7
Asia
3
Ghana
1
Rest of the world
5
%
Shareholder spread as at 31 December 2018:
Class of shareholder
Number of
shares held
% of total
shares in issue
Number of
shareholders
% of total
shareholders
Public shareholders
412,447,978
99.92
11,333
99.92
Non-public: Directors
148,352
0.04
8
0.07
Strategic holdings
(government of Ghana)
173,650
0.04
1
0.01
Total
412,769,980
100.00
11,342
100.00
Stock exchange data
High
(R or $/share)
Low
(R or $/share)
Average
(R or $/share)
Volume
traded
(000)
Ave monthly
volume traded
(000)
JSE
2018
184.00
100.21
123.46
834,000
1,789
2017
183.50
116.65
141.55
461,832
1,818
NYSE
2018
12.70
7.16
9.35
2,580
3,700
2017
13.52
8.94
10.59
2,520
3,036
Source: Bloomberg
WHO WE ARE – CORPORATE PROFILE CONTINUED
Australasia – Tropicana
INTEGRATED REPORT 2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

KEY FEATURES OF THE YEAR
Reportable environmental incidents
0
5
10
15
20
2018
2017
2016
2015
2014
2013
2012
88% decline over six years
Creating value for shareholders by
delivering on our strategy – Our
key features demonstrate solid
performance in 2018, our focus
on safety and environmental
stewardship with improved
integration of environmental, social
and governance (ESG) factors into
our business.
We have delivered consistently
on targets, improved our cost
management and balance sheet
flexibility through enforced capital
discipline, which has underpinned
improved free cash flow generation.
We also improved our portfolio
quality by delivering on selffunded
growth projects and
maintained optionality with our
exploration pipeline contributing
to the replacement of our
Ore Reserve.
per million hours worked
All injury frequency rate down 36%
Fatalities 3 (2017: 7)
4.81
(2017: 3)
All-in sustaining cost
(2017: $1,054/oz)
Production (2017: 3.8Moz)
Impacted by asset sales in South Africa
Maiden copper Ore Reserve of
2.8Mlbs
declared
Gold Ore Reserve
$976/oz
3.4Moz
44.1Moz
REPORTABLE
ENVIRONMENTAL
INCIDENTS
2
INTEGRATED REPORT
  2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

Dear Stakeholders,
I am in the fortunate position to
report on another positive year
for AngloGold Ashanti, as the
Company continued to deliver
on its commitments, while
improving its financial, social
and operational performance.
CHAIRMAN’S LETTER
Sipho M. Pityana
Chairman
We remain committed to continuously improving our
performance, not only the area of safety, but also in
the broader areas of governance, the stewardship
of the environment and the promise to conduct our
business in an ethical and sustainable way.
I am in the fortunate position to report on
another positive year for AngloGold Ashanti,
as the Company continued to deliver on its
commitments, while improving its financial,
social and operational performance.
I am also delighted to welcome our new CEO
Kelvin Dushnisky, who has an excellent track
record in the mining industry, most recently
at Barrick Gold. As was announced in June
2018, once again, we extend our gratitude on
behalf of all stakeholders to Srinivasan “Venkat”
Venkatakrishnan, who resigned as CEO at the
end of August 2018, for his years of dedication
and the invaluable work done in laying the
excellent foundation from which we are able to
continue building this Company.
For all our achievements in 2018, it is
heartbreaking to reflect upon the deaths of
three employees as a result of accidents in the
workplace during the year: at Cuiabá, in Brazil,
Heber de Oliveira Temoteo; and in South Africa,
Sikheto Mathebula at Moab Khotsong and Palo
James Machini at Mponeng. These tragedies
bring safety into even sharper focus as we
continue the work to eliminate all injuries and
accidents across our mines.
Elsewhere in this report it is clear that we have,
nonetheless, made significant and important
strides in making our workplaces safer, with
fatality rates reaching unprecedented low
levels and all injury frequency rates at their
lowest levels in the Company’s long history. We
remain committed to continuously improving
our performance, not only the area of safety,
but also in the broader areas of governance,
the stewardship of the environment and the
promise to conduct our business in an ethical
and sustainable way.
In our quest for zero harm we continuously
review, update and at times renew our systems
and processes as we learn from events both
internal and external to our Company. The
tragic failure of the Brumadinho tailings dam
wall in Brazil, where more than 160 people
died after a tailings storage facility collapsed,
is such an event. We have, particularly in light
of these developments, already reviewed both
the integrity of our facilities and the systems,
processes we use to manage them, but we
will closely monitor the investigation outcomes
to determine if there are any other actions we
need to take to achieve the highest standards
of governance in the management oversight of
our tailings facilities. Our hearts go out to those
impacted by this tragic event.
Politics of polarisation
It is true that the political landscape the world
over – and especially in many jurisdictions
where mining takes place – remains complex.
This means that securing and maintaining
our social licence to operate is an ongoing
process as we balance the requirements and
demands of a wide range of stakeholders.
AngloGold Ashanti will continue to nurture
strong relationships with these stakeholders in
the jurisdictions in which it operates.
In Europe, the UK continues the difficult process
of leaving the European Union, while across
the European continent political views appear
to be increasingly polarised. The uncertainty
around Brexit is likely to drag on the performance
of the UK economy. In the US, politicians are
already jockeying for position ahead of the 2020
Presidential race, with the early signs pointing to
a similarly divided environment. These turbulent
political environments are not isolated to the
INTEGRATED REPORT 2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

developed world and are symptomatic of the
shifting political sands across many operating
jurisdictions. Navigating them successfully
requires patience, careful stakeholder
management, delivery on our commitments and
close adherence to our values.
In South Africa, the uncertainty over a previous
version of the Mining Charter was mitigated
when a revised document, which governs the
rules around transformation in the mining sector,
was released in September 2018. Although a
great improvement on the previous iteration,
additional engagements between the industry
and the Department of Mineral Resources will
be required to ensure some lingering challenges
are resolved. The engagement between the
industry and the current administration has
proved constructive, and I have no doubt that
a workable solution to these outstanding issues
will be found.
In the DRC, a new Mining Code passed in March
2018
resulted in uncertainty with respect to
how the new law will be harmonised with the
guarantee of stability which was contained in the
previous legislation. Barrick Gold Corporation,
our operating partner in the Kibali joint venture,
remains in close dialogue with the government
in order to gain greater clarity on these issues.
On the positive side of the ledger, we reached
an agreement governing the remittance of
outstanding value-added tax balances in
October 2018, giving weight to the government’s
efforts to create an environment welcoming to
foreign investment. This was further cemented
by the handover of power at the end of the
year, following the election of Félix Tshisekedi as
President of the DRC. The poll that marks the
first peaceful and democratic political transition,
ushers in a new administration which will need
to attract significant investment across a range
of industries, to advance the country’s significant
development needs.
In order to attract the large, long-term capital
investment that mining demands, host
governments must ensure good governance,
regulatory clarity and certainty, and fair and
stable financial arrangements. These are
important to generating not only the confidence,
but also the returns which are necessary for
ongoing reinvestment.
We are keenly aware that we must fulfill our
side of the bargain, too. To that end, we will
continue the work to build strong relationships
with our employees and our host governments,
and also with the local communities in which we
operate. This involves being a good, tax-paying
corporate citizen, while also listening to the
needs and aspirations of communities as we
design the sustainability projects that are meant
to remain active after our operations have
ceased. This is an area in which our industry
could generally improve as we try to turn the
perception of mining from one of an industry
preoccupied with extraction, to one that is truly
an engine of development.
In South Africa, President Cyril Ramaphosa
has made it clear that he wants to create an
environment conducive to investment. We
applaud that ambition but realise that in the run-
up to the general election in May 2019, business
will find itself at the mercy of political volatility
that often manifests itself in myriad ways. This
is again time for calm heads. We must insist on
ethical leadership and behaviour and clarity of
economic strategy and direction as we navigate
the inevitable choppiness that the first half of
2019 is likely to bring.
This same clear-headed approach is needed
to stabilise Eskom, South Africa’s monopoly
energy parastatal. Large-scale corruption,
mismanagement and looting of the utility
in recent years have left it on the brink of
bankruptcy, and the country in a perilous state.
It is overstaffed, inefficient and buckling under
the weight of an over-leveraged balance sheet.
Its refinancing and performance loom over the
wider economy leading to credit ratings agencies
threatening potentially ruinous downgrades that
would increase the cost of both government and
private sector borrowing.
In the wider economic context, lack of certainty
on the supply and future price of electricity will
impact not only economic growth in the short
term, but the large investments required to
power South Africa’s growth in the long term.
The impact on dangerously low employment
levels across all sectors could be calamitous.
There is no doubt that the Eskom monopoly in
electrical energy supply no longer serves the
long-term needs of our economy.
On a positive note, South Africa’s ercely
independent judiciary, civil society and media
have held the line after years of pressure, and
together have ensured that those responsible
for the most egregious graft and misconduct are
now being called to account.
The broader market
The consensus emerging from the World
Economic Forum meeting in Davos in January
2019 was that the world economy will likely
remain under threat from the polarised political
environment characterising many large
economies, as well as the economic nationalism
that is threatening a more open marketplace.
That view alone appeared to gain some
purchase in the latter part of 2018 and into the
new year, as the dollar weakened, and general
uncertainty hit equity markets in the US and
Europe. Gold was a clear beneficiary, climbing
the wall of concern to levels around $1,300/oz
in February of 2019. The volatility in the bullion
market makes the direction hard to determine
in the near-term, but the long-term trajectory
CHAIRMAN’S LETTER CONTINUED
INTEGRATED REPORT 2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

looks increasingly positive given the multitude of
factors that threaten to derail developed market
growth and the upward trajectory of US interest
rates. Even if that bullish scenario for gold were
to play out, our focus on cost discipline and
tight capital allocation will remain absolute.
This prudence is demonstrated by plans to
further reduce leverage to 1.0 times net debt to
adjusted EBITDA through the cycle, providing
additional flexibility on our balance sheet.
A cash dividend of the equivalent of $0.07 per
share has been declared by the board, which
is in accordance with our dividend policy to
pay 10% of free cash flow pre-growth capital.
In addition, the board exercised its discretion
by adding back the South Africa region
restructuring costs of $61 million to free cash
flow in determining the dividend. This was
consistent with the discretion that the board
applied last year.
Structure
You will read also in the CEO’s letter, and
elsewhere in this report, about changes to the
Company structure and management with
the retirement of a number of key executive
committee members. I thank them for their
dedicated service to the Company.
While we bid farewell to Charles Carter, David
Noko and Chris Sheppard – all seasoned
executives who are retiring – we welcome
an excellent crop of new leaders in Sicelo
Ntuli (Chief Operating Officer: Africa), Pierre
Chenard (Executive Vice President: Strategy
and Business Development), and Stewart Bailey
(Executive Vice President: Corporate Affairs).
We will now have two divisions, International
– covering our operations and projects in
the Americas and Australia – and an Africa
division, which will incorporate our operations
across the continent, including South Africa. I
am confident the new structure will provide a
platform for improved focus, that will bring with
it the gains in productivity and efficiency which
will lead to a stronger balance sheet, as we
execute on the strategy outlined in the CEO’s
review and outlook.
We have two board members – Michael
Kirkwood and David Hodgson - who are due
to retire at the forthcoming Annual General
Meeting (AGM), in accordance with board
policies and guidelines. On behalf of the board,
I’d like to thank them both for their tremendous
contribution and diligence in fulfilling their
responsibilities.
We are pleased to welcome the newly
appointed independent non-executive
directors – Alan Ferguson and Jochen Tilk –
who joined the Company’s board of directors
with effect from 1 October 2018 and 1 January
2019, respectively. The board will nominate the
two new directors for election by shareholders
at the May 2019 AGM. They bring with them
the depth and breadth of financial, technical
and corporate experience, set out in the
<NOM>
. Also see their CVs on the Company’s
website
1
.
Strategic follow-through
As we look to 2019, we will work to ensure
continued follow-through on our strategic
objectives and our ongoing work to realise the
value that we are confident exists in this Company.
That requires, among other factors, continued
diligence in extracting – in a safe and sustainable
way – as much benefit from the natural resources
we mine as possible, while demonstrating
the equitable sharing of these benefits with
all stakeholders. As ever, we also continue to
evaluate a range of initiatives that can unlock value
and complement those already ongoing.
In closing, I’d like to thank our CEO, Kelvin
Dushnisky, his executive management team,
and everyone throughout the organisation,
whose commitment to AngloGold Ashanti’s
values make for an efficient, safe and
operationally sound company. I would also like
to extend my gratitude to my colleagues on
the board who go beyond the call of duty in
fulfilling their tasks. Further, the group’s total
commitment to transparency in its business,
disdain for corruption and desire to do the
right thing whatever the circumstances,
underscores its standing as a sustainable miner.
This approach ensures AngloGold Ashanti will
continue to play its part in building a better
society, while also providing continued growth
and opportunity for stakeholders.
Sipho M. Pityana
Chairman
19 March 2019
CHAIRMAN’S LETTER CONTINUED
1
https://www.anglogoldashanti.com/company/
leadership/#Board.
INTEGRATED REPORT 2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

ANGLOGOLD ASHANTI’S INVESTMENT CASE:
People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term.
We must ensure our balance sheet always remains able to meet our core funding needs.
All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to ful l our core business objective.
We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.
While we are focused on ensuring the most efficient day-to-day operation of our business, we must keep a close eye on creating a competitive pipeline of long-term opportunities.
These focus areas drive our plans for inward investment, to deliver better quality production aimed at increasing margins, extending mine lives and shaping the portfolio in the longer term.
AngloGold Ashanti's core strategic focus is to generate sustainable cash flow improvements and shareholder returns by focusing on five key areas, namely:
Ongoing portfolio improvements and
rationalisation, extensive and proven
world-class exploration programme
to maintain high-quality portfolio of
long-life assets with a track record of
disciplined capital allocation and
project delivery
Transparent, decisive
management team,
focused on minimising
risk and improving
shareholder returns
Prioritising margins over
volume; and improving
cost management
Clear and predictable
strategic approach with
a decisive response to a
lower gold price
Balance sheet flexibility;
appropriate liquidity, and
maturities while within set
covenant ratio
Well-developed
engagement model
ensures strong
stakeholder relationships
and maintains licence to
operate
OUR STRATEGY AND INVESTMENT CASE
Focusing on the strategic areas of the Company
INTEGRATED REPORT 2018

SECTION 1 / ABOUT ANGLOGOLD ASHANTI

I N T E G R AT E D R E P O RT

SECTION 2 / DELIVERING ON OUR STRATEGY
DELIVERING ON
OUR STRATEGY
SECTION 2
Explaining what we do - how we
create value, how we share value and
how we have performed in delivering
on our strategy and strategic
objectives - given our external
operating environment and the
consequent risks and opportunities
3.4Moz
$773/oz
14%
ZAR 95 cents
Production at the top end of guidance, lower
year-on-year due to asset sales
Total cash costs at the lower end of guidance
of between $770 to $830/oz
the South Africa region’s contribution to
group production
Dividend declared, given strong
cash flow performance
INTEGRATED REPORT 2018
14
Maintain long-term optionality
Focus on people, safety,
and sustainability
Ensure financial
flexibility
Optimise overhead, costs
and capital expenditure
Improve portfolio quality
Strategic objectives
IN THIS SECTION
SECTION 1 / ABOUT ANGLOGOLD ASHANTI

CEO’s REVIEW AND OUTLOOK
Kelvin Dushnisky
Chief Executive Officer
Fellow Shareholders,
Last year at AngloGold Ashanti,
we continued to consolidate our
position as a disciplined gold
company with strengthening
fundamentals.
All part of a roadmap to
lead us to our ultimate goal:
ZERO HARM
Importantly, we met or improved
upon each element of our operating,
cost, and capital guidance for the
year, demonstrating reliability and
consistency, crucial ingredients to
an improving valuation over the
long term. We also provided clarity
in the strategic direction of the
Company and the steps that will be
taken to advance it.
We remained active managers of the portfolio,
with the sale of the deep underground Moab
Khotsong and Kopanang mines concluded at
the end of February, reducing the contribution
from South Africa to around 14%. The
remaining South African portfolio – comprising
the underground Mponeng mine and Surface
Operations – was further restructured to match
the off-mine cost structures to the smaller
production footprint, improving the longer-term
sustainability of the business.
Redevelopment of the Obuasi gold mine
started during 2019, as we began to
recapitalise this important ore body to
bring it back into production as a modern,
mechanised operation. The project, estimated
at between $495m to $545m, came with
the close cooperation of the government
of Ghana, demonstrated by a suite of
agreements guaranteeing fiscal stability
and security. We share the government’s
ambition for the mine to be an important
vehicle for development in the region and have
committed to fostering growth in local content
through procurement and employment at all
levels. This is rightly an important element in
maintaining and strengthening our licence to
operate in the region.
If our Reserve is the cornerstone of a
sustainable operating base, then a strong
and flexible balance sheet is the bedrock
of the financial health of the business. Our
investments to improve margins and extend
the lives of key assets were manifested in both
a wider all-in sustaining cost margin at 23%,
and a net increase in reserves at the end of the
year. Net debt was 17% lower at 31 December
2018, aided by a lift in free cash flow
generation to $67m even after all restructuring
costs were accounted for.
While these operating and financial
fundamentals have improved, so too has our
overall sustainability performance. Before
getting to the safety and environmental
performance during the year, it’s important
to remember three of our colleagues who
died in workplace accidents: Heber de
Oliveira Temoteo at the Cuiabá mine, Sikheto
Mathebula at Moab Khotsong mine and Palo
James Machini at the Mponeng mine. These
deaths are reminders to us that the work of
eliminating accidents from our workplaces is
an ongoing effort that will require vigilance,
resources, initiative, teamwork and adherence
to our safety strategy and protocols. All part
of a roadmap to lead us to our ultimate goal:
zero harm.
Our operating teams continue to do important
work to realise safety improvements. The
group all injury frequency rate (AIFR) has
improved for eight consecutive quarters, and
the 2018 annual AIFR performance improved
by 36% compared to 2017. This was the best
performance in the Company’s history.
We are clear that our social licence to operate
– which is the explicit and tacit consent from a
range of stakeholders to conduct our business
– depends on us never becoming complacent
with respect to our performance on the full
ambit of sustainability activities.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

CEO’s REVIEW AND OUTLOOK CONTINUED
Portfolio strength
AngloGold Ashanti also has a strong portfolio
and a well-developed project pipeline, both
with options that will allow us to extend mine
lives, improve margins and sustain growth.
An appropriately geared balance sheet is
fundamental to maintaining strict capital
allocation and ensures we will not be forced
into measures to check falling production or
spiralling costs. This strengthens the business
as discretionary free cash flow is used to
further improve leverage.
In short, you have a business that for 10
years has not issued additional equity, but
has managed to build two new mines; service
what at times was an onerous debt load;
deleverage; invest in its capital needs; fund a
global exploration programme; and return a
dividend to shareholders.
Despite a sharp focus on optimising all
expenditures in recent years on projects –
particularly non-operating spending – the
Company has maintained a truly world-class
suite of exploration assets. I have found
these to be largely under-appreciated by the
market. This provides a good opportunity for
us to daylight nascent value in the business.
These hidden exploration gems include an
exciting asset package in southern Nevada
that continues to go from strength to strength
with every new drill hole. This land package,
known as the Silicon Project, is close to the
Motherlode property of Corvus Gold, a junior
exploration company in which we are the
largest shareholder at 19.8%.
Elsewhere in the US, our generative
exploration teams are doing the groundwork
necessary to test their thesis that a significant
gold deposit is to be found in Northern
Minnesota’s Iron Range. This is the same long-
range, science-based initiative that yielded our
early exploration success in Colombia, which
has since recorded mineral inventory (+60Moz
gold equivalent), and in Western Australia,
where we found, built, and now operate the
impressive Tropicana gold mine.
Colombia is a rich terrain for exploration, and
one in which our first-mover advantage has
given us an excellent foothold. The two most
important projects in our Colombian portfolio
are the Gramalote gold deposit, a joint venture
with B2Gold, and the Quebradona copper/
gold deposit, both in the mining-friendly
Colombian department of Antioquia. We are
at various stages of feasibility study for both
and will devote our focus to them after selling
off the bulk of our non-core tenements in the
country in early March 2019.
Australia is another exciting area for our
geologists, who are working to prove that
major undiscovered potential exists at the
Mount Clarke regional tenement package in
North Queensland.
Elsewhere in the portfolio, our brownfield
drilling programmes, closely integrated with
our ‘Operational Excellence’ initiative, continue
to find new ounces around our current
operating footprint, not only helping us extend
lives at our key mines, but to do so profitably.
Strategy going forward
After completing my first six months as
CEO, and working closely with the senior
management team, we have made the
following decisions as key elements of our plan
to better focus the business and unlock its
significant value.
The balance sheet is the foundation of any
durable and successful business. Excellent
work has been done to transform what was
a heavily geared balance sheet into one that
can comfortably handle significant downside in
the gold price and/or unforeseen operational
disruption. There is significant liquidity, no
immediate debt maturities, and our planning for
this year targets funding all expenditures and
investments from internal sources (i.e. cash-flow
breakeven) at a $1,200/oz gold price.
For a gold-producing company, which produces
a single commodity in an increasingly complex
global operating environment, lower debt
means lower risk and added strategic flexibility.
Over time, these benefits that come with lower
balance sheet leverage will help specifically
improve both credit and equity ratings, thereby
lowering the cost of capital. Therefore, I believe
we would benefit from lowering our current
target of a 1.5 times net debt to adjusted
EBITDA ratio, through the cycle. From this
point on we will target an average ratio of 1.0
times net debt to adjusted EBITDA, through
the cycle; a level that, at our current planning
assumptions, we can reach and hold even as
we invest inward, pay a dividend and service
our debt obligations.
Portfolio rationalisation
From my perspective, the portfolio of 14
assets feels somewhat ‘heavy’. Given the
growing complexity of operating large,
commercial-scale operations anywhere in
the world, my preference is for more focused
management oversight of operating hubs.
With this in mind, in November, we announced
a process to dispose of our interest in the
Sadiola gold mine in Mali and have now also
opted to start a similar process to divest
ourselves of the Cerro Vanguardia mine in
Argentina. As with Mali, Argentina has been a
good jurisdiction for this company for almost
two decades, but with competing demands for
limited capital, we believe another owner will
likely be in a better position to extend the life
of this asset benefitting the local, regional and
national economies. Be assured, we are not
forced sellers and will look to achieve fair value
for these assets. If we do not manage to sell
these, we will keep them and maximise their
efficiencies. As I mentioned, the bulk of the
restructuring in South Africa is now behind us,
leaving a single underground mine (Mponeng)
and a surface business. The latter is made
up principally of the surface rock dump
processing unit, which is near the end of its
life, and the cash generative, long-term Mine
Waste Solutions dump-retreatment operation.
Mponeng is ramping up production from the
‘Below 120 Level’ project, which gives it a
lifespan of around eight years. To extend that
further, this mine will require additional capital
investment starting in about two years and
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

CEO’s REVIEW AND OUTLOOK CONTINUED
running for several more, which will extend
life for decades. The investment in extending
life at Mponeng beyond eight years will have
to compete for scarce capital with a host of
other projects in the portfolio, which at current
planning assumptions are more attractive
given higher returns and quicker payback
periods. We must make that decision inside
of 18 months.
Focus on advancing projects
Once this rationalisation of the portfolio
is complete, we will have a leaner, more
efficient portfolio that will benefit from greater
management focus. It is upon this foundation
that we will bring our Obuasi mine into
production, continue to invest in a series of
affordable, high-return and quick payback
brownfields improvements, and advance our
two key projects in Colombia – Gramalote
and Quebradona – up the value curve. In
each case we will aim to bring ounces into
production that improve our average margin.
Our strong organic pipeline, in turn, means
we are not forced to undertake expensive and
complex M&A to shore up production. We will
continue to favour inward investment in our
drive to unlock latent value from the business.
We will also take a pragmatic view of funding
our pipeline, with no reservations around
employing the partnership model which
has worked so well at Tropicana, Kibali and
Sadiola. In each case of funding needs being
analysed, the sole driver in our decision
making will be how best to create value for our
shareholders without placing undue financial
risk on the Company. In every discussion we
are clear that our equity remains a treasured
asset – albeit undervalued – and one that
should be protected.
Management
We have exciting projects in front of us as
we bring Obuasi into production, advance
two Colombian projects to feasibility, and put
pressure on some relatively high-cost assets in
Australia and Brazil to improve performance.
I have made some organisational and
management changes to accommodate this.
These appointments were implemented in
February 2019, in parallel with the scheduled
retirements of Chris Sheppard, David Noko
and Charles Carter. These outgoing executives
were emblematic of the exceptional quality of
leadership inside the organisation – we thank
them for their service and dedication to
the Company.
The first of these restructuring decisions is to
recon gure the operating accountability into two
divisions - International, including our operations
and projects in the Americas and Australia,
and Africa (now including South Africa). The
changes to the operating structure provide
greater focus on the portfolio: its increasing
complexity; rising global political risk; Obuasi
coming into operation; and long dated projects
in Colombia now moving to feasibility.
Ludwig Eybers will remain Chief Operating
Officer: International, with responsibility for
unlocking the potential that exists within our
Brazil and Australia assets, advance our
Colombia options up the value curve, and
ensuring that our global exploration programme
continues to deliver strong outcomes.
The Africa portfolio, which will now include
the rationalised South Africa footprint, will be
overseen by Sicelo Ntuli now Chief Operating
Officer: Africa, formerly Senior Vice President:
Continental Africa. Sicelo has done excellent
work in driving the turnaround of Iduapriem
in Ghana during several years running that
operation. He also held line responsibility for the
Continental Africa region, which has delivered
consistently strong operating performances.
Moses Madondo, who did exceptional work
as Senior Vice President: Vaal River, before the
sale of those assets last year, has assumed
responsibility for our South Africa portfolio, as
Senior Vice President: South Africa.
Pierre Chenard, formerly Senior Vice
President of Business Development of Rio
Tinto Alcan Inc., and its General Counsel,
was appointed to the role of Executive Vice
President: Business Development & Strategy.
Pierre, who has held senior roles in the North
American gold sector with Cambior, Hope
Bay and latterly as a director on the board of
Osisko Gold Royalties Ltd., brings a wealth of
experience across a number of jurisdictions.
Stewart Bailey, formerly Senior Vice
President of Investor Relations & Group
Communications, is now Executive Vice
President: Corporate Affairs, a portfolio that
will continue to include Investor Relations and
group communications but will be broadened
to also cover the ambit of sustainability policy
and oversight. His in-depth knowledge of the
Company and many of its stakeholders, close
cooperation with the sustainability team over
several years and ongoing work in integrating
environmental, social and governance
reporting into the broader business, provide a
strong foundation for this role.
In closing, I’d like to thank my predecessor,
Srinivasan Venkatakrishnan, for his support
during my transition into this role and for
leaving behind an organisation steeped in a
set of strong values. To our Chairman, Sipho
Pityana, and the board of directors, your
counsel and support, for which I am grateful,
have been similarly invaluable in the past
months, as we’five charted the course forward
for the Company.
And to the executive leadership and the team
at AngloGold Ashanti, I thank you for the warm
welcome and your ongoing efforts. While we
have a strong foundation from which to grow,
there is a tremendous amount of work ahead
of us as we do what is necessary to unlock
value across the business.
Sincerely,
Kelvin Dushnisky
CEO
19 March 2019
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

CEO’s REVIEW AND OUTLOOK CONTINUED
2019 OUTLOOK
Guidance
Notes
Production
3.25Moz - 3.45Moz
Production will be back weighted, with a stronger second half expected for Geita, Siguiri and Brazil
Costs
All-in sustaining costs
$935 - 995/oz
Total cash costs
$730 - 780/oz
Overheads
Corporate costs
$75 - 85m
Expensed exploration and study costs
$130 - 140m
Including equity-accounted joint ventures
Capital expenditure
Total
$910 - 990m
Sustaining capital expenditure
$520 - 560m
Non-sustaining capital expenditure
$390 - 430m
Expenditure related to Obuasi, Siguiri, Tropicana, Quebradona and Mponeng
Depreciation and amortisation
$680m
Depreciation and amortisation – included in
equity-accounted earnings
$160m
Earnings of associates and joint ventures
Interest and finance costs – income statement
$130m
Other operating expenses
$85m
Primarily related to the costs of care and maintenance for Obuasi and South African region
Economic assumptions are as follows: ZAR 14.00/$, $/A $0.75, BRL3.65/$, AP40.00/$; Brent $74/barrel.
Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, no further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F, led with the United
States Securities and Exchange Commission (SEC).
Sensitivities
(Based on a gold price of $1,200/oz and the same assumptions used for guidance)
All-in sustaining
cost ($/oz)
Cash from operating activities
before taxes for 2019 ($m)
10% change in the oil price
6
21
10% change in the local currency
58
148
5% change in the gold price
2
193
50,000oz change in production
14
56
Australia – Sunrise Dam
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

OUR BUSINESS MODEL
CAPITAL INPUTS
CREATING
VALUE
STRATEGY AND
STRATEGIC
OBJECTIVES
1
4
2
3
Exploration and mine
development
Rehabilitation
and closure
Mining,
processing
and refining
SHARING VALUE
CREATED
Shareholders,
investors and
financiers
Employees
Communities, suppliers and
service providers
Governments
Understanding the world in which we operate, how
it impacts us, stakeholder expectations and how we
impact others, is essential to delivery on our strategy
and value creation. This understanding enables effective
planning to mitigate risks, act on opportunities and
achieve our strategic objectives, while our governance
processes and practices guide all that we do.
Identifying and prioritising
risks and opportunities
Strategic planning
and allocating
resources
Understanding our impact
and stakeholders
Analysing
our operating
environment
Generating revenue,
financial management
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

OUR BUSINESS MODEL CONTINUED
CAPITAL RESOURCES
Delivery on our strategy and creating value requires optimising and balancing the use of the five capital resource inputs required in the conduct of our business, while simultaneously enhancing outcomes and minimising our impacts.
Natural capital
Our business depends on having economically viable gold deposits to exploit and mine safely and productively. We consume land, water, energy, among others, in the course of our operations and our activities impact the environment.
Financial capital
Access to capital to fund exploration for, and
the acquisition and development of gold-
bearing deposits. It also sustains, maintains
and grows the business. Value created is often
measured in financial terms.
Manufactured capital
Mining infrastructure: process plants, machinery,
equipment and technology, including information
technology, are all necessary to our business.
These must be maintained and operated
effectively and efficiently by employees with
the necessary skills.
Social and
relationship capital
Securing our regulatory and social licences
to operate depends on developing and
maintaining open, honest and respectful
engagement with all stakeholders, which
requires skillful management and balancing of
stakeholder expectations
Human and intellectual capital
People are vital to our business. A skilled, motivated, healthy and safe workforce is essential to delivery on our strategy. Many employees are based in host communities which maybe impacted by operational and organisational changes.
Related core strategic focus area
Related core strategic focus area
Related core strategic focus area
Related core strategic focus area
•
Maintain long-term optionality
•
Focus on people, safety and sustainability
•
Improve portfolio quality
•
Maintain long-term optionality
•
Optimise overhead, costs and capital expenditure
•
Focus on people, safety and sustainability
•
Optimise overhead, costs and capital expenditure
•
Ensure financial flexibility
•
Optimise overhead, costs and capital expenditure
•
Improve portfolio quality
Related core strategic focus area
•
Focus on people, safety and sustainability
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

For further information, see:
Managing our sustainability
and ESG impacts and
<SDR>
For further information, see:
Mineral Resource and Ore
Reserve – summary, Exploration
– planning for the future and
Managing our sustainability and
ESG impacts
For further information, see:
People are our business and
Managing our sustainability and
ESG impacts
For further information, see:
Regional reviews
For further information, see:
CFO’s review, Financial review
and
<AFS>
OUR BUSINESS MODEL CONTINUED
SDGs AND THE CAPITALS
NATURAL CAPITAL
FINANCIAL CAPITAL
MANUFACTURED CAPITAL
SOCIAL AND RELATIONSHIP CAPITAL
HUMAN AND INTELLECTUAL CAPITAL
NO POVERTY
NO POVERTY
ZERO HUNGER
QUALITY EDUCATION
CLEAN WATER AND
SANITATION
DECENT WORK AND
ECONOMIC GROWTH
DECENT WORK AND
ECONOMIC GROWTH
PEACE, JUSTICE AND STRONG
INSTITUTIONS
PEACE, JUSTICE AND STRONG
INSTITUTIONS
GENDER EQUALITY
INDUSTRY, INNOVATION,
INFRASTRUCTURE
INDUSTRY, INNOVATION,
INFRASTRUCTURE
REDUCE INEQUALITIES REDUCE INEQUALITIES
RESPONSIBLE CONSUMPTION,
PRODUCTION
RESPONSIBLE CONSUMPTION,
PRODUCTION
RESPONSIBLE CONSUMPTION,
PRODUCTION
SUSTAINABLE CITIES AND
COMMUNITIES
SUSTAINABLE CITIES AND
COMMUNITIES
SUSTAINABLE CITIES AND
COMMUNITIES
CLIMATE ACTION
CLIMATE ACTION
LIFE ON LAND
LIFE ON LAND
PARTNERSHIPS FOR THE
GOALS
PARTNERSHIPS FOR THE
GOALS
GOOD HEALTH AND
WELL-BEING
GOOD HEALTH AND
WELL-BEING
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

OUR BUSINESS MODEL CONTINUED
1
2
4
3
Exploration and mine
development
Generating revenue,
financial
management
Rehabilitation
and closure
Mining, processing
and refining
Establish and maintain a competitive
pipeline of viable projects, and
develop and equip long-term
operations with the required
infrastructure. Exploration is a
cornerstone of the business
Develop and maintain mining and
processing infrastructure in good
operating order and their adequate
resourcing to ensure cost efficient
safe operations and that the
workforce has the requisite skills,
expertise and training
Sales of gold and by-products
produced generate revenue, in turn
a function of prevailing prices and
exchange rates. Robust financial
management and allocation of revenue
and expenditure ensure positive
sustainable cash flows and returns
Develop and maintain effective, honest
and transparent relationships with
stakeholders to ensure regulatory and
social licence to operate, to minimise
our environmental impact and to
manage closure in line with socio-
economic principles
CAPITAL INPUT
ACTIVITY
RELATED
STRATEGIC
OBJECTIVE
FINANCIAL
CAPITAL
FINANCIAL
CAPITAL
FINANCIAL
CAPITAL
FINANCIAL
CAPITAL
SOCIAL
CAPITAL
SOCIAL
CAPITAL
SOCIAL
CAPITAL
MANUFACTURING
CAPITAL
MANUFACTURING
CAPITAL
MANUFACTURING
CAPITAL
MANUFACTURING
CAPITAL
HUMAN
CAPITAL
HUMAN
CAPITAL
HUMAN
CAPITAL
HUMAN
CAPITAL
NATURAL
CAPITAL
NATURAL
CAPITAL
NATURAL
CAPITAL
Maintain long-term optionality
Focus on people, safety,
and sustainability
Focus on people, safety,
and sustainability
Focus on people, safety,
and sustainability
Ensure financial
flexibility
Optimise overhead, costs
and capital expenditure
Optimise overhead, costs
and capital expenditure
Improve the quality
of the portfolio
Improve the quality
of the portfolio
WHAT WE DO – OUR MINING PROCESS
We explore, develop, mine and process ore to produce gold. In so doing, we consciously integrate the environmental, social and governance (ESG) factors, from the exploration stage to beyond closure so as to maintain our social licence to operate.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

1
2
4
3
Exploration and mine
development
Marketing and sale
of gold produced
Rehabilitation
and closure
Mining, processing
and refining
ACTIONS
TAKEN
IN
2018
IMPACTS
AND
OUTCOMES
•
Continued focus on exploration
programmes with new greenfields sites
explored in Colombia, the United States
and Australia; while target generation is
underway in Brazil and Guinea
•
Advancement of two projects in
Colombia – maiden Ore Reserve
declared at Quebradona
•
Following ratification of agreements by
parliament, the final go-ahead was given
for the redevelopment of Obuasi
•
identified Ore Reserve replacement
opportunity in Kibali’s KZ trend and
around KCD
•
4.3Moz total group Ore Reserve
•
Redevelopment of Obuasi will support
local recruitment, transfer of skills,
establishment of local underground
mining joint venture – first production
expected in December 2019
•
Similarly, in Colombia, development
of projects will benefit communities
and government. Will be a focus on
environmental stewardship
•
Emphasis on Operational Excellence
for innovative control and management
of costs, to improve operational
efficiencies and productivity
•
Restructuring in South Africa region,
included asset sales and closure,
downscaling and introduction of a new
shift arrangement at Mponeng
•
Driving zero harm
•
Infrastructure investment in the
Australasia region
•
In Continental Africa, life extension
projects and initiatives to improve
operating efficiencies included those at
Geita, Iduapriem, Siguiri and Kibali
•
Produced 3.4Moz of gold
•
South Africa region now more focused,
sustainable; generated positive free
cash flow in second half of the year with
improved safety and productivity
at Mponeng
•
Improved group safety performance
•
Reduced costs with the all-in sustaining
cost per ounce down by 7% and
improved margins
•
A new five-year revolving credit facility
agreement signed to consolidate and
replace two of the existing facilities
•
Short-term rand gold hedge set up to
further protect the South Africa region’s
cash flow from exchange rate volatility
•
Improved free cash flow and
earnings overall
•
Improved liquidity and financial flexibility
•
Net debt reduced by 17% and net debt
to adjusted EBITDA ratio at 1.12 times
•
Dividend declared
•
Extensive stakeholder engagement in:
•
Colombia – project development
•
Ghana – redevelopment of Obuasi
•
South Africa – wage negotiations and
the sale, downscaling and closure of
operations
•
Tanzania – payments to government
•
DRC – agreement reached on tax
remittances
•
Earned social licence to operate
in Ghana – proceeding with
implementation of the Obuasi
redevelopment plan which will
ultimately add value and contribute to
value creation, delivery on strategic
objectives, and to local communities
OUR BUSINESS MODEL CONTINUED
Economic value generated ($m)
2018
2017
Sales of gold and by-products
3,943
4,510
Interest received
17
15
Royalties received
10
18
(Loss) / profit from sales of assets
(20)
8
Income from investments
95
7
Total
4,045
4,558
What we do
continued
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

HOW WE SHARE VALUE
Related capitals
2018
2017
Suppliers – includes procurement of
goods and services, operating costs,
rehabilitation and exploration
1,676
1,839
Employees – includes salaries and
wages paid and investment in training
and development
713
1,002
Government – includes current
tax, royalties, tax paid on behalf of
employees and production, property
and other taxes
714
659
Providers of capital – includes finance
costs, unwinding of obligations and
dividends paid
202
208
Community – includes region-
specific socio-economic development
programmes in relation to our social
licence to operate
21
27
Total
3,326
3,735
Related SDGs
$713m
(17% of value generated)
$1,676m
(41% of value generated)
$714m
(18% of value generated)
$202m
(5% of value generated)
$21m
(1% of value generated)
Economic value distributed – 82% of value generated
Aligning with the SDGs
NO POVERTY
QUALITY EDUCATION
CLEAN WATER AND
SANITATION
DECENT WORK AND
ECONOMIC GROWTH
DECENT WORK AND
ECONOMIC GROWTH
PEACE, JUSTICE AND STRONG
INSTITUTIONS
PEACE, JUSTICE AND STRONG
INSTITUTIONS
GENDER EQUALITY
REDUCE INEQUALITIES
RESPONSIBLE CONSUMPTION,
PRODUCTION
RESPONSIBLE CONSUMPTION,
PRODUCTION
SUSTAINABLE CITIES AND
COMMUNITIES
PARTNERSHIPS FOR THE GOALS
PARTNERSHIPS FOR THE GOALS
PARTNERSHIPS FOR THE GOALS
GOOD HEALTH AND
WELL-BEING
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Various external factors in the
world in which we operate have
the potential to affect our ability
to deliver on our strategy and
create value in the short, medium
or long term. They can influence
our operational and financial
performance, our ability to maintain
our regulatory and social licence to
operate and even the sustainability
of our business.
Gold market
The 2018 year, and in particular the last quarter,
was challenging for equity markets in general.
Investors have had to contend with rising US
central bank interest rates, a sharp slowdown
in business confidence in the Eurozone,
weaker Chinese growth, and rising geopolitical
concerns (including Brexit, Italian politics and
the ongoing trade conflict between the US and
China). On the up side, government bonds
lived up to their traditional role as a defensive
investment in a well-balanced portfolio.
Regarding the gold market, annual jewellery
demand for the year barely changed, ending
the year at 2,200 tonnes. The 3% year-on-
year drop in fourth quarter jewellery demand
to 636.2 tonnes reversed third quarter gains.
China was the main engine of growth in 2018,
despite the slowdown in the fourth quarter. The
slowdown was mainly attributable to the trade
war with the US and slowing economic growth
rate which weighed on gold demand. Economic
hardship, relatively weak currencies and the
after-effects of tax changes affected Turkey and
Middle Eastern markets to varying degrees,
with Iran and Turkey hit particularly hard.
Inflows into global gold-backed exchange
traded funds (ETFs) and similar products
totalled 69 tonnes in 2018, 67% lower than
the 206.4 tonne inflow in 2017. Sizable annual
flows into European-listed funds at over
96.8 tonnes drove growth in the sector, while
North American funds – which experienced
heavy outflows for part of the year – reversed
in fourth quarter. Global inflows amounting
to 112.4 tonnes during the fourth quarter
reversed the 104 tonnes of outflows from the
third quarter. Growth in fourth quarter was
split almost equally between US-listed and
European-listed funds, with inflows of
57.1 tonnes and 59.1 tonnes respectively.
For the first time since 2012, the value of total
gold-backed ETF holdings ended the year at
$100.6 billion.
The official gold coin market saw annual
demand surge 26% to 236 tonnes, the
second highest level on record – the previous
high was 270.9 tonnes in 2013. Gold coin
demand ourished in a few countries, most
notably Iran and South Africa, where retail
investor concerns around stock market
volatility, currency weakness and geopolitical
uncertainty were common themes. Gold bar
sales were steady at 781.6 tonnes in 2018 and
have been remarkably stable over the past
five years with annual demand anchored
between a 2014 low of 780 tonnes and a
high of 797 tonnes in 2016.
Central bank net purchases reached
651.5 tonnes in 2018, 74% higher year-on-
year. This is the highest level of annual net
purchases since the suspension of dollar
convertibility into gold in 1971 and the second
highest annual total on record. Central
banks now hold nearly 34,000 tonnes of
gold. Heightened geopolitical and economic
uncertainty throughout the year increasingly
drove central banks to diversify their reserves
and re-focus their attention on investing in safe
and liquid assets.
Over the year, global gold mine production rose
by just over 2% to 3,346.9 tonnes in 2018.
Although this growth has slowed in recent
years, this is now the tenth successive year
of annual growth. Gold production in 2018
exceeded the previous high level of annual mine
output on record of 3,268.7 tonnes in 2017.
Net producer de-hedging totalled 29.4 tonnes
for the year, following on from 27.9 tonnes of
net de-hedging in 2017. At the end of 2018,
the global hedge book stood at an estimated
195 tonnes, 13% lower year-on-year,
continuing the general downward trend.
The average gold price for the year was
$1,268/oz, marginally higher than the $1,251/oz
recorded in 2017. AngloGold Ashanti achieved
an average price of $1,261/oz for gold sold for
the year.
Credit rating
AngloGold Ashanti’s rating from S&P Global
(S&P) remained at BB+ with a stable outlook,
and from Moody’s Investor Services (Moody’s)
at Baa3 with a positive outlook. Ratings firm
S&P announced on 24 November 2018 that
it had left South Africa’s sovereign rating
unchanged at sub-investment grade, holding
South Africa’s long-term foreign-currency
rating at BB, while the long-term local-
currency rating stayed at BB+. Fitch Ratings
agency announced on 6 December 2018
that it had retained South Africa’s sovereign
rating at BB+ with a stable outlook. Moody’s,
the only ratings agency that rates South
Africa’s sovereign debt maintained its rating at
investment grade Baa3.
Silicosis litigation
On 3 March 2011, in Mankayi vs. AngloGold
Ashanti, the Constitutional Court of
South Africa held that section 35(1) of the
Compensation for Occupational Injuries and
Diseases Act, No. 130 of 1993 does not cover
an “employee” who qualifies for compensation
in respect of “compensable diseases” under
the Occupational Diseases in Mines and
Works Act, No 78 of 1973 (ODMWA). This
judgement allows such qualifying employee to
pursue a civil claim for damages against the
employer. Following the Constitutional Court
decision, AngloGold Ashanti has become
subject to numerous claims relating to silicosis
and other Occupational Lung Diseases (OLD),
including class actions and individual claims.
OUR EXTERNAL OPERATING ENVIRONMENT
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

OUR EXTERNAL OPERATING ENVIRONMENT CONTINUED
In November 2014, Anglo American South
Africa, AngloGold Ashanti, Gold Fields Limited,
Harmony Gold Mining Company Limited and
Sibanye Gold Limited formed an industry
working group on OLD (OLD Working Group)
to address issues relating to compensation
and medical care for occupational lung
disease in the gold mining industry in South
Africa. The working group now also includes
African Rainbow Minerals (ARM).
AngloGold Ashanti, along with other mining
companies including Anglo American South
Africa, ARM, Gold Fields Limited, Harmony
Gold Mining Company Limited, DRDGOLD
Limited, Randgold and Exploration Company
Limited, and Sibanye Gold Limited, were
served with a consolidated class action
application on 21 August 2013. On 13 May
2016, the South Gauteng High Court of
South Africa ruled in favour of the applicants
and found that there were sufficient common
issues to certify two industry-wide classes: a
Silicosis Class and a Tuberculosis Class. On
3 June 2016, AngloGold Ashanti, together with
certain of the other mining companies, led
an application with the High Court for leave to
appeal to the Supreme Court of Appeal (SCA).
On 13 September 2016, the SCA granted the
mining companies leave to appeal the entire
High Court ruling to the SCA. On 10 January
2018, in response to a postponement request
from all parties involved in the appeal due to
the advanced stage of settlement negotiations,
the Registrar of the SCA postponed the
hearing date until further notice. Settlement
of the consolidated class action litigation was
reached on 3 May 2018, after three years
of extensive negotiations between the OLD
Working Group companies and the lawyers
of the claimants. On 13 December 2018, the
High Court issued a Court order setting out the
process of how members of the settling classes
and any interested parties can object to the
proposed settlement. In the coming months, the
High Court is scheduled to hold a hearing during
which the Court will consider arguments by the
parties to the settlement as well as arguments
by other interested parties who are granted leave
by the Court to participate, including parties
filing objections to the proposed settlement.
The purpose of this second hearing is to
determine the fairness and reasonableness of
the settlement.
If the settlement is approved by the Court
and all its other conditions are met, a trust
(Tshiamiso Trust) will be established and
will exist for a minimum of 13 years. Eligible
claimants will be able to seek specified
payment from the Tshiamiso Trust and the
amount of monetary compensation will vary
depending on the nature and degree of the
disease. As of 31 December 2018, AngloGold
Ashanti has recorded a provision of $63 million
to cover the estimated settlement costs and
related expenditure of the silicosis litigation.
Regulatory and operating
environment
The regulatory environment with the various
changes, uncertainty and challenges it brings
AngloGold Ashanti across the portfolio,
is mostly influenced by local conditions
and differing laws and regulations in the
jurisdictions where we operate. The effects
of the regulations are also dependent on the
issues each of the jurisdictions focus on. In
addition, operations face unique uncertainties
and challenges, such as artisanal small-
scale mining (ASM) and/or illegal mining.
AngloGold Ashanti’s operations and projects
affected by ASM are in South Africa, Tanzania,
Ghana, Mali, Guinea and Colombia. Efforts
to strengthen local economic development
to reduce dependence on illegal mining
are discussed under the material issue on
“Contributing to self-sustaining communities”
in the
<SDR>
.
Regulatory and political issues
During 2018, political and regulatory
uncertainty and risk remained one of the most
significant material issues facing AngloGold
Ashanti. Some of these regulatory changes
include the addition of social considerations
and requirements into the licensing process.
Increasing community activism as well as
declining government coffers contribute to
escalating tension in an environment where
stakeholders are demanding a greater share of
the benefits derived from resources.
In South Africa, the revised Mining Charter
was gazetted, along with the withdrawal of
the Mineral and Petroleum Resources Act
Amendment Bill. This was broadly welcomed
by the industry and its stakeholders, although
certain elements of the revised Mining Charter
remain a concern. The consultative and
reconciliatory approach by the new Minister of
Mineral Resources is anticipated to contribute
towards improving sentiment in the South
African mining industry.
The Carbon Tax will be implemented in June
2019. There is, however, less clarity on the
draft National Climate Change Bill. A number
of concerns have been raised by industry,
including areas of incongruence with the Paris
Agreement on Climate Change and the intent to
introduce criminal sanction for failure to meet a
carbon budget. Further discussions on this are
anticipated over the course of 2019. In South
Africa, our electricity consumption remains
the major source of greenhouse gas (GHG)
emissions, because we use the national energy
supplier, Eskom, which is dependent on coal for
power generation.
1
www.silicosissettlement.co.za
2
www.oldcollab.co.za
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

OUR EXTERNAL OPERATING ENVIRONMENT CONTINUED
Overall, the Company’s greenhouse gas
emissions intensity declined by 30% for the year.
During 2018, in the Continental Africa region,
there was regulatory uncertainty in Tanzania,
Guinea, Mali and the DRC. In Tanzania,
AngloGold Ashanti continues to focus on
pursuing collaborative dialogue with the
government of Tanzania. The arbitration
proceedings that began in July 2017 have
been suspended until July 2019. In Guinea,
the socio-economic challenges of poverty and
unemployment were reflected in the frequent
community grievances related to demands
for employment, electricity and land access.
The local community demanded access to the
Company’s inactive pits, which lead to various
incidents, including invasion of the marginal
stockpile. These incidents were managed
without any significant conflict taking place.
In Mali, presidential and parliamentary
elections during the year heightened in-country
political tensions and instability. In addition,
community discontent continued to escalate
due to concerns and uncertainty around the
future of the Sadiola and Yatela operations. In
this regard, an agreement between AngloGold
Ashanti and employees at these operations
was successfully concluded and implemented
to phase retrenchments as necessitated by
restricted and suspended mining operations.
The agreement, effective from 31 May 2018,
focused on providing an additional social
package, among others, so helping to soften
the impact of the retrenchments.
Ghana – Obuasi
1
www.anglogoldashanti.com
In the DRC, the government announced a new
mining code that purports to make several
changes to the operating environment for the
DRC’s extractive industries, including those
in its mining, and oil and gas sectors. These
changes may impact the protections enjoyed
by AngloGold Ashanti’s joint venture in the
country. The joint venture is operated and
jointly owned by Barrick Gold Corporation
(previously Randgold Resources (45%)).
The other owners are AngloGold Ashanti
(45%) and Société Minière de Kilo-Moto SA
(SOKIMO) (10%). Engagement continues
between mining industry representatives in
the DRC and the country’s Ministry of Mines,
ahead of the publication of the regulations
that will govern implementation of the new
code. This engagement aims to address
concerns about the revised mining code and
in particular the protection to be afforded
to title holders who benefit from a 10-year
stability agreement under the 2002 Mining
Code. Industry representatives account for
more than 85% of the DRC’s copper, cobalt
and gold production and its most significant
development projects. The representatives
have submitted a formal proposal to the
Ministry of Mines that is designed to address
concerns on the regulatory changes. Among
other things, industry proposes linking a sliding
scale of royalty rates to the prices of key
commodities, which industry representatives
believe would be a more effective mechanism
than the windfall tax introduced in the new
code. At current prices, this proposal would
immediately give the government a higher
share of revenues than provided for in the new
code. It also deals with stability arrangements,
state guarantees and mining conventions.
See the press release of 29 March 2018, titled
“Mining industry submits code proposal to DRC
Government” on www.anglogoldashanti.com
1
.
In the Americas, Colombia continued the
peace process after decades of conflict. In
Brazil, a country facing political change after
the presidential elections in 2018, uncertainties
arose around how potential policy changes
might affect the mining industry. There was
also a nationwide truck drivers’ strike which
impacted our operations somewhat.
Water management challenges
Excess ssure water from the operations
of Blyvooruitzicht Gold Mining Company
Limited (in provisional liquidation) in West Wits
remains a potential threat to our Mponeng
mine, for maintaining process water balance
and the mine’s ability to absorb a large
amount of rainfall. Throughout the year,
Covalent Water Company, a wholly owned
subsidiary of AngloGold Ashanti, managed to
pump and discharge extraneous water from
Blyvooruitzicht shafts, while the West Wits
operations absorbed some of the acidic water
from Blyvooruitzicht Mine 5 Shaft. To eliminate
the risk, Covalent Water Company have begun
evaluating options to intercept and process
the acidic water. Covalent Water Company
operates the Blyvooruitzicht 4 and 6 shafts in
terms of a registered servitude.
In Ghana, for the Sansu community in the
vicinity of the Obuasi mine, the issue of
possible contamination of ground water
resources was one of the focus areas during
the year. In dealing with this, the Company
commissioned two independent consultants
– the Council for Scientific and Industrial
Research and Envaserv Research – to
independently test the ground water and
investigate any possible mine pollution. The
consultants representing the community and
the mine respectively, concluded assessments
in the second half of 2018. The findings of
both studies were consistent, demonstrating
no evidence of mine pollution on the ground
water. Any abnormalities that were detected
related to natural geological factors. The
process to engage communities on the
findings commenced at the end of the year,
and it is planned that the Obuasi mine will offer
guidance to the community in responding to
its water quality challenges.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES
Our approach
Stakeholder engagement underpins
the value creation process and is
vital to the successful conduct of
our business. Our stakeholders are
those groups of people who may
be affected by AngloGold Ashanti’s
decisions and/or activities, and who
can in turn influence our activities.
Our stakeholder engagement is informed
by our operating environment and our
activities. The feedback obtained from
stakeholder engagement feeds into the
processes to determine our material issues
and our business risks and opportunities.
Engagements are driven by the need for us
to determine and understand stakeholders’
perspectives, views and expectations, and
aim to establish and maintain mutually-
bene cial relationships with all stakeholders.
This is especially important in relation to our
host communities, one of several important
stakeholder groupings with which we engage.
Building and nurturing our stakeholder
relations is integral to securing and protecting
our licence to operate, to addressing our
material issues, and to enhancing shareholder
value as we execute our strategy.
We engage directly and indirectly with our
various stakeholders. Such engagement
is regular, transparent, and aligned with
our values. Engagement is an inclusive,
continuous two-way process. It is important
that we understand stakeholders’ needs and
expectations in order to better manage them;
and we in turn provide and share information
about AngloGold Ashanti, on our objectives,
policies and standards, and our financial,
operating and sustainability performance.
Oversight and accountability
Engagement is conducted in line with the King
IV principles. Our stakeholder engagement
process continues throughout the life cycle
of an operation, from exploration through to
closure. Our approach is to mindfully partner
with our stakeholders to assess, manage and
mitigate ethical and regulatory risks.
The board is accountable for stakeholder
engagement through each of the board
committees, and maintains oversight of material
issues concerning stakeholders through the
Social, Ethics and Sustainability Committee.
Given the diverse footprint of our business,
there is a correspondingly diverse set of
stakeholders, each operating within a unique
social, economic, political and regulatory
context. Engagement takes place either at
group level, for an overview of the business
as a whole, or at an operating level, with
stakeholders who need to understand
operational impact and stakeholder influence
on the business. In all our interactions with
stakeholders we demonstrate our adherence
to our corporate values.
We strive to conduct all stakeholder
engagements in dynamic, honest, transparent
and inclusive ways. Given the wide range
of stakeholders, we adopt a multi-pronged
approach, including:
•
visiting communities and government bodies
in and around the areas in which we operate
•
meeting providers of capital and financiers
•
co-ordinating community focus groups in
the regions where we have operations
Identifying our material issues
We are guided by the International Integrated Reporting Council and its related framework,
King IV, the GRI standards G4 guidelines and the Accountability AA1000 Stakeholder
Engagement Standard, to identify major issues of material concern that affect the Company.
As in the previous year, our internal review process involved:
•
A review of the previous year’s material issues
•
Identification of emerging issues
•
Prioritising material issues, based on, among others, their relation to our strategy, operations and their potential impact on the business and our social licence to operate
Our stakeholders
Our major stakeholder groups are:
•
Employees
•
Investment community
•
Governments and regulators
•
Communities
•
Suppliers and industry partners
•
Media
•
undertaking community grievance procedures
•
seeking employee views by means of our
group-wide engagement survey and “town
hall” meetings
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Our material issues
STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED
Contributing to
self-sustaining
communities
Artisanal and
small scale
mining (legal
and illegal)
Responsible
environmental
stewardship
Employee
and community
health
Employee,
community and
asset security
Talent
management
and skills
development
Employee
safety
Respecting
human rights
Integrated
closure
management
Navigating
regulatory and
political uncertainty
and risk
For 2018, the following were identified as our top 10 material issues:
Engaging with employees –
mitigating safety risk, employee
wellness and ensuring stable
labour relations
AngloGold Ashanti’s approach to employee
engagement is aimed at promoting good
labour relations, increasing productivity
and maintaining a focus on our strategic
objectives. The wellbeing of all our employees
and their safety is the foundation of who
we are and how we conduct ourselves. Our
company value – Safety is our first value –
captures the importance of safety, which
remains our top priority.
We ensure that employee engagement is
professional and respectful and in line with the
laws and regulations that govern the mining
sector in our various operational jurisdictions.
Stakeholders and their related material issues
Stakeholder
Related material issue
Employees
Investment community
Governments and regulators
Communities
Industry partners and suppliers
Media
Furthermore, good labour relations encourage
a collaborative approach to problem-solving
in the workplace. Our engagement, using
a variety of approaches, emphasises and
reinforces the importance of being safe
in the workplace, and of complying with
safety procedures and standards. It also
encompasses wellness, employee security,
and performance against our strategic
objectives, as we work to create value for
our stakeholders.
AngloGold Ashanti employees have a right
to freedom of association and to collective
bargaining. This is embedded within the
Company and is embraced and viewed by
management as central to effective labour
relations at all operations, where the country’s
regulations allow.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Key employee engagements in 2018:
•
South Africa region: engagement was
aimed at informing relevant stakeholders
about the restructuring process which
is aimed at protecting the longer-term
sustainability of the business and limit
job losses. The process was completed
reaching a balance between preserving
local jobs while we focused on creating a
smaller, more profitable production base.
These engagements helped to mitigate
forced retrenchments, limiting the 2,000
retrenchments initially anticipated to 72.
This was achieved by offering voluntary
severance packages, and preserving jobs
when selling some of the mines and the
non-core assets, such as healthcare facilities
and rail networks in the Vaal River area.
Additionally, during the year we concluded
wage negotiations and signed a three-
year wage agreement with all employee
representatives – the unions. The wage
negotiations were concluded amicably
without any strikes or disruptions to work
and we managed to agree on a new shift
arrangement. This shift arrangement
was implemented in November 2018.
For further information,
see <Regional
reviews>
.
•
Continental Africa region: we successfully
finalised wage negotiations at Siguiri in
Guinea. We also concluded a compressed
working week agreement with the union for
implementation at Geita in Tanzania
•
There were no unresolved labour issues
in 2018
•
Employee survey – we conduct this survey
every two years to understand employees’
perceptions and views of the Company.
The next survey is planned to be conducted
during 2019. For more detail on this, see
<People are our Business>
.
Engaging with the investment
community – managing
expectations, particularly against
strategic objectives
Our investment community is geographically
diverse and includes financiers and bond
holders, analysts and the providers of
capital – our shareholders and prospective
investors. We conduct our engagement with
the investment community regularly, in person
and by email, at our interim and annual results
presentations, via conference calls, site visits,
investor conferences and at one-on-one
meetings. We engage in a transparent manner,
in compliance with JSE Listings Requirements
and with the regulations of the various other
exchanges on which we are listed, including
the NYSE.
Engagement here includes reporting, which
we do periodically or as and when there are
new developments, either within the Company
or in the markets which impact the Company.
We report on our operational, financial and
sustainability performance, our delivery
on our strategic objectives, as well as on
material matters that may have an impact our
performance, such as regulatory and political
risk, corporate activity by way of acquisitions
or sales, other corporate transactions, labour
unrest, and community matters, among others.
We believe that open and transparent
engagement can enhance the valuation and
company credit ratings thus improving our
access to capital. These engagements are
necessarily proactive and inform investors
on new developments, and more importantly
they inform investor sentiment. In addition
to reporting on our performance, not limited
to these topics of engagement during the
year were:
•
Safety – improved safety performance
•
South Africa region restructuring –
finalisation of asset sales, operational
turnaround, and outsourcing of non-
core assets
•
Asset sale proposals in Mali and Argentina
and sale of greenfields tenements in
Colombia
•
Management and director changes –
appointment of new CEO and non-executive
directors
•
Silicosis update – issued notice on the
court’s approval of the settlement agreement
on silicosis and tuberculosis
•
Obuasi – start of mine redevelopment,
signing of the five-year joint venture contract
for underground development with Ghana’s
local mining and engineering sector, and the
first blast
•
Balance sheet – in October 2018, a new
five-year $1.4bn multi-currency revolving
credit facility was agreed with our banking
syndicate (see the <CFO’s review> for
further detail on this and its effect on our
liquidity position)
STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED
Brazil – Lamego
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

•
Progress at our low-capital, high-return
projects – Siguiri, Iduapriem, Geita, Kibali,
Tropicana, and Sunrise Dam
•
Exploration – progress made at our
Colombia projects and registration of
maiden Ore Reserve for the
Quebradona project
In addition, we proactively engage with
shareholders leading up to the annual general
meeting to ensure understanding of the
resolutions put out in the notice of meeting.
See <NOM>
.
Engaging with governments and
regulators – mitigating regulatory
and political risk
We focus on maintaining good working
relations with governmental authorities,
appraising them of any new developments at
our operations and projects, discussing key
concerns within each operating jurisdiction.
Our aim is to encourage regulatory certainty
and create an environment conducive to the
investment and development necessary for
the long-term growth of the business and the
respective countries, while remaining law-
abiding citizens. Our responses in navigating
political and regulatory uncertainty are also
informed by our Code of Ethics. In engaging
with governments and regulators, our actions
generally fall into one of three categories:
•
Engaging proactively in policy development,
regulatory proposals and conflict resolution,
seeking mutually bene cial and sustainable
outcomes
•
Enhancing our internal systems and
activities to meet the requirements of
applicable regulatory changes
•
Disputing and seeking recourse where we
believe that we have been treated unfairly
and/or outside of accepted regulatory
prescripts
Conversely, governments engage with us as
a mining company to ensure that the benefits
of mining flow through to the state at national,
local and community levels. In addition to
job creation, taxes, royalties and investment,
the benefits of mining at a local level include
employment, skills development, local
procurement and infrastructure and service
development. They also engage with us to
ensure and monitor regulatory compliance.
During 2018, the following engagements took
place with governments and regulators:
South Africa: We engaged with the regulators
on the Reviewed Mining Charter and as
part of the Working Group on Occupational
Lung Disease which continues to engage the
Medical Bureau for Occupational Diseases
(MBOD) and Compensation Commissioner
for Occupational Diseases (CCOD), the
government departments responsible for
certifying and compensating mineworkers
with OLD. For more detail on these see
<Our
External Environment>
. We also engaged on
the restructuring of the South Africa operations
which included the sale of our Vaal River mines
as well as the sale and/or outsourcing of non-
core assets. These engagements were held
with local, provincial and national government.
•
Ghana: We engaged with the Government
of Ghana throughout the year and secured
the necessary agreements and permits to
enable us to begin the redevelopment of
Obuasi. The relevant fiscal and development
agreements, and environmental permits were
granted, and signed by the Government of
Ghana. All these agreements were ratified by
Ghana’s parliament in June 2018. For further
detail, see the <Regional Reviews>
.
•
Tanzania: Following legislative changes,
we continued to seek engagement with the
government of Tanzania to obtain clarity
regarding the new laws and regulations.
The changes apply to those companies
that have in place long-standing mine
development agreements. Arbitration
proceedings began in July 2017. AngloGold
Ashanti’s focus remains to pursue
collaborative dialogue with the government
of Tanzania. The arbitration proceedings
have been suspended until July 2019
•
DRC: We are working with our joint venture
partner – Randgold Resources, now
Barrick Gold Corporation – and peers in the
industry in that country to lobby against the
implementation of a proposed New Mining
Code. Meetings took place throughout
2018, between the then President, Joseph
Kabange Kabila, and mining industry
representatives. See <Our External
Environment>
for more on this.
STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED
Australia – Tropicana
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

•
Australia: We engage with the Government
in Australia, with which we have a
collaborative working relationship. We are
currently planning a deep diamond drilling
programme where, one kilometre to the
south of Sunrise Dam, targets will be
tested with in a programme partially funded
by the Western Australian Government’s
Exploration Incentive Scheme
Engaging with communities –
managing expectations, upholding
human rights and ensuring security
of assets and the community
Our community engagement aims to establish
mutually bene cial partnerships with host
communities for shared value creation. We are
also driven by the need to maintain our
social licence to operate, which is core to
how we work with our host communities and
conduct business.
We are guided by our global Engagement
Management Standard that requires each
operation to prepare and implement a
community engagement strategy that is,
among others, forward-looking and identifies
potential areas of concern to stakeholders.
We have local economic development
programmes, run in partnership with local
governments and host communities. These
contribute to economic growth, stimulate
income-generating opportunities, create
employment, and aim to nurture sustainable
livelihoods beyond the life of mine.
Our proactive engagement is focused on
ensuring that we work with governments in
relation to their service delivery responsibilities
to communities and society at large. For more
information on our material issue, contributing
to self-sustaining communities, see the <SDR>.
The following community engagement took
place in 2018:
•
South Africa: the restructuring of our
South African operations and sale of certain
mines. In addition to the related employee
and government engagement discussed
previously, we also engaged with local
communities (NPOs, NGOs and youth),
small, medium and micro enterprises as
well as those local municipalities in host
communities affected and major labour-
sending areas. We continued with the
roll-out of agreed social and labour plan
programmes and related community
development projects.
•
Ghana: Post-year end in January 2019,
community and traditional leadership
attended the official launch of the
redevelopment of Obuasi. In line with our
commitments to the Government of Ghana
and the local community, we will focus
on and promote Ghanaian participation in
this redevelopment. This focus includes
the recruitment of Ghanaians which has
commenced, both locally and off-shore,
as many Ghanaians work globally. Where
we have imported specialist operational
managerial and technical skills, we have
identified Ghanaian successors who will be
developed throughout the project.
•
Australia: At Tropicana, we ran a unique
entry-level opportunity for indigenous
people in Western Australia’s goldfields
region during the year. Participants were
taken on a pre-employment mining
programme for traineeships in the mining
and geology departments. The programme
is carried out by a training provider and
indigenous mining contractor Carey Mining
in partnership with AngloGold Ashanti
Australia and the mining contractor
at Tropicana. It is intended that the
programme will run again in 2019. The
programme was commended in the
Western Australia Parliament by the
Minister for Regional Development.
STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED
Colombia – Gramalote
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Engaging industry partners and
suppliers – working on long-term
partnerships, empowering the local
population
We collaborate with our peers in the sector
and industry bodies on engagement on
various matters with governments, labour and
other key stakeholders. This includes coming
up with solutions to either sector or industry
challenges, and on any new developments
to promote the future of the industry. These
industry partners include the World Gold
Council, the International Council on Mining
and Metals (ICMM), the Extractive Industries
Transparency Initiative (EITI), Business Unity
South Africa (BUSA), Business Leadership
South Africa (BLSA), This is Gold, the
Occupational Lung Disease (OLD) working
group, and the Minerals Council South Africa
(Minerals Council), previously the Chamber of
Mines of South Africa.
During the year engagement included:
•
Industry partners: We engage regularly
with the Minerals Council and Chamber
of Mines in the various regions in which
we operate. In South Africa, we focused
primarily on negotiations related to the
Reviewed Mining Charter, the gold sector
wage negotiations, which ended with the
signing of a three-year wage agreement,
and continued work on occupational lung
disease (for more details on this see <Our
external environment>
).
•
Working Group on Occupational Lung
Disease: Collaboration continued within the
Gold Working Group on OLD and with other
key stakeholders to agree a comprehensive
solution to silicosis litigation and related
statutory compensation. See also <Our
external environment>
for more information
on work done on this.
•
Suppliers: AngloGold Ashanti always
endeavours to have suppliers apply our
business ethics and values. Our supplier
Code of Conduct encourages all our
suppliers, including contractors, to align
their businesses with our internal policies
and codes of ethical behaviour, particularly
on human rights practices, labour relations
and employment practices, the environment,
our anti-bribery and corruption policies, and
safety procedures, policies and standards.
Our approach with suppliers involves
ensuring responsible environmental, social
and governance (ESG) practices are carried
out by those we associate and/or do
business with. Suppliers are assessed on
their governance conduct in addition
to their socio-economic behaviour. In 2018
we also rolled out the application of the
supplier assessment questionnaire which
covers safety, environment, human rights,
and governance, including anti-corruption
matters. We are currently in the process
of developing screening tools that can be
applied at site level to risk-rate existing
and potential suppliers for further due
diligence investigation.
In addition, we work closely with suppliers to
promote local procurement, transformation
and capacity building. For example, in the
redevelopment of Obuasi, in line with our
commitments to the Government in Ghana
and the community there, we awarded a
five-year mining contract to the Underground
Mining Alliance, a joint venture between
Australia’s AUMS and Ghana’s Rocksure. The
contract will employ and train approximately
550 Ghanaians.
Engaging with the media –
complements and supplements
engagement with many other
stakeholders
Our media engagement is transparent,
covers a range of matters, and facilitates
understanding of AngloGold Ashanti’s
activities, and promotes accurate reporting
and constructive relationships with other
stakeholders. Engagement with the media
augments and underpins communication with
other stakeholders such as communities,
investors and government, and other
interested stakeholders.
Successful media engagement is fundamental
to ensuring accurate representation and
understanding of the Company, management
of our reputation and our credibility, and
maintenance of our social licence to operate.
It can be used to address speculation and
misinformation in the public domain.
STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED
South Africa – Mponeng
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

MANAGING OUR RISKS AND OPPORTUNITIES
Identifying and monitoring our risks and opportunities
•
Board through respective
committees (quarterly) and as part
of the board strategy sessions
•
Audit and Risk Committee
(quarterly)
•
Executive Committee
(monthly review)
•
Operations: mine sites, etc
(regularly/as required)
Risks and
opportunities are
identified with
input from
business units
with the Executive
Committee having
accountability.
Tanzania – Geita
AngloGold Ashanti’s risk management
process aims to strike a balance
between mitigating and minimising
our risks, and maximising the
potential reward. A structured internal
risk management process is in place
to identify risks, while simultaneously
taking into account the views and
interests of our stakeholders.
The Audit and Risk Committee, which
oversees risk management on behalf of
the board, receives regular risk-related
feedback from operational management. The
committee regularly reviews and assesses
all risk-related information and governance
structures, ensuring that the roles and
accountability for identifying, managing,
mitigating, reporting and escalating risks and
opportunities are clearly defined. The board
has ultimate responsibility for managing and
reducing risks and for realising value from
opportunities.
The risk management process supports
delivery of our strategic objectives and
provides a platform for identifying risks and
opportunities. We continuously adapt to
the ever-changing environment in which we
operate and ensure that AngloGold Ashanti is
positioned to alleviate and reduce risks and to
take advantage of opportunities identified so
as to enable sustained value creation.
Monitoring and reporting
Our risks and opportunities are identified, quanti ed and monitored with input from senior management to ensure accountability.
They are reviewed quarterly, or more often as required, based on developments in our operating environment. The relevant risk owners are consulted to confirm status of risks and opportunities in terms of severity and likelihood, to ensure alignment with regular independent assessments.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

SEVERITY
LIKELIHOOD
Nature of risk
Operational
External
Strategic
Political
Operational
underperformance
Growth projects
Skills
Ore Reserve and
Mineral Resource
Commodity prices
and currencies
Cost competitiveness
Regulatory implications
of tailings dam failure
Divestment impediments
Local economic
development
Top group risks heat map
1
2
4
8
6
3
9
10
7
5
The top group risks are depicted in a ‘heat map’ below that plots the severity and likelihood of the top risks.
Our top 10 risks 2018-2019
The risks tabulated below are the top ten risks for the AngloGold Ashanti group as at the end of January 2019, ranked from highest to lowest in order of magnitude. The previously reported ranking is in parentheses.
A summary and explanation of our top 10 risks is given in the table overleaf.
Rank:
(Previous)
Potential risk:
1 (1)
Elevated political and country risk profile in core production areas
2 (2)
Operational underperformance negatively impacting improved track record
3 (5)
Delivery of growth projects
4 (4)
Adverse gold and commodity prices and currency movements
5 (3)
Cost competitiveness
6 (7)
Inability to develop projects and bring Ore Reserve and Mineral Resource to account
7 (9)
Critical skills and talent retention
8 (–)
Future regulatory implications for industry from the Vale tailings dam failure in Brazil
9 (–)
Failure to comply with local economic development requirements
10 (–)
Implications of industry consolidation impacting our divestment strategy
(–) indicates new group risk
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
Mali – Sadiola
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Risk oversight and responsibility by board committee
Risk
Nature of risk
Strategic objectives impacted
Responsible board committee
Elevated political and country risk profile
in core production areas
External
Social, Ethics and Sustainability Committee
Audit and Risk Committee
Operational underperformance
negatively impacting improved track record
Operational
Audit and Risk Committee
Delivery of growth projects
Strategic
Investment Committee
Adverse gold and commodity prices
and currency movements
External
Audit and Risk Committee
Investment Committee
Cost competitiveness
External
Audit and Risk Committee
Investment Committee
Inability to develop projects and bring
the Ore Reserve and Mineral Resource
to account
Strategic
Investment Committee
Critical skills and talent retention
Operational
Social, Ethics and Sustainability Committee
Remuneration Committee
Regulatory implications for industry of
the Vale tailings dam failure in Brazil
Operational
Social, Ethics and Sustainability Committee
Failure to comply with local economic
development requirements
External
Social, Ethics and Sustainability Committee
Implications of industry consolidation
impacting our divestment strategy
External
Investment Committee
Strategic objectives
Maintain long-term optionality
Focus on people, safety,
and sustainability
Ensure financial
flexibility
Optimise overhead, costs
and capital expenditure
Improve portfolio quality
Given its role to
support value creation,
the board has
ultimate responsibility
for oversight and
management of risks
and their impacts
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Mitigation of top ten group risks 2018-2019
Risk
Potential consequences
Mitigation developments and actions
1. Elevated political and
country risk profile in
core production areas
•
Regulatory uncertainty
•
Increased tax and royalties
•
Adverse impact on our business plans
•
Adverse impact of market capitalisation
•
Increased operational costs
•
Reduced cash flow
•
Reputational damage – continued scrutiny from
governments, international NGOs and communities
•
Political instability
•
Compromised employee safety and security
•
Ongoing stakeholder engagement with greater focus on government structures, local community and non-
governmental organisations (NGO)
•
Exploring opportunities for inclusive engagement and broader collaboration with NGOs (activists)
•
Continuous monitoring of legislative/political landscape conducted in anticipation of any negative impact on business
•
Use of joint venture alliances, including host country partnerships, in line with host country regulatory requirements
Tanzania
•
In July 2017, the Government of Tanzania passed
into law a new legal framework for the country’s
extractive industries
•
Working capital lock-up as VAT is not being refunded
•
Applying arbitration proceedings under rules of the United Nations Commission on International Trade Law – a
precautionary measure to safeguard AngloGold Ashanti assets in Tanzania
•
Continued engagement with key stakeholders on our position, including government, business, media and communities
•
Ensuring compliance with legislation in conjunction with the Mining Development Agreement (MDA)
South Africa
•
Regulatory uncertainty around the new 2018
Mining Charter
•
Potential protracted labour disputes
•
Widespread allegations of corruption in State
owned entities
•
Restructuring of the South African asset base was completed after a collaborative effort with key stakeholders
•
Full compliance with the Labour Relations Act and the Mineral and Petroleum Resources Development Act (MPRDA)
•
Security/operational readiness for any potential labour/community unrest
•
Working towards compliance with the new 2018 Mining Charter targets – required by 31 March 2020
•
The Minerals Council South Africa led an application for judicial review of certain clauses of the new 2018
Mining Charter
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Risk
Potential consequences
Mitigation developments and actions
1. Elevated political and
country risk profile in
core production areas
continued
DRC
•
Political instability
•
Regulatory uncertainty
•
Adoption of the 2018 Mining Law introduces several
amendments to the 2002 Mining Code which are
unfavourable to holders of existing mining titles and
which breach the stability guarantee
•
The elections have been relatively peaceful compared to the 2006 and 2011 elections which were marred by violence.
•
Continuous engagement with government through the joint venture partner (Barrick) on fiscal stability
•
An alternative structure has been tabled to the government consisting of an article 220 decree, aimed at preserving historic rights
•
VAT refund agreement signed with the DRC Tax Administration in 2018 permitting AngloGold Ashanti to offset the amount of tax credits eligible for repayment against other payments to government
2. Operational
underperformance
negatively impacting
improved track record
•
Unsustainable, loss-making operations resulting in
reduced cash flow and decreased liquidity
•
Reduced earnings, uncertain delivery on targets and
disproportionate penalty on share price
•
Decline in investor confidence
•
Credit ratings impact
•
Restricted ability to invest in strategic growth and
development projects
•
Eskom power supply interruptions could potentially
aggravate operational underperformance in the South
Africa region
•
Further improvements in the delivery on business plans and operating margins
•
Drive Operational Excellence programmes to improve productivity, efficiency and improve costs structures towards the targeted quantile in line with the Operational Excellence initiatives
South Africa
•
Proceeds from the sales of Kopanang and Moab Khotsong used to reduce debt to improve liquidity
•
TauTona and Savuka placed into orderly closure
•
New shift arrangements implemented at Mponeng to improve face time and associated production, safety and cost efficiencies
•
Implementation of a safe production strategy continues to remove people from danger and to create more flexibility in mining plans
•
Long-term research will be conducted under the auspices of the Mine Health and Safety Council to provide further insights into and improve seismicity-related risks
•
Short-term rand gold hedge to protect cash flow in the South Africa region
•
Cost management efforts continue, aimed at ensuring structures are appropriately resized for the smaller production base
•
AngloGold Ashanti’s representation on Eskom’s Energy Intensive User Group
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Risk
Potential consequences
Mitigation developments and actions
3. Delivery of growth
projects
Ghana – Obuasi
•
Inability to bring the Ore Reserve and Mineral Resource
to account
•
Adverse socio-economic stakeholder impact and
reputational damage
•
This is key growth project. It is critical that it is
delivered on time and on budget
•
Obuasi redevelopment project provides a potential tier one asset that has an all-in sustaining cost that is lower than the average for the group
•
The investment development agreement (stability agreement); reclamation security agreement and security agreement which maintains law and order, have been signed-off and ratified by the Ghana parliament
•
Underground mining contract awarded with first blast delivered in February 2019
•
Recruitment of key personnel well advanced and in line with the labour plan submitted to and approved by the
Minerals Commission
•
A local employment procedure in place to address employment concerns of host communities on the concession
•
First gold pour expected at the end of 2019
•
Obuasi has a large Ore Reserve and Mineral Resource and it is anticipated that these will be successfully developed
Colombia
•
Project delays will adversely impact investment or
project returns
•
Use of constitutional right to engage in popular
consultations to circumvent an array of public
and private projects/programmes is creating
investment uncertainty
Quebradona Project
•
Maiden Ore Reserve of 1.26Mt (2.8bn lb) of copper and 2.22Moz of gold declared
•
Progressing to feasibility study phase in 2019 and early 2020
Gramalote Project
•
Continue to advance Gramalote projects up the value curve
La Colosa
•
Declared force majeure at La Colosa depending on legal advice and assessment of scope, consequences and costs of each option
•
Duration of care and maintenance or force majeure to be assessed – currently estimated at least three years
•
Following the outcome of a popular consultation vote, all voluntary social spend is to be terminated
South Africa – Mponeng
•
Failure to develop projects places the existing Ore
Reserve and our ability to turn our Ore Reserve and
Mineral Resource to account
•
Mponeng life-of-mine extension project has been delayed to 2021
•
Greater emphasis placed on off-mine overhead allocated cost component where further synergies need to be achieved, focusing on non-labour elements to reduce infrastructure and footprint and thus Mponeng’s overhead cost
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Risk
Potential consequences
Mitigation developments and actions
4. Adverse gold and
commodity prices, and
currency movements
•
Inadequate free cash flow/liquidity impacting our
credit ratings
•
Inability to develop strategic growth and development
projects to bring the Ore Reserve and Mineral Resource
to account
•
Lower market capitalisation
•
Need to recapitalise the company at distressed equity
prices and in poor market conditions
•
Credit ratings impact
•
A sustained period of significant gold price volatility
may adversely affect our ability to evaluate the feasibility of undertaking new capital projects, the continuity of
existing operations and their ability to meet operational
targets, or to make other long-term strategic decisions
•
Streamlining the business by selling non-core assets to focus on core assets and enhance cost competitiveness
•
Maintain capital allocation discipline and efficiency improvements
•
Maintain focus on cost and capital discipline to deliver competitive all-in sustaining costs
•
Maintain long-term sustainability and optionality by ensuring our pipeline of opportunities is continuously replenished
•
Further reduce our annual interest bill
•
Further deleverage the balance sheet
•
Manage input costs to the extent possible
•
Focus on execution of Operational Excellence initiatives to counter inflation and improve margins
•
Entered short-term rand gold hedge to protect cash flow in the South Africa region
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
Colombia – La Colosa
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Risk
Potential consequences
Mitigation developments and actions
5. Cost competitiveness
•
Reduced profit margins owing to high cost
of production
•
Operational underperformance leading to failure to
achieve business plans, develop strategic growth and
development projects to bring the Ore Reserve and
Mineral Resource to account
•
Monitoring cost competitiveness is key to achieving
profit and cash flow targets to maintain our credit and
investment ratings
•
Organisational design that is fit for purpose in the
context of the desired business portfolio
•
Drive Operational Excellence programmes to improve productivity and efficiency
•
Exiting assets in Mali and Argentina with a view to focusing limited capital and resources on other parts of the portfolio that generate or have the potential to generate higher returns
•
Redevelopment of Obuasi and other lower cost projects
•
Drive Colombian assets up the value curve
•
Exploration focus as a key source for new ounces
•
Increased management efforts to focus on capital optimisation, capital efficiency and allocation to these assets that will generate maximum returns
6. Inability to develop
projects to bring the Ore
Reserve and Mineral
Resource to account
•
Ore Reserve write-down and possible decline in
market capitalisation
•
Impairments and lower future earnings per share
•
Reduced production profile and business plan
•
Loss of tenements
•
Premature mine closure or mothballing of operations
•
Focused project management to deliver projects on budget and schedule
•
Allocating capital and other resources to those assets that generate or have the potential to generate higher returns
•
Robust business planning, portfolio optimisation and considered feasibility studies to withstand potential risks
•
Focused exploration on Mineral Resources near existing assets
•
Focused greenfields exploration processes targeting new discoveries in Nevada, Minnesota and Australia (Butcher
Well joint venture)
7. Critical skills and talent
retention
•
Failure to execute and deliver on strategic objectives
•
Potential impact on productivity and safety levels
•
Increased labour costs
•
Depending on the skills or talent lost – potential impact
on market confidence
•
Insuf cient talent and succession planning
•
Higher cost of retention
•
Failure to meet localisation targets
•
Remuneration based on competitive, market-related salaries and benefits
•
Short- and long-term incentive schemes to provide financial and non-financial benefits
•
Global performance management system, aligning roles with strategic plans
•
Implementation of integrated talent management and succession planning process across the business, with an increased coverage ratio for critical skills
•
Continue Chairman’s Young Leaders programme (emerging talent pool) to aid development of a healthy talent pipeline for future leadership positions
•
Update CEO’s talent pool and succession/development plans
•
Increase training capacity for scarce artisan’s skills where required
•
In South Africa, the employee transition framework includes a retention strategy that involves a tailored approach to ensure critical skills are available when needed
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Risk
Potential consequences
Mitigation developments and actions
8. Future regulatory
implications for the
industry from the Vale
tailings dam failure in
Brazil
•
Adverse socio-economic stakeholder impact and
reputational damage
•
Environmental licensing processes for mining companies
are expected to be extremely difficult, especially those
involving tailings storage facilities (TSFs)
•
Significant changes expected in federal and state
regulations, as well as much more intense regulatory
scrutiny and control of TSFs and cost increases
associated with inspecting, maintaining and
constructing TSFs
•
Significantly increased pressure from local communities
and elevated risk to the social licence to operate
•
Certain types of TSFs may be prohibited and this may
result in operational restrictions until alternative facilities can be constructed
•
Tailings management framework, standards and guidelines in place to deal with TSF risks at operational, regional, corporate and external review perspectives:
•
Operational level – responsible for management of day-to-day operation of TSF
•
Regional level – providing technical guidance to operations, conducting quarterly inspections and monitoring implementation of recommendations
•

Corporate level – conducting TSF audits annually or bi-annually
•

Annual independent third-party reviews of TSFs
Brazil
•
Created a multidisciplinary group to manage the demands and alternatives studies
•
Technical study of LOM versus different scenarios of TSF/licences availabilities
•
Technical study of alternatives to minimise TSF usage or replace the current process in the short term
•
Increase communication with employees, communities and external media-on-demand
9. Failure to comply
with local economic
development
requirements
•
Adverse regulatory response
•
Suspension of licence due to non-compliance
•
Failure to achieve strategic growth business plan and
development projects to bring the Ore Reserve and
Mineral Resource to account
•
Developed local economic development and procurement framework and guidelines
•
Focus on sharing of economic benefits between the Company and other stakeholders in the country
•
Strategic contracts awarded to local suppliers in 2018
•
Strive to meet local content requirements throughout the portfolio
10. Implications of
industry consolidation
impacting our
divestment strategy
•
These developments may result in sales processes not
realising full value, sale process may be convoluted or
may not eventuate in a sale
•
Potential intention by industry peers to sell assets is
generating excess of gold assets available for sale
•
Merger activity within the gold mining industry points to
benefits of scale, liquidity, improved jurisdictional profile on core assets creating top tier differentiation
•
Focused on organic opportunities to create value over acquisition options
•
Revised ranking for investment opportunities based on returns and affordability with respect to maintaining leverage ratios at or around targeted levels as well as improving returns to shareholders
•
Focused exploration on ore sources near existing assets
•
Targeting new discoveries in Nevada and Minnesota in the United States and the Butcher Well joint venture in Australia
•
Drive Colombian assets up the value curve
•
Identify suitable joint venture partnerships and alternative sources of funding
•
Asset sale processes have been accelerated
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
Opportunities
We recognise that identifying and managing opportunities is an important component of risk management. We identify suitable opportunities – endeavouring to exploit, harness and/or maximise them – with the aim of creating value by mitigating our risks. This table lists our key opportunities along with the strategy for each.
Top group opportunities
Type
Opportunity
Related strategic action
Strategic Obuasi
•
First gold by the end of 2019
•
Full scale production by 2020
•
Planning for local content and a smooth transition
Disciplined approach to growth
•
Continue with disciplined investment to ensure pipeline
of brownfields and greenfields expansions
•
Maintain diversified portfolio capable of withstanding
“single jurisdiction / operation” shocks
Greenfields exploration
•
Focused on ore sources near existing assets
•
Generative all-in costs per metre improved by 32%
over three-year average
•
Targeting new discoveries in Nevada and Minnesota in
the United States and in Australia (Butcher Well)
Brownfields exploration
•
Focus on Ore Reserve and Mineral Resource
replacement
•
Strong focus on sites with shorter Ore Reserve lives
•
Notable growth at Geita and Sunrise Dam
Stakeholder relations
•
Enhanced engagement model to build strong
stakeholder relationships
Colombia
•
Progress Quebradona and Gramalote projects up the
value curve
•
Advance engagements at La Colosa and lift
force majeure
•
Sell tenements outside of key projects to focus efforts
on key projects while retaining upside participation
Type
Opportunity
Related strategic action
Strategic
continued
Renewed optimism and potential
for mining regulatory certainty in
South Africa
•
Negotiate fair and sustainable wage agreement and
shift arrangements (South Africa)
•
Implement and influence Mining Charter
•
Advance Mponeng Phase 2 feasibility study
Business planning and portfolio
optimisation processes
•
Sound business planning with top-down goals
•
Portfolio optimisation and revise fit for
purposes structures
Streamlining the portfolio
•
Initiated processes to sell the Company’s interest in
Cerro Vanguardia in Argentina
•
Initiated processes to sell the Company’s interests in
Sadiola mine in Mali.
Operational Improving production mix
•
Improved efficiencies and mine plan changes driven
through operational excellence initiatives
•
Inward investment into high-return projects
benefits from increase in
gold price enhanced by cost
reduction
•
Actively improve the quality of the portfolio
•
Focus on margins through initiatives to improve all-in
sustaining costs and all-in costs, through Operational
Excellence initiatives
•
Improve leverage to the gold price
Pursuing key growth
opportunities for our asset
portfolio
•
Focused brownfields exploration activities
•
Prefeasibility studies for life-of-mine extensions and
improved recoveries
South African business
transformation
•
Transformed loss-making portfolio into more focused,
profitable and sustainable business
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

CFO’s REVIEW
Christine Ramon
Chief Financial Officer
Maintaining a reliable track record of predictable,
rational behaviour as custodians of shareholder
capital is central to our approach.
Financial highlights of the year
under review include:
Key guidance metrics met or exceeded
for the sixth consecutive year
All-in sustaining costs (AISC) decreased
by 7% to $976/oz in 2018 from
$1,054/oz in 2017
Adjusted EBITDA of $1.48bn despite
asset sales and a at gold price
Headline earnings per share increased
to 53c in 2018, from 6c in 2017
Free cash flow improved significantly
to $67m from $1m in 2017
Dividend of ZAR 95 cents per share
(approximately 7 US cents per share)
declared
Net debt down 17% to $1.66bn in 2018
from $2bn in 2017 with the Net debt to
Adjusted EBITDA ratio lower at
1.12 times
Group performance
AngloGold Ashanti’s cash flows and earnings
showed steady growth over 2018, and for
the sixth consecutive year, production, capital
and all cost guidance metrics were met or
improved upon.
cash flows from the business continue to
improve. Adjusted EBITDA in 2018 remained
steady at $1,480m, versus $1,483m in 2017,
as a result of a at gold price and lower costs,
despite a 355,000oz drop in production
following the sale and orderly closure of Moab
Khotsong, Kopanang and TauTona in South
Africa. All-in sustaining costs (AISC) of $976/
oz in 2018, compared to $1,054/oz in 2017,
were below the low end of the guidance range,
progressing the shift towards the bottom end
of the industry cost curve.
The restructuring of the South African asset
base was completed after a collaborative effort
with key stakeholders. The redevelopment of
the Obuasi mine, a transformational
project for AngloGold Ashanti and Ghana,
also commenced.
In addition, the balance sheet was strengthened
after debt was further reduced and the US$1bn
and A$500m revolving credit facilities were
refinanced extending the maturity date by
five years. Furthermore, progress was made
on self-funded brownfields projects aimed at
sustainably improving mine lives and margins.
Exploration, which remains a cornerstone of
the business, delivered another strong result,
as the maiden Ore Reserve for the Quebradona
project in Colombia was registered. The efforts
of the exploration programme contributed to
the gold Ore Reserve of 4.3Moz and Mineral
Resource of 4.5Moz for the year ended
31 December 2018.
Strategic priorities
Maintaining a reliable track record of
predictable, rational behaviour as custodians
AngloGold Ashanti recorded another
solid performance in 2018, making
steady progress on strategic efforts
to improve the quality of its portfolio,
strengthen its balance sheet and
advance value-enhancing options in
its project pipeline.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

CFO’s REVIEW CONTINUED
of shareholder capital is central to our
approach. Capital allocation will remain
disciplined and focused on improving value
creation without placing financial or operating
risk on the business. This model does
not prioritise scale, but rather focuses on
margin and free cash flow improvement in a
sustainable manner to improve direct returns
to shareholders over time.
Given AngloGold Ashanti’s current valuation
and the suite of opportunities available
within its existing portfolio and project
pipeline. AngloGold Ashanti favours organic
opportunities to create value, over those
available through acquisition. Our equity
remains an important asset that should be
protected while efforts are undertaken to close
the considerable valuation gap that exists with
global industry peers. Within this framework,
we will target returns of at least 15% through
the cycle, using conservative discount rates
that account for specific jurisdictional and
operating risks.
Preserving the integrity of the balance sheet
is fundamental to the long-term health of the
business and enforces disciplined decision-
making in allocating capital. This means that the
Company will rank and prioritise its investments,
assessing them not only on their returns
but also on their affordability with respect
to maintaining leverage ratios at or around
targeted levels as well as improving returns to
its shareholders. Importantly, the Company will
weigh these competing priorities and consider
the full suite of financing opportunities available
when determining whether to proceed with an
investment, notably partnerships, asset sales
and project financing.
AngloGold Ashanti places a premium on
a clear and uncompromising method of
allocating capital. This means that certain
investments may not be made if the returns
they offer rank below other available
opportunities within the portfolio. For example,
given fiscal uncertainty related to the Sadiola
sulphide project, the Company and IAMGOLD
Corporation initiated a process last year to
identify third parties that may be interested in
acquiring their collective interest in Sadiola.
In addition, a process to divest the Cerro
Vanguardia mine in Argentina commenced
subsequent to year-end. As with Mali,
Argentina has been an excellent jurisdiction
for the Company for almost two decades but
with competing demands for limited capital,
another owner may be better placed to invest
in extending the life of these assets.
In South Africa, the difficult but necessary work
of restructuring the loss-making portfolio into
a smaller business was completed, recently
returning these assets to generating free cash
flow. To protect the cash flows of the South
African region from rand gold price risk for
2019, a short-term rand gold hedge was
entered into on a zero cost collar basis at a
oor of R545,000/kg and an average cap
of R725,500/kg for 300,000oz of our South
African gold production.
Margin improvement continues
We continue to focus our efforts on driving
operational excellence and cost efficiency
across our business, regardless of the gold
price environment in which we operate and
over which we have no control.
Our clear aim of improving margins by
focusing on the controllable factors in our
business, through Operational Excellence,
assisted us to achieve a healthy AISC margin
of 23%, a strong improvement on the prior
year margin of 16%.
Balance sheet strategy to enforce
capital discipline
Our balance sheet strategy continues to
enforce capital discipline, with net debt at
$1.659bn, the lowest level since 2012 and
17% lower than last year. Our net debt to
adjusted EBITDA ratio of 1.12 times reflects
ample headroom to our 3.5 times debt
covenant. Liquidity remains strong, providing
good flexibility in a volatile climate.
The refinancing of the $1bn and A$500m
revolving credit facilities into a $1.4bn single
All-in sustaining costs vs. gold price
($/oz)
* World Gold Council standard, excludes stockpiles write-off
1,300
1,100
900
700
2018
2017
2016
2015
2014
2013
AISC*
19%
margin
21%
margin
21%
margin
16%
margin
23%
margin
14%
margin
Average gold price
Restructuring
Reinvestment
Continuous improvement
I N T E G R AT E D R E P O RT

SECTION 2 / DELIVERING ON OUR STRATEGY

multicurrency facility was concluded in the
fourth quarter of 2018, resulting in the only
near-term maturity being the $700m bonds
maturing in April 2020. With the US dollar
facility undrawn and significant cash balances
at year-end, we have flexibility in deciding on
refinancing options for the bond.
For a gold-producing company such as
AngloGold Ashanti, which produces a single,
cyclical commodity in an increasingly
complex global operating environment, it
is our view that over time, lower levels of
debt will translate into lower risk and added
strategic flexibility.
Taking this into account, the Company is now
targeting a lower net debt to adjusted EBITDA
ratio of 1.0 times through the cycle, down from
the previous target of 1.5 times. We believe
CFO’s REVIEW CONTINUED
Net debt
($m)
1,000
2,000
3,000
4,000
2018
2017
2016
2015
2014
2013
2012
Self-funded development
of Tropicana, Kibali
-47%
Undrawn facilities*
(at 31 December 2018)
•
ZAR facilities R4.750bn
•
$ RCFs**
$1,457m
•
Cash
$329m
c.$2.12bn
* Total calculated with ZAR facility at R14.3473/$ (excluding
    DMTNP), and A$ facility at 0.70492 to A$
** $1.4bn RCF includes a capped facility of A$500m
Net debt to adjusted EBITDA
(times)
0
1
2
3
4
2018
2017
2016
2015
2014
2013
Covenant 3.5 times
1.12 times
1.0 times
New target
through the cycle
* Last 12 months Net debt to adjusted EBITDA ratio
Free cash flow generation
(Adjusted FCF)
278
(4)
424
(2)
371
(1)
(361)
391
174
(3)
155
Pre-growth capex
Adjusted free cash flow generation
(1)
Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds; for Obuasi redundancy costs of $210m and 2014 Rand Refinery loan of $44m
(2)
Adjusted for bond redemption premium of $30m on settlement of remaining $1.25bn high-yield bonds
(3)
Adjusted for SA retrenchment costs paid of c.$49m
(4)
Adjusted for SA retrenchment costs paid of c.$61m
0
200
400
600
800
1,000
2018
2017
2016
2015
2014
2013
2012
(200)
(400)
(600)
(800)
(1,000)
(1,200)
821
(666)
(1,064)
142
202
308
50
128
703
249
169
116
124
150
this new target is achievable, even as we
invest inward, pay dividends to shareholders
subject to approval by the board of directors
and service debt obligations.
A lower net debt to adjusted EBITDA target
signals our intention to further deleverage the
balance sheet on a self-funded basis, whilst
keeping our capital allocation framework intact.
This means making wise capital investments
on both brownfields and greenfields projects,
whilst maintaining our current dividend policy.
We remain strongly levered both to the gold
price and currencies and we expect cash
flow generation across the business to
continue to benefit from prevailing market
conditions as well as from efficiency
improvements in our business.
Continued positive cash flow
momentum
We continue to follow a balanced approach,
i.e. positive free cash flow generation while
reinvesting in our portfolio.
Our dividend policy remains to pay out 10% of
free cash flow, before growth capital, subject
to the approval of the board. Our dividend
policy represents a key element of our capital
allocation policy, namely a dividend as a
‘royalty’ owed to shareholders from the surplus
cash generated by the business, before any
investment in growth is pursued.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Free cash flow before growth capital was
$217m (2017: $125m). The board has
exercised its discretion by adjusting the metric
of free cash flow before growth capital to
take into account the abnormal South African
retrenchment payments of $61m (2017: $49m)
and has approved a dividend of 95 ZAR cents
or approximately ~7 US cents per share (2017:
70 ZAR cents or 6 US cents per share).
The continuation of the dividend is a reflection
of our capital discipline and commitment to
improving shareholder returns on the back
of sustainable free cash flow generation.
Importantly, we will maintain adequate balance
sheet flexibility and utilise our cash flows and
available facilities to fund our ongoing capital
and operational requirements.
Delivery against 2018 financial
objectives
1. Maintain our focus on cost and capital
discipline to deliver competitive all-in
sustaining costs and all-in costs
The group continued yet again to focus on
sustainably reducing the cost associated
with producing gold. AISC for the year
ended at $976/oz, a 7% decrease from
2017 at $1,054/oz.
2. Continue to enhance margins and cash
flows through continuing focus on
operational efficiencies and productivity
through Operational Excellence
Our margins on total cash costs, AISC,
and All-in costs (AIC) were 39%, 23% and
15%, respectively. All margins reflected
increases from 2017 (total cash costs:
37%; AISC: 16%; and AIC: 10%); and were
positively affected by the reduced South
African footprint as well as the benefit of the
Operational Excellence initiatives of the last
couple of years.
3. Maintain the dividend underpinned by
sustainable cash generation
The Company declared a dividend of ZAR
95 cents per share (~7 US cents per share)
for the year under review. Free cash flow
before growth capital, remained sufficient to
maintain the declaration of a dividend since
the introduction of the new dividend policy
two years ago.
4. Seek resolutions for the Tanzanian and DRC
regulatory uncertainty
In Tanzania, AngloGold Ashanti’s focus
continues to be on pursuing a collaborative
dialogue with the government of Tanzania.
The arbitration proceedings which
commenced in July 2017 are currently
suspended until July 2019.
In the DRC, our joint venture partner at Kibali,
Barrick Gold Corporation (previously Randgold
Resources), continues its efforts of constructive
dialogue with the DRC government.
5. Progress the implementation of the
Obuasi project
Following receipt of all the requisite
Ghanaian Government approvals, including
parliamentary ratification, and environmental
approvals in June 2018, redevelopment of
the Obuasi high-grade ore body has started
in earnest.
Given the delayed receipt of permit
approvals in 2018, some capital expenditure
has been deferred from 2018 into 2019 and
from 2019 into 2020. The latest outlook on
the capital spend profile is expected to be
10%, 60%, and 30% in 2018, 2019 and
2020, respectively.
6. Execute on low-capital, high-return
brownfields projects, while continuing
to move long term projects up the
value curve
There are a number of capital projects that
we continued to focus on during the year,
including the Obuasi redevelopment project,
discussed in the previous section.
At Siguiri, the new Combination Plant
construction has been completed and
commissioning is expected at the end
of the first quarter of 2019. The plant will
allow for the treatment of harder rock at
the Siguiri mine. Additionally, a new power
plant intended to bridge the gap to meet
the mine’s additional power requirements
was completed and ready for commercial
operations at the end of the fourth quarter of
2018, as planned.
At Mponeng, during 2018, the raise boring
of the reef pass from 123 level to 126
level was completed and the construction
contractor was mobilised in December 2018
to construct the tip and control chute. The
process of installing additional support to
consolidate the hanging wall and side walls
of the pump chamber and substation will
follow in the second half of 2019. Alternative
CFO’s REVIEW CONTINUED
Australia – Tropicana
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

project design configurations are being
studied for Phase 2.
At Quebradona (94.9% AngloGold Ashanti
interest and 5.1% B2Gold interest), the
prefeasibility study was completed. A
maiden Ore Reserve of 1.26Mt of copper
and 2.22Moz of gold has been declared.
AngloGold Ashanti will proceed with the
feasibility study, the results of which will be
announced in 2020.
The Gramalote project is a joint venture
between AngloGold Ashanti (51%) and
B2Gold (49%), with AngloGold Ashanti as
the operator and manager of the project.
Following additional infill and resource
extension drilling, the Mineral Resource
model is being updated. The additional
drilling has indicated the potential for Mineral
Resource growth and potentially higher
grades through selectivity.
Final budgets, schedules and work plans
for advancing Gramalote will be developed
once the Mineral Resource model has been
finalised and the updated audited project
economics are available.
7. Maintain financial flexibility and further
reduction in finance costs
Our net debt to adjusted EBITDA ratio of
1.12 times reflects a significant decrease
compared to 2017 at 1.35 times. This
remains well within our debt covenant level
of 3.5 times. As indicated, the Company will
now focus at reducing this ratio to 1.0 times
through the cycle in order to improve
balance sheet flexibility.
Production, profitability and returns
Production for 2018 came in toward the top
end of guidance at 3.400Moz. Compared to
2017, production was 9% lower mainly due to
the sale and closure of assets in South Africa.
Production from retained operations for 2018,
excluding Moab Khotsong, Kopanang and
TauTona, was 3.349Moz at a total cash cost of
$765/oz, compared with 3.279Moz at a total
cash cost of $738/oz in 2017.
AISC for these retained operations were
$968/oz, compared with $1,017/oz in
the same period last year. AISC for the
International operations were $920/oz for
2018 compared to $972/oz for 2017. AISC for
the South African operations, including Moab
Khotsong, Kopanang and TauTona, were
$1,178/oz compared with $1,245/oz in 2017.
cash flows from operating activities for the year
ended 31 December 2018 decreased by 14% to
$857m compared to $997m in 2017, reflecting
working capital lockups of $131m and the
retrenchment costs related to the restructuring
the South African business unit. In 2018, the
Company generated $205m of operating
cash flow less capital expenditure compared
to $167m in 2017 reflecting a solid operating
performance and lower capital expenditures.
Free cash flow for the year, before taking
growth capital into account, was $217m
versus $125m a year earlier. Free cash flow
was negatively affected by delayed Kibali
loan repayments due to the presidential
elections in the DRC, which slowed down the
administrative processes. It is anticipated that
these loan repayments will resume during the
course of this year. Free cash flow excluding
abnormal costs such as the South Africa
region redundancies, financing costs and other
costs was $140m in 2018, compared to
$50m a year earlier.
In September 2018, the Government of
Argentina introduced the payment of export
duties on exported goods. In terms of
an existing tax stability agreement, Cerro
Vanguardia is entitled to a refund of these
export duties. At 31 December 2018, $14m
was reflected as receivable and impacted free
cash flow generated by the operation.
Total capital expenditure (including equity
accounted investments) decreased by 24%
to $721m in 2018, compared to $953m in
2017 and below the bottom end of the market
guidance of between $800m to $920m.
This included project capital expenditure of
$148m invested in growth projects at Obuasi,
Siguiri and Kibali in Continental Africa and
Mponeng in South Africa. Capital expenditures
were lower in South Africa due to the sale
of assets in the region early in the year.
Capital expenditures were also lower in the
CFO’s REVIEW CONTINUED
Democratic Republic of the Congo (DRC) at
Kibali as the project development phase is
coming to an end and the asset is ramping
up production.
On 14 February 2019, Sadiola Exploration
Limited (SADEX), the subsidiary jointly
held by AngloGold Ashanti and IAMGOLD
Corporation, entered into a share purchase
agreement with the Government of Mali,
whereby SADEX agreed to sell to the
Government of Mali its 80% participation in
Société d’Exploitation des Mines d’Or de
Yatela (Yatela), for a consideration of $1. The
transaction remains subject to the fulfillment
of a number of conditions precedent, among
which the adoption of two laws, confirming
the change of status of Yatela to a State Entity,
and also the creation of a dedicated state
agency, notably in charge of mine rehabilitation
and closure. As part of the transaction, and
upon its completion, SADEX will make a one-
time payment to the said state agency, in an
amount corresponding to the estimated costs
of completing the rehabilitation and closure
of the Yatela site, and also financing certain
outstanding social programmes.
Upon completion and this payment being
made, SADEX and its af liate companies
will be released of all obligations relating to
the Yatela project including those relating to
rehabilitation, mine closure and the financing of
social programmes.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Liquidity, cash flow and statement
of financial position
Headline earnings for the year ended
31 December 2018 were $220m, or 53 US
cents per share, compared with $27m, or
6 US cents per share, in 2017. Adjusted
earnings before interest, tax, depreciation and
amortisation (adjusted EBITDA) of $1,480m
in 2018 (compared to $1,483m in 2017)
was essentially at year-on-year. The ratio of
Net debt to adjusted EBITDA at the end of
December 2018 was 1.12 times compared
with 1.35 times at the end of December 2017.
Management has successfully maintained
financial flexibility by remaining at or below
its targeted leverage Net debt to Adjusted
EBITDA ratio of 1.5 times, and well below the
covenant ratio of 3.5 times, which applies
under our revolving credit agreements.
Net debt decreased by 17% to $1.659bn at
31 December 2018, from $2.001bn at the
31 December 2017. Financial flexibility was
further improved in October 2018, when a new
five-year $1.4bn multi-currency revolving credit
facility was agreed with our banking syndicate
replacing our existing $1bn US Dollar and
A$500m Australian Dollar facilities.
Strong liquidity is provided both by this new
revolving credit facility, which was fully undrawn
at the end of 2018, and $329m in cash. The
dividends declared for the year under review
of ~7 US cents per share, will result in an
estimated cash outflow in April 2019 of $28m.
A dividend of 6 US cents per share were
declared and paid in 2018. Our dividend policy
is based on 10% of free cash flow generation
pre-growth capital expenditure, subject to the
board’s discretion taking into consideration
prevailing market conditions, the strength
of our balance sheet and our future capital
commitments.
We remain subject to an uncertain tax
environment. Across the group, we are due
refunds for input tax and fuel duties for an
amount of $276m (2017: $252m; 2016:
$199m), including attributable amounts of
equity accounted joint ventures, which have
remained outstanding for periods longer than
those provided for in the respective statutes.
Considerable effort continues to be made to
reduce these outstanding amounts.
The normalised 2018 effective tax rate was
33% compared to 38% in 2017. Deferred tax
rate resets in South Africa; legislated tax rate
changes in Ghana and an expected tax holiday
in Guinea had an impact on the tax charge
for the current year, while the prior year was
influenced by losses incurred in South Africa,
mainly adjustments for silicosis, retrenchments,
and impairments; as well as net deferred tax
assets not raised on the remaining Vaal River
assets and liabilities not transferred to held
for sale. The prior year normalised effective tax
rate of 38% was influenced by losses incurred
in South Africa, mainly adjustments for silicosis,
retrenchments, and impairments; as well as net
deferred tax assets not raised on the remaining
Vaal River assets and liabilities not transferred to
held for sale. If the adverse effect of the South
African taxes is excluded, the normalised rate
for the group for 2017 was 30%.
Looking ahead to 2019
Key areas of focus for 2019 remain bringing
Obuasi into production, executing on a
series of affordable, high return brownfields
improvements and progressing two key
projects in Colombia up the value curve.
Operational Excellence initiatives remain at
the heart of our efforts to counter inflation and
improve margins.
Priorities for 2019 are:
•
Continued focus on sustainable free cash
flow generation
•
Improve margins
•
Maintain strict cost and capital discipline
•
Advance Obuasi to first production by the
end of 2019
•
Complete asset sale processes
•
Ongoing stakeholder engagement
•
Advance Colombian projects up the
value curve
Acknowledgement
I would like to express my appreciation to
our committed and diligent finance team
across the group who have proactively
addressed business challenges
associated with the developing market
nature of the jurisdictions that we operate
in. The overall reduction in group costs,
improvement in margins and strict
capital discipline is a reflection of the
success of their efforts. In addition, we
continue to maintain a high standard of
governance and compliance to internal
controls across the organisation. The
quality financial information prepared
for our stakeholders is testament to the
high calibre of our financial team whom
I applaud. Finally, I look forward to the
year ahead with enthusiasm as we focus
on our strategic objectives with the aim
of improving shareholder returns, on a
sustainable basis.
Warm regards
Christine Ramon
Chief Financial Officer
19 March 2019
CFO’s REVIEW CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

I N T E G R AT E D R E P O RT

SECTION 2 / DELIVERING ON OUR STRATEGY
Ensure financial flexibility and
optimise overhead, costs and
capital expenditure
SECTION 2: DELIVERING ON OUR STRATEGY
Delivering on the following
strategic objectives
INTEGRATED REPORT 2018
50
Adjusted EBITDA of
Free cash flow improves significantly to
Net debt
Enforced
$1.48bn
$67m
down 17%
capital discipline
Ensure financial
flexibility
Optimise overhead, costs
and capital expenditure
Disciplined capital allocation with
a focus on sustained margin and
free cash flow improvements will
lead to long-term value creation
IN THIS SECTION
SECTION 2 / DELIVERING ON OUR STRATEGY

Five-year summaries
Summarised group financial results – income statement
US dollar million
2018
2017
2016
2015
2014
Revenue from product sales
(1)
3,943
4,510
4,223
4,143
5,082
Cost of sales
(1)
(3,173)
(3,736)
(3,401)
(3,422)
(4,102)
Gain (loss) on non-hedge derivatives and other commodity contracts
2
10
19
(7)
13
Gross profit
772
784
841
714
993
Corporate administration, marketing and other expenses
(76)
(64)
(61)
(78)
(92)
Exploration and evaluation costs
(102)
(114)
(133)
(132)
(142)
Other operating expenses
(97)
(88)
(110)
(96)
(28)
Special items
(170)
(438)
(42)
(71)
(260)
Operating profit
327
80
495
337
471
Dividends received
2
–
–
–
–
Interest received
17
15
22
28
24
Other losses
(9)
(11)
(88)
(17)
(7)
Finance costs and unwinding of obligations
(178)
(169)
(180)
(245)
(276)
Fair value adjustments
(3)
–
9
66
(17)
Share of equity-accounted investments' profit (loss)
122
22
11
88
(25)
Profit (loss) before taxation
278
(63)
269
257
170
Taxation
(128)
(108)
(189)
(211)
(225)
Profit (loss) after taxation from continuing operations
150
(171)
80
46
(55)
Discontinued operations
(Loss) profit from discontinued operations
–
–
–
(116)
16
Profit (loss) for the year
150
(171)
80
(70)
(39)
Allocated as follows:
Equity shareholders
- Continuing operations
133
(191)
63
31
(74)
- Discontinued operations
–
–
–
(116)
16
Non-controlling interests
17
20
17
15
19
150
(171)
80
(70)
(39)
(1)
Years 2014 to 2017 restated for IFRS 15
FINANCIAL REVIEW
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Summarised group financial results – statement of financial position
US dollar million
2018
2017
2016
2015
2014
Assets
Tangible and intangible assets
3,504
3,880
4,256
4,219
5,088
Investments
1,675
1,645
1,578
1,557
1,553
Inventories
758
783
756
736
1,524
Cash and cash equivalents
329
205
215
484
468
Other assets
377
706
348
288
501
Total assets
6,643
7,219
7,153
7,284
9,134
Equity and liabilities
Total equity
2,694
2,704
2,754
2,467
2,871
Borrowings
2,050
2,268
2,178
2,737
3,721
Provisions
927
1,064
995
954
1,199
Deferred taxation
315
363
496
514
567
Other liabilities
657
820
730
612
776
Total equity and liabilities
6,643
7,219
7,153
7,284
9,134
FINANCIAL REVIEW CONTINUED
Guinea – Siguiri
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Summarised group financial results – statement of cash flows
US dollar million
2018
2017
2016
2015
2014
cash flows from operating activities
Cash generated from operations
932
1,151
1,302
1,250
1,343
Dividends received from joint ventures
91
6
37
57
–
Net taxation paid
(166)
(160)
(153)
(163)
(153)
Net cash inflow from operating activities from continuing operations
857
997
1,186
1,144
1,190
Net cash (outflow) inflow from discontinued operations
–
–
–
(5)
30
Net cash inflow from operating activities
857
997
1,186
1,139
1,220
cash flows from investing activities
Capital expenditure
(652)
(830)
(711)
(667)
(849)
Net (payments) proceeds from acquisition and disposal of subsidiaries, associates and joint ventures
(8)
(27)
(1)
(12)
42
Net proceeds (payments) from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets
315
(12)
(12)
810
(11)
Interest received
12
15
14
25
21
(Increase) decrease in cash restricted for use
(4)
(8)
8
(17)
24
Other
2
–
–
–
–
Net cash (outflow) inflow from investing activities from continuing operations
(335)
(862)
(702)
139
(773)
Cash outflows from discontinued operations
–
–
–
(59)
(170)
Net cash (outflow) inflow from investing activities
(335)
(862)
(702)
80
(943)
cash flows from financing activities
Net (repayments) proceeds from borrowings
(214)
48
(546)
(867)
(144)
Finance costs paid
(130)
(138)
(172)
(251)
(246)
Dividends paid
(39)
(58)
(15)
(5)
(17)
Other
(10)
–
(30)
(61)
(9)
Net cash outflow from financing activities from continuing operations
(393)
(148)
(763)
(1,184)
(416)
Cash outflows from discontinued operations
–
–
–
(2)
(5)
Net outflow from financing activities
(393)
(148)
(763)
(1,186)
(421)
Net increase (decrease) in cash and cash equivalents
129
(13)
(279)
33
(144)
Translation
(5)
3
10
(17)
(16)
Cash and cash equivalents at beginning of year
205
215
484
468
628
Cash and cash equivalents at end of year
329
205
215
484
468
FINANCIAL REVIEW CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Ratios and statistics
2018
2017
2016
2015
2014
Operating review – gold
Production from continuing operations
000oz
3,400
3,755
3,628
3,830
4,225
Production from continuing and discontinued operations
000oz
3,400
3,755
3,628
3,947
4,436
Gold sold from continuing operations
000oz
3,412
3,772
3,590
3,850
4,248
Gold sold from continuing and discontinued operations
000oz
3,412
3,772
3,590
3,965
4,458
Continuing operations
Closing spot price at year-end
$/oz
1,268
1,258
1,247
1,160
1,266
Average gold price received
$/oz
1,261
1,251
1,243
1,150
1,256
Total cash costs
$/oz
773
792
744
712
785
All-in sustaining costs
(1)
$/oz
976
1,054
986
910
1,020
All-in costs
(1)
$/oz
1,068
1,126
1,071
1,001
1,114
Earnings
Gross profit
$m
772
784
841
714
993
Gross margin
%
20
18
21
18
20
Adjusted EBITDA
(2)
$m
1,480
1,483
1,548
1,472
1,616
Adjusted EBITDA margin
%
39
34
38
37
33
Interest cover
times
11
10
10
7
6
Asset and debt management
Net debt to adjusted EBITDA
(2)
times
1.1
1.3
1.2
1.5
1.9
Continuing and discontinued operations
profit (loss) attributable to equity shareholders
$m
133
(191)
63
(85)
(58)
profit (loss) attributable to equity shareholders
US cents
32
(46)
15
(21)
(14)
Headline earnings (loss)
$m
220
27
111
(73)
(79)
Headline earnings (loss)
US cents
53
6
27
(18)
(19)
Adjusted headline earnings (loss)
$m
214
9
143
49
(1)
Adjusted headline earnings (loss)
US cents
51
2
35
12
(0)
Capital expenditure
(3)
$m
721
953
811
857
1,209
Net cash inflow from operating activities
$m
857
997
1,186
1,139
1,220
Free cash inflow (outflow)
$m
67
1
278
141
(112)
FINANCIAL REVIEW CONTINUED
See footnotes overleaf
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Ratios and statistics continued
2018
2017
2016
2015
2014
Asset and debt management
Equity $m 2,694 2,704 2,754 2,467 2,871
Net capital employed $m 4,657 5,031 5,101 5,190 6,640
Net debt $m 1,659 2,001 1,916 2,190 3,133
Net asset value - per share US cents 653 659 675 609 711
Market capitalisation $m 5,180 4,178 4,290 2,877 3,515
Return on net capital employed % 8 3 6 5 4
Net debt to equity % 62 74 70 89 109
Other
Weighted average number of shares million 417 415 413 410 408
Issued shares at year-end million 413 410 408 405 404
Exchange rates
Rand/dollar average 13.25 13.30 14.68 12.77 10.83
Rand/dollar closing 14.35 12.36 13.73 15.46 11.57
Australian dollar/dollar average 1.34 1.30 1.35 1.33 1.11
Australian dollar/dollar closing 1.42 1.28 1.39 1.37 1.22
Brazilian real/dollar average 3.66 3.19 3.48 3.33 2.35
Brazilian real/dollar closing 3.87 3.31 3.26 3.90 2.66
Argentinean peso/dollar average 28.14 16.57 14.78 9.26 8.12
Argentinean peso/dollar closing 37.81 18.65 15.89 12.96 8.55
(1)
World Gold Council standard, excludes stockpiles written off.
(2)
The Adjusted EBITDA calculation is based on the formula included in the revolving credit agreements for compliance with the debt covenant formula.
(3)
Includes attributable share of equity-accounted investments.
FINANCIAL REVIEW CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

ECONOMIC VALUE-ADDED STATEMENT
For the year ended 31 December 2018
$m
2018
2017
EMPLOYEES
713 1,002
Salaries and wages 698 966
Training and development 15 36
GOVERNMENT
714 659
Current tax
(4)
242 176
Royalties
(5)
148 114
Employee taxes
(5)
234 268
Production, property and other taxes
(5)
90 101
COMMUNITY
(3)
21 27
Social licence to operate
Region specific economic development
plans
SUPPLIERS and SERVICES
1,676 1,839
Production costs
Corporate expenditure and
other overheads
Rehabilitation expenditure
Exploration and evaluation
Audit, governance and assurance
PROVIDERS OF CAPITAL
202 208
Finance cost and unwinding of obligations 178 169
Dividends 24 39
TOTAL DISTRIBUTION 3,326 3,735
$m
2018
2017
TOTAL INCOME
4,045 4,558
Gold sales and by products
(1)
3,943 4,510
Interest received 17 15
Royalties received 10 18
(Loss) / profit from sale of assets (20) 8
Income from investments 95 7
$m
2018
2017
VALUE RETAINED 719 823
(1)
 Gold income decreased by 13%
mainly due to the sale of assets
in the South Africa region (Moab
Khotsong and Kopanang mines)
.
(2) Economic distribution providing
human, financial, social, natural
and manufactured capital, guided
by business objectives and
material issues identified through
the operating process to ensure
sustainable long-term value retention
for stakeholders, underpinned by
our key behavioural programme
operational excellence, implemented
at every step of the business from
exploration through the entire chain
to divestment / disposal.
(3) Community and social investments
exclude expenditure by equity-
accounted joint ventures.
(4) Current taxation includes normal
taxation and witholding taxation on
dividends paid per jurisdiction in
which the group operates.
(5) Employee, production, property and
other taxes and royalties reported
on a cash basis.
Across the group, we are due for
refunds of input tax and fuel duties
amounting to $276m (2017: $252m),
including attributable amounts for
equity-accounted joint ventures,
which have remained outstanding for
periods longer than those provided
for in the respective statutes
INPUTS – ECONOMIC VALUE DISTRIBUTED 2018 = 82%
OUTPUT – ECONOMIC VALUE GENERATED (100%)
ECONOMIC VALUE RETAINED 2018 = 18%
SUPPORTING
BUSINESS
OBJECTIVES
AND
MATERIAL
ISSUES
Gold revenue by region – 2018
•
Continental Africa
•
Americas
•
Australasia
•
South Africa
780
1,021
602
1,983
$m
Taxation by country ($m)
(4)
2018
2017
South Africa
(1)
1
Argentina
62
46
Australia
30
28
Brazil
35
31
Ghana
22
14
Guinea
19
33
United States of America
1
(16)
Tanzania
76
41
Other
(2)
(2)
14
15
16
17
18
% Value retained per year
16
20
20
18
18
Breakdown of contribution – 2018
•
Employees
•
Government
•
Community
•
Supplier
•
Capital providers
6
21
22
1
50
%
MANAGING
COMMUNITY
EXPECTATIONS AND
DEMONSTRATING
CONTRIBUTION
OPTIMISE OVER-
HEAD, COSTS
AND CAPITAL
EXPENDITURE
NAVIGATING
REGULATORY AND
POLITICAL RISK
FOCUS ON PEOPLE,
SAFETY AND
SUSTAINABILITY
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

An over view of our performance, a
summary of our Mineral Resource and
Ore Reserve portfolio and initiatives
to enhance and improve the quality
of our portfolio and ensure long-term
optionality.
South Africa
restructured –
now cash positive
Self-funded, value
enhancing projects
making good progress
Obuasi
redevelopment
begins
Maiden Ore Reserve
declared at
Quebradona
IN THIS SECTION
Improve portfolio quality and
maintain long-term optionality
SECTION 2: DELIVERING ON OUR STRATEGY
I N T E G R AT E D R E P O RT
57
SECTION 2 / DELIVERING ON OUR STRATEGY
INTEGRATED REPORT 2018
57
Delivering on the following
strategic objectives
Maintain long-term optionality
Improve portfolio quality

Though the mine was placed on limited
operations towards the end of 2014, and
on care and maintenance from 2016, a
decision was made to redevelop the mine
in 2018. The redevelopment project has
since commenced. The redevelopment
decision was reached after the completion
of a study, signing of the necessary
agreements with government and the
issuance of the necessary environmental
permits for the project. It is envisaged that
the redevelopment will deliver a modern,
mechanised underground mining operation.
Democratic Republic of the Congo
Kibali, one of the largest mines of its kind in
Africa, is situated adjacent to the town of Doko
and 210km from Arua on the Ugandan border.
Kibali is co-owned by AngloGold Ashanti (45%),
Barrick Gold Corporation (Barrick) (45%) following
its merger with Randgold Resources Limited,
and Société Minière de Kilo-Moto (SOKIMO)
(10%), a state-owned gold mining company.
The metallurgical plant comprises a twin-circuit
sulphide and oxide plant with conventional
carbon-in-leach (CIL), including gravity recovery.
Barrick manages the mine now which comprises
both open pit and underground operations.
Tanzania
Geita, one of our flagship mines, is located in
north-western Tanzania, in the Lake Victoria
goldfields of the Mwanza region, about 120km
from Mwanza and 4km west of the town of
Geita. The Geita gold deposit is mined as a
multiple open-pit and underground operation,
REGIONAL REVIEWS
Continental Africa
AngloGold Ashanti has seven mines
in the Continental Africa region, six
of which are currently in operation.
Of these six, AngloGold Ashanti
manages four.
Obuasi in Ghana was not operational in 2018,
having been on care and maintenance
since 2016. The mine’s redevelopment has
begun and the first face blast took place on
11 February 2019.
In Mali, a share purchase agreement was entered
into with the government of Mali on 14 February
2019 in respect of Yatela which is in closure – see
details under Yatela below. Additionally a sale
process has been initiated for Sadiola.
Ghana
Iduapriem, which comprises the Iduapriem
and Teberebie properties in a 110km
2
concession, is located in the western region
of Ghana, some 70km north of the coastal
city of Takoradi and about 10km south-west
of the Tarkwa mine. Iduapriem is an open-
pit mine with two circuits each comprising
two-stage milling – a gravity circuit and
a carbon-in-leach (CIL) plant. The gravity
circuit recovers about 30% of the gold and
the remainder is recovered by the 418ktpm
capacity CIL plant.
Obuasi, which has been primarily an
underground operation, mining to a
depth of 1,500m, is in the Ashanti region,
approximately 60km south of Kumasi.
5
4
3
2
1
DRC
Tanzania
Ghana
Mali
Guinea
LEGEND
1
Guinea / Siguiri (85%)
2
Mali / Morila (40%) / Sadiola (41%) / Yatela
3
Ghana / Iduapriem / Obuasi
4
DRC / Kibali (45%)
5
Tanzania / Geita
2,000km
Operations
0
Yatela is undergoing closure and a sale process has
been initiated for Sadiola.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

with the underground operation having begun
in 2016. The mine will continue to operate as
a mixed open-pit and underground operation
until the entire economic open-pit Mineral
Resource is exhausted. The mine is currently
serviced by a CIL processing plant with an
annual capacity of 5.1Mt.
Republic of Guinea
Siguiri is a multiple open-pit oxide gold mine
in the relatively remote district of Siguiri,
around 850km north-east of the country’s
capital, Conakry. The gold processing plant
treats about 981ktpm. A combination plant
conversion project began during 2017. This
conversion will allow the mine to treat six
million tonnes of sulphide ore and six million
tonnes of oxide ore. Commissioning is
currently underway with the first material fed
through the plant on 1 March 2019. AngloGold
Ashanti holds an 85% interest in Siguiri,
with the remaining 15% held in trust for the
nation by the government of Guinea. Siguiri is
contractor-mined using conventional open-
pit techniques. The area has significant gold
prospectivity and exploration potential.
Mali
Morila is a joint venture between AngloGold
Ashanti and Barrick, in which each has a 40%
interest. The remaining 20% is held by the
government of Mali. Barrick now manages the
mine. Morila is situated 280km south-east of
Bamako, the country’s capital. The mine had
completed mining in 2009 and transitioned to
a tailings storage treatment operation at the
end of 2016. Although the mine has been a
tailings treatment operation, after the discovery
more recently of additional economic ore,
limited mining operations have resumed. The
higher-grade ore being mined will partly replace
the tailings storage treatment. The plant, which
incorporates a conventional carbon-in-leach
(CIL) process with an upfront gravity section to
extract the free gold, has an annual throughput
capacity of 5.5Mt.
Sadiola is a joint venture between AngloGold
Ashanti (41%) and IAMGOLD (41%). The
government of Mali owns the remaining 18%.
The Sadiola mine is situated in south-western
Mali, 77km south-southwest of the regional
capital Kayes. On-site surface infrastructure
includes a 4.9Mt per annum CIL gold plant,
where the ore is eluted and smelted. The mine,
which began operating in 1996, ceased mining
during the year and transitioned to a stockpile
treatment plan. To ensure the Sadiola sulphide
project generates good returns, an agreement
with the government of Mali on the terms for
investment in the Sadiola sulphide project is
needed, to also prevent the mine from being
placed on suspended exploitation. While
this agreement has not yet been reached,
AngloGold Ashanti and IAMGOLD, who
collectively own an 82% interest in Sadiola,
have initiated a process to identify third parties
that may be interested in acquiring their
collective interests in Sadiola. The process
is at a very preliminary stage and there is no
certainty of its outcome.
Yatela
On 14 February 2019, Sadiola Exploration
Limited (SADEX), the subsidiary jointly held by
AngloGold Ashanti and IAMGOLD Corporation,
entered into a share purchase agreement
with the government of Mali, whereby
SADEX agreed to sell to the government its
80% participation in Société d’Exploitation
des Mines d’Or de Yatela (Yatela), for a
REGIONAL REVIEWS CONTINUED
Continental Africa
Contribution to regional production
•
Tanzania
37
DRC
24
Ghana
17
•
Guinea
16
•
Mali
6
%
Contribution to group production
•
Continental Africa 45
•
Rest of AngloGold
Ashanti
55
%
Mali – Sadiola
consideration of $1. The transaction remains
subject to the fulfillment of several conditions
precedent, including the adoption of two
laws, confirming the change of status of
Yatela to a State Entity, and the creation of a
dedicated state agency, notably in charge of
mine rehabilitation and closure. As part of the
transaction, and upon its completion, SADEX
will make a one-time payment to the said
state agency, of an amount corresponding
to the estimated costs of completing the
rehabilitation and closure of the Yatela site,
and also financing certain outstanding social
programmes. Upon completion and this
payment being made, SADEX and its af liate
companies will be released of all obligations
relating to the Yatela project, including those
relating to rehabilitation, mine closure and the
financing of social programmes.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

REGIONAL REVIEWS CONTINUED
Continental Africa
Key statistics
Units
2018
2017
2016
Operational performance
Tonnes treated/milled
Mt
27.3
28.0
27.6
Pay limit
oz/t
0.040
0.040
0.035
g/t
1.373
1.367
1.199
Recovered grade
oz/t
0.050
0.047
0.043
g/t
1.72
1.61
1.49
Gold production (attributable)
000oz
1,512
1,453
1,321
Total cash costs
$/oz
773
720
717
Total production costs
$/oz
1,028
1,012
1,005
All-in sustaining costs
(1)
$/oz
904
953
904
Capital expenditure
(2)
$m
313
409
291
Productivity
oz/TEC
20.70
23.01
20.70
Safety
Number of fatalities
0
0
0
AIFR
per million hours worked
0.49
0.39
0.51
People
Average no. of employees: total
14,833
13,593
12,691
– Permanent employees
5,697
5,467
5,331
– Contractors
9,136
8,126
7,360
Training and development expenditure
$m
1
5
3
Production
(000oz)
2014
2015
2016
2017
2018
1,597
1,435
1,321
1,453
1,512
Productivity
(oz/TEC)
2014
2015
2016
2017
2018
14.36
20.61
20.70
23.01
20.70
See footnotes overleaf
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  2018

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REGIONAL REVIEWS CONTINUED
Continental Africa
Units
2018
2017
2016
Environment
Total water consumption
ML
15,575
16,651
11,911
Total water use per tonne treated
kL/t
0.592
0.614
0.428
Total energy usage
PJ
9.32
9.17
8.46
Total energy usage per tonne treated
GJ/t
0.35
0.34
0.30
Total GHG emissions
000t CO
2
e
676
666
682
Total GHG emissions per tonne treated
t CO
2
e/t
0.026
0.025
0.025
Cyanide used
t
8,185
7,274
7,693
No. of reportable environmental incidents
1
2
0
Total rehabilitation liabilities:
$m
378
431
430
– restoration
$m
235
253
262
– decommissioning
$m
143
178
168
Community and government
Community expenditure
$m
8
9
8
Total payments to government
$m
352
331
260
– Dividends
$m
9
10
13
– Taxation
$m
117
114
76
– Withholding tax (royalties, etc.)
$m
135
98
79
– Other indirect taxes and duties
$m
24
47
25
– Employee taxes and other contributions
$m
56
51
46
– Property tax
$m
1
1
1
– Other (includes skills development)
$m
10
10
20
(1)
Excludes stockpile write-offs.
(2)
Includes attributable share of equity-accounted investments.
Key statistics
(continued)
AIFR
(per million hours worked)
2014
2015
2016
2017
2018
1.56
0.50
0.51
0.39
0.49
0
0
1
9
9
2014
2015
2016
2017
2018
783
Total cash costs
All-in sustaining costs
968
678
815
717
904
953
904
720
773
Total cash costs and all-in sustaining costs
($/oz)
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  2018

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REGIONAL REVIEWS CONTINUED
Continental Africa
Operating performance
The Continental Africa region produced
1,512,000oz of gold at a total cash cost of
$773/oz in 2018, compared to 1,453,000oz
at a total cash cost of $720/oz in 2017. The
region delivered a solid performance with 4%
improvement in production boosted by higher
tonnes treated particularly from underground
mining at Kibali and Geita and improved
underground grade from Geita.
Geita built on its solid performance the
previous year, delivering 564,000oz of gold,
an increase of 5% compared to 2017. The
increase was due to a range of operational
improvements which assisted in accessing
higher-grade ore particularly in the fourth
quarter of 2018. These improvements included
advance grade control and underground
mining efficiencies. This was driven by a 5%
year-on-year increase in recovered grade as
a result of the higher-grade underground ore
mined at Nyankanga and Star & Comet.
At Siguiri, production was negatively impacted
by a 16% decrease in recovered grade,
owing to the treatment of lower-grade oxide
material and an 11% decrease in tonnes
due to delays in the commissioning of the
CIL combination plant. The leach circuit
was converted during the year to a hybrid
CIL circuit as part of the combination plant
project. As a result, production decreased
year-on-year, exacerbated by depleted high-
grade oxide deposits. The marginal delay
in the commissioning of the ball mill in the
combination plant and three-stage crushing
plant resulted in the limited treatment of
available higher-grade harder ore with the
plant feed being supplemented by lower-grade
oxide ore. The required new power plant was
successfully commissioned during the year.
Iduapriem’s production increased 11% year-
on-year to 254,000oz, the mine’s highest
production since its acquisition in 2004.
The production increase was driven by the
6% increase in tonnage treated and a 5%
improvement in recovered grades, a result of
improved grinding and plant efficiency. These
improvements resulted from the mining of
deeper, higher-grade areas in the Teberebie
pit. The increase in tonnes treated was
derived on the back of Operational Excellence
initiatives which led to improved plant utilisation
and throughput rates. Total tonnes mined
increased 8% year-on-year to 38Mt, the highest
tonnage ever mined at Iduapriem. This helped
in meeting the grade improvement targets
and the continuation of the extensive waste-
stripping programme at Blocks 7 and 8, which
will provide the foundation for sustainable
production over the future life-of-mine.
At Kibali, production increased 35% year-
on-year to 363,000oz, another significant
improvement. The higher production was
on the back of higher throughput, a result of
improved plant availability that led to above
design capacity throughput, and a 6%
increase in plant recovery.
This helped to further improve the recovery
factor/rate since commissioning. Production
was aided by an increase in tonnes mined and
an 8% increase in tonnage treated, a result of
improved plant performance, as well as 26%
increase in recovered grade as higher-grade
underground mining displaced lower-grade
open-pit ore. This was on the back of the
successful commissioning of the underground
materials handling system at the end of 2017.
At Sadiola, production declined due to a 9%
drop in the recovered grade owing to the limited
availability of oxide ore with the in-situ oxide ore
depleted as mining had ceased by the end of
March 2018. The mine had begun transitioning
to its stockpile treatment plan at the beginning
of the year, partly compensated for by a
3% increase in tonnes treated as a result of
newly-installed variable speed drives in the mill.
Production for the rest of the year was from a
blend of the remaining full grade and marginal
ore stockpiles. Plant operations were efficient
and consistently exceeded planned throughput,
with a 3% increase in tonnes treated compared
to the previous year. This helped to partly offset
the lower feed grade and provided flexibility
to maintain a steady production and revenue
profile for the year.
At Morila, production continued to increase
due to the 19% improvement in recovered
grade as mining resumed during the year with
the treatment of higher-grade ore, partially
offset by a decrease in throughput due to the
treatment of harder ore, blended with tailings
mineralised waste ore. Plant throughput
was 11% down year-on-year, impacted by
unplanned downtime and the replacement
of the ball mill. The mine is expected to
continue treatment of mineralised waste ore,
augmented by higher-grade ore from targeted
mining areas, for the next two years, after
which the mine will transition to full closure.
Costs
All-in sustaining costs (AISC) were $904/oz for
2018, compared with $953/oz for the previous
year, a 5% year-on-year improvement
despite inflationary pressures. The notable
reduction in AISC reflected the various cost
efficiency initiatives implemented through the
Operational Excellence programme which
focuses on sustainable costs improvements.
Costs for the region were also assisted
by lower underground costs at Geita as
underground operations stabilised during the
year, the 45% reduction in sustaining capital
expenditure, and higher production from
Kibali, Geita and Iduapriem.
The Operational Excellence programme is a
group-wide efficiency-driven initiative, focused
on optimising mine plans, systems and costs
management. Additionally, this has translated
into a review of asset potential and the further
entrenchment of capital discipline. Various
enhancement projects are tracked through a
project management system, as we strive to
meaningfully move down the cost curve. This
has been a necessary step change, driven by
actively working to prioritise sustainable cash
flow improvements at every level of the business.
Through this process, we have drastically
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REGIONAL REVIEWS CONTINUED
Continental Africa
improved mine planning and forecasting, with the
results reflected in improved consistency in our
reported cost performance.
Capital expenditure
Capital expenditure for the region increased
in line with planned inward company
investments in growth projects, particularly
at Siguiri and Obuasi during 2018. Ore
Reserve development projects continued at
Geita for the Star & Comet and Nyankanga
underground operations, together with waste-
stripping projects at Iduapriem. These projects
provide access to the ore bodies identified
for future gold extraction. The balance of
the capital spend was used for capitalised
exploration and stay-in-business projects to
improve asset reliability across our mines to
ensure safe, risk-free mining and production.
During the year, the region continued to drive
continuous cost improvements through the
Operational Excellence programme which
is now well entrenched across all sites and
disciplines in the region, also reflected in the
all-in sustaining cost reduction. The focus
remains on delivering systemic and sustainable
operational improvements in the management
of the region’s stay-in-business projects.
At Kibali, the Azambi hydropower plant was
commissioned during the third quarter in
2018 and fully integrated into the energy grid
in September, providing affordable power to
the mine. The cyanide tailings storage facility
First Lift Project, involving the wall lift on the
tailing storage facility, was completed in the
last quarter of the year with project handover
completed on 31 October 2018. Other notable
projects at Kibali included the transition
to owner mining which was successfully
completed on 1 July 2018.
Growth and improvement
Construction of the Siguiri combination
plant was successfully completed in March
2019, and commissioning of the different
sections of the plant is underway. The CIL
circuit was commissioned in July 2018 and
first gold from it was poured in August 2018.
The 30MW power plant was commissioned
in October 2018. It is now fully operational
providing reliable, low-cost power to the
Siguiri mine. The crushing and milling circuits
for the treatment of the hard sulphide ore
are currently being commissioned and full
ramp-up is expected in the first half of 2019.
The focus for the year will be to stabilise plant
throughput and operating stability as the new
plant is commissioned.
Exploration drilling continued at Saraya and
Foulata to support a prefeasibility study for
the Block 2 permit area. This study is due
to be completed during 2019 and is aimed
at improving the mine’s ounce profile from
2020 onwards and potentially extending
the life of the mine. The current option on
the Siguiri Block 2 considers the trucking of
oxide material to the existing process plant to
displace marginal ore. The evaluation of this
has been completed. The requisite permitting
and feasibility study are scheduled for the
Obuasi redevelopment project
During 2018, Obuasi remained in the
care and maintenance phase whilst the
redevelopment project for recommencing
operations continued. Following receipt
of all the requisite Ghanaian Government
approvals, including parliamentary
ratification, and environmental approvals in
June 2018, redevelopment of the Obuasi
high-grade ore body has started in earnest.
Establishment of the project and operating
teams have progressed well and all key
roles have been lled. Detailed design has
continued, focusing on the processing plant
and underground infrastructure. Critical long-
lead items have been ordered. Demolition
of redundant processing plant structures
has begun. Refurbishment planning was
completed, and works are set to commence
by end of March 2019. The housing
refurbishment programme has also begun
and the expansion of the mining contractor’s
camp is well advanced.
The underground mining fleet has been
delivered and commissioned and the
underground mining contractor has
commenced mobilisation. Operational
readiness activities, including the design of
the mine operating systems, has progressed
to plan. The project is being developed in
two phases, the first is to achieve production
at 2,000tpd with the second aiming to
achieve production of 4,000tpd by the
end of 2020. The first blast took place in
February 2019.
In order to ensure meaningful Ghanaian
participation in the project, a key
commitment made by AngloGold Ashanti
at the outset of Obuasi’s redevelopment,
the mining contract was awarded to a
joint venture Underground Mining Alliance
Limited (UMA) formed by Ghana’s Rocksure
International (Rocksure) (30%) and Australia’s
African Underground Mining Services
(AUMS) (70%), which will also help facilitate
the transfer of underground mining expertise
to Accra-based Rocksure.
To facilitate the JV and effect operating cost
and import duty savings, AngloGold Ashanti
(Ghana) Limited purchased the mining fleet
at a cost of approximately $46m.
As announced in November 2018, this
mining fleet purchase increases the initial
project capital expenditure range from $450
to $500m to $495 to $545m. However,
at the same time, this purchase reduces
the contract rates over the period of the
contract and is estimated to improve AISC
by approximately $25/oz. Given the delayed
receipt of permit approvals in 2018, some
capital expenditure has been deferred from
2018 into 2019 and from 2019 into 2020.
The latest outlook on the capital spend
profile is expected to be 10%, 60%, and
30% in 2018, 2019 and 2020, respectively.
The first gold pour is still planned for the end
of 2019, with the first face blast having taken
place in February 2019.
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REGIONAL REVIEWS CONTINUED
Continental Africa
latter part of 2019.
Development of Geita’s Star & Comet and
Nyankanga underground sections continued
during the year. Approximately 4,130m of
development was completed to access
new areas for stope mining and further
exploration. Open pit mining at Nyankanga
and Geita Hill continued with Geita Hill
reaching the end of its economic life and
Nyankanga scheduled to be completed in
the first half of 2019. Surface exploration
continued at Selous, a satellite pit 2.4km from
Star & Comet expected to supplement the
underground operation in the near term.
Other notable projects at Geita were
completion of the 40MW power plant and
the purchase of underground mining plant
and equipment. The power plant was
commissioned in August and is currently
in full operation, providing reliable, low-
cost power to the mining operations. The
purchase of the underground mining plant
and equipment is in line with the strategy to
transition to owner mining at Star & Comet,
planned for the first half of 2019, with the
full change over for the rest of the mine’s
sections expected to follow in coming years.
At Iduapriem, waste stripping at Teberebie
Cut 1 continued during the year and is
expected to be completed in the first half in
2019 when full grade mining should begin.
Once completed, waste stripping will provide
access to the ore body until 2021. Brownfields
drilling continued at the Ajopa pit and open pit
mining will continue into 2019 to supplement
ore from the larger Teberebie pit. Iduapriem’s
plant expansion concept study has been
completed on the plant de-bottlenecking. The
next focus area will then be to find a solution
for an additional tailings storage facility.
At Kibali, an aggressive exploration programme
continued with a notable success being
declaration of the maiden Mineral Resource of
0.96Moz for Kalimva and Ikamva that supports
a prefeasibility study for future mining.
There was no capital expenditure at Sadiola
and the sulphide project was suspended
pending further negotiations with the
government of Mali. As stated above, the
parties have now initiated a sale process, albeit
at a very preliminary stage. Open pit mining
was completed during the year and treatment
of stockpile material has begun. The mine is
expected to embark on a phase of suspended
exploitation towards the latter part of 2019.
Ghana – Obuasi underground
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REGIONAL REVIEWS CONTINUED
Continental Africa
Sustainability performance
Safety
There were no fatalities in the Continental Africa
region during the year, maintaining a 38-month
fatality-free period since October 2015. The
region recorded another best-in-class safety
performance during 2018 but achieved an all
injury frequency rate (AIFR) of 0.49 (2017: 0.39)
per million hours worked. The AIFR increased
year-on-year due to the increase in injuries
experienced during the year, caused mainly by
mobile and other machinery.
During the year, an internal ‘Safety Culture’
survey was conducted throughout the
region. The survey was targeted at a
10% sample of the workforce, in line with
practice. Responses from approximately
15% of the sample indicated that a strong
‘Safety Culture’ is evident at all operations.
Most employees consider their respective
operation to be a ‘safe place to work’ and
trust management in safety-related initiatives
and communication. The survey indicated
that employees feel engaged and participate
in safety efforts at operations. Improvement
areas were identified and actions to address
these have been developed.
Environment
One reportable environmental incident was
reported in the region during 2018, occurring
on 18 November within the processing plant
area at Siguiri. The incident was caused by an
over flow of tailings slurry from the processing
plant containing elevated levels of cyanide.
This caused the death of four birds in a
stagnant tailings pool within the plant area and
the death of a cow outside the plant fence
adjacent to the pool.
Remedial actions were immediately put
in place to deal with the incident. The
tailings over flow was stopped, the pool was
detoxi ed, the tails were pumped back into the
plant, contaminated soil was removed and the
faulty equipment replaced.
There was no risk to community health as
the spillage was contained in an area that
is inaccessible by the community. Nor was
there a risk to employee health as the cyanide
concentrations were within normal operating
limits and all plant employees are trained to
handle cyanide.
Siguiri was granted an environmental certificate
for the Silakoro pit project in March 2018. This
high-grade pit is located approximately 1.5km
to the east of the existing processing plant.
In June 2018, the Ghana Environmental
Protection Agency (EPA) approved two
crucial environmental permits for Obuasi
mine, for the redevelopment project as well
as for the tailings and water infrastructure
project. Obuasi also received an additional
environmental permit for the expansion of the
40-man camp residential area in September
2018 to complement the project.
All managed mine sites in the region –
Sadiola, Siguiri, Iduapriem and Geita – were
successfully audited and certified to the
ISO 14001:2015 standard during the year.
Obuasi’s certification remained suspended
for the year as the mine was on care and
maintenance for 2018.
Security and human rights
No significant incidents were reported during
the year, and no human rights violations were
recorded. However, proactive management of
artisanal small-scale mining, illegal mining and
general criminality remains a priority for the
security department.
A marked reduction in injuries to community
members was recorded, from 18 injuries in
2017 to six injuries in 2018. These injuries
occurred when miners illegally invaded our
tenements. All injured people were treated on
the scene by the mine’s medical emergency
personnel before being taken to hospital for
further treatment where necessary.
Security adopted an integrated approach,
working with other sustainability disciplines,
to enable effective management of the
multifaceted challenges facing the operations.
Implementation of the five-point security plan
actively includes community involvement,
focusing on regenerating and sustaining
relationships with communities, public security,
pertinent governmental agencies and security at
sites, and is aimed ultimately at removing people
from risk. The Voluntary Principles on Security
and Human Rights (VPSHR) remain the key
driver of our security management practices.
The Human Rights Working Group
representatives at corporate, regional
and operational levels continued with
implementation of the Human Rights
Framework across the Continental Africa
region. The focus for 2018 remained on
training and awareness, and ensuring the
availability of adequate grievance mechanisms
for all stakeholders and that human rights due
diligence is included across our supply chain.
Online human rights training was undertaken
at all management levels and 47% have
successfully completed training.
Employees and labour relations
The labour relations climate remained peaceful
and stable during the year, despite some
labour stoppages challenges. A three-day joint
capacity-building workshop on how to build
peaceful and sustainable working relationships
was organised for the mine negotiating team
(general management representatives and
union leadership). This capacity-building forum
resulted in the development of an agreed
internal mediation framework that provides a
mechanism for resolving disputes and restricts
recourse to a third party.
In terms of training and development, efforts
are underway by management to address
compliance matters relating to protected
jobs and expatriate employment legislation,
and to continue promoting employment
opportunities for local nationals and co-
ordinated succession plans for identified local
national employees.
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REGIONAL REVIEWS CONTINUED
Continental Africa
In Siguiri, the 2018 wage negotiations were
successfully conducted and finalised within
10 days in a spirit of mutual understanding
and trust with the agreed outcome remaining
within mandate.
In Mali, the mine labour relations climate
continued to be influenced by the uncertainty
relating to the Sadiola sulphides project.
Negotiations relating to the phased
retrenchments necessitated by restricted
and suspended mining operations were
successfully concluded and implemented.
These were effective from 31 May 2018. The
final agreement focused mainly on providing an
additional social package, thereby helping to
soften the social impact of the retrenchments.
This agreement nullified any wage increases for
2018 and 2019. At Yatela, the retrenchment
process, as approved by the labour inspector in
2017, was concluded.
In Ghana, following commitment to develop
a salary adjustment framework in 2017,
Iduapriem successfully concluded a two-year
salary adjustment framework with the Ghana
Mineworkers Union in mid-2018. The industrial
climate was very peaceful, and no adverse
labour incidents were recorded during the year.
In Tanzania, towards the end of 2017, Geita
management and the union concluded a
compressed working week agreement for
implementation in 2018.
This agreement was concluded alongside a
full review of the two-year collective bargaining
agreement. The next full review of the bargaining
agreement is planned for October 2019.
Community development
In Tanzania, community development is one of
the material issues to which we are committed.
Our support at Geita was guided by the
community investment procedure. In July 2017,
the parliament of Tanzania amended the Mining
Act, 2010, and introduced section 105 which
describes the procedure for mineral right holders
to prepare and execute their corporate social
responsibility (CSR) plans.
At Siguiri, AngloGold Ashanti promotes local
economic development through the Siguiri
economic development programme (SEDP).
The SEDP comprises agricultural, skills and
enterprise development projects aimed at
developing small businesses and employment
opportunities for local communities. Current
projects include horticulture, a cashew
plantation, rice-paddy farming and fish farming
as well as education-related and healthcare
projects. More information on community
development work can be found in the Siguiri
<OP>
.
At Obuasi, the AngloGold Ashanti Obuasi
Mine Community Trust Fund endeavours to
provide potable drinking water for communities
within its operational area. The fund provided
three mechanised boreholes for the three
communities and a senior high school at
a cost of $40,000. This project aims to
increase access to drinking water, reduce
the incidence of water-related diseases
from unsafe drinking water sources within
host communities and improve contact time
between students and teachers in class. The
project received supervisory support from
the Works Department of Obuasi Municipal
Assembly, the Municipal Education Directorate
and the school authorities. The boreholes are
projected to benefit a population of about
11,000. Additionally in Obuasi, we also have
school development programmes and provide
healthcare assistance.
In Ghana, at Iduapriem during 2018, the
mine initiated and implemented various
developmental interventions in host
communities to advance the Company’s
participation and contribution to sustainable
long-term socio-economic development.
Tanzania – Geita
2015
2016
2017
2018
Continental Africa region: number of new
cases of malaria
2,244
1,413
1,683
1,164
New cases of malaria down by
2018: 1,164 (2017: 1,683)
31%
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One of the key programmes to support
communities in the region is the malaria
programme. A report from the outpatient
department of Iduapriem’s Sam Jonah
Hospital indicated that malaria incidence
among employees, registered dependants
and contractors increased from about 250
confirmed cases in 2015, to 500 in 2016
and declined to 319 cases in 2018. This
contributed to a doubling of absenteeism on
the mine from 63 to 116 days. In the mine’s
host communities, available statistics show
a high incidence of malaria and its effect on
community health and people’s quality of life.
According to a community baseline survey
conducted by the Khana group in 2016,
malaria constitutes about 58% of household
illnesses in host communities.
With the theme “End malaria for good in our
communities,” Iduapriem launched its malaria
control programme in 2017. The overall goal is
to contribute to a reduced malaria burden on
the mine and in host communities by 75% by
2020 through integrated interventions including
the distribution of long-lasting insecticidal nets,
community sensitisation and training.
The programme covers employees,
contractors, host communities and three senior
high schools. In all, 6,947 insecticide-treated
nets were distributed in 2018. An estimated
15,000 people within the Tarkwa-Nsuaem
municipality benefit from this programme.
Only one occupational disease was diagnosed
in the region. This was a noise-induced
hearing loss case at Iduapriem in Ghana. The
employee was provided with the necessary
medical support and compensated in line
with national labour regulations. No other
occupational diseases were reported in the
region in 2018.
In 2018, the region continued to focus on
consolidation and customisation of the health
strategy developed and reported on in 2017
and its associated three-year plan, to regional
and operational priorities. This included
alignments with the company-wide approach
and health management objectives as well
as increased efforts towards a risk-based
approach. The objectives of the strategy
were incorporated in operational health team
plans to assist teams to be more proactive
and focus preventative strategies at both
occupational and community level, and to
ensure availability and development of the
required skills for priority risks.
Continental Africa has made significant strides
in strengthening the preventative approach
to workplace health risk, by identifying and
assigning a regional occupational hygienist
to oversee systems and ensure capacity
development in occupational hygiene
among nationals across the region. Six
employees were identified and trained for
formal certification in, firstly, the intermediate
certificate and then in the advanced certificate
in occupational hygiene. This distance learning
initiative is being conducted in collaboration
with the University of the Witwatersrand in
South Africa. The first three candidates have
completed their intermediate certification and
will progress to the advanced level training in
2019. Further efforts are underway to identify
more candidates for this training. This is
expected to not only improve capacity but
to enhance focus on preventative workplace
strategies so as to alleviate the current
dependence on expatriates for occupational
hygiene roles in the region.
The positive impacts of the community-based
malaria programme continued to be seen at
Geita with the recording of a significantly low
incidence of malaria of 0.17% for employees
and contractors affected by malaria in 2018.
This community-based malaria control
programme extends to Geita Town, where
around 90% of employees, contractors and
families reside. The programme is based
on a private-public partnership model with
government authorities, NGOs and academic
institutions to ensure sustainability and
alignment with national priorities.
The same model is used in Ghana, where
malaria control activities continued in
partnership with the Global Fund and the
National Department of Health. AngloGold
Ashanti was once again identified by the
Ghana National Health department as a
principal recipient of indoor residual spraying
activities for malaria control. AngloGold Ashanti
Ghana was awarded $16 million to conduct
malaria control activities in 14 districts,
including Obuasi in the Ashanti region, and 45
prisons nationally for the period 2018 to 2020.
In 2018, the programme is estimated to
have covered about one million structures,
protecting just over 1.2 million people and
creating just over 1,300 job opportunities in
the communities involved.
Sadiola and Siguiri also continued with
malaria control efforts, using spraying
activities to target surrounding villages.
While there was a 46% improvement in the
incidence of malaria from 2017 to 2018
among employees and contractors in Siguiri,
significant challenges remain in reaching
those areas where most of the employees
and their families reside. At Iduapriem, malaria
incidence among employees and contractors
continued to improve with the continued use
of insecticide-treated nets at the workplace
and within communities.
While the Ebola outbreak in the DRC did
not affect any AngloGold Ashanti managed
operations in 2018, Ebola continues to pose
a risk in the country. All our mine sites have
intensified their surveillance and preventative
control efforts to mitigate this potential risk.
REGIONAL REVIEWS CONTINUED
Continental Africa
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

REGIONAL REVIEWS CONTINUED
Americas
The Americas region comprises three
operations, featuring both open pit and
underground mining – one in Argentina
and two in Brazil. In addition, a
brownfields project in Brazil and an
active exploration programme are
underway in Colombia.
Argentina
Cerro Vanguardia, in which AngloGold
Ashanti has a 92.5% stake, is the Company’s
sole operation in Argentina. Fomicruz, a state
company, owns the remaining 7.5%. Located
to the northwest of Puerto San Julián, in the
province of Santa Cruz, Cerro Vanguardia
operates multiple small open pits with high
stripping ratios and multiple narrow-vein
underground mines. The metallurgical plant,
which includes a cyanide recovery facility, has
a daily capacity of 3,000t.
Brazil
AngloGold Ashanti Córrego do Sítio
Mineração (AGA Mineração), which is wholly
owned, comprises two operational units
located in the state of Minas Gerais, close to
the city of Belo Horizonte:
•
The Cuiabá complex comprises the Cuiabá
and Lamego underground mines, and the
Cuiabá and Queiroz plants. Cuiabá has
been in operation for over 30 years while
Lamego has been in operation for nine
years. The Cuiabá mine has changed from
cut-and- fill to sub-level stoping, increasing
Contribution to regional production
•
Argentina
36
•
Brazil
64
%
Contribution to group production
•
Americas
23
•
Rest of AngloGold
Ashanti
77
%
3
LEGEND
1
Argentina
Cerro Vanguardia (92.5%)
2
Brazil
Serra Grande
3
AGA Mineração
4
Colombia
Gramalote (51%)
La Colosa
Quebradona (94.876%)
the contribution from narrow-vein ore bodies
to the mine’s total production and improving
rock-engineering controls (support, design
and monitoring). Ore from the Cuiabá and
Lamego mines is processed at the Cuiabá
gold plant. The concentrate produced
is transported by aerial ropeway to the
Queiroz plant for processing and refining.
Total annual capacity of the complete
Cuiabá circuit is 1.75Mt. The Queiroz
hydrometallurgical plant also produces
around 200,000t of sulphuric acid as a by-
product, which is sold commercially in local
Brazilian markets.
•
Córrego do Sítio, in operation since
1989, consists of one open-pit mine and
one underground mine. The oxide ore
mined is treated by heap leach and a
pressure leaching plant treats sulphide
ore. The sub-level stoping mining method
is used underground. The distance from
the main underground mine (Mina I) to
the metallurgical plant is around 15km.
Combined annual plant capacity is 1.6Mt.
Gold production from both Cuiabá and
Córrego do Sítio is refined at the Queiroz plant
141km from the Cuiabá gold plant.
Serra Grande, which is wholly owned, is
located in central Brazil, in the state of Goiás,
about 5km from the city of Crixás. It comprises
three mechanised underground mines: Mina III,
Mina Nova and Mina Palmeiras, and an open
pit. One dedicated metallurgical plant, with an
annual capacity of 1.5Mt, treats all ore mined.
400km
Project
Operations
0
INTEGRATED REPORT
  2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Key statistics
Units
2018
2017
2016
Operational performance
Tonnes treated/milled
Mt
6.8
7.5
7.0
Pay limit
oz/t
0.121
0.104
0.100
g/t
4.142
3.576
3.421
Recovered grade
oz/t
0.103
0.102
0.106
g/t
3.55
3.49
3.64
Gold production (attributable)
000oz
776
840
820
Silver production (attributable)
Moz
5.9
5.8
4.7
Total cash costs
$/oz
624
638
578
Total production costs
$/oz
875
973
909
All-in sustaining costs
(1)
$/oz
855
943
875
Capital expenditure (100% basis)
$m
176
234
225
Productivity
oz/TEC
12.86
13.34
13.98
Safety
Number of fatalities
1
0
1
AIFR
per million hours worked
3.97
3.29
3.96
People
Average no. of employees: total
(2)
7,973
8,511
8,126
– Permanent employees
5,755
5,888
5,653
– Contractors
2,218
2,623
2,473
Training and development expenditure (excluding Colombia)
$m
2
2
2
2014
2015
2016
2017
2018
Production (including discontinued operations)
(attributable) (000oz)
996
948
820
840
776
Productivity
(oz/TEC)
2014
2015
2016
2017
2018
14.38
15.05
13.98
13.34
12.86
REGIONAL REVIEWS CONTINUED
Americas
See footnotes overleaf
INTEGRATED REPORT
  2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Units
2018
2017
2016
Environment (excludes Colombia)
Total water consumption
ML
7,813
8,283
8,067
Total water use per tonne treated
kL/t
1,114
1.071
1.115
Energy usage
PJ
4.13
4.23
3.94
Total energy usage per tonne treated
GJ/t
0.59
0.55
0.54
Total greenhouse gas (GHG) emissions
000t CO
2
e
168
182
180
Total GHG emissions per tonne treated
t CO
2
e/t
0.024
0.024
0.025
Cyanide used
t
2,305
2,704
2,333
No. of reportable environmental incidents
0
0
1
Total rehabilitation liabilities (includes Colombia):
$m
138
147
149
– restoration
$m
102
106
108
– decommissioning
$m
36
41
41
Community and government (includes Colombia)
Community expenditure
$m
9
10
9
Total payments to government
$m
234
297
237
– Dividends
$m
6
9
6
– Taxation
$m
65
116
80
– Withholding tax (royalties, etc.)
$m
48
53
50
– Other indirect taxes and duties
$m
9
13
7
– Employee taxes and other contributions
$m
67
84
71
– Property tax
$m
2
2
3
– Other
$m
37
20
20
(1)
Excludes stockpile write-offs.
(2)
100% basis and excluding Colombia and Denver regional office.
Key statistics
(continued)
AIFR
(per million hours worked)
2014
2015
2016
2017
2018
3.79
5.61
3.96
3.29
3.97
2014
2015
2016
2017
2018
Total cash costs and all-in sustaining costs
($/oz)
676
Total cash costs
All-in sustaining costs
974
576
792
578
875
943
855
638
624
REGIONAL REVIEWS CONTINUED
Americas
INTEGRATED REPORT
  2018

SECTION 2 / DELIVERING ON OUR STRATEGY

REGIONAL REVIEWS CONTINUED
Americas
Operating performance
The Americas region produced 776,000oz at a
total cash cost of $624/oz for the year ended
31 December 2018, compared to 840,000oz
at a total cash cost of $638/oz for the previous
year. The region’s production decreased due
to the lower contribution from Brazil, where
production was negatively impacted by delays
in development and infrastructure constraints
at the Cuiabá complex. This was exacerbated
by lower grades in the sulphide operation
and excessive rainfall at the Córrego do Sítio
complex, while Serra Grande experienced
delays in receiving environmental deforestation
and waste dump permits.
Full-year production at AGA Mineração in 2018
was impacted by the Cuiabá complex delays
in development and infrastructure constraints.
The Cuiabá complex was impacted by
geotechnical factors at the access ramp to the
high-grade ore body. During the last quarter of
the year, operating performance improved as
measures were taken to improve mine quality
by improving stope availability, drilling and mine
recoveries while ensuring compliance to plan.
At Córrego do Sítio, lower grades at the
sulphide operation and excessive rainfall
contributed to lower production. Production
was also impacted by lower volumes placed
on the heap leach, model changes and
production stoppages due to the national
driver strikes.
At Serra Grande, 2018 production was lower
as less ore was mined following receipt of
environmental deforestation and waste dump
permits later than expected. All permits had
been received by year end.
In Argentina, at Cerro Vanguardia, full-year
output was maintained at the same level as
2017, producing 282,000oz at a total cash
cost of $476/oz compared to 283,000oz
at a total cash cost of $522/oz in 2017.
Production was maintained, despite the lower
underground grade, mainly because of the
higher volumes mined and treated.
Costs
The all-in sustaining cost (AISC) was $855/oz in
2018, compared to $943/oz in 2017. Reduced
costs were mainly due to lower sustaining
capital expenditure, driven by a greater focus on
capital management, and benefits derived from
Operational Excellence initiatives.
In Brazil, the all-in sustaining cost declined
year-on-year despite lower production
volumes and inflationary pressures, which
adversely impacted total cash costs. The
6% improvement in AISC was boosted by
good results from the Operational Excellence
initiatives and a favourable exchange rate.
In Argentina, total cash costs fell mainly as a
result of the weaker exchange rate following
the devaluation of the Argentine peso against
the US dollar as well as improved efficiencies.
These positive effects were partially weakened
by rapidly rising inflation, which ended the
year at 47%, mostly related to salary
increments. Lower tonnes mined led to
unfavourable stockpile movements. A lower
average silver price for the year and lower
volumes sold also affected costs negatively.
Several Operational Excellence initiatives were
identified and implemented in the region during
2018. In Brazil as part of the Operational
Excellence programme, all sites conducted
a full review of operations to improve
efficiencies and reduce costs. Labour Reform,
an engagement process with stakeholders,
created an opportunity to implement a fourth
working shift at all mines in Brazil.
Combined with initiatives to optimise the
work hand-over at shift change, productivity
gains were generated on blasting cycles and
development of main ramps and galleries.
Operational Excellence initiatives also
enhanced metallurgical performance and
helped streamline capital expenditure.
The Operational Excellence initiatives at
Cerro Vanguardia included underground
development optimisation, cost reduction in
material and services contracts, workforce
recruitment freeze, nitrate and occulant
optimisation, cost reductions in mine
drilling steel and cyclone pumps liners, and
overhead restructuring.
In September 2018, the government of
Argentina introduced the payment of export
duties on exported goods. In terms of
an existing tax stability agreement, Cerro
Vanguardia is entitled to a refund of these
export duties should the payments result in a
higher total tax burden compared to the tax
imposed by the tax stability agreement.
Brazil – Serra Grande
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

REGIONAL REVIEWS CONTINUED
Americas
Capital expenditure
In Brazil, good capital discipline was
maintained with stay-in-business capital
expenditure proactively managed lower year-
on-year, supported by the more favourable
exchange rate of the Brazilian real versus
the US dollar. The Brazilian operations
maintained their focus on Mineral Resource
and Ore Reserve conversions with the main
investment at all operations going into Ore
Reserve development, to improve confidence
levels and mine flexibility, in order to increase
stope access.
Capital expenditure in Argentina was lower
in 2018 than the previous year, mainly due
to reduced Ore Reserve development from
underground optimisation and the tailings dam
investment made during 2017, which was not
necessary in 2018. The lower level of capital
expenditure was also partly attributable to the
weakness in the Argentine peso against the
US dollar in 2018.
Growth and improvement
Going forward, Brazil plans to increase gold
production. Productivity is expected to improve
with maximisation of the assets as a result of
the Operational Excellence initiatives underway,
particularly in the areas of exploration, Ore
Reserve development, mining and metallurgy.
Significant cost reductions contributed to
returning the Mineral Resource and Ore
Reserve to plan. During the development phase
at Serra Grande, while building confidence
levels, conversion drilling works delivered results
that were 55% better than planned (at 12,722m
against 8,217m). In 2019, the Cuiabá complex
is expected to improve production by accessing
and mining the high-grade Serrotinho ore body.
At Córrego do Sítio (CdS), higher development
rates and production from underground mining,
along with a new pushback at the open pit,
are expected to lead to increased production.
Drilling campaigns aimed at confirming ore
sources are currently underway. Drill results
will help support an improving production case
in the medium term and extend the operating
lives of the new open pit (CdS III) and of new
underground mines at Mina II and the São
Bento Deep ore bodies in the long term.
The Cuiabá complex is expected to normalise
access to high-grade areas, creating positive
conditions so as to adhere to production and
development plans to provide flexibility and
improve confidence levels. Córrego do Sítio will
focus on bringing the new open-pit pushback
into production.
Serra Grande has brought the Ingá ore body
into production while work continues on
exploring the potential of the Mangaba and
Corpo IV ore bodies. The Palmeiras South
mineral rights purchase negotiation was
concluded in 2018, creating access to the new
ore bodies.
Also at Serra Grande, the Santos Reis
community resettlement activities have begun,
which we plan to conclude during 2019, to be
able to work on the expansion of the open pit
for increased production. Additionally, with the
purchase negotiations concluded in December
2018, exploration work is expected to begin
during the first half of the 2019 year in the high-
potential Palmeiras South area.
AGA Mineração is expected to deliver improved
grades in 2019, which should result in higher
production, and Ore Reserve conversion is a
clear near-term focus.
Production from the Serra Grande crown pillar
is expected to lead to higher grades towards
the end of the year but at lower throughput.
The Palmeiras South licence is targeted for
mid-2019.
In Argentina, Cerro Vanguardia has been in
operation for 20 years. Going forward, grades
from open pit mines are expected to be below
the current levels, with a resultant decrease
in production. Lower production will impact
the all-in sustaining cost which is expected to
average around $1,000/oz over the remaining
life of mine. Further cost-saving initiatives and
operational improvements are being analysed
in order to maintain cost reductions to mitigate
the lower production impact in 2019. Fleet
replacement is planned for 2019, which will
be made up of five trucks and one loader,
to replace the current old 773-truck fleet.
Once these are in commission, use of the
new vehicles is expected to bring additional
savings given lower maintenance and better
operational efficiencies.
Colombia – Gramalote
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

REGIONAL REVIEWS CONTINUED
Americas
Sustainability performance
Safety and health
A new methodology for health, safety and
environment management, based on a
risk-assessment approach, was introduced
for strategic projects during 2018 in the
region. Branded as PGR-SMART, the new
methodology is being implemented at all
business units, with training at all sites. It has
been designed with an accompanying road
map to monitor adherence and opportunities
for improvement. Learning and change
management were addressed through various
initiatives such as the safety-maturity level
research conducted by Du Pont at Cuiabá and
the Risk Management Training for Leadership,
which applies the Queensland University’s
G-Mirm model. For contractor management,
the new standard is implemented with training
at all operations and top risk contractors are
audited using the standard (before hiring and
contract signing).
Environment
No environmental incidents were reported
in 2018 (2017: 0). In Brazil, all licences critical
to the operations were obtained despite the
country having been through elections.
On 7 February 2019, regulatory authorities
in Brazil’s Minas Gerais state required the
demobilisation at all tailings storage facilities
(TSFs) constructed using the upstream design
method. AngloGold Ashanti does not have any
upstream TSFs in this state, but it does have one
centreline facility at the Córrego do Sítio operation.
While the design of the Córrego do Sítio TSF
has been confirmed as a centreline facility
by the regulators, as a precautionary step,
operations here were temporarily suspended
following the unfortunate accident at Vale’s iron
ore mine in Minas Gerais in January 2019. We
are in discussions with regulators in this regard
and look forward to resuming operations at the
TSF as soon as the regulators are satisfied that
the design of the facility is suitable.
AngloGold Ashanti has a clear framework that
sets principles, standards and guidelines for
the construction, management and oversight of
its TSFs. It is our obligation to ensure that our
TSFs are stable, non-polluting and contained.
We are guided in this by international practice,
and conduct regular, detailed inspections by
internal specialists and independent third-
party experts. Monitoring and preventive
maintenance is ongoing. Since implementation
of legislation in 2015, AngloGold Ashanti has
been reinforcing its tailings dam management
programme plan in Brazil. Activities in 2018
included dam break simulations and other
systems at all business units.
The Córrego do Sítio TSF supports production
of about 95,000oz a year. The balance
of 35,000oz of Córrego do Sítio’s annual
production comes from its heap leach pad,
which is not affected by the TSF suspension.
In the meantime, scheduled maintenance was
conducted and mining at the site continues
as we stockpile ore ahead of the plant, given
that the Córrego do Sítio plant has processing
headroom above what is normally mined.
Communitiy development
During the year, we continued to maintain
constructive community relations, which
reflects the community’s goodwill and our good
relations with this key stakeholder. We continue
to focus on community engagements as a key
strategic objective to maintain and strengthen
our social licence at all our operations. In
Brazil, social investment in communities
prioritises projects focused on culture, social
development, health, income generation
for sustainable solutions. Major projects
implemented in 2018 included:
•
Sustainable Partnerships Programme
(public call for projects): Social projects
supported by the Company are selected
by a committee, comprising AngloGold
Ashanti, specialists in social projects and
representatives of communities, in line with
open and transparent management of social
investments. In 2018, in support of this
programme, an investment of more than
BRL1.2m was made in 25 projects
•
Tax incentives: In Brazil, specific laws
allow the Company to invest a portion of
income tax paid in projects approved by
the federal government in areas such as
culture, sport, children and youth, elderly
and disabled people, as well as health
(particularly oncology). AngloGold Ashanti
invested around BRL6m in such initiatives in
2018, for the benefit of cities surrounding its
operations
•
Volunteerism: Established in 2004, the
Holding Hands Programme has, to date,
benefited more than 30,000 people
through more than 140 activities (3,600
voluntary participators). The programme
aims to encourage employees to become
involved in and to contribute to social
causes within local municipalities where the
Company operates
•
Good Neighbourhood Programme: The
purpose of the initiative is to strengthen
AngloGold Ashanti’s relationship and
dialogue with communities in Brazil,
including regular meetings and publication of
a printed newspaper. A toll-free hotline also
receives grievances and complaints
IN MEMORIAM
Regrettably, there was a fatal
accident at Cuiabá in Brazil when
Mr Heber de Oliveira Temoteo was
fatally injured following an electricity-
related incident in January 2018.
Our sincere condolences go to the
families, colleagues, friends and
communities of the deceased.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

REGIONAL REVIEWS CONTINUED
Australasia
1
2
1
2
2
2
2
2
Western
Australia
Darwin
Brisbane
Sydney
Melbourne
Adelaide
Perth
Kalgoorlie
Canberra
1
2
1
2
2
2
2
2
Western
Australia
Darwin
Brisbane
Sydney
Melbourne
ourne
Adelaide
Perth
Kalgoorlie
Canberra
LEGEND
1
Sunrise Dam
2
Tropicana (70%)
AngloGold Ashanti’s operations in the
Australia region, Sunrise Dam and
Tropicana, are located in the north-
eastern goldfields of the state of
Western Australia.
Sunrise Dam, wholly-owned by AngloGold
Ashanti, is located 220km north-east of
Kalgoorlie and 55km south of Laverton. Gold
production started at Sunrise Dam in 1997.
Underground mining, carried out by a contract
mining company, is now the primary source of
ore for the operation, following the cessation
of mining in the open pit in 2014. The
owner-managed processing plant comprises
conventional gravity and carbon-in-leach
(CIL) circuits, with a flotation and fine grind
circuit commissioned in mid-2018 to improve
metallurgical recovery.
Tropicana, a joint venture between
AngloGold Ashanti (70% and manager) and
Independence Group NL (30%), is located
200km east of Sunrise Dam and 330km east-
northeast of Kalgoorlie. The operation poured
first gold in September 2013. Tropicana
is a large open pit operation with mining
carried out by a contract mining company.
The processing plant is owner-managed
comprising conventional CIL technology and
high-pressure grinding rolls for energy-efficient
comminution. A second ball mill was added
to the grinding circuit in 2018 to optimise the
circuit, improve metallurgical recovery and
match mine output.
Contribution to regional production
•
Sunrise Dam 46
•
Tropicana 54
%
Contribution to group production
•
Australasia 18
•
Rest of AngloGold
Ashanti 82
%
Australia – Sunrise Dam
1,000km
Operation
0
I N T E G R AT E D R E P O RT 2 0 1 8

SECTION 2 / DELIVERING ON OUR STRATEGY

Key statistics
Units
2018
2017 2016
Operational performance
Tonnes treated/milled Mt 9.5 9.4 8.9
Pay limit oz/t 0.07 0.06 0.06
g/t 2.10 1.84 1.86
Recovered grade oz/t 0.065 0.061 0.058
g/t 2.01 1.89 1.82
Gold production (attributable) 000oz 625 559 520
Total cash costs $/oz 762 743 793
Total production costs $/oz 1,010 991 1,056
All-in sustaining costs
(1)
$/oz 1,038 1,062 1,067
Capital expenditure (attributable) $m 156 153 109
Productivity oz/TEC 49.55 47.87 46.81
Safety
Number of fatalities 0 0 0
AIFR per million hours worked 9.14 8.53 9.49
People
Average no. of employees: total 1,051 974 925
– Permanent employees 238 226 211
– Contractors 813 748 714
Training and development expenditure $m 1 1 1
2014
2015
2016
2017
2018
Production
(000oz)
620
560
520
559
625
2014
2015
2016
2017
2018
Productivity
(oz/TEC)
62.00
55.84
46.81
47.87
49.55
REGIONAL REVIEWS CONTINUED
Australasia
See footnotes overleaf
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

REGIONAL REVIEWS CONTINUED
Australasia
Units
2018
2017
2016
Environment
Total water consumption
ML
7,734
6,783
7,577
Total water use per tonne treated
kL/t
0.653
0.581
0.691
Total energy usage
PJ
6.72
6.32
5.62
Total energy usage per tonne treated
GJ/t
0.57
0.54
0.51
Total GHG emissions
000t CO
2
e
395
372
336
Total GHG emissions per tonne treated
t CO
2
e/t
0.033
0.032
0.031
Cyanide used
t
4,119
4,011
4,696
No. of reportable environmental incidents
0
0
0
Total rehabilitation liabilities:
$m
89
88
71
– restoration
$m
55
54
42
– decommissioning
$m
34
34
29
Community and government
Community expenditure
$m
0.7
0.7
0.6
Total payments to government
$m
83
74
84
– Taxation
$m
36
28
41
– Withholding tax (royalties, etc.)
$m
19
18
16
– Employee taxes and other contributions
$m
28
28
27
(1)
Excludes stockpile write-offs.
Key statistics
(continued)
2014
2015
2016
2017
2018
AIFR
(per million hours worked)
10.73
8.56
9.49
8.53
9.14
2014
2015
2016
2017
2018
Total cash costs and all-in sustaining costs
($/oz)
804
Total cash costs
All-in sustaining costs
986
702
875
793
1,067
1,062
1,038
743
762
INTEGRATED REPORT
  2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Operating performance
The region delivered a strong performance in
2018 producing 625,000oz, a 12% year-on-
year increase in production, due to higher mill
feed grades and higher mill throughput
at Tropicana.
At Sunrise Dam, the focus continued to be
on lifting the mined grade while maintaining
an underground ore production rate of
approximately 3Mtpa. Underground ore
is the primary source of mill feed which is
blended with low grade stockpiled ore to fill
the 3.8Mtpa capacity processing plant. Higher
mined grades in the first and fourth quarters
contributed to a 21% increase in year-on-year
production, offsetting delays in metallurgical
recovery improvements that were anticipated
from the Recovery Enhancement Project
(REP). A structured optimisation programme
in the processing plant was delivering positive
results by year end and, along with a higher
proportion of Vogue ore in the feed blend, is
expected to increase recovery rates to REP
feasibility study levels in 2019.
Production at Tropicana in 2018 increased
by 5% due to higher mill feed grades and
higher mill throughput. The second 6MW ball
mill was commissioned ahead of schedule in
November with full ramp-up achieved within
a week. The additional ball mill is expected to
lift annual throughput to 8.2Mtpa and, through
a reduction in grind size, to improve baseline
metallurgical gold recovery by up to 3% to
approximately 92%. The Long Island mining
sequence was further optimised during 2018,
with mining rates stabilising at approximately
95Mtpa. Grade streaming continued in 2018
with preferential processing of higher grade
ore while low-to-medium grade ore was
stockpiled. Mining during 2018 focused on the
Havana South, Havana 3 and Tropicana 2 pits.
It is anticipated that mining of the Tropicana pit
will be completed in the first half in 2019, while
mining will begin in the Boston Shaker open pit
cutback 4 during the second half of the year.
Costs
All-in sustaining costs at $1,038/oz for the
region were slightly lower than the previous year,
largely due to higher production and a weaker
Australian dollar, which offset higher mining
costs. Several once-off capital projects were
completed in 2018 with capital expenditure at
Sunrise Dam, including construction of the REP,
a multi-year extension of the tailings storage
facility (TSF) and installation and commissioning
of two 2MW primary ventilation fans, which
were all completed by year end. Once-off
capital expenditure at Tropicana included the
construction and commissioning of the 6MW
ball mill.
Growth and improvement
Late in 2018, the Tropicana joint venture
partners committed to conducting a
feasibility study into the development of
an underground mine beneath the Boston
Shaker pit after a prefeasibility study
confirmed that underground mining was
technically and financially viable. Approval
is expected in the first half of 2019 with
development of a portal likely to start in
mid-2019. Infill drilling was carried out during
2018 to convert the Inferred Mineral Resource
to an Indicated Mineral Resource, enabling
a maiden underground Ore Reserve to be
declared. Boston Shaker mineralisation
remains open along strike and at depth.
In 2019, the focus at Sunrise Dam will remain
on targeting higher grade sections of the
underground stopes, while maintaining the
underground production rate at approximately
240,000 – 250,000 tonnes a month. The
Vogue ore body will become the primary
ore source in 2019, expected to account
for approximately two thirds of underground
ore production. The site is evaluating paste
fill options to support production from wider
sections of the large Vogue ore body.
The completion of capital projects, including
the ventilation upgrades, during 2018 will
contribute to improving the effective use of
mining equipment and the reliability of the
mine. The underground mine management
system (UMMS) is expected to be
commissioned during 2019, enabling real-time
analysis of the mobile fleet to identify specific
Operational Excellence projects that improve
efficiency by optimising the effective time and
performance quality metrics of the mining
equipment. The UMMS will also enable remote
surface control of services such as ventilation,
power and dewatering.
REGIONAL REVIEWS CONTINUED
Australasia
Australia – Tropicana
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

The Sunrise Dam mineralised system
remains open in all directions and at depth.
During 2019, targets 1km to the south of
the mine will be tested with deep diamond
drilling in a programme partially funded
by the Western Australian Government’s
Exploration Incentive Scheme.
During 2018, AngloGold Ashanti earned
a 51% interest in the Butcher Well/Lake
Carey exploration joint venture tenements,
where there is potential for the discovery of
an additional Ore Reserve for processing at
Sunrise Dam, possibly displacing low-grade
stockpiles currently being blended with
underground ore.
AngloGold Ashanti Australia has the right to
earn up to 70% interest from Saracen Mineral
Holdings Ltd by spending up to A$25m
on exploration in the tenements, which are
located approximately 22km from Sunrise
Dam. These tenements are part of the Butcher
Well/Lake Carey exploration joint venture.
Sustainability performance
Safety and health
There were no fatalities in the region during
the year, maintaining the mines’ fatality-free
performances since their inception. The all
injury frequency rate was 9.14 (2017:8.53)
per million hours worked. The deterioration
was due to an increase in soft tissue injuries
which are treated with on-sight physiotherapy
following early detection. The incidence of
more severe injuries remains low.
The Company’s safety programmes,
including safety leadership, hazard and risk
management and incident investigation,
continued to be held for managers and
supervisors, with these competencies being
embedded into day-to-day leadership
and supervision in the region. The general
Company safety training programme targets
and schedules were met and exceeded
in 2018.
Bow tie risk assessments were completed for
fatigue, fitness for work, mental health and
diesel emissions during 2018. Annual health
risk assessments and health and hygiene
management plans were completed for both
operations.
Workplace health and safety (WHS) legislation
in Western Australia is undergoing significant
reform. The WHS Bill in draft at the end
of 2018 will be based on the content and
structure of the national model WHS Act and
is anticipated to be debated in Parliament in
2019. There will be a set of general regulations
and mining specific regulations. The act
and regulations are currently scheduled for
adoption as a total package in early 2020.
In 2017, Sunrise Dam volunteered and was
selected as the research site for the Western
Australian regulator and mining industry-
funded study on nano-diesel particulates to
better understand the potential health impact,
as well as the potential impact of deeper
underground mining. During 2018, research
teams from Curtin University, the University
of Western Australia and the ChemCentre
undertook analysis and final report preparation.
The report is expected to be released in 2019.
The project to research and trial fatigue
monitoring tools continued at Tropicana
during the year. Several CAT trucks were
tted with Caterpillar driver safety systems
(camera recognition) to monitor operators,
with information sent to a central control.
Capital has been approved to fit the rest of
the open-pit mining truck fleet and some other
heavy mobile equipment with this technology
in 2019.
Sunrise Dam was the first mine in Australia, and
the first AngloGold Ashanti mine, to achieve
ISO 45001:2018 certification, the leading
certification standard for occupational health
and safety (previously known as OHSAS
18001). The new ISO 45001 standard uses
a high-level structure consistent with other
ISO management system standards such as
ISO 9001 and ISO 14001, both of which have
undergone updates in the past couple of years.
Employees and labour relations
The Australasia region’s tailored Fairness@
AGAA programme, which uses the Company’s
values as a guide to leadership behaviour,
continued to be rolled out for new employees
and employees of major contractors. This
programme incorporates hands-on exercises
and real-life case studies to help participants
REGIONAL REVIEWS CONTINUED
Australasia
Australia – Sunrise Dam
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

understand unlawful discrimination,
harassment and workplace bullying. These
concepts are explained in terms of current
legislation as well as the Australasia region’s
fairness in employment policy and grievance
process. The programme is aligned with
best practice in relation to Australian equal
employment opportunity legislation.
Complementing this training is the two-day
Supervision@AGAA programme for new
managers. These programmes form part
of a comprehensive framework focused on
leadership and accountability.
We continue to support the Women in Mining
of Western Australia mentoring programme,
with employees participating both as mentors
and mentees. Woman account for 19% of the
workforce in the region.
Community development
We are actively involved in communities
across the Western Australian goldfields, from
Laverton to Kalgoorlie-Boulder and beyond,
including remote Aboriginal communities
such as Tjuntjuntjara. The Company supports
education, youth, community development
and health programmes and local training,
along with offering employment and business
participation opportunities.
Environment
Environmental management and compliance
The region completed 2018 with no
environmental incidents. Both Sunrise Dam and
Tropicana achieved environmental certification
under the new ISO 14001:2015, following
audits conducted by Bureau Veritas in 2018.
Both mines have maintained certification
under the International Cyanide Management
Code. The Department of Mines conducted an
environmental compliance inspection at Sunrise
Dam in 2018 nding that the site was compliant
with its environmental commitments.
In 2018, both sites made submissions for
approval of key environmental amendments
to increase operational flexibility. Tropicana
applied for amendments to its three existing
approvals in preparation for the proposed
Boston Shaker underground mining project.
These submissions sought variations under
the National Environment Protection and
Biodiversity Conservation Act, a Section
45c application under the Western Australia
Environment Protection Act to adjust the site’s
Prescribed Premises Licence and a Mining
Proposal Application to authorise underground
mining and backfilling of open pits.
Climate change
Sunrise Dam and Tropicana fulfilled the 2018
reporting obligations under the annual National
Greenhouse and Energy Reporting scheme
(NGER), which forms part of a single national
framework for reporting and disseminating
company information about greenhouse
gas emissions, energy production, energy
consumption and other information specified
under NGER legislation.
Water
All groundwater monitoring at Sunrise Dam
has been undertaken in accordance with
AS/NZS 5667. The groundwater monitoring
programme primarily focuses on achieving
the requirements of the Environmental
Protection Act licence and the site’s licences
to take water. Additional monitoring for
site operational requirements and ad-hoc
environmental monitoring is also undertaken
as required. Results from groundwater
monitoring across Sunrise Dam remained
within historic ranges.
REGIONAL REVIEWS CONTINUED
Australasia
Australia – Sunrise Dam
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

At Tropicana, the risk caused by hypersaline
water mounding below the TSF continues to
be monitored and, during 2018, additional
recovery bores were drilled and equipped
to increase recovery rates and control rising
water levels. A water balance model is being
developed to more accurately model the
dynamics of the system.
The Kamikaze borefield at Tropicana was
expanded during the year and additional
bores will be installed in 2019 following
studies which determined that the aquifer
was more substantial than originally
modelled. There would be significant
benefits to the operation should higher
volumes of lower salinity water be drawn
from the more proximate Kamikaze
borefield. The improved water quality
results in lower reagent consumption and
lower operating costs.
Biodiversity
The Great Victoria Desert Biodiversity Trust
(GVDBT) continued to make progress with
the adaptive management partnership (AMP),
which represents a co-ordinated approach
to implementing adaptive management in
the Great Victoria Desert, combining the
philosophies and tools of landscape-scale
management and collective action. The AMP
will provide an ‘umbrella’ to co-ordinate
activities, integrate science and action,
and provide a monitoring and evaluation
framework. Several funded projects in the
Great Victoria Desert continued in 2018.
The independent GVDBT was created by the
Tropicana joint venture as part of its offset strategy
for the mine under the Federal Environmental
Protection and Conservation Act 1999.
Integrated closure planning
The Australian government’s Senate
inquiry into the Rehabilitation of Mining and
Resources Projects in relation to Australia’s
Commonwealth responsibilities was released
on 28 November 2018. The report does not
contain anything specific that would have
direct impact on the Australian operations.
Tropicana’s mine closure plan, submitted
to the regulator in 2017, was approved in
October 2018. The site is required to submit
its next update in 2022. Sunrise Dam’s closure
plan was updated and submitted to the
regulator for approval in 2018.
REGIONAL REVIEWS CONTINUED
Australasia
Both mines reported below
their respective emissions
baselines and received
a “ not in an excess
emissions position ”
judgement from the Clean
Energy Regulator.
Australia – Tropicana
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Durban
Lesotho
Swaziland
Bloemfontein
Pretoria
Carletonville
Klerksdorp
East London
Port Elizabeth
Cape Town
North West
Gauteng
3
Durban
Lessotho
Swaziland
Bloemfon
ntein
retoria
re o
Pret
reto
Carletonville
Klerksdorp
East London
E
E
Port Elizabeth
Cape Town
North West
ng
ng
Gautten
te g
Gau ng
Ga
Ga
3
Our South Africa region has
undergone extensive restructuring to
ensure its long-term sustainability
Following this restructuring and the sale of
assets, AngloGold Ashanti’s South African
operations currently are:
West Wits
•
Mponeng, the world’s deepest gold mine
and our flagship South African operation
is in the West Wits mining district south-
west of Johannesburg, on the border
between Gauteng and North West Province.
Mponeng exploits the Ventersdorp Contact
Reef (VCR) via a twin-shaft system at depths
of between 2,800m and 3,400m below
surface. Ore is treated and smelted at the
mine’s gold plant.
Surface Operations
•
Surface Operations encompasses those
surface facilities in the West Wits area
and in the former Vaal River area, which
process and extract gold from marginal
ore dumps and tailings storage facilities.
Surface Operations also includes Mine
Waste Solutions (MWS), which operates
independently, processing slurry material
reclaimed hydraulically from various tailings
storage facilities. Back fill is produced as a
by-product, for use as mining support in
mined out areas underground.
Contribution to regional production
(excluding technology)
•
West Wits
55
•
Vaal River*
10
•
Surface Operations
35
%
* For the first two months of the year
Contribution to group production
•
South Africa
14
•
Rest of AngloGold
Ashanti
86
%
Restructuring of the
South Africa region
The sales of the Kopanang and Moab
Khotsong mines, in two separate
transactions, were concluded on
28 February 2018. Following these
sales, which included the Nuclear Fuels
Corporation of South Africa (Nufcor),
uranium is no longer produced. TauTona
(including its Savuka section) in the West
Wits area had been placed on orderly
closure following the cessation of mining
in September 2017.
MAP LEGEND
1
West Wits / Mponeng
2
Surface Operations / Mine Waste Solutions and other surface treatment facilities in the West Wits and Vaal River areas
3
Vaal River
/ Kopanang and Moab Khotsong were sold on 28 February 2018
REGIONAL REVIEWS CONTINUED
South Africa
400km
Operation
0
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Key statistics
Units
2018
2017 2016
Operational performance
Tonnes treated/milled Mt 34.9 38.9 39.6
Pay limit
(1)
oz/t 0.44 0.43 0.37
g/t 16.11 15.97 13.81
Recovered grade
(1)
oz/t 0.219 0.202 0.219
g/t 6.82 6.93 7.51
Gold production 000oz 487 903 967
Total cash costs $/oz 1,033 1,085 896
Total production costs $/oz 1,187 1,247 1,089
All-in sustaining costs
(2)
$/oz 1,178 1,245 1,081
Capital expenditure $m 73 150 182
Productivity oz/TEC 4.45 3.57 3.56
Safety
Number of fatalities 2 7 6
AIFR per million hours worked 10.25 12.68 12.02
People
Average no. of employees: total 18,803 26,245 28,507
– Permanent employees 17,049 22,738 25,205
– Contractors 1,754 3,507 3,302
Training and development expenditure $m 11 28 29
See footnotes overleaf
2014
2015
2016
2017
2018
Production
(000oz)
1,223
1,004
967
903
487
2014
2015
2016
2017
2018
Productivity
(oz/TEC)
4.40
3.74
3.56
3.57
4.45
REGIONAL REVIEWS CONTINUED
South Africa
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Units
2018
2017
2016
Environment
Total water consumption
ML
14,770
20,503
23,161
Total water use per tonne treated
kL/t
0.423
0.527
0.586
Total energy usage
PJ
4.13
10.05
10.54
Total energy usage per tonne treated
GJ/t
0.15
0.26
0.27
Total GHG emissions
000t CO
2
e
1,332
2,733
2,864
Total GHG emissions per tonne treated
t CO
2
e/t
0.038
0.070
0.073
Cyanide used
t
11,842
10,122
9,672
No. of reportable environmental incidents
1
1
0
Total rehabilitation liabilities:
$m
76
119
95
– restoration
$m
13
18
15
– decommissioning
$m
63
101
80
Community and government
Community expenditure
(3)
$m
5
6
5
Payments to government
$m
91
118
106
– Taxation
$m
–
–
–
– Withholding tax (royalties, etc.)
$m
2
5
5
– Employee taxes and other contributions
$m
83
105
93
– Property tax
$m
3
3
4
– Other (includes skills development)
$m
3
5
4
(1)
Refers to underground operations only.
(2)
Excludes stockpile write-offs.
(3)
Includes corporate social investment expenditure.
Key statistics
(continued)
2014
2015
2016
2017
2018
AIFR
(per million hours worked)
11.85
10.81
12.02
12.68
10.25
2014
2015
2016
2017
2018
Total cash costs and all-in sustaining costs
($/oz)
849
Total cash costs
All-in sustaining costs
1,064
881
1,088
896
1,081
1,245
1,178
1,085
1,033
REGIONAL REVIEWS CONTINUED
South Africa
INTEGRATED REPORT
  2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Operating performance
Production
The South Africa region’s operations produced
487,000oz at a total cash cost of $1,033/oz
in 2018 compared to 903,000oz at a total
cash cost of $1,085/oz the previous year.
The decrease in production reflects, firstly,
the reduction in the number of mines in the
region with Kopanang and Moab Khotsong
contributing for only two months of the year,
following their sales on 28 February 2018.
Secondly, following TauTona (including Savuka)
being placed on orderly closure, there was no
production from that mine in 2018.
Production from retained operations, that is
excluding those assets sold and undergoing
orderly closure, was 436,000oz (up 2% year-
on-year).
At MWS, 2018 production was 103,000oz at
a total cash cost of $812/oz. Given current
market conditions and the decision in the first
half of 2018 to change its processing strategy,
MWS will focus solely on gold recovery in future.
The uranium plant has thus ceased operating.
A strategic decision was also made to treat
reduced higher-grade volumes from the sulphur
paydam to ensure responsible reclamation and
to facilitate future rehabilitation.
Consequently, MWS remained cash positive
despite the 5% year-on-year decline in
production. Production was mainly impacted
by lower recoveries as a result of carbon
management challenges experienced during
the third quarter of 2018, which improved
toward the end of 2018. Tonnages were also
impacted by unplanned stoppages owing
to inclement weather and associated power
outages. Approximately 167 hours of power
failures were experienced in December alone.
We engaged with Eskom management, the
public power utility, and a protocol was agreed
to create flexibility during inclement weather.
Following the sale of the Mispah and West
Gold plants in February 2018, production from
the hard-rock dumps was lower compared
to 2017. The yield contribution from the
West Wits surface sources was also down
year-on-year due to the higher proportion of
reclamation from the Savuka marginal ore
dumps and tailings storage facilities (TSFs).
Accordingly, mining strategies were changed
during the third quarter of 2018 and feed
grades are beginning to improve.
Costs
The region’s all-in-sustaining cost of $1,178/oz
was 5% lower year-on-year. The reduction in
costs is in line with our strategy to ensure that
the South African operations are safely returned
to profitability while mitigating job losses.
Cost management efforts continue in earnest,
aimed at ensuring that both on- and off-mine
cost structures are appropriately resized for the
smaller production base. Efforts will continue
in 2019 to realise further cost reductions within
the off-mine cost structures. Focus has shifted
to reducing legacy costs, and the streamlining
of systems and work processes to right-size
the cost base to the smaller footprint and
drive further operational efficiencies through
improved productivity. In addition, as part
of Mponeng’s safe production strategy to
increase face time, a new shift arrangement
was agreed with the South African unions. The
new shifts were successfully implemented on
12 November 2018 and are expected to help
improve productivity. Costs are expected to
benefit from improved mining practices and
the new shift arrangement.
Growth and improvement
At MWS, the AachenTM high-shear reactor
technology for the refractory portion of the
feedstock was commissioned in October 2018
and is expected to assist in improving recoveries.
The planned Kareerand TSF expansion
project is undergoing a feasibility study. The
technical review is scheduled for the first half
of 2019. This project is aimed at facilitating
the continued operation of MWS and the
associated retreatment of the Vaal River TSFs
beyond 2040.
Phase 1 of the Mponeng project:
Raiseboring of the reef pass from 123 level
to 126 level was completed during 2018
and construction of the tip and control chute
began in December 2018. Installation of
additional support to consolidate the hanging
wall and side walls of the pump chamber and
substation will follow in the second half of
2019. The production ramp up on 123 and
126 levels will continue during 2019.
REGIONAL REVIEWS CONTINUED
South Africa
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
South Africa – Mponeng

In April, a fatal accident at 126 level impacted
Ore Reserve development (ORD) and certain
construction activities. As a result, the
production ramp up was delayed allowing
for implementation of the enhanced support
strategy in geologically affected areas.
Construction of water management
infrastructure is currently behind schedule
with the piping installation still outstanding.
Construction of ore-handling infrastructure
has been completed. ORD at 126 level also
encountered areas with higher geological
complexity, which required additional
secondary support, slowing advance rates.
Phase 2 of the mine life extension project has
been put on hold due to capital constraints and
to allow for the completion of a feasibility study
in 2019. Although this is a long-term project,
sufficient development has been completed to
ensure a life of mine (LOM) of approximately
eight years.
The technology and innovation project remains
on hold, in line with the accelerated placement
of TauTona into orderly closure. However, work
continues to establish the site for the high-
strength backfill plant at Mponeng. Delays
were encountered in the development of
the excavation and it is estimated that plant
construction will begin in the first half of 2019.
Capital expenditure
Capital expenditure in the South Africa region
was mainly on the Mponeng project. Total
capital expenditure of $73m was 51% lower
year-on-year due to the sale of assets early
in the year. Phase 1 of the Mponeng project
is nearing completion and is on budget. The
project is expected to be completed during
the second quarter of 2019. Remaining items
include completion of water management
infrastructure, sealing the dam and installing
additional support in the pump and substation
chambers on 127 level. Raiseboring of the
ventilation hole, from 116 level to decline 3,
is also underway and is expected to increase
ventilation capacity for 126 level.
The feasibility study for the LOM extension
project was subject to a technical review in
June 2018. A further study covering five areas
with potential to improve the business case
of the project will be concluded during the
second quarter of 2019.
Sustainability performance
People
The South Africa region embarked on the
“Setting the South African region up for a
Sustainable Future” initiative as a strategic
decision to secure a sustainable future for the
South African operations. The initiative was
aimed at:
•
optimising operational LOM
•
increasing focus on responsible
mine closure
•
reducing Surface Operations’ footprint
•
continuing environmental restoration and
rehabilitation post mining activities
In support of this, the Employee Transition
Framework (ETF) was adopted. This
framework integrates policies, procedures
and practices to guide optimal application
of human resource management in a rapidly
evolving business and social environment.
During the year, we embarked on a
constructive approach to engagement with
all our stakeholders, including employees,
in South Africa regarding various matters
relating to the restructuring and the 2018
wage negotiations. We began 2018 in South
Africa with the completion of the asset sales
and by year-end had successfully transformed
the South Africa region into a smaller, more
focused, profitable business. The restructuring
included a Section 189 process that involved
facilitation by the Commission for Conciliation,
Mediation and Arbitration (CCMA) of the formal
downscaling. The facilitation process, which
was highly participative involving collaborative
efforts between unions and company
management, successfully managed to keep
the number of forced retrenchments to a
minimum. The process was aimed at striking
a balance between preserving local jobs and
rightsizing overhead structures for the smaller
production base. Forced retrenchments
were mitigated – from a total of 2,000 initially
anticipated to 72 people.
REGIONAL REVIEWS CONTINUED
South Africa
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
South Africa – Agricultural project

This was achieved through offers of voluntary
severance packages and the sale of some
of the mines and non-core assets, which
helped to preserve jobs through the transfer of
ownership.
As gold mining in South Africa involves
narrow, hard-rock ore bodies with high silica
quartz content at great depth, it is associated
with the risk of silicosis, occupational
tuberculosis (TB) and noise-induced hearing
loss. Consequently, a high-level assessment
(covering contributory causes, consequences
and critical controls) of health risks in the
South Africa region has been incorporated into
the Company’s “health risk architecture”.
On 17 September 2018, AngloGold Ashanti
signed a three-year wage agreement with all
unions – the Association of Mineworkers and
Construction Union (AMCU), which represents
48.9% of AngloGold Ashanti’s workforce in
South Africa; Solidarity, which represents 3.7%;
UASA, which represents 9.4%; and the National
Union of Mineworkers (NUM), which represents
32.8%. The wage agreement, effective from
1 July 2018, covered wage increases for three
years as well as a new shift arrangement to
be implemented at Mponeng. The new shift
arrangements were implemented on
12 November 2018 and management of the
change risk is in place. All employees in the
South Africa region are covered by the wage
agreement, including employees not affiliated
to any trade union who fall into the worker
categories outlined in the agreement.
The new shift arrangement forms part of
Mponeng’s safe production strategy to ensure
safe workplaces and practices. It will allow for
planned work cycle activities to be realised,
resulting in improved safe production levels. It
is also expected to contribute to improved face
time and operational efficiency. The agreement
is seen as being an important step in the
process to improve productivity and employee
remuneration – particularly those at the entry
level – while providing certainty for three years.
Safety and health
Safety is AngloGold Ashanti’s first value,
premised on the fundamental principle that the
safety of our people is integral to our business.
The region’s “Safe Production” strategy is critical
in maintaining a safe work environment. We
continue to strive for zero harm. The all-injury
frequency rate (AIFR), the broadest measure of
workplace safety, improved to 10.25 per million
hours worked in 2018, from 12.68 in 2017.
Seismic risk in South Africa remains high due to
challenging operating conditions. Work in this
area continues and is periodically reported to
and gets oversight from the Social, Ethics and
Sustainability Committee and board.
The high-potential incidents (HPIs), a leading
indicator for low-frequency, high-consequence
events, continue to pose a risk for our
operations. Although trending down, the
continued occurrence of these incidents is an
indication that residual operational risk profiles
remain high with consequent vulnerability.
REGIONAL REVIEWS CONTINUED
South Africa
During the year, we saw 74% fewer HPIs
compared to 2017, down to 20 (2017: 77).
Mponeng’s Safe Production strategy is
underway, defined by ”a new way of work”
and the implementation of various initiatives
culminating from the Mponeng 2018 safety
summit. The new shift arrangement allows
for substantially increased face time, the
completion of planned work cycle activities and
improved safe production levels. Encouraging
signs are evident with buy-in from all
concerned, although it is early days.
Restructuring and the sale
of non-core assets
A focus of the radical restructuring of
the South African region was the sale of
non-core assets, which involved a series
of transactions to either close or sell –
specifically the chemical laboratories
and the rail transport network – and
to outsource medical services at West
Wits, a process which included buy-in
from the unions and employees in the
South African region. However, the
provision of occupational health and
primary health services to the retained
business in Vaal River will be provided
by Laboransan Occupational Health
Services from 2019. The West Vaal
hospital in Orkney is being managed by
West Vaal Phodiclinic
.
At West Wits, medical services have
been outsourced to Life Occupational
Health/Employee Health Solutions (Life
EHS), which began providing these
services to Mponeng and the other
operations at West Wits from
1 December 2018. Life EHS will initially
provide services from two existing
facilities, namely the occupational
health centre and Mponeng medical
station while building renovations are
being completed at the new Mponeng
medical centre.
IN MEMORIAM
Regrettably, in 2018, we lost
two colleagues in separate fatal
accidents. At Moab Khotsong,
Sikheto Mathebula was fatally
injured in a tramming incident in
February and, at Mponeng, Palo
James Machini, a mechanical
loader operator, was fatally injured
in a seismic fall of ground in
April during mechanical cleaning
operations on 126 level.
We extend our sincere
condolences to the families,
colleagues, friends and
communities of the deceased.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Occupational diseases in the
South Africa region
Given the nature of ultra-deep, hard-rock,
labour-intensive gold mining, the industry faces
a variety of health challenges and workplace
risks that are compounded by certain diseases
prevalent in southern Africa, including
occupational lung disease and HIV/Aids.
A high-level assessment (covering contributory
causes, consequences and critical controls)
of health risks in the South Africa region
has been incorporated into the Company’s
“health risk architecture”. The all occupational
diseases frequency rate (AODFR) for the region
is marginally up at 12.84 per million hours
worked in the four quarters ended September
2018 (compared to 12.39 in 2017), driven
by marginally rising annual rates of silicosis
and noise-induced hearing loss (NIHL), and
dysbarism/barotrauma.
The AODFR includes silicosis, occupational
TB, NIHL, barotrauma (pressure-related injury
to the middle ear following rapid descent/
ascent in deep-level mines) and all heat-related
illnesses. In all, a 41% year-on-year reduction
to 458 cases of occupational disease
was reported in the four quarters to 2018
(2017:778):
•
66 cases of NIHL
•
121 of occupational TB
•
39 of heat illness
•
162 of barotrauma
•
70 of silicosis
New cases of HIV and TB in the South
Africa region have declined by some 70%
over 12 years. Much of this sustained
success can be attributed to integrated
health programmes across the business,
including effective screening, diagnosis
and treatment programmes, improved dust
suppression on the mines, effective housing
and accommodation strategies with a drive to
family accommodation and private rooms, and
a declining dependency on migrant labour.
New cases of HIV (laboratory confirmed cases)
have declined from 4.7% in 2005 to 1.1% in
2018, and new TB cases have declined from
3.02% in 2005 to 0.8% in 2018. Incidence rates
for these two diseases, which are inextricably
linked, have shown sustained and encouraging
improvements over 12 years. While new TB and
HIV rates continue to decline, sick absenteeism
rates remain high at 5.4%, driven by the burden
of chronic diseases, including hypertension,
diabetes and obesity.
Silicosis litigation
On 3 March 2011, in Mankayi vs. AngloGold
Ashanti, the Constitutional Court of
South Africa held that section 35(1) of the
Compensation for Occupational Injuries and
Diseases Act, No. 130 of 1993, does not cover
an “employee” who qualifies for compensation
in respect of “compensable diseases” under
the Occupational Diseases in Mines and
Works Act, No. 78 of 1973, (ODMWA). This
judgement allows such qualifying employee to
pursue a civil claim for damages against the
employer. Following the Constitutional Court
decision, AngloGold Ashanti has become
subject to numerous claims relating to silicosis
and other Occupational Lung Diseases (OLD),
including class actions and individual claims.
REGIONAL REVIEWS CONTINUED
South Africa
Key principles and drivers of the Safe
Production strategy are:
•
holistic, integrated work planning
•
promoting a culture of planning in all
business processes
•
managing all logistical constraints and
the provision of resources
•
implementation of work (mine) cycles
and adequate face time to execute
work safely (revised shift arrangements)
•
risk-based in all spheres (understand,
reduce and manage)
•
line-owned
•
purpose-driven
•
unambiguous accountability to
lowest level
•
aligned with AngloGold Ashanti’s
strategy and guidelines
•
compliance as a minimum requirement
•
management of seismicity remains
a critical element at Mponeng and
mitigation measures are continuously
instituted to reduce the seismic risk at
all mining fronts
South Africa – TB screening
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

In November 2014, Anglo American South
Africa, AngloGold Ashanti, Gold Fields Limited,
Harmony Gold Mining Company Limited and
Sibanye Gold Limited formed an industry
working group on OLD (OLD Working Group)
to address issues relating to compensation
and medical care for occupational lung
disease in the gold mining industry in South
Africa. The working group now also includes
African Rainbow Minerals (ARM).
AngloGold Ashanti, along with other mining
companies including Anglo American South
Africa, ARM, Gold Fields Limited, Harmony
Gold Mining Company Limited, DRDGOLD
Limited, Randgold and Exploration Company
Limited, and Sibanye Gold Limited, were
served with a consolidated class action
application on 21 August 2013. On 13 May
2016, the South Gauteng High Court of
South Africa ruled in favour of the applicants
and found that there were sufficient common
issues to certify two industry-wide classes: a
Silicosis Class and a Tuberculosis Class.
On 3 June 2016, AngloGold Ashanti, together
with certain of the other mining companies, led
an application with the High Court for leave to
appeal to the Supreme Court of Appeal (SCA).
On 13 September 2016, the SCA granted the
mining companies leave to appeal the entire
High Court ruling to the SCA. On 10 January
2018, in response to a postponement request
from all parties involved in the appeal due to the
advanced stage of settlement negotiations, the
Registrar of the SCA postponed the hearing
date until further notice.
Settlement of the consolidated class action
litigation was reached on 3 May 2018, after
three years of extensive negotiations between
the OLD Working Group companies and the
lawyers of the claimants. On 13 December
2018, the High Court issued a Court order
setting out the process of how members of the
settling classes and any interested parties can
object to the proposed settlement.
In the coming months, the High Court is
scheduled to hold a hearing during which the
Court will consider arguments by the parties
to the settlement as well as arguments by
other interested parties who are granted leave
by the Court to participate, including parties
filing objections to the proposed settlement.
The purpose of this second hearing is to
determine the fairness and reasonableness of
the settlement.
If the settlement is approved by the Court
and all its other conditions are met, a trust
(Tshiamiso Trust) will be established and
will exist for a minimum of 13 years. Eligible
claimants will be able to seek specified
payment from the Tshiamiso Trust and the
amount of monetary compensation will vary
depending on the nature and degree of the
disease. As of 31 December 2018, AngloGold
REGIONAL REVIEWS CONTINUED
South Africa
1
www.silicosissettlement.co.za
2
www.oldcollab.co.za/
Ashanti has recorded a provision of $63 million
to cover the estimated settlement costs and
related expenditure of the silicosis litigation.
It is possible that additional class actions and/
or individual claims relating to silicosis and/
or other OLD will be led against AngloGold
Ashanti in the future. AngloGold Ashanti will
defend all current and subsequently led
claims on their merits. Should AngloGold
Ashanti be unsuccessful in defending any
such claims, or in otherwise favourably
resolving perceived deficiencies in the
national occupational disease compensation
framework that were identified in the earlier
decision by the Constitutional Court, such
matters would have an adverse effect on its
financial position, which could be material.
For more details on the process, see
websites
1
2
.
Parallel to this class action settlement, the
OLD Working Group continues in earnest to
assist the Medical Bureau for Occupational
Diseases (MBOD) and Compensation
Commissioner for Occupational Diseases
(CCOD). These institutions are government
departments responsible for certification
and compensation of mineworkers with
OLD and are tasked with ensuring effective
administration of responsibilities in terms of the
Occupational Diseases in Mines and Works
Act (ODMWA).
South Africa – Mponeng
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

aseMalangeni agricultural project in the
AmaMpondo Kingdom, the 2018 agricultural
production season was marred by community
conflicts. AngloGold Ashanti has since
considered increasing the level of technical
and governance support provided. An amount
of R13.2m was allocated to the 2018-2019
production season in partnership with Farmsol.
During 2018, two pioneering agricultural
projects were launched and handed over
to the respective co-operatives in the host
communities of Matlosana and Merafong. The
Matlosana and Wedela agricultural projects
are included in our social and labour plan
commitments to be implemented over a
three-year period. The revitalised Masakhisane
Enterprise Development Fund continues to
support local business development projects
by disbursing interest-free loans to small,
medium and micro enterprises (SMMEs).
During 2018, the fund disbursed a total of
36 interest-free loans at a value of R13.39m,
assisting business initiatives in the Matlosana
and Merafong communities.
REGIONAL REVIEWS CONTINUED
South Africa
South Africa – Agricultural project
Environment
After a rainfall event that exceeded 100mm
in less than 24hrs, Vaal River’s Bokkamp
pollution control dam over owed, releasing
an estimated volume of 1,000m
3
that
reached the Vaal River. Water quality analysis
was undertaken of the release and from
downstream in the river. Although the results
from the point of release indicated that some
of the International Finance Corporation’s
ef uent water quality standards had been
exceeded, no detrimental environmental
impacts were detected in the Vaal River
itself. In addition to the internal analysis, the
Department of Water and Sanitation was
notified of the incident.
Contributing to communities
AngloGold Ashanti continues to support
sustainable socio-economic development
initiatives, including alternative livelihood
creation in host and labour-sending
communities of South Africa. This is often in the
face of various challenges. At the AmaMpondo
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

FIVE-YEAR STATISTICS BY OPERATION
Operational, financial and sustainability statistics
Production metrics
Attributable tonnes treated/milled (Mt)
2018
2017 2016 2015 2014
Continental Africa 27.3 28.0 27.6 27.2 29.9
DRC
Kibali (45%) 3.7 3.4 3.3 3.1 2.5
Ghana
Iduapriem 5.3 5.1 5.1 4.7 4.9
Obuasi
(1)
– – – 1.0 2.2
Guinea
Siguiri (85%) 8.9 9.9 10.3 10.0 10.1
Mali
Morila (40%) 2.0 2.2 1.5 1.2 1.3
Sadiola (41%) 2.1 2.1 2.0 2.1 2.1
Yatela (40%)
(2)
0.9
Namibia
Navachab
(3)
0.7
Tanzania
Geita 5.3 5.4 5.4 5.2 5.2
Americas 6.8 7.5 7.0 7.0 6.8
Argentina
Cerro Vanguardia (92.5%) 2.7 3.1 2.9 3.1 3.0
Brazil
AGA Mineração 3.0 3.0 2.8 2.6 2.5
Serra Grande 1.1 1.4 1.3 1.3 1.3
See footnotes overleaf
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Attributable tonnes treated/milled (Mt)
2018
2017
2016
2015
2014
Australasia
9.5
9.4
8.9
8.2
7.8
Australia
Sunrise Dam
4.0
4.0
4.0
3.9
3.8
Tropicana (70%)
5.5
5.4
4.8
4.3
4.0
South Africa
34.9
38.9
39.6
36.8
38.4
Vaal River
Great Noligwa
(4)
0.4
Kopanang
(5)
0.1
0.6
0.6
0.7
0.8
Moab Khotsong
(5)
0.1
1.1
1.0
0.9
0.7
West Wits
Mponeng
1.2
1.0
1.1
0.8
1.1
TauTona (including Savuka)
(6)
0.4
0.6
0.8
0.9
Surface Operations
Surface Operations
(7)
33.5
35.8
36.4
33.6
34.5
Continuing operations – total
78.5
83.8
83.1
79.1
82.9
Discontinued operations
Cripple Creek & Victor
(8)
11.3
19.3
AngloGold Ashanti – total
78.5
83.8
83.1
90.4
102.2
(1)

Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project.
In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection
Agency issued the environmental permits for the mine.
(2)
Yatela in closure from 2015, now being considered for a share purchase agreement.
(3)
Sold effective 30 June 2014.
(4)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(5)
Sold effective 28 February 2018.
(6)
TauTona placed into orderly closure during the September 2017 quarter.
(7)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(8)
Sold effective 3 August 2015.
Production metrics (continued)
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Production metrics (continued)
Average grade recovered (g/t) Attributable gold production (000oz)
2018
2017 2016 2015 2014
2018
2017 2016 2015 2014
Continental Africa 1,512 1,453 1,321 1,435 1,597
DRC
Kibali (45%) 3.06 2.44 2.49 2.93 2.95 363 268 264 289 237
Ghana
Iduapriem 1.47 1.40 1.30 1.27 1.13 254 228 214 193 177
Obuasi
(1)
– – – 1.47 4.67 – 3 3 53 243
Guinea
Siguiri (85%) 0.85 1.01 0.79 0.80 0.89 242 324 259 255 290
Mali
Morila (40%) 0.48 0.40 0.45 1.24 1.06 30 28 22 49 44
Sadiola (41%) 0.87 0.96 1.09 1.04 1.28 59 63 70 69 85
Yatela (40%)
(2)
0.59 11
Namibia
Navachab
(3)
1.44 33
Tanzania
Geita 3.28 3.13 2.74 3.18 2.86 564 539 489 527 477
Americas 776 840 820 831 785
Argentina
Cerro Vanguardia (92.5%) 6.49 7.50 7.45 6.88 6.08 282 283 281 278 246
Brazil
AGA Mineração 4.21 4.97 5.31 5.63 5.65 364 424 407 421 403
Serra Grande 3.55 2.95 3.17 3.27 3.28 130 133 132 132 136
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
See footnotes overleaf
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
Average grade recovered (g/t)
Attributable gold production (000oz)
2018
2017
2016
2015
2014
2018
2017
2016
2015
2014
Australasia
625
559
520
560
620
Australia
Sunrise Dam
2.73
2.02
1.98
1.97
2.13
289
238
228
216
262
Tropicana (70%)
1.91
1.87
1.87
2.48
2.78
336
321
292
344
358
South Africa
487
903
967
1,004
1,223
Vaal River
Great Noligwa
(4)
6.44
78
Kopanang
(5)
5.88
4.68
5.09
5.43
5.55
12
91
91
117
140
Moab Khotsong
(5)
8.23
8.15
9.05
8.50
11.04
39
294
280
254
234
West Wits
Mponeng
8.19
7.33
7.90
8.44
8.99
265
224
254
219
313
TauTona (including Savuka)
(6)
6.56
7.59
8.46
8.21
91
146
209
232
Surface Operations
Surface Operations
(7)
0.16
0.17
0.16
0.18
0.20
171
192
186
193
223
Technology
Technology
11
10
12
3
Continuing operations – total
3,400
3,755
3,628
3,830
4,225
Discontinued operations
Cripple Creek & Victor
(8)
0.35
0.32
117
211
AngloGold Ashanti – total
3,400
3,755
3,628
3,947
4,436
(1)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection Agency issued the environmental permits for the mine.
(2)
Yatela in closure from 2015, now being considered for a share purchase agreement.
(3)
Sold effective 30 June 2014.
(4)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(5)
Sold effective 28 February 2018.
(6)
TauTona placed into orderly closure during the September 2017 quarter.
(7)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(8)
Sold effective 3 August 2015.
Production metrics (continued)
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
Productivity (oz/TEC)
2018
2017 2016 2015 2014
Continental Africa 20.70 23.01 20.70 20.61 14.36
DRC
Kibali (45%) 26.40 56.49 63.86 72.34 68.50
Ghana
Iduapriem 19.43 18.34 17.36 16.32 20.14
Obuasi
(1)
– – – 5.76 6.10
Guinea
Siguiri (85%) 17.50 21.69 15.40 14.59 15.64
Mali
Morila (40%) 9.80 15.76 10.19 15.98 10.13
Sadiola (41%) 16.66 12.62 13.97 13.46 14.23
Yatela (40%)
(2)
10.73
Namibia
Navachab
(3)
6.97
Tanzania
Geita 21.84 22.65 20.94 27.78 19.50
Americas 12.86 13.34 13.98 15.05 14.38
Argentina
Cerro Vanguardia (92.5%) 20.63 20.97 22.05 22.82 21.14
Brazil
AGA Mineração 10.60 11.66 12.36 13.58 13.03
Serra Grande 10.50 10.13 10.13 10.97 11.32
See footnotes overleaf
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

FIVE-YEAR STATISTICS BY OPERATION
CONTINUED
Operational, financial and sustainability statistics
2018
2017
2016
2015
2014
Australasia
49.55
47.87
46.81
55.84
62.00
Australia
Sunrise Dam
41.83
40.58
44.96
45.09
58.29
Tropicana (70%)
58.91
55.20
48.36
65.69
65.03
South Africa
4.45
3.57
3.56
3.74
4.40
Vaal River
Great Noligwa
(4)
2.69
Kopanang
(5)
1.67
1.97
1.82
2.41
2.68
Moab Khotsong
(5)
3.36
4.22
3.82
3.44
4.74
West Wits
Mponeng
4.03
3.66
4.02
3.48
4.74
TauTona (including Savuka)
(6)
1.92
2.49
3.70
4.17
Surface Operations
Surface Operations
(7)
7.83
7.60
7.82
8.12
8.95
Continuing operations – total
13.31
9.66
8.97
9.50
9.30
Discontinued operations
Cripple Creek & Victor
(8)
29.63
33.33
(1)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project.
In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection
Agency issued the environmental permits for the mine.
(2)
Yatela in closure from 2015, being considered for a share purchase agreement.
(3)
Sold effective 30 June 2014.
(4)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(5)
Sold effective 28 February 2018.
(6)
TauTona placed into orderly closure during the September 2017 quarter.
(7)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(8)
Sold effective 3 August 2015.
Productivity (oz/TEC) (continued)
2014
2015
2016
2017
2018
Annual group productivity
(oz/TEC)
9.30
9.50
8.97
9.66
13.31
Annual improvement in group
productivity in 2018
38%
INTEGRATED REPORT
  2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Costs
Total cash costs
($/oz produced)
All-in sustaining costs
(9)
($/oz sold)
2018
2017 2016 2015 2014
2018
2017 2016 2015 2014
Continental Africa 773 720 717 678 783 904 953 904 815 968
DRC
Kibali (45%) 600 784 740 609 578 752 1,090 893 642 588
Ghana
Iduapriem 804 823 908 995 865 977 1,033 950 1,020 1,020
Obuasi
(1)
167 966 1,086 440 1,185 1,374
Guinea
Siguiri (85%) 844 725 784 827 799 930 796 915 965 917
Mali
Morila (40%) 1,145 974 1,123 698 1,162 1,321 1,218 1,337 815 1,298
Sadiola (41%) 938 900 991 818 1,028 990 1,019 1,066 886 1,133
Yatela (40%)
(2)
1,438 1,795
Namibia
Navachab
(3)
752 719
Tanzania
Geita 804 608 530 480 599 940 941 844 717 890
Americas 624 638 578 576 676 855 943 875 792 974
Argentina
Cerro Vanguardia (92.5%) 476 522 563 625 692 652 772 773 873 938
Brazil
AGA Mineração 723 671 562 518 644 973 1,006 893 712 966
Serra Grande 660 764 634 635 748 945 1,103 1,020 861 1,062
See footnotes overleaf
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Total cash costs
($/oz produced)
All-in sustaining costs
(9)
($/oz sold)
2018
2017
2016
2015
2014
2018
2017
2016
2015
2014
Australasia
762
743
793
702
804
1,038
1,062
1,067
875
986
Australia
Sunrise Dam
920
919
926
970
1,105
1,223
1,203
1,080
1,110
1,214
Tropicana (70%)
594
564
630
492
545
843
885
970
671
752
South Africa
1,033
1,085
896
881
849
1,178
1,245
1,081
1,088
1,064
Vaal River
Great Noligwa
(4)
1,074
1,185
Kopanang
(5)
2,002
1,534
1,324
1,014
1,023
2,115
1,593
1,555
1,226
1,256
Moab Khotsong
(5)
1,083
779
729
798
685
1,247
938
884
1,018
903
West Wits
Mponeng
977
1,014
779
874
746
1,177
1,259
1,011
1,170
981
TauTona (including Savuka)
(6)
2,044
1,148
883
882
2,242
1,345
1,044
1,059
Surface Operations
Surface Operations
(7)
1,030
969
899
912
941
1,094
1,045
1,004
1,006
1,153
Continuing operations – total
773
792
744
712
785
976
1,054
986
910
1,020
Discontinued operations
Cripple Creek & Victor
(8)
894
829
1,030
1,147
(1)

Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection Agency issued the environmental permits for the mine.
(2)
Yatela in closure from 2015, now being considered for a share purchase agreement. .
(3)
Sold effective 30 June 2014.
(4)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(5)
Sold effective 28 February 2018.
(6)
TauTona placed into orderly closure during the September 2017 quarter.
(7)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(8)
Sold effective 3 August 2015. Numbers have been included to the date of disposal.
(9)
Excludes stockpile write-offs.
Costs (continued)
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Capital expenditure ($m)
2018
2017 2016 2015 2014
Continental Africa 313 409 291 315 454
DRC
Kibali (45%) 64 110 92 124 179
Ghana
Iduapriem 43 51 8 15 21
Obuasi
(1)
48 – 6 23 82
Guinea
Siguiri (85%) 82 70 50 25 26
Mali
Morila (40%) 2 2 1 6 6
Sadiola (41%) 1 7 7 2 6
Namibia
Navachab
(2)
1
Tanzania
Geita 59 157 119 116 129
Other and non-controlling interests
14 12 8 4 4
Americas 176 234 225 196 225
Argentina
Cerro Vanguardia (92.5%) 33 54 55 62 54
Brazil
AGA Mineração 96 136 122 89 127
Serra Grande 35 38 43 33 38
Other and non-controlling interests
12 6 5 12 6
See footnotes overleaf
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

2018
2017
2016
2015
2014
Australasia
156
153
109
78
91
Australia
Sunrise Dam
79
62
32
29
31
Tropicana (70%)
76
91
77
48
59
Other
1
–
–
1
1
South Africa
73
150
182
206
264
Vaal River
Great Noligwa
(3)
7
Kopanang
(4)
–
8
16
21
26
Moab Khotsong
(4)
7
42
42
47
45
West Wits
Mponeng
54
72
76
85
97
TauTona (including Savuka)
(5)
13
25
28
35
Surface Operations
Surface Operations
(6)
12
12
17
17
46
Technology
Technology
–
3
6
8
8
Other
3
7
4
4
6
Continuing operations – total
721
953
811
799
1,040
Discontinued operations
Cripple Creek & Victor
(7)
58
169
Sub-total
721
953
811
857
1,209
Equity-accounted investments
(69)
(123)
(100)
(131)
(191)
AngloGold Ashanti – total
652
830
711
726
1,018
(1)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project.
In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection
Agency issued the environmental permits for the mine.
(2)
Sold effective 30 June 2014.
(3)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(4)
Sold effective 28 February 2018.
(5)
TauTona placed into orderly closure during the September 2017 quarter.
(6)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(7)
Sold effective 3 August 2015.
Capital expenditure ($m) (continued)
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Average number of employees (permanent and contractor employees)
2018
2017 2016 2015 2014
Continental Africa 14,833 13,593 12,691 11,942 16,070
DRC
Kibali (45%) 2,497 2,428 2,180 2,061 2,245
Ghana
Iduapriem 1,733 1,598 1,576 1,565 1,352
Obuasi
(1)
1,321 1,066 766 856 3,541
Guinea
Siguiri (85%) 3,869 3,353 3,509 3,445 3,494
Mali
Morila (40%) 411 305 324 389 500
Sadiola (41%) 435 592 588 585 654
Yatela (40%)
(2)
226
Namibia
Navachab
(3)
793
Tanzania
Geita 4,567 4,251 3,748 3,041 3,265
Americas 7,973 8,511 8,126 7,679 7,441
Argentina
Cerro Vanguardia (92.5%) 1,775 2,001 1,877 1,687 1,640
Brazil
AGA Mineração 4,736 4,932 4,662 4,546 4,398
Serra Grande 1,462 1,578 1,587 1,446 1,403
See footnotes overleaf
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

2018
2017
2016
2015
2014
Australasia
1,051
974
925
836
832
Australia
Sunrise Dam
576
489
422
400
374
Tropicana (70%)
475
485
503
436
458
South Africa
18,803
26,245
28,507
28,325
29,511
Vaal River
Great Noligwa
(4)
2,207
Kopanang
(5)
3,525
3,879
4,055
4,052
4,424
Moab Khotsong
(5)
6,092
6,143
6,310
6,469
4,573
West Wits
Mponeng
5,400
5,962
6,105
6,249
6,737
TauTona (including Savuka)
(6)
228
3,822
4,723
4,656
4,712
Surface Operations
Surface Operations
(7)
2,290
3,161
3,140
2,929
3,058
Other
1,268
3,278
4,174
3,970
3,800
Other, including corporate and non-gold producing subsidiaries
1,589
2,157
2,400
2,731
3,056
Continuing operations
44,249
51,480
52,649
51,513
56,910
Discontinued operations
Cripple Creek & Victor
(8)
753
1,147
AngloGold Ashanti – total
44,249
51,480
52,649
52,266
58,057
(1)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project.
In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection
Agency issued the environmental permits for the mine.
(2)
Yatela in closure from 2015, now being considered for a share purchase agreement.
(3)
Sold effective 30 June 2014. Employee numbers have been included to the date of disposal.
(4)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(5)
Sold effective 28 February 2018. Employee numbers have been included to the date of disposal.
(6)
TauTona placed into orderly closure during the September 2017 quarter.
(7)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(8)
Sold effective 3 August 2015. Employee numbers have been included to the date of disposal.
Average number of employees (permanent and contractor employees) (continued)
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Safety
All injury frequency rate
(1)
Number of fatalities
2018
2017 2016 2015 2014
2018
2017 2016 2015 2014
Continental Africa 0.49 0.39 0.51 0.50 1.56 0 0 0 1 0
DRC
Mongbwalu 1.98 0
Ghana
Iduapriem 0.75 0.39 0.42 0.00 1.06 0 0 0 0 0
Obuasi
(2)
0.62 – 0.30 1.28 3.01 0 0 0 1 0
Guinea
Siguiri 0.22 0.13 0.13 0.13 0.39 0 0 0 0 0
Mali
Sadiola 0.29 1.25 1.56 0.51 0.50 0 0 0 0 0
Yatela – 2.34 0.95 0.00 0 0 0 0
Namibia
Navachab
(3)
6.39 0
Tanzania
Geita 0.60 0.43 0.39 0.47 0.51 0 0 0 0 0
Americas 3.97 3.29 3.96 5.61 3.79 1 0 1 1 2
Argentina
Cerro Vanguardia 0.76 1.77 2.39 1.63 1.40 0 0 0 0 0
Brazil
AGA Mineração 5.05 3.48 3.46 5.51 4.22 1 0 1 1 2
Serra Grande 5.93 5.49 8.05 9.49 4.53 0 0 0 0 0
Colombia
0.77 1.26 2.56 1.64 0.32 0 0 0 0 0
United States
Cripple Creek & Victor 19.47 9.54 0 0
See footnotes overleaf
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

All injury frequency rate
(1)
Number of fatalities
2018
2017 2016 2015 2014
2018
2017 2016 2015 2014
Australasia 9.14 8.53 9.49 8.56 10.73 0 0 0 0 0
Australia
Sunrise Dam 11.52 12.10 8.24 11.59 12.54 0 0 0 0 0
Tropicana 7.34 6.11 10.87 6.80 9.96 0 0 0 0 0
South Africa 10.25 12.68 12.02 10.81 11.85 2 7 6 9 4
Vaal River
Great Noligwa
(4)
15.44 0
Kopanang
(5)
18.90 20.99 21.37 17.50 13.56 0 2 1 1 1
Moab Khotsong
(5)
13.44 15.55 12.58 13.54 18.62 1 1 0 2 0
West Wits
Mponeng 17.12 18.88 15.77 13.37 16.33 1 4 1 3 3
TauTona (including Savuka)
(6)
0.00 12.79 17.97 11.88 12.60 0 0 4 1 0
Surface Operations
Surface Operations
(7)
4.63 4.21 5.63 5.14 5.42 0 0 0 1 0
Other
0 0 0 1 0
Greenfields exploration 3.50 2.24 2.52 7.96 3.57 0 0 0 0 0
AngloGold Ashanti – total 4.81 7.49 7.71 7.18
(8)
7.36 3 7 7 11 6
(1)
Per million hours worked.
(2)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance.
(3)
Sold
effective
30
June
2014.
(4)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(5)
Sold effective 28 February 2018. Safety numbers have been included to the date of disposal.
(6)
TauTona placed into orderly closure during the September 2017 quarter.
(7)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(8)
The all injury frequency rate for the group adjusted for the earthquake impact was 7.15.
Safety (continued)
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Environmental performance
(1)
Energy usage (PJ) Water usage (ML)
2018
2017 2016 2015 2014
2018
2017 2016 2015 2014
Continental Africa 9.32 9.17 8.46
(5)
8.41
(5)
9.47 15,575 16,651 11,911 16,931 17,582
Ghana
Iduapriem 1.56 1.46 1.02 0.89 0.62 1,636 2,137 936 750 342
Obuasi
(2)
0.26 0.26 0.30 0.56 1.46 – – – 3,129 3,696
Guinea
Siguiri 2.29 2.40 2.58
(5)
2.50
(5)
2.36 6,027 6,349 3,395 5,145 5,375
Mali
Sadiola 1.31 1.55 1.40 1.40 1.59 4,201 3,476 3,940 4,625 4,051
Yatela – 0.10 0.12 0.24 – – 4 33 17
Namibia
Navachab
(3)
Tanzania
Geita 3.90 3.49 3.07 2.93 3.21 3,711 4,689 3,637 3,249 4,101
Americas 4.13 4.23 3.94 4.86 6.04 7,813 8,283 8,067 10,839 12,170
Argentina
Cerro Vanguardia 1.87 1.90 1.76 1.69 1.71 1,596 1,487 1,152 1,121 1,079
Brazil
AGA Mineração 1.72 1.77 1.64 1.53 1.48 4,717 5,292 5,292 5,959 6,233
Serra Grande 0.54 0.56 0.54 0.48 0.48 1,500 1,504 1,623 1,507 1,921
United States
Cripple Creek & Victor
(6)
1.16 2.37 2,252 2,937
See footnotes overleaf
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Energy usage (PJ)
Water usage (ML)
2018
2017
2016
2015
2014
2018
2017
2016
2015
2014
Australasia
6.72
6.32
5.62
5.14
5.52
7,734
6,783
7,577
6,648
6,749
Australia
Sunrise Dam
2.49
2.18
2.03
1.97
2.29
1,808
1,115
1,779
1,772
1,866
Tropicana
(4)
4.23
4.14
3.59
3.17
3.23
5,926
5,668
5,798
4,876
4,883
South Africa
4.13
10.05
10.54
10.65
11.31
14,770
20,503
23,161
25,182
27,219
Vaal River
(5)
1.20
4.61
4.87
4.89
5.31
4,507
10,813
12,275
13,259
13,402
West Wits
(5)
3.10
4.61
4.93
5.03
5.24
3,256
3,688
4,411
3,949
2,626
Mine Waste Solutions
0.83
0.83
0.74
0.73
0.76
7,007
6,002
6,475
7,974
11,191
AngloGold Ashanti – total
25.31
29.76
28.55
29.06
32.34
45,892
52,219
50,716
59,601
63,721
(1)
Refer to the
<SDR>
for definitions of these environmental indicators.
(2)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance.
(3)
Sold effective 30 June 2014.
(4)
Excludes pre-production water use at Tropicana.
(5)
These include consumption by Surface Operations’ facilities located in these areas.
(6)
Sold effective 3 August 2015.
Environmental performance
(1)
(continued)
FIVE-YEAR STATISTICS BY OPERATION
CONTINUED
Operational, financial and sustainability statistics
Colombia – Gramalote
INTEGRATED REPORT
2 0 1 8

SECTION 2 / DELIVERING ON OUR STRATEGY

GHG emissions (000t CO
2
e)
No. of reportable environmental incidents
2018
2017 2016 2015 2014
2018
2017 2016 2015 2014
Continental Africa 676 666 682 694 824 1 2 0 2 4
Ghana
Iduapriem 134 124 108 95 74 0 0 0 0 0
Obuasi
(2)
31 36 41 79 198 0 2 0 2 1
Guinea
Siguiri 156 163 194 189 178 1 0 0 0 0
Mali
Sadiola 89 106 104 104 118 0 0 0 0 0
Yatela – 7 9 18 0 0 0 0 0
Namibia
Navachab
(3)
0
Tanzania
Geita 266 238 228 218 238 0 0 0 0 3
Americas 168 182 180 375 449 0 0 1 1 0
Argentina
Cerro Vanguardia 102 106 120 115 118 0 0 0 0 0
Brazil
AGA Mineração 45 52 41 41 36 0 0 1 1 0
Serra Grande 21 24 19 15 14 0 0 0 0 0
United States
Cripple Creek & Victor
(5)
204 281 0 0
Environmental performance
(1)
(continued)
See footnotes overleaf
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

GHG emissions (000t CO
2
e)
No. of reportable environmental incidents
2018
2017
2016
2015
2014
2018
2017
2016
2015
2014
Australasia
395
372
336
336
359
0
0
0
0
0
Australia
Sunrise Dam
140
122
113
116
135
0
0
0
0
0
Tropicana
255
250
223
220
224
0
0
0
0
0
South Africa
1,332
2,733
2,864
2,756
2,981
1
1
0
1
1
Vaal River
(4)
317
1,242
1,282
1,232
1,360
0
0
0
1
0
West Wits
(4)
805
1,290
1,375
1,331
1,420
0
0
0
0
0
Mine Waste Solutions
210
201
207
193
201
1
1
0
0
1
AngloGold Ashanti – total
2,571
3,953
4,062
4,162
4,613
2
3
1
4
5
(1)
Refer to the
<SDR>
for definitions of these environmental indicators.
(2)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
(3)
Sold effective 30 June 2014.
(4)
These include consumption by Surface Operations’ facilities located in these areas.
(5)
Sold effective 3 August 2015.
Environmental performance
(1)
(continued)
FIVE-YEAR STATISTICS BY OPERATION
CONTINUED
Operational, financial and sustainability statistics
Australia – Tropicana
INTEGRATED REPORT
2 0 1 8

SECTION 2 / DELIVERING ON OUR STRATEGY

Social performance
(1)
Community investment ($000)
2018
2017 2016 2015 2014
Continental Africa 8,121 9,025 7,562 6,008 3,933
Ghana
Iduapriem 198 415 202 134 148
Obuasi 122 120 60 204 208
Guinea
Siguiri (85%) 2,474 890 1,706 501 220
Mali
Morila (40%) 142 47 10 42 81
Sadiola (41%) and Yatela (40%) 442 455 449 241 175
Namibia
Navachab
(2)
44
Tanzania
Geita 4,119 6,331 4,176 3,757 1,973
DRC
Kibali (45%)
(3)
624 768 959 1,129 654
Mongbwalu (86.22%) 430
Americas 9,407 9,834 9,016 4,159 3,659
Argentina
Cerro Vanguardia (92.5%) 7,745 8,885 5,814 712 1,223
Brazil
AGA Mineração 1,209 377 1,758 1,574 712
Serra Grande 322 114 383 142 153
Colombia
128 451 1,053 1,154 993
United States
Cripple Creek & Victor/Denver office 7 8 577 578
See footnotes overleaf
FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Community investment ($000)
2018
2017
2016
2015
2014
Australasia
742
684
552
344
247
Australia
Sunrise Dam
742
684
552
344
247
Tropicana
(3)
–
–
–
–
–
South Africa
(4)
5,186
5,971
4,584
6,288
8,073
Sub-total
23,456
25,515
21,715
16,799
15,912
Equity-accounted investments
(1,207)
(1,460)
(1,559)
(1,571)
(1,113)
AngloGold Ashanti – total
22,249
24,055
20,156
15,228
14,799
(1)
Refer to the
<SDR>
for the definition of this social indicator.
(2)
Sold effective 30 June 2014.
(3)
Kibali and Tropicana began production in the fourth quarter of 2013.
(4)
Community investment at the South African operations is aggregated and is overseen via the corporate entity and includes corporate community investment.
Social performance
(1)
(continued)
FIVE-YEAR STATISTICS BY OPERATION
CONTINUED
Operational, financial and sustainability statistics
Tanzania – Geita water supply project
INTEGRATED REPORT
2 0 1 8

SECTION 2 / DELIVERING ON OUR STRATEGY

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY
Our Mineral Resource and Ore Reserve
portfolio, our natural capital input, is
essential to the successful growth of our
business. By discovering, developing and
exploiting viable ore bodies sustainably and
cost efficiently, AngloGold Ashanti is able to
create long-term value. Improving the quality
of this natural capital, enhances our ability
to create value.
In particular, responsible management of our Ore
Reserve and Mineral Resource, together with our
exploration programme and planning, are vital in
optimising and maximising the operating lives of our
portfolio. In so doing AngloGold Ashanti ensures that it
is able to deliver on its strategic objectives, namely, to
maintain long-term optionality and improve the quality of
our portfolio. See also
<Exploration – planning for the
future>
in this report.
Currently, management of our Ore Reserve is focused
on ensuring that it is maintained and grows, and that
depletion is replaced. We do this through managed
production, organic growth, and ensuring optionality
and flexibility in our asset portfolio, which are all aimed
at extending and maximising the operating lives of
our assets.
AngloGold Ashanti continuously strives to actively create
value by growing its major asset – our Mineral Resource
and Ore Reserve. This drive is supported by active,
well-defined brownfields and greenfields exploration
programmes, innovation in both geological modelling
and mine planning, and continual optimisation of the
asset portfolio.
MINERAL RESOURCE AND ORE RESERVE STATEMENT
AngloGold Ashanti’s Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the South African
Code for the Reporting of Exploration Results, Mineral Resources and
Mineral Reserves (SAMREC Code, 2016 edition), and also conform with the standards set out in the Australasian Code for Reporting of Exploration
Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition).
The Mineral Resource includes Ore Reserve component unless otherwise stated. In complying with revisions to the SAMREC code the changes to AngloGold Ashanti’s Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes during the year were material to the overall valuation of the Company. AngloGold Ashanti has therefore resolved not to provide the detailed reporting as defined in
Table 1 of the code, apart from the maiden Ore Reserve declaration for
Quebradona. As in previous years, we will continue to provide the high level of detail necessary to comply with our commitment to transparency and the requirements of the code.
Maintain
long-term
optionality
Improving
portfolio
quality
Relevant strategic objectives:
Ensuring a viable
Mineral Resource
pipeline will enable
Anglo Gold Ashanti
to deliver value -
adding growth over
the long term
INTEGRATED REPORT
2 0 1 8

SECTION 2 / DELIVERING ON OUR STRATEGY
South Africa – Mponeng

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY
CONTINUED
Gold price
The following local prices of gold were used as the basis for estimation:
Gold price
Local prices of gold
South Africa
Australia
Brazil
Argentina
US$/oz
ZAR/kg
AUD/oz
BRL/oz
ARS/oz
2018 Ore Reserve
1,100
501,150
1,509
3,565
45,443
2017 Ore Reserve
1,100
512,059
1,491
3,573
17,898
2018 Mineral Resource
1,400
563,331
1,778
4,501
51,564
2017 Mineral Resource
1,400
601,870
1,824
4,492
21,242
Copper price
The following copper prices were used as the basis for estimation:
Copper price
US$/lb
2018 Ore Reserve
2.65
2018 Mineral Resource
3.30
2017 Mineral Resource
3.16
PRICE ASSUMPTIONS
The SAMREC code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages.
Note: For all tables in this section, rounding of numbers may result in computational discrepancies.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
Mali – Sadiola

170
180
190
200
210
0.0
(4.0)
2017
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
disposal
Acquisition/
2018
0.0
1.3
0.1
(4.0)
3.2
(0.2)
208.2
(20.0)
184.5
Ounces (millions)
Total (attributable)
MINERAL RESOURCE
Gold
The AngloGold Ashanti Mineral Resource reduced from 208.2Moz in December 2017 to
184.5Moz in December 2018. This gross annual decrease of 23.7Moz includes depletion of
4.0Moz and the disposal of assets of 20.1Moz. The balance of 0.4Moz results from increases due to exploration and modelling of 4.5Moz and other factors of 1.0Moz, and reductions due to revised geotechnical design requirements of 4.0Moz and changes in cost of 0.2Moz. The
Mineral Resource was estimated at a gold price of $1,400/oz (2017: $1,400/oz).
Gold: Mineral Resource
Moz
Mineral Resource as at 31 December 2017
208.2
Disposals
Moab Khotsong
(16.2)
Kopanang
(3.0)
Vaal River Surface
(0.9)
Sub total
188.1
Depletions
(4.0)
Sub total
184.1
Additions
AGA Mineração
Increase due to exploration and modelling revisions
0.6
Kibali
Exploration success resulted in the increase in
Mineral Resource
0.6
Cerro Vanguardia
Increase due to a combination of reduced costs and
revised estimation methodology
0.5
Other
Additions of less than 0.5Moz
2.3
Sub total
188.1
Reductions
Mponeng
Key reasons for the reduction were the removal of
the TauTona shaft pillars and increased costs. The
reduction was countered in part by drilling success
(3.5)
Other
Reductions less than 0.5Moz
(0.1)
Mineral Resource as at 31 December 2018
184.5
Gold: year-on-year changes in Mineral Resource
MINERAL RESOURCE AND ORE RESERVE – A SUMMARY
CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
Australia – Sunrise Dam

Copper
The AngloGold Ashanti copper Mineral Resource reduced from 3.63Mt (8,000Mlbs) in December
2017 to 3.61Mt (7,954Mlbs) in December 2018. This gross annual decrease of 0.02Mt includes a reduction due to methodology of 0.09Mt offset by a change in ownership of 0.05Mt and other factors which resulted in an increase of 0.02Mt. The Mineral Resource was estimated at a copper price of $3.30/lb (2017: $3.16/lb).
Copper: Mineral Resource
Mt
Mlb
Mineral Resource as at 31 December 2017 3.63 8,000
Reductions
Quebradona (0.02) (46)
Mineral Resource as at 31 December 2018 3.61 7,954
Gold: Ore Reserve
Moz
Ore Reserve as at 31 December 2017 49.5
Disposals Moab Khotsong (4.8)
Kopanang (0.3)
Vaal River Surface (0.9)
Sub total 43.5
Depletions (3.6)
Sub total 39.9
Additions
Quebradona Initial Ore Reserve publication post successful conclusion of prefeasibility study 2.2
Geita Additions primarily due to exploration success on
underground targets at Star and Comet and Nyankanga 0.5
Cerro Vanguardia Reduced cost and exploration success 0.4
Sunrise Dam Increase due to exploration success 0.3
Other Additions less than 0.3Moz 1.1
Sub total 44.4
Reductions
Other Reductions less than 0.3Moz (0.3)
Ore Reserve as at 31 December 2018 44.1
Gold: year-on-year changes in Ore Reserve
ORE RESERVE
Gold
The AngloGold Ashanti Ore Reserve reduced from 49.5Moz in December 2017 to 44.1Moz in
December 2018. This gross annual decrease of 5.4Moz includes depletion of 3.6Moz. The loss after depletions of 1.8Moz, results from the disposal of assets in the South African region of 6.1Moz, additions due to exploration and modelling changes of 4.3Moz, whilst other factors resulted in a
0.1Moz addition and changes in economic assumptions resulted in a 0.1Moz reduction. The Ore
Reserve was estimated using a gold price of $1,100/oz (2017: $1,100/oz).
7,500
7,600
7,700
7,800
7,900
8,000
8,100
0
0
2017
Depletion
Exploration
Methodology
Gold price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2018
0
(205)
42
0
0
0
8,000
117
7,954
Pounds (millions)
Total (attributable)
Ounces (millions)
2017
Depletion
Exploration
Methodology
Gold price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2018
Geotechnical
40
42
44
46
48
50
52
(3.6)
3.8
0.5
0.0
(0.1)
49.5
(0.2)
0.0
0.0
0.3
(6.1)
44.1
Total (attributable)
MINERAL RESOURCE AND ORE RESERVE – A SUMMARY
CONTINUED
Copper: year-on-year changes in Mineral Resource
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY
CONTINUED
Copper
The maiden AngloGold Ashanti Ore Reserve for copper of 1.26Mt (2,769Mlbs) is based on exploration success and completion of the prefeasibility study at Quebradona. This Ore Reserve was estimated at a copper price of $2.65/lb.
Copper: Ore Reserve
Mt
Mlb
Ore Reserve as at 31 December 2017
0.00
0
Additions
Quebradona
Exploration success and completion of prefeasibility study
1.26
2,769
Ore Reserve as at 31 December 2018
1.26
2,769
SALE OF ASSETS
AngloGold Ashanti sold various assets in the Vaal River area of its South Africa region. The sales processes were finalised on 28 February 2018. On conclusion of the sales and after depletions for that period of 2018, the final Mineral Resource and Ore Reserve at the time of the sale were as follows:
Operation
Category
Moz
Kopanang
Mineral Resource
3.00
Ore Reserve
0.35
Moab Khotsong
Mineral Resource
16.20
Ore Reserve
4.83
Surface Operations
Mineral Resource
0.87
Ore Reserve
0.87
BY-PRODUCTS
Several by-products are recovered from
the processing of the Ore Reserve for gold
and are expected from that for copper. For
2018, these included: 0.37Mt of sulphur from
Brazil, 32.68Moz of silver from Argentina and
23.58Moz of silver from Colombia.
CORPORATE GOVERNANCE
AngloGold Ashanti has established a
Mineral Resource and Ore Reserve Steering
Committee (RRSC), which is responsible for
setting and overseeing the Company’s Mineral
Resource and Ore Reserve governance
framework and for ensuring that it meets
the Company’s goals and objectives while
complying with all relevant regulatory codes.
Its membership and terms of references are
mandated under a policy document signed by
the CEO.
For more than a decade, the Company has
developed and implemented a rigorous
system of internal and external reviews aimed
at providing assurance in respect of Mineral
Resource and Ore Reserve estimates. The
following operations were subject to an
external review during 2018, in line with the
policy that each operation/project will be
reviewed by an independent third party on
average once every three years:
•
Mineral Resource and Ore Reserve
at Iduapriem
•
Mineral Resource and Ore Reserve
at Sunrise Dam
•
Mineral Resource and Ore Reserve at
Cerro Vanguardia
•
Mineral Resource and Ore Reserve at
Serra Grande
•
Mineral Resource and Ore Reserve
at Quebradona
The external reviews were conducted by Pivot
Mining Consultants Pty (Ltd), AMC Consultants
Pty Ltd, Golder Associates Pty Ltd, Ausenco
Engineering Canada Inc. and Optiro Pty Ltd
respectively. Certificates of sign-off have been
received from the companies conducting
the external reviews to state that the Mineral
Resource and/or Ore Reserve comply with the
SAMREC and JORC codes.
In addition, numerous internal Mineral Resource
and Ore Reserve process reviews were
completed by suitably qualified Competent
Persons from within AngloGold Ashanti.
No significant deficiencies were identified.
The Mineral Resource and Ore Reserve are
underpinned by appropriate Mineral Resource
management processes and protocols that
ensure adequate corporate governance.
These procedures have been developed to be
compliant with the guiding principles of the US
Sarbanes-Oxley Act of 2002.
AngloGold Ashanti makes use of a web-based
group reporting database called the Resource
and Reserve Reporting System (RCubed) for
the compilation and authorisation of Mineral
Resource and Ore Reserve reporting. It is a
fully integrated system for the reporting and
Pounds (millions)
2017
Depletion
Exploration
Methodology
Gold price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2018
Geotechnical
0
500
1,000
1,500
2,000
2,500
3,000
0
2,769
0
0
0
0
0
0
0
0
0
2,769
Total (attributable)
Copper: year-on-year changes in Mineral Resource
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

reconciliation of our Mineral Resource and
Ore Reserve that supports various regulatory
reporting requirements including the SEC and
the JSE under SAMREC. AngloGold Ashanti
uses RCubed to ensure a documented chain of
responsibility exists from the Competent Persons
at each operation to the Company’s RRSC.
AngloGold Ashanti has also developed an
enterprise-wide risk management tool that
provides consistent and reliable data that
allows for visibility of risks and actions across
the group. This tool is used to facilitate, control
and monitor material risks to the Mineral
Resource and Ore Reserve, thus ensuring
that the appropriate risk management and
mitigation plans are in place.
COMPETENT PERSONS
The information in this report relating to
exploration results, the Mineral Resource
and the Ore Reserve is based on information
compiled by or under the supervision of
the Competent Persons as defined in the
SAMREC or JORC codes. All Competent
Persons are employed by AngloGold Ashanti,
except for Kibali and Morila where we have
joint ventures managed by other companies,
and have sufficient experience relevant to the
style of mineralisation and type of deposit
under consideration and to the activity which
they are undertaking.
The legal tenure of each operation and project
has been verified to the satisfaction of the
accountable Competent Person and it has
been confirmed that the Ore Reserve for each
is covered by the required mining permits or
that there exists a realistic expectation that
these permits will be issued. This is detailed in
the
<R&R>
. The Competent Persons consent
to the inclusion of Exploration Results, and
Mineral Resource and Ore Reserve information
in this report, in the form and context in which
they appear.
Accordingly, the Chairman of the Mineral
Resource and Ore Reserve Steering Committee,
VA Chamberlain, MSc (Mining Engineering), BSc
(Hons) (Geology), MGSSA, FAusIMM, assumes
responsibility for the Mineral Resource and Ore
Reserve processes for AngloGold Ashanti and
is satisfied that the Competent Persons have
fulfilled their responsibilities. VA Chamberlain has
31 years’ experience in exploration and mining
and is employed full-time by AngloGold Ashanti.
He may be contacted at the following address:
76 Rahima Moosa Street, Newtown, 2001,
South Africa.
A detailed breakdown of our Mineral Resource
and Ore Reserve and backup detail is provided
in the
<R&R>
, which is available at www.aga-
reports.com and on the Company’s website,
www.anglogoldashanti.com
1
.
MINERAL RESOURCE AND ORE RESERVE – A SUMMARY
CONTINUED
1

www.anglogoldashanti.com/investors/annual-reports/
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
Ghana – Iduapriem exploration

GOLD – MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
Tonnes
Grade
Contained gold
As at 31 December 2018
Category
million
g/t
Tonnes
Moz
Continental Africa
Measured
42.17
2.04
85.94
2.76
Indicated
469.94
2.57
1,209.71
38.89
Inferred
202.51
3.43
695.30
22.35
Total
714.62
2.79
1,990.95
64.01
Americas
Measured
30.33
5.12
155.29
4.99
Indicated
1,204.13
0.91
1,095.22
35.21
Inferred
657.33
0.82
536.86
17.26
Total
1,891.79
0.94
1,787.38
57.47
Australasia
Measured
59.03
1.48
87.32
2.81
Indicated
90.51
1.98
179.38
5.77
Inferred
29.79
2.77
82.52
2.65
Total
179.34
1.95
349.22
11.23
South Africa
Measured
113.47
1.49
168.68
5.42
Indicated
614.07
1.91
1,170.36
37.63
Inferred
29.10
9.35
271.96
8.74
Total
756.64
2.13
1,611.00
51.79
AngloGold Ashanti
Measured
245.01
2.03
497.23
15.99
Indicated
2,378.65
1.54
3,654.68
117.50
Inferred
918.73
1.73
1,586.64
51.01
Total
3,542.39
1.62
5,738.55
184.50
COPPER – MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
Contained copper
As at 31 December 2018
Category
Tonnes
million
Grade
% Cu
Tonnes
million
Mlbs
Americas
Measured
–
–
–
–
Indicated
242.57
0.86
2.09
4,617
Inferred
325.40
0.47
1.51
3,337
Total
567.97
0.64
3.61
7,954
AngloGold Ashanti
Measured
–
–
–
–
Indicated
242.57
0.86
2.09
4,617
Inferred
325.40
0.47
1.51
3,337
Total
567.97
0.64
3.61
7,954
GOLD – MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
Tonnes
Grade
Contained gold
As at 31 December 2018
Category
million
g/t
Tonnes
Moz
Continental Africa
Measured
5.05
4.85
24.49
0.79
Indicated
292.05
2.56
747.70
24.04
Inferred
199.75
3.47
693.42
22.29
Total
496.85
2.95
1,465.62
47.12
Americas
Measured
17.29
6.02
104.12
3.35
Indicated
1,017.63
0.86
879.00
28.26
Inferred
654.55
0.81
529.73
17.03
Total
1,689.48
0.90
1,512.85
48.64
Australasia
Measured
32.57
1.65
53.73
1.73
Indicated
52.76
1.78
93.66
3.01
Inferred
27.46
2.70
74.14
2.38
Total
112.78
1.96
221.53
7.12
South Africa
Measured
6.64
19.83
131.75
4.24
Indicated
30.97
17.42
539.39
17.34
Inferred
10.62
13.88
147.43
4.74
Total
48.24
16.97
818.56
26.32
AngloGold Ashanti
Measured
61.56
5.10
314.09
10.10
Indicated
1,393.41
1.62
2,259.75
72.65
Inferred
892.38
1.62
1,444.71
46.45
Total
2,347.35
1.71
4,018.55
129.20
COPPER – MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
Contained copper
As at 31 December 2018
Category
Tonnes
million
Grade
% Cu
Tonnes
million
Mlbs
Americas
Measured
–
–
–
–
Indicated
138.52
0.61
0.84
1,848
Inferred
325.40
0.47
1.51
3,337
Total
463.92
0.51
2.35
5,185
AngloGold Ashanti
Measured
–
–
–
–
Indicated
138.52
0.61
0.84
1,848
Inferred
325.40
0.47
1.51
3,337
Total
463.92
0.51
2.35
5,185
MINERAL RESOURCE AND ORE RESERVE – A SUMMARY
CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

GOLD – ORE RESERVE BY REGION (ATTRIBUTABLE)
Contained gold
As at 31 December 2018
Category
Tonnes
million
g/t
Tonnes
Moz
Continental Africa
Proved
35.92
1.57
56.31
1.81
Probable
170.89
2.64
451.70
14.52
Total
206.81
2.46
508.01
16.33
Americas
Proved
11.24
2.75
30.90
0.99
Probable
186.94
1.02
191.14
6.15
Total
198.18
1.12
222.04
7.14
Australasia
Proved
26.43
1.27
33.50
1.08
Probable
37.63
2.27
85.26
2.74
Total
64.06
1.85
118.76
3.82
South Africa
Proved
107.67
0.31
33.89
1.09
Probable
564.02
0.87
488.59
15.71
Total
671.70
0.78
522.47
16.80
AngloGold Ashanti
Proved
181.26
0.85
154.60
4.97
Probable
959.49
1.27
1,216.69
39.12
Total
1,140.75
1.20
1,371.28
44.09
COPPER – ORE RESERVE BY REGION (ATTRIBUTABLE)
Contained copper
As at 31 December 2018
Category
Tonnes
million
Grade
% Cu
Tonnes
million
Mlbs
Americas
Proved
–
–
–
–
Probable
104.05
1.21
1.26
2,769
Total
104.05
1.21
1.26
2,769
AngloGold Ashanti
Proved
–
–
–
–
Probable
104.05
1.21
1.26
2,769
Total
104.05
1.21
1.26
2,769
MINERAL RESOURCE AND ORE RESERVE – A SUMMARY
CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
Guinea – Siguiri

Exploration, both brownfields and
greenfields, has an important
role to play in delivering on our
strategy. By discovering exploitable
ore bodies, AngloGold Ashanti is
able to grow and enhance this vital
capital input and deliver on its
strategy to create sustained value.
Our exploration programme aims to
deliver on this by promoting long-
term optionality and improving the
quality of our portfolio.
Brownfields exploration focuses on
delivering value through incremental additions
to the Ore Reserve at existing mines as
well as new discoveries in defined, near-
mine areas around existing operations.
Brownfields exploration actively drives value
creation by growing our Mineral Resource
and Ore Reserve. The brownfields exploration
programme employs innovative geological
modelling and mine planning, and aims at the
continued optimisation of our asset portfolio.
Our greenfields exploration aims to discover
a large, high-value Mineral Resource that will
ultimately lead to the development of new
gold mines.
In 2018, $29.4m was spent on greenfields
exploration (20% of exploration budget) and
$94.8m on brownfields exploration (80% of
exploration budget).
EXPLORATION – PLANNING FOR THE FUTURE
Related strategic objectives:
Maintain long-term
optionality
Improve portfolio quality
PROGRESS IN 2018
Greenfields exploration
AngloGold Ashanti’s greenfields exploration
team is recognised as the industry’s most
successful in Mineral Resource discovery (by
SNL*, a leading industry research group). The
team has a proven track record that includes
the discovery of world-class ore bodies at La
Colosa, Gramalote, Tropicana, and Nuevo
Chaquiro. These discoveries are attributed
to our committed team of geoscience
professionals working on a portfolio of
highly prospective and rigorously prioritised
greenfields ground holdings.
Greenfields has over 7,000km
2
of highly-
prospective ground in three countries
– Australia, Colombia and the United
States – and ground positions in Argentina
and Tanzania. In total, more than 90km of
diamond, reverse circulation and aircore drilling
were carried out in 2018.
In Australia, in the Laverton district, the first
stage of the Butcher Well and Lake Carey
Earn-in with Saracen Mineral Holdings was
completed in late August. AngloGold Ashanti
now owns 51% of the Butcher Well and Lake
Carey tenements. A scoping study on the
Butcher Well and Mt Minnie projects was
completed in July with positive results.
Work completed as part of the agreement in
2018 included 39km of reverse circulation and
diamond drilling, 35km of aircore drilling and
25,034 ground gravity stations. Elsewhere
in Australia, reconnaissance exploration
*SNL 2016 Strategies for Gold Reserves
Replacement, best for the period studied from 2001-
2015, page 16
drilling and geophysical programmes were
undertaken on projects east of Kalgoorlie and
in north-east Queensland.
In Brazil, after a review of all the exploration
results at the Tromai project, AngloGold
Ashanti withdrew from the farm-in
agreement with Equinox after expenditure of
$8.7m. Exploration is now focused on the
identification of new greenstone terranes
elsewhere in Brazil.
In the United States, during the first quarter
of 2018, roto-sonic drilling was completed at
the Celina project area in Minnesota (100%
AngloGold Ashanti). Follow up roto-sonic
drilling was undertaken in the last quarter
of the year. A total of 3km of drilling was
completed with results still pending.
At the Silicon project in Nevada, AngloGold
Ashanti elected to maintain the 100% earn-
in option on the property for the second
year with Renaissance Gold. One phase
of reverse circulation and diamond drilling
was completed during the year. A second
phase was in progress at year-end, following
up on the encouraging observations, with
a total of 8km having been completed. An
induced polarisation (IP) orientation survey
line completed over the project highlighted
an anomalous response in the vicinity of the
drilling. Drilling will continue in 2019 to test
structural targets within the project area.
In Argentina, exploration properties were
placed on care and maintenance.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
Ghana – Iduapriem

Greenfields exploration
•
20% of exploration budget
•
Active in Americas, Australia, Africa
•
Historic discovery cost of $13/oz
Brownfields exploration
•
80% of exploration budget
•
Historic discovery cost of $34/oz, with
relatively low development cost
EXPLORATION – PLANNING FOR THE FUTURE CONTINUED
AngloGold Ashanti’s exploration
team has discovered
49Moz
to contribute to its Mineral Resource
outside of South Africa over past 15 years
EXPLORATION
ALLOCATING CAPITAL
GENERATING VALUE
OUTCOMES
BOARD DECISION-MAKING
PROCESS
•
All options reviewed to optimise risk
and returns
•
Focus on affordability to protect
balance sheet and improve returns to
shareholders
•
All options reviewed to optimise risk
and returns
DEVELOPMENT PROJECTS
Examples of projects currently underway:
•
Geita underground
•
Obuasi redevelopment
•
Siguiri combination plant
(commissioned)
•
Tropicana Long Island
•
Sunrise Dam enhancement
Life extension
Ore Reserve replacement
Improved margins
Our exploration and project pipeline
Outlook 2019
In 2019 the focus will fall on the following:
Australia:
•
Tropicana: Boston Shaker underground prefeasibility drilling results confirmed depth extensions; exploration focus is on
potential at Boston Shaker underground, Havana underground
and satellite targets on the tenement
•
Sunrise Dam: With successful intercepts in exploration blocks in 2018, including under-explored shear zones and open-ended mineralisation, exploration focus will continue a dip and strike extensions and shallow underground potential up-dip of current ore bodies
Tanzania:
•
Geita: Increasing the underground Ore Reserve by targeting
depth extensions at Nyankanga, Geita Hill, and Star & Comet, plus satellite targets
Guinea:
•
Siguiri: Block 2 prefeasibility study and Mineral Resource
conversion at Siguiri to support new combination plant; satellite targets in the region
Ghana:
•
Iduapriem: Early stage satellite targets near Iduapriem which are producing encouraging results; growth potential also sits in main pit pushback
•
Obuasi: Growth potential below 50L extension at Obuasi,
however, focus has been on ensuring operational readiness
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

In Colombia and Tanzania, exploration
programmes are on hold pending an internal
review process.
Brownfields exploration
Brownfields exploration was carried out in nine
countries, in and around AngloGold Ashanti
operations. A total of 664km of diamond and
reverse circulation drilling was completed
during the year.
South Africa: Exploration continued at
Mponeng’s Western Ultra Deep Levels. All
these holes target the Ventersdorp Contact
Reef. The capital allocation for surface drilling
was reduced and drill hole UD63A was
stopped. Surface drilling at UD61A achieved
an advance of 1,166m. 40% of the hole
depth has been completed after drilling
starting in March 2018.
Argentina: At Cerro Vanguardia, the
exploration drilling programme was completed
with a total of 9km drilled.
The trenching programme completed a total
of 21,788m in 309 newly excavated trenches
with 355 (9,678m) channels cut. In the surface
reconnaissance programme, 129 chip samples
were collected over the district.
A geochemical sampling programme covering
poorly explored areas was undertaken and
collected 142 samples of guanaco scats.
Ground magnetics surveys covered 125km²
and a horizontal loop electromagnetic (HLEM)
survey covered 3.19km².
Brazil: In the Iron Quadrangle, a total of
180km were drilled. At Cuiabá, drilling of the
Galinheiro and Galinheiro footwall ore bodies
intersected economic grades in the shear zone
quartz veins as well as in the typical Banded
Ironstone Formations (BIFs). At Surucucu
(SUR), the drilling programme showed the ore
body to be uneconomic.
Drilling at Fonte Grande Sul (Level 21)
showed continuity of high grades down
plunge. The VQZ ore body continues to show
positive results, with continuity down plunge.
At Dom Domingos, the BIFs are showing an
unexpected continuity along strike while the
down plunge continuity needs to be tested.
Work also continued on the remnant ounce
project. However, the LIB drilling programme,
which commenced in the fourth quarter,
experienced significant delays. The hole is
likely to be stopped and redesigned.
For the regional targets, at Descoberto
underground drilling began in the last quarter
of 2018. Even though development restricted
drilling from reaching deeper targets, the
model indicates that the mineralised structure
is continuing along strike and remains open
on the eastern and western anks. At Olhos
D’agua the geological map was finalised in
the first half of the year and drill sites were
identified. The IP survey, surface sampling
and drill plan as well as the soil sampling has
been completed at Biquinha target and a
preliminary analysis indicates that there is a gold
anomaly southwest of Biquinha. At the Cuiabá
southwest target line cutting, soil sampling and
mapping continued throughout the last quarter
of the year and two very good intercepts were
retuned, which aligned with anomalies in an
area with no outcrop.
At Lamego, Cabeça de Pedra continues to
return low but economic grades, adding to
Mineral Resource. Drilling was completed
at CAR SW. The results show the normal
limb has constant and continuous regions
of high grade while on the inverted limb, the
grades are lower and more dispersed with
occasional high grades peaks. The drilling
does, however, show the ore bodies are more
continuous than expected.
Exploration drilling at Córrego do Sítio (CdS)
consisted of underground Mineral Resource
conversion drilling at Laranjeiras and Carvoaria
with the objective of upgrading the confidence
in the 2019-2021 mining blocks. At Laranjeiras,
significant intercepts were reported up to 300m
away from the interpreted geological model
towards the South of the mine and indicated
continuation of mineralisation.
The development of exploration drives in
preparation for 2019 drilling progressed.
Development at Cachorro Bravo was
completed, at Laranjeiras it is ahead of
schedule and at Carvoaria development has
been delayed.
At Cachorro Bravo (sulphide ore), the surface
diamond drilling campaign was completed
and the programme verified the continuity of
EXPLORATION – PLANNING FOR THE FUTURE CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
Guinea – Siguiri

the 102 lens. The Rosalino Target (sulphide
ore) diamond drilling was completed from
surface. The available drilling results confirm
the expected grades and thicknesses as well
as the possibility of new, deep ore bodies.
The surface drilling campaign at CdS III
finished in July and the results confirmed
the mineralisation along CdS III’s main strike
and further exploration potential has been
confirmed for the Jambeiro target.
A total of 87,085m were drilled at Serra
Grande. Exploration drilling was completed at
Limoeiro Target (Structure IV) and the drilling
confirmed both an extension along strike and
down dip of the mineralised zone. There was
also a positive intersection in Structure IV
(Orebody IV).
Another significant intersection confirmed
the extension of Structure V to a strike length
of 7.8km across the Crixás greenstone belt.
At Structure A (Cajá Target), intersections
confirmed the down plunge potential of the
ore body. While at the VQZ S1 ore body drilling
also confirmed the down-plunge continuity of
the mineralisation.
At Inga mine, drilling confirmed the down
plunge continuity of mineralisation. The LIB
drilling test was successfully executed at
Corpo IV to test the down plunge extensions.
At Mine III, a borehole confirmed the down
plunge continuity of the mineralisation whilst
another hole indicates a potential reduction in
strike. At Palmeiras South, the first exploratory
drill holes were drilled down plunge of the
principal excavation, however, delays have
been caused by access constraints.
At Mangaba, underground drilling intersected
significant intercepts on the up-plunge side of
the deposit, which resulted in an increase in
Mineral Resource. While at Pequizão, positive
results confirmed the continuity of Orebody G
down plunge.
Colombia: A total of 12km was drilled at
Gramalote. While no activities were performed
during the first quarter of 2018 due to funding
issues, diamond drilling focused on the
Gramalote Pit in the second quarter of the
year and grade control drilling continued at
Plataforma Norte and Plataforma Sur.
The La Palma drilling programme was
completed in October with some significant
intercepts returned. The metallurgical test work
was completed, and no material evidence was
found that prevents the treatment of the ore at
the designed plant. An exploration programme
was completed in the area between Manizales
and Cristales to identify areas with potential to
be included in the formalisation process. The
final report is expected by the second half of
the year once all the assays are returned.
The La Colosa project continued on care and
maintenance after all field activities ceased in
April 2017. At Quebradona, the infrastructure
drilling campaign started in May 2018.
Prefeasibility work was completed with the
feasibility study pre-work drilling campaign
being 93.5% complete and the test pits 65%
complete. Geotechnical, hydro geological and
metallurgical drilling continued on the mountain
with only the tunnel trace drilling remaining.
A master 3D fault interpretation was finished
using original greenfields information (field
mapping and geophysics), photo interpretation
(consultant) and mine interpretation (internal).
An external audit of the Mineral Resource and
Ore Reserve was successfully concluded in
December.
Tanzania: A total of 68km of drilling was
completed in 2018. The mineral rights
pertaining to the Roberts area were obtained
and surface exploration commenced within
the area.
Mineral Resource development drilling for the
Nyankanga underground projects continued to
provide positive results. Drilling at Nyankanga
Block 3 Lower, has confirmed the potential
down-dip extension of the designed mining
stopes that remain open-ended to the east
and south-east towards Block 2. The drilling
results also confirmed the mineralisation within
the defined Block 3 Lower mining stope and
beyond, suggesting that Block 3 Lower is
connected to Block 3 Upper. Mineral Resource
conversion drilling at Nyankanga Block 3
Upper, designed to test both down-dip and
up-dip continuity, returned positive results.
The results suggest up-dip continuity, with a
connection to Block 4.
EXPLORATION – PLANNING FOR THE FUTURE CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
Guinea – Siguiri

Drilling at Block 5 returned significant results
which improved Mineral Resource confidence
as well as confirming the presence of Block 5
lower. The results confirm the existence of the
mineralisation and has identified a high-grade
shoot within a low-grade zone located west of
the Block 5 lower.
The Star & Comet Cut 2’s Mineral Resource
model update confirmed the pay ore shoot
plunges towards the north. Significant
economic intersections were reported which
confirmed the down plunge extension of
Star & Comet Cut 2 mineralisation below
1000mRL. However, the ore shoot plunge
is interrupted by an intrusive body further
north. Drilling beyond the intrusive returned
significant intersections and warrants the
extension of the newly developed decline
design. At Star & Comet Cut 3 the drilling
confirmed the down-plunge continuity of gold
mineralisation which remains open down-
plunge and requires further exploration target
drilling. An expensed drilling programme was
conducted at the Star & Comet northwest
extension as part of the preparation for the
upcoming downhole electromagnetic survey
(DHEM survey).
A drilling programme was carried out at Geita
Hill Block 1 and 2 and assays from Block 2
drilling have confirmed the expected Mineral
Resource and have shown up-dip potential of
mineralisation which needs follow-up. Assays
from Block 1 drilling are still pending.
Two exploratory holes were completed at
Nyankanga Block 5 from surface and none of
the expected mineralisation was intersected
due to the absence of the geological feature
that was anticipated.
Expensed Mineral Resource delineation and
reconnaissance drilling programmes were
conducted at the Selous and Mabe satellite
targets. Most of the holes from Selous
returned economic intersections and the
current exploration target model suggests
economic viability of the project and closer
spaced drilling is underway.
A detailed target consolidation project for
Roberts and Kalondwa Hill was completed,
which involved detailed field mapping, a review
of existing datasets and geological modelling.
A review of the Ridge 8 geology was
conducted in order to update the geological
understanding before Mineral Resource
conversion drilling begins.
Guinea: At Siguiri, a total of 87km was drilled
during the year.
Prefeasibility drilling at Foulata and Saraya was
completed. Reconnaissance drilling to the east
and north-west of Foulata and to the west
of Saraya are underway and no significant
intersections have been received to date.
The infill programme at Silakoro West is
nearing completion, with one drill hole
returning a significant intersection in the
breccio-conglomerate unit which confirms the
northeast-southwest trend. A change in the
design of the waste dump area is suggested
upon completion of the Silakoro drilling.
The corridor drilling results proved that the
area is not prospective and that the ground
should be released.
The Tubani infill drill plan was completed
with multiple significant intercepts reported.
While at Sokunu, the fresh rock drilling
programme showed an extension of the main
mineralisation at depth. The Bidini West infill
drilling was completed, and material was
upgraded to Inferred Mineral Resource.
At Seguelen, sterilisation drilling returned
multiple significant intercepts and therefore
backfilling of the pit was not recommended.
A sterilisation drill programme was also started
after it became apparent that a change in
design of the Silakoro waste dump could
potentially cover a known mineralisation trend.
The Eureka North infill drill programme is
almost completed and significant intersections
received are thinner than interpreted in the
Mineral Resource model. This indicates
extension of shallow mineralisation in oxide to
the southeast.
EXPLORATION – PLANNING FOR THE FUTURE CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
Guinea – Siguiri

The Sanu Tinti programme is close to
completion and multiple significant intersections
were received. The main mineralisation does
not extending to the north but extension to the
south of Sanu Tinti were proven. For Kozan
PB3 the infill programme is completed, and
significant intersections were reported.
In the reconnaissance programmes for the
TSF and Sintroko West targets, no significant
intersections were reported and the targets
will be discarded. The Doko reconnaissance
programme has just started. While at Kossise
in the fresh rock reconnaissance programme
some results confirmed the extensions of the
mineralisation below Kossise pit in the fresh
rock close to the main faults. At Sintroko PB2,
significant intersections were received in the
interpreted extensions in fresh rock and were
restricted to an interval between two major faults.
Ghana: No exploration was conducted at
Obuasi. At Iduapriem 13km were drilled.
Exploration focused on Mineral Resource
conversion drilling at Block 7 & 8, Ajopa and
Block 5 Ext with reconnaissance drilling at Mile
5W and traverse drilling at the TSF target.
Geochemical results from lease wide samples
collected from the Teberebie and Ajopa leases
were received with encouraging results. These
will be reviewed and followed up with trenches
in 2019.
The first interpretation for the Iduapriem
sedimentary basin based on regional mapping
and drilling was completed. There were
three outcrops observed following a new
interpreted trend which corresponds to the
southernmost structure.
Democratic Republic of the Congo: A total
of 21km was drilled at Kibali. At KCD follow
up drilling to test results from a 2017 borehole
that intersected the 9000 and 12000 lodes was
done. The 5101, 9101 and 9103 high-grade
zones within the 9004 lode were confirmed.
The KCD 12000 lode was not intersected.
The Mengu Hill models were updated and the
results show an 11% decrease in tonnes and a
4% increase in grade. Further drilling is required.
On the northwest KZ trend in the Marakeke-
Mengu Village gap, five trenches were
excavated and the updated model indicated
that there are three mineralised lenses.
In the Aerodrome North-Pamao gap, new
data interpretation suggests two mineralised
lenses. The main lens has the potential to
positively impact the Aerodrome North pit
design and therefore requires further follow
up. Meanwhile at Ngyoba (Sessenge – Kibali
river gap), the model was confirmed and
the mineralisation down plunge is still open.
Bottle roll tests across the main ore body were
done because of a gold-arsenic association.
The results indicated poor recoveries. These
results combined with the preliminary gold
deportment indicate a refractory ore type
which is not economical for an underground
project at the current grade.
The southwest projection of the Sessenge-
KCD complex folding corridor supports a
structurally complex model for this area with
no significant intercepts reported.
At Kalimva-Ikamva, a general review aiming
to highlight potential opportunity around the
Kalimva-Ikamva area identified three main
targets to be tested in 2019 viz. Ikamva East,
Kalimva-Ikamva interpreted fold hinge zone
and Ikamva Northwest.
At Kombokolo main, analysis of the model
was done, and an eastern, more prospective
domain identified. One diamond hole was
drilled and confirmed the geological model.
At Oere, results from a reverse circulation
drilling programme of 20 holes (1,805m)
designed on eight fences supported the
model of down dip planar mineralisation
along the shear corridor. At Aindi Southwest,
the analysis of all results of the auguring (25
x 400m) highlighted a 2.4km strike length
of anomalism, supporting the southwest
extension of Aindi Watsa main mineralisation.
At Zakitoko-Birindi, assay results support the
geological model and suggest a steep planar
and sigmoidal shaped mineralised zone and
confirm the down dip continuity although
EXPLORATION – PLANNING FOR THE FUTURE CONTINUED
Australia – Sunrise Dam
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

narrower when compared to the results
obtained from trenches. At Birindi, results from
the last two trenches support the pinching
and swelling nature of the mineralisation as
observed at Zakitoko and confirm the potential
over the 900m strike length of Birindi.
Mali: No drilling was completed in 2018.
Australia: A total of 109km of drilling was
done at Sunrise Dam. Significant intercepts
were reported throughout the year with some
encouraging results. Drilling of the Carey
Shear Zone intersected mineralisation in an
area previously thought to be barren. While at
Vogue, drilling demonstrated the continuation
of the wide, high grade zones.
Drilling also indicated up dip extensions to
the Midway Shear Steep ore domains as well
as a likely southerly extension of the current
ore domains. There has been an increase
in confidence in the Elle steep ore zone
immediately above MWS Steep, as wide and
high-grade infill results have been returned.
The MLE4 endowment panel is interpreted to
contain some possible southerly extensions
to Cosmo East. Results indicate that the
most eastern ore domain of Vogue is holding
together well with the most significant grades
between the Carey Main and Carey 2 shear.
A lack of significant intercepts in the bulk of
the MLE4 panel suggests the area is unlikely to
contain a significant ore body.
A wide, high-grade intercept in MLE5 was
returned but the intercept is isolated and not
close to any current infrastructure. Some
high grade and relatively wide intercepts were
returned from the northern Astro area.
Work is progressing towards building a 3D
architectural model of the deposit to help
with targeting.
Surface exploration drilling completed six
reverse circulation holes (720m) to test a
magnetic high cross-cut by northwest-
southeast interpreted faults extending between
the historic Jubilee pit and the Spartan
prospect. Drilling also helped to meet tenement
(E39/1729) expenditure requirements.
At Tropicana, a total of 74km of drilling was
completed. Drilling was focused on the
concept, prefeasibility and feasibility study
stages of the Boston Shaker underground
studies. In the concept study, many significant
intercepts were returned showing that
mineralisation remains open along strike and
down-dip. The feasibility study priority 1 holes
have been completed for a Mineral Resource
update and four priority 2 holes will be
completed in 2019.
The first phase of aircore drilling in the
Southern Traverses region has highlighted
some interesting geology and results for
follow up in 2019. Highly anomalous and
significant aircore drilling intercepts were
returned from Angel Eyes West and a north-
north-west trending zone of anomalism is
present over 1km strike and is open ended.
These intercepts are to be followed up with
lake based aircore and diamond drilling
programmes in 2019. One mineralised
reverse circulation drill intercept was reported
from drilling at Wild Thing. While reverse
circulation/diamond drilling at the Hidden
Dragon Prospect was conducted off the
back of 2016/2017 structural reconstruction
work. Confirmation was received that the
Environmental Impact Study submission to
DMIRS for part funding of a drill programme at
the Iceberg Prospect was successful. Drilling
will be carried out in 2019.
A trial study on ultrafine soil sampling is
planned for early 2019. Preliminary results from
a previous two-year study are encouraging
and this technique may be applicable to
covered terrains, providing a method to quickly
and cheaply screen target areas with minimal
surface disturbance. A study is also underway
on the multi-element geochemical data over
the Tropicana joint venture project and the
aim is to aid target generation and identify
prospective corridors for exploration.
A study is ongoing to characterise the
Proterozoic dykes that occur in the Tropicana
mine so that these rock types can be
distinguished in the grade control drill holes.
This will help with on-going geological modelling
of the deposit and grade control models.
The granting of the Madras mining lease
application as well as other miscellaneous
lease applications has been delayed due to a
native title claim.
EXPLORATION – PLANNING FOR THE FUTURE CONTINUED
South Africa – Mponeng
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Our input, outcomes and
impacts in relation to our
people and our communities as
well as our ESG performance.
IN THIS SECTION
INTEGRATED REPORT 2018
125
Delivering on the following
strategic objective
Focus on people, safety,
and sustainability
44,249
$15.2 million
$22.3 million
$1.6 billion
Average number of employees
Training and development expenditure
Spent on community investment
Spend with local suppliers
Focus on people, safety
and sustainability
SECTION 2: DELIVERING ON OUR STRATEGY
SECTION 2 / DELIVERING ON OUR STRATEGY
INTEGRATED REPORT 2018

PEOPLE ARE OUR BUSINESS
Top six human resource priorities: performance against strategy in 2018
Strategic pillar
Focus areas
Organisational design and
operating model aligned
with business strategy
Unlocking organisational flexibility for the future. Ensuring that AngloGold
Ashanti has the optimal operating model and organisational structure for now and the future
Health of Discipline
frameworks to enable
Operational Excellence
Ensuring that we have defined the right competencies and capabilities required per functional area to enable Operational Excellence and strategy execution
Develop capable values-
based ethics leaders
Ensuring the best leaders are in place, with a global mind-set, and having the requisite set of competences to shape and drive a performance culture
Focus on employee
engagement and
commitment
Fully engaged employees that will thrive and give of their best in achieving their own and the Company’s objectives
Integrated talent
management and
succession planning
Integrated cross-functional talent management with the requisite capabilities in place, enabling AngloGold Ashanti to navigate the business landscape and achieve strategic objectives
Simplified and integrated
human resource systems
Fit-for-purpose human resources data is managed effectively in order to enable sound decision making, optimise internal and external reporting, and drive superior business performance
Focus on safety, people
and sustainability
Related strategic objective:
Related material issues:
At AngloGold Ashanti our people, our
human capital or human resources, are a
priority. Skilled, knowledgeable, engaged
people able to innovate and drive our
operational excellence programme and
safe production, enabling us to deliver
on our strategy and create value for
stakeholders. Consequently, our human
resources strategy is aligned with our
business strategy.
We place attracting and retaining talent,
together with skills development and talent
management at the forefront of the business.
In 2018, our human resources strategy
remained focused on our six human resource
priorities as initially outlined in 2016.
South Africa – Mponeng
Employee
and community
health
Employee,
community and
asset security
Talent management
and skills
development
Employee
safety
Related SDGs:
No poverty
Gender equality
Reduce inequalities
Decent work and economic growth
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

PEOPLE ARE OUR BUSINESS CONTINUED
Employee engagement in the
South African region
The human and intellectual capital in the South
African operations over the past 18 months
was mainly impacted by the operational
restructuring in the region.
There has been a significant reduction – 74%
or around 20,000 people – in the workforce
across the South Africa region since July 2017.
This reduction was necessitated by a business
decision to return the South African business
to profitability.
The restructuring process, which included
the sale of assets in the Vaal River region in
February 2018, entailed extensive engagement
with all key stakeholders. The process included
the placing of TauTona in the West Wits region
into orderly closure. As a consequence of these
asset sales and the outsourcing of certain
services, a significant number of jobs was
saved with the transfer of employees to the
new owners, which, together with a focus on
the on- and off-mine cost structures, helped
to reduce the final number of total (voluntary
and compulsory) retrenchments from an initially
anticipated 2,000 to 72. The human resource
aspect of the restructuring was guided by the
Employee Transition Framework, reported on in
2017, that outlined the optimal human resource
management of the process in adapting to the
rapidly evolving business and social landscape.
During the restructuring process, support
was provided to all employees, particularly
to those directly affected. Employees were
given access to psycho-social aid and
financial planning advice. Skills development
training, ranging from courses in the elds
of engineering and construction work, to
agriculture and e-learning related skills, and
various entrepreneurial programmes were
also offered. This information was supplied
to all employees in an internal publication
“Skills for Tomorrow: Employee Prospectus
2018” produced specifically to assist those
employees affected by the restructuring.
Employee training and development 2018
Number of
employees trained
Training and development
expenditure ($000)
Continental Africa 31,326 1,334
Americas 968 1,503
Australasia 2,694 1,245
South Africa 16,367 10,929
Corporate office 348 125
Global female representation
Corporate office
46
Continental Africa
8
Americas
9
Australia
19
South Africa
18
%
Gender diversity: Board
Male
73
Female
27
%
Training and development expenditure
South Africa
11.1
Americas
1.6
Australasia
1.2
Continental Africa
1.3
Total:
$15.2m
$m
Gender diversity: Executive Committee
Male
67
Female
33
%
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY
Brazil – Serra Grande

Organisational design and
operating model
AngloGold Ashanti has adopted a matrix
operating model to ensure that we operate
efficiently and to set out the depth of skills and
lines of accountability within the organisation.
The matrix is based on the following key
principles of accountability:
•
Corporate office (head office) is accountable
for overall strategy and business
development, including exploration,
compliance and governance. It is also
responsible for risk management, balance
sheet management, capital allocation, talent
management, sustainable development and
investor relations
•
The regional operations have primary
responsibility for all the operational aspects
of the business. As the areas of primary
accountability, they have authority for the
execution of the agreed business plans
and Company policies in line with the
group strategy
An integrated initiative was also adopted
to review the operating model and off-mine
costs across the business. This will lead to
the introduction of measures to improve both
costs and organisational effectiveness. This
work is currently in progress and will continue
in 2019.
Operational Excellence
To support our Operational Excellence
programme, a company-wide Health of
PEOPLE ARE OUR BUSINESS CONTINUED
Discipline Framework was approved by the
board in 2018, endorsing the Company’s
effective structures manned by capable
people, processes and systems to deliver
on the Company’s strategy and group
business objectives.
The discipline framework provides key
milestones and standard against which
effective execution can be measured and to
ensure that consistency, integrated reporting
and governance can be achieved. The primary
essence of the Health of Discipline Framework
is to ensure that functional, technical, and
leadership proficiency is available in all
roles. In addition, it enables the effective
management of career paths and promotion of
employee growth, paving the way for a sound
succession plan and a solid pipeline of talent.
This is evidenced in the recent management
changes that have taken place, primarily
drawing from the well-developed pool of talent
from within the organisation.
In 2018 much ground was covered in
implementing the human resources framework
for various disciplines including metallurgy;
geotechnical; mining and greenfields
exploration, particularly in the Continental
Africa, Americas and Australasia regions.
Worth noting is the collaboration and sharing
of knowledge and ideas that emerged during
implementation of these frameworks.
To ensure that our human resource
function is equipped to support the
business in implementing these discipline
frameworks across the group, the Human
Resources Discipline Framework was
also launched. Its primary objective is to
develop a Human Resources Competency
Framework, establishing clear role profiles
and accountabilities, and setting up career
management frameworks for human
resources.
Integrated talent management
AngloGold Ashanti’s integrated talent
management approach was developed in
2016 and has been continually strengthened
and refined. It covers talent and succession
planning, mentorship programmes, and
development of future leaders, among other
employee development initiatives.
Talent and succession planning
The CEO talent pool review is rmly established
as an annual people and management practice
that boasts the active participation of the
Executive Committee and the keen interest
of the board. The CEO talent pool comprises
Stratum IV and higher (Vice President and up)
roles, with a specific emphasis on ensuring a
healthy pipeline of leadership and critical skills
talent across the organisation.
Ghana – Iduapriem
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

PEOPLE ARE OUR BUSINESS CONTINUED
Participants in our CEO’s cross-functional and
regional talent and succession pools grew in
2018, as indicated by the following:
•
The CEO talent pool grew year-on-year by
15% to 235 employees in 2018
•
A strong focus on internal appointments for
key positions resulted in 84% of Stratum IV
and above vacancies being lled by internal
candidates
•
A retention rate of 92% for Stratum IV and
higher
•
A 9% rise in female representation in the
CEO talent pool from 2016 to 2018. This
remains a focus area
•
In South Africa, the number of historically
disadvantaged South African employees
rose by 23%, despite the significant
reduction in the workforce in the region
•
Steady progress was made in reducing
the number of expatriate employees with a
corresponding increase in the appointment
of local nationals. We continue to focus on
prioritising the local appointment of general
managers. During the year in the Continental
Africa region, we increased the number
of local hires, reducing dependency on
expatriates
•
Since 2016, there has been a 15%
improvement in the talent pool aged
between 26 and 35. This highlights the
progression of younger high potential
employees identified for leadership and
critical scarce skills positions
Future Leaders Mentorship Programme
During 2018, we launched the Future Leaders
Mentorship Programme (FLMP) to enhance
the development of our emerging talent pool
and support our integrated talent management
strategy in developing high-potential key
employees. The programme seeks to enhance
their effectiveness in their current roles and to
fast track their career progression, channelling
them into leadership and other critical roles.
Through the FLMP, we promote professional
relationships between employees where an
experienced person (the mentor) assists
another person (the mentee) in developing
specific skills and knowledge that will enhance
the mentee’s professional and personal
growth. Mentors work with mentees to design
and execute their individual development
plans – guided by input from the mentees,
line managers, and manager-once-removed
and to accelerate their career growth and
development. The mentor is an advocate who
can help the individuals access networks and
learning opportunities as well as supporting
the mentees in their work towards reaching
an independent view around career choices,
guiding them to build their careers with
AngloGold Ashanti.
Overall, 29 formal mentorship relationships
are running across our operations in South
Africa, West Africa and Australia. The focus
in 2019 will be on the rollout of the FLMP to
other operations, in our Continental Africa
and Americas regions and on establishing
mentorship more broadly as a practice within
AngloGold Ashanti.
One Young World Summit
In October 2018, eight young leaders
representing our South Africa, Continental Africa
and the Americas regions attended the One
Young World Summit in The Hague, Netherlands
as part of an initiative to ensure that the
development of participants in the Chairman’s
Young Leaders Programme is a continuous
process extending beyond the completion of
the programme. The One Young World Summit
provides a global platform for bright young
leaders between the ages of 18 and 35 to come
together and discuss global business and social
priorities. Our involvement illustrates our support
for emerging young leaders and we recognise
that they will face varied and increasingly
complex challenges as they assume leadership
roles in the future. The young leaders who
represented AngloGold Ashanti are now part of
the One Young World Network which is made
up of around 800 young leaders from some 200
countries worldwide.
South Africa – Launch of Future Leaders Mentorship Programme
2014
2015
2016
2017
2018
Continental Africa region:
Expatriates employed
(number)
211
183
166
142
133
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

PEOPLE ARE OUR BUSINESS CONTINUED
Employee engagement and
commitment
AngloGold Ashanti initiated its first biennial
global engagement survey in August 2014.
In March 2017, a second survey of employee
engagement was conducted across the
organisation to assess the success of
measures implemented to maintain and
improve employee engagement that had been
put in place to redress gaps identified in the
first survey.
The overall results of this second survey
showed an improvement in employee
engagement across AngloGold Ashanti
between 2014 at 69% and 2017 at 76%.
This improvement is considered to be above
the industry benchmark of 71%. In 2018,
we focused on identifying and implementing
interventions (jointly facilitated by leadership
and human resources), to further improve
employee engagement levels across the
organisation. An update on progress
made relating to implementation of the
interventions was presented to the board.
A third employee engagement survey will be
conducted during 2019.
Our commitment to and engagement with
our human capital includes employee
relations and collective bargaining. AngloGold
Ashanti employees have a right to freedom
of association and collective bargaining.
We engage in collective bargaining in every
jurisdiction in which we operate, except
Australia where this is not recognised. In
South Africa, all trade unions participate in the
central collective bargaining process through
the Minerals Council South Africa (previously
the Chamber of Mines) that represents gold
mining companies, including AngloGold
Ashanti. The most recent wage negotiations
took place from June to September 2018,
and resulted in a three-year wage agreement
being concluded and signed with all unions
on 17 September 2018 (effective from 1 July
2018 to 30 June 2021). In other countries,
wage negotiations are conducted between
the employer and the trade union(s) through
bargaining forums – also see regional reviews
for Continental Africa and the Americas for
further information on wage agreements that
were recently concluded.
Fair and responsible pay
AngloGold Ashanti has begun the process
of developing a framework to de fine fair and
responsible pay for all employees. Minimum
wages are normally statutorily legislated in
respect of the absolute minimum that an
employer may pay an employee. At AngloGold
Ashanti, we believe that a minimum wage
is not a living wage. A living wage is seen
to be fair and reasonable pay that enables
an employee to afford basic food, shelter,
and other basic needs in order to maintain a
satisfactory standard of living.
In determining the pay for employees, we
balance two key elements – scarce skills and
talent retention. This has become increasingly
challenging and is compounded by the need
to remain globally competitive. At AngloGold
Ashanti, we can confirm that all employees
are paid at least 25% more than the minimum
wage in the respective regions, and in most
instances much more than this. Furthermore,
benchmarking exercises are conducted
annually in each of our regions to ensure that
all employees are paid a market-related salary
for their roles, with due consideration of levels
of performance.
Our remuneration philosophy is to pay
employees at the median of the market-
related salaries. Those employees with
scarce or critical skills receive pay that is
closer to the 75
th
percentile of the market.
The market median, which is well above the
minimum wage, is calculated as the middle of
a distribution of market salaries when ranked
from lowest to highest. Given the median,
50% of the sample falls above the median and
50% fall below. Based on a recent exercise
conducted in 2017, all employees are paid
at or around the market median, with some
employees being paid at the 75
th
percentile
of the market. For further information, see our
<Remuneration Policy>
in this report.
In terms of our Supplier Code of Conduct,
we encourage our suppliers to fairly pay their
employees, with which all vendors (existing
and potential) are required to abide. This code
conforms with the United Nations Guiding
Principles (UNGP) on Business and Human
Rights to which AngloGold Ashanti has
committed. Implementation of this code lies
with the regional procurement offices and is
applied within the laws of the respective country.
Additionally, our Internal Audit conducts audits
on supplier contracts and we also commission
independent audits by external providers to
review supplier compliance. As an example,
at Siguiri, we have ensured that the mining
contractor employed pays a living wage by
enforcing this code. At the tendering stage
of the contract process, we gave potential
suppliers guidance on expected labour
rates in line with the salaries and benefits of
employees at Siguiri. These rates were ultimately
incorporated in the contract cost model.
Diversity and inclusion
Our business success is underpinned by our
need to achieve an all-inclusive culture which
leverages off the diversity of our employees
and stakeholders. Embracing diversity drives
social cohesion and enables us to tap into the
full extent of the talents and potential of all those
we work with.
At AngloGold Ashanti we conduct diversity
and inclusion assessments across the group,
designed to better understand any practices
that may act as barriers to inclusion. The
findings of these assessments, which were
carried out after a directive from the board’s
Sustainability, Ethics and Social Committee,
will culminate in the drafting of a global
framework to address the highlighted issues.
The framework will move away from a generic
coverall approach, taking into consideration
aspects specific to different regions, cultures
and legislations.
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SECTION 2 / DELIVERING ON OUR STRATEGY

PEOPLE ARE OUR BUSINESS CONTINUED
AngloGold Ashanti works in many countries
and to ensure we operate in line with our
values of Dignity and Respect and Valuing
Diversity. We strive to ensure widespread
integration and acceptance of various cultural
differences. Our geographic diversity provides
us with many opportunities to engage with a
multitude of cultures.
We recognise that diversity has to do with
more than race or ethnicity. Our employees
have varying characteristics based on their
religious and political beliefs, gender or
their ethnic, educational or socio-economic
background, sexual orientation and geographic
location, among others. Our current focus is
gender equality. This consciously shines a light
on women at all levels of the organisation,
addressing equal opportunities, comparable
pay, and suitable facilities in the workplace,
particularly on mine sites.
We collaborate with the talent management
team to increase representation by women in
technical roles and to address the shortage
of women at senior and junior management
levels. Through the Chairman’s Young
Leaders Programme, the talent management
process contributes to building the female
employee pipeline.
During the year, AngloGold Ashanti focused
on two ways to further gender equality. The
first related to creating conditions that allow
women to thrive in the organisation. The second
focused on attracting, retaining, developing and
promoting women in the Company.
Promoting employment in the mining sector
positively is key when working to attract
more young women to the industry. Another
important element in female recruitment is
to promote the STEM (science, technology,
engineering and mathematics) subjects at
school and university and to encourage woman
to select these when making education and
career choices.
AngloGold Ashanti also supports and
participates in the 30% Club’s Board Walk
programme and Women in Mining initiatives.
These provide networking opportunities, training
and exposure to senior women in management
and in executive positions. Participation in
these programmes provides platforms for open
conversations and sharing about the barriers
and challenges women face in the workplace.
Our efforts to promote a diversity and inclusion
agenda were recognised during 2018. At the
annual Gender Mainstreaming Awards, hosted
by Business Engage South Africa, the Company
won the Empowerment of Women in the
Community Award. It was runner up in several
other categories.
Women leadership in AngloGold Ashanti also
received various accolades with Tirelo Sibisi, our
Executive Vice President: Human Resources,
awarded South Africa’s Institute of People
Management’s 2018 Human Resources Director
of the Year award. Ria Sanz, our Executive
Vice President: Group Legal, Commercial,
Governance and Company Secretary, was
honoured by her inclusion on the prestigious
list of the Top 100 Global Inspirational Women
in Mining. Our CFO, Christine Ramon, was the
first runner-up for the Positive Role Model and
for Gender Reporting by JSE-listed companies,
and was second runner-up in the Woman
in Executive Committees in Multinationals
Award. Christine is also the first woman to be
named South Africa’s CFO of the Year at the
2018 CFO awards. She was also honoured
with the Compliance and Governance, High
Performance Team and Moving into Africa
awards at the same event.
Diversity focus for 2019
In the short-to-medium term, local focus
groups are to be established which will
combine to create a Global Women’s Forum.
This will be a safe space for women to
raise issues affecting them from a gender
perspective. Policies are being made gender
neutral. Where vacancies exist, priority will
be given to female candidates, provided they
meet role requirements.
The formulation and approval of our Global
Diversity and Inclusion Policy, with country-
specific implementation guides, will allow site
management to design and guide initiatives
locally with oversight coming from the centre.
Diversity and inclusion workshops and
training is to be rolled out at all sites. The
workshops will create a common platform for
the introduction of a collaborative approach,
with the aim of building a culture of inclusion
within AngloGold Ashanti. This will be
achieved by acknowledging and respecting
the differences of all employees and
communities, and by equipping and enabling
staff to grow and improve on relationships
within our organisation.
Key developments include:
•
more focus on succession planning for
and development of potential mine general
managers to ensure we have the right
people running the business, and that we
have a strong pipeline of successors in
keeping with localisation requirements
•
ensuring clear succession criteria for critical
roles against which talent can be evaluated
for succession planning purposes
•
continuing to focus on female representation
in key positions, especially for leadership
roles (vice president and higher)
•
investing in additional objective data points
(such as leadership assessments) to inform
succession and development planning
decisions and investments
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Keeping our people safe
What we did in 2018
Work continued on embedding and integrating
safety into the business. A multi-disciplinary
Technical Standards Committee was
established to provide input into and oversight
of the development and review of safety-related
standards applicable across the Company.
The revised Major Hazard Control Standards,
which we approved in November 2018,
incorporate leading practice requirements for
the development of critical controls and other
defences to protect employees from harm in
the workplace.
Work on integrating safety into the Operational
Excellence programme also began. This work
included mapping and translating ISO 45001
concepts into work processes to ensure
that methods, such as approaches to risk
management, are aligned across the Company.
Other aspects of safety-related work
conducted during the year included the
monitoring of compliance with existing critical
safety controls for fatal risk hazards. Cross
pollinating learnings from one region to another
has assisted greatly in uplifting the general
quality and compliance of lock out and tag
out controls, which are considered crucial in
preventing fatal injuries.
In engaging with and assessing line
management, we have gained a deep
understanding of site-specific issues and
the actions required to address them. Action
seeking to shift the operational culture so as to
eliminate fatal incidents is currently underway
at Cuiabá (AGA Mineração) in Brazil.
From a certification and standards perspective,
in February 2018, the ISO 45001 standard was
issued to replace use of the OHSAS 18001
assessment series. The move to ISO 45001
was used to strengthen the internal safety
assurance process. Work included reviewing
internal safety standards and practices, along
with the assessment protocols used.
Alignment with ISO 45001 is expected to be
completed in early 2019. Parallel to, and in
support of, the Company move to migrate
from OHSAS 18001, Sunrise Dam attained
ISO 45001 certification during 2018. Other
operations will be working toward ISO
45001 certification over the next three years.
ISO 45001 is based on the conventions
and guidelines of the International Labour
Organisation.
Our safety performance
Sadly, in the first four months of the year, there
were three fatal injuries, two in South Africa
and one in Brazil. The group AIFR of 4.81 per
million hours worked for 2018, represents a
36% improvement compared to 2017.
This is the best in the Company’s history and
was predominantly driven by the de-risking of
the South Africa region. The AIFR for the South
Africa region improved by 19%, from 12.68
per million hours worked in 2017 to 10.25
compared to 2018.
Testament to these successes, the South
Africa region’s Surface Operations was
recognised by MineSafe as the most improved
mining operation on a year-on-year basis.
MineSafe is an industrial body representing a
collaborative effort between mining companies,
employee bodies and the South African
Department of Mineral Resources, and the
award is MineSafe’s highest ranking prize.
The average AIFR for the other regions
combined deteriorated by 15%, from 2.00 to
2.29 in 2018.
Reporting of high-potential incidents (HPIs)
continues to raise awareness, facilitate
organisational learning and effect more
robust controls. Although the number of
reported incidents is declining, the continued
occurrence of HPIs is an indication that
residual operational safety risk profiles remain
high, with consequent vulnerability. However,
during the year, there were 31% fewer HPIs in
2018, from 210 in 2017 down to 145.
PEOPLE ARE OUR BUSINESS CONTINUED
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SECTION 2 / DELIVERING ON OUR STRATEGY

In conducting our business activities, we are mindful of the impact we may have on host communities and the environment – our social and natural capital. Our values speak directly to our related responsibilities –
dignity, respect and accountability, communities and societies and the environment. These responsibilities are in turn addressed by the first of the five pillars making up our strategy.
Contributing positively to communities and demonstrating responsible environmental stewardship are critical aspects of acquiring and maintaining AngloGold Ashanti’s social licence to operate. Strong environmental, social and governance (ESG) performance is also a critical element to maintaining our licence to operate and investor confidence. We continue to keep this as one of our key focus areas.
Focus on people, safety,
and sustainability
Related strategic objective:
GOVERNANCE
Good corporate governance is integral
to how we operate, to long-term value
creation and thus to the sustainability of
our business. We apply the principles
and recommendations set out in the
King IV Report and other relevant
laws, and comply with all the listings
requirements of the stock exchanges on
which we are listed. We are committed
to promoting good governance and
providing ethical leadership with the
board responsible for oversight of
corporate governance, controls and risk
management at AngloGold Ashanti.
The board acknowledges that sound
governance principles and practices
underpin value creation for shareholders
and the sustainability of the business,
and are thus crucial to the achievement
of the business objectives. Our
governance processes are set out
in
<Corporate Governance>
in this
report. Also see the Audit and Risk
Committee chairman’s letter for board
accountabilities, corporate governance
performance areas during the year, and
our assurance processes.
We are committed to ethical leadership
and good governance and transparency
as an integral part of our culture. We
engage openly with various indices such
as the FTSE Russell, the Responsible
Mining Index (RMI) and the RobecoSAM
Dow Jones Sustainability Index (DJSI),
which have given good ratings on our
sustainability performance.
This is also demonstrated in various
ways, including our employee
engagements and general relations as
set out in
<People are our business>
section in this report, as well as in
our stakeholder engagements. For
example, the constructive shareholder
engagements which have helped in
guiding our remuneration policy.
The remuneration committee engaged
successfully with management
throughout the year, balancing the goals
of retaining and attracting talent across
the business, addressing the legacy pay
gap across the organisation and putting
in place processes for delivery on our key
strategic goals.
Additionally, we have a strategy in
place to attract, motivate and retain
a skilled workforce through fair,
responsible, transparent and competitive
remuneration.
Environment:
Related material issues:
Safety and communities:
Employee
safety
Employee,
community and
asset security
Employee
and community
health
Artisanal and
small scale
mining (legal and
illegal)
Contributing to
self-sustaining
communities
Respecting
human rights
Responsible
environmental
stewardship
Integrated closure
management
MANAGING OUR SUSTAINABILITY AND ESG IMPACTS
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SECTION 2 / DELIVERING ON OUR STRATEGY

MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED
OUR INDICE RANKINGS
FTSE/JSE Responsible Investment (FTSE4Good)
Index Series
In 2018, AngloGold Ashanti retained its status as a constituent of the FTSE4Good Index Series and was ranked among
the top performers. This index identifies companies that
demonstrate strong ESG practices, measured against global
peers. In each of these practices, AngloGold Ashanti scored
consistently higher than the averages for the industry as a
whole (basic metals) and the gold mining sub-sector.
AngloGold Ashanti scored as follows:
•
Overall rating: 4.2 out of a maximum achievable score of 5
(2017: 3.2)
•
Environmental performance: 4.2
•
Social performance: 4.0
•
Governance: 4.6
This index series allows investors to better integrate ESG
considerations into their investment decisions, assisting in ensuring that their portfolio holdings comply with best practice in each area.
RobecoSAM Dow Jones Sustainability Indices (DJSI)
AngloGold Ashanti was selected in 2018, for the third
consecutive year, for inclusion in the RobecoSAM Dow
Jones Sustainability Emerging Markets Index for continued
improvement in our sustainability practices. In 2018, 75
companies in the metals and mining sector were invited to
participate, with 58 being comprehensively assessed in terms of the economic, environmental and social factors. AngloGold
Ashanti retained its membership of the DJSI emerging markets index and achieved an overall score of 66 (industry average
score: 37), and was in the 86th percentile relative to its peers.
The scoring was as follows:
•
Economic performance: 64 (average industry score: 42)
•
Environmental performance: 70 (average industry score: 33)
•
Social performance: 66 (average industry score: 35)
The RobecoSAM Dow Jones Sustainability Index measures
companies’ performance on sustainability practices.
RobecoSAM publishes the globally recognised Dow Jones
Sustainability Indices, together with S&P Dow Jones Indices.
Responsible Mining Index
The Responsible Mining Foundation, a charitable non-profit
organisation based in Amsterdam, has created the RMI to
assess companies in terms of “what society can reasonably
expect of large-scale mining companies”. The index examines
the extent to which companies address a range of economic,
environmental, social and governance (EESG) issues across
their mining activities.
The 2018 index covered 30 mining companies from 16
countries, including publicly-listed, state-owned and private companies. Six performance measures were used to assess
policies and practices on the EESG aspects for which
AngloGold Ashanti’s ranking was as follows:
•
1 for working conditions
•
3 for lifecycle management
•
4 for community wellbeing
•
4 for environmental responsibility
•
10 for business conduct
•
16 for economic development
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Safety
Safety remains our first value and our most
significant material issue, and we remain
committed to achieving our objective of zero
injury and harm. We recognise that as a
company, we will continue to be judged by our
ability to protect employees from avoidable injury
and harm. Safety management is embedded
and integrated into the business, and our risk
management processes support the drive to
ensure that our workplaces are free from harm. In
addition, line management is enabled to promote
safe operations, through our safety strategy.
During 2018, understanding and
management of operational safety risk profiles
in challenging operating conditions continued
to be a major focus.
Following on the implementation and
continuous reinforcement of the safety strategy
at our operations, our safety performance has
improved over the years. The decline in the rail-
bound transport risk in South Africa has largely
been due to installation of technical controls for
underground transport at Mponeng, including
collision avoidance devices, front-driven
locomotives and electronic remote signalling.
Seismic risk continued to present a significant
challenge in relation to ground control.
Additionally, heightened risk due to business
rationalisation and changes in organisational
structures required a greater focus on change
management. However, these were carefully
controlled and managed, as evidenced in our
improved safety performance.
In our other regions, there were no significant
organisational changes or operational
interventions to affect the overall risk profile.
The progressive expansion of underground
mining in these regions is not expected
to materially change the risk profile, as
mechanised mining methods are used.
Communities
One of AngloGold Ashanti’s values is that
the communities and societies in which we
operate should be better off for our having
been there. As our operations either develop
and expand, requiring land, or embark on
closure, the principle of shared value gains
prominence, making this value ever more
significant. Increasingly, host communities and
nations expect the mining industry to contribute
to their development and to share yet more of
the value generated from mineral extraction.
Community expectations for a fair deal and
meaningful existence include realising current
value from the mineral endowments, land, as
well as being able to thrive after the conclusion
of mining operations. We have also observed
a convergence of formal mining licensing
requirements at national level, with societal
interpretations of the social licence to operate.
AngloGold Ashanti remains committed to
working with governments and communities
in these matters and being accountable to our
shareholders to mine responsibly and adhere
to good ESG practices.
While community demands and the
complexity of social challenges faced may
be felt more acutely at our operations in
emerging economies, where the challenges
of poverty, unemployment and inequality are
most visible, the concept of shared value is
relevant across all our operations.
Our social performance is a critical determinant
of our continued ability to conduct our
business activities, underpinning as it does our
ability to maintain our social licence to operate.
Our 2030 aspirational community goal, which
is aligned with the SDGs, is: Self-sustaining
communities – free from poverty and inequality.
To deliver on this aspiration, we endeavour to
ensure that communities experience real and
sustainable benefits from our operating activities.
Such an approach, which is likely to boost
our competitive positioning, is aligned with the
increasing emphasis on responsible investment.
For more detailed information on our
contribution to self-sustaining communities,
see
<SDR>
. This report also contains
information on our performance and work
relating to community health, community and
asset security, respecting human rights and
artisanal and small-scale mining.
Socio-economic development and
community upliftment
The socio-economic development of
host communities is vital if they are to be
self-sustaining during and beyond mining
operations. Our group sustainable development
strategy focuses on strengthening the mine
value chain by promoting local participation
(ownership) and local value add.
MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED
Ghana – Obuasi
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SECTION 2 / DELIVERING ON OUR STRATEGY

To embed this new approach across the
Company, in August 2018, the executive
signed off a group Local Procurement Policy.
This policy seeks to establish a company-wide
sustainable local procurement programme to
safely and ethically stimulate economic and
social development within the countries and
communities where we operate.
The policy recognises that building capability
within the local value chain, along with
establishing partnerships to support
diversi cation of local suppliers, is central to
their sustainability in the long term. This policy
was formally launched throughout the group in
2018. The launch was followed by a campaign
in the Americas, Australasia and Continental
Africa to mobilise and guide operations on its
implementation.
In addition to the contribution made through
local procurement, a range of enterprise
development and social infrastructure-related
initiatives continued across the Company. For
the year, global community investment totalled
$22.25 million. For further detail, see the
Regional Reviews in this report, the <OP>
and the <SDR>.
MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED
Principles underpinning the
group Local Procurement Policy
As a strategic imperative, we will make
every reasonable effort to procure all
goods and services locally. Non-local
purchases will require requisite approval
Beyond local ownership, we will drive
strategic partnerships which create
local employment, skills transfer, and
economic value-add
We should actively develop local
suppliers to create capacity and
capability
We will seek to create competitive and
diverse options for supply that can be
sustainable beyond life of mine
Implementation will require extensive
internal and external engagement
Environment
While many of the environmental issues
faced vary by region – a function of local
conditions, the nature of the operation and
differing regulatory frameworks – certain
aspects such as water, land and energy,
feature across the organisation. Although
these are affected by both our business
practices and local regulatory frameworks, the
related environmental dynamics may vary. For
instance, some operations experience water
scarcity while at others the challenge relates
to an excess of water. As we operate in water
scarce areas, we remain conscious that this
Total procurement spend
Proportion of spend on local suppliers
$2.06bn    78%
2014
2015
2016
2017
2018
Total procurement spend
($ billion)
2.60
2.10
1.98
2.29
2.06
Total regionally*
managed
procurement spend
31%
$0.64 billion
Total centrally*
managed
procurement spend
$1.42 billion
69%
Community investment by region
Continental Africa
39
Americas
41
Australasia
3
South Africa
17
%
2014
2015
2016
2017
2018
Community investment
($ million)
14.80
15.22
20.16
24.05
22.25
* Centrally managed procurement relates to that which is managed or locally sourced while regionally managed procurement is that which is managed and sourced from beyond the borders of the country concerned
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

resource is to be shared with other users
such as local communities. We have become
increasingly proactive in this, as our approach
to environmental management and stewardship
has matured over the years. This has gone
hand in hand with enhanced understanding
that good environmental management is a
prerequisite for good business performance,
and that the development and maintenance
of controls to prevent and mitigate negative
environmental impacts must be incorporated
into business planning, resource allocation and
work processes.
Our 2030 aspirational environmental goal,
which is aligned with the SDGs, is to ‘Eliminate
harm and use natural resources optimally’.
Additionally, operational leaders are
assuming more accountability for reporting
on and addressing environmental impacts.
An indicator of our overall environmental
performance is the number of reportable
environmental incidents. Just two were
reported in 2018, down from five in 2014. In
addition, all our operating mines are now ISO
14001: 2015 certified.
Key aspects of our environmental stewardship
and management relate to the issues
discussed below:
Water management
Water management has remained a key focus
for AngloGold Ashanti. Variances in water
consumption at our operations are influenced
by differences in climate, the nature of available
water sources, as well as mine and processing
plant designs. Over the years, AngloGold
Ashanti has consistently focused on reducing
the absolute amount of water consumed, as well
as the intensity of water use as measured by
kilolitres of water used per tonne treated. Water
import sources include utility companies, rivers
and lakes, ground water, and water draining
into pits and deep underground workings. Over
the past year, we reduced our total water usage
by12% from last year, with specific year-on-year
changes attributable to the reduction in number
of operations in South Africa following the sale
of some of the mines and putting others under
orderly closure. Year-on-year water imports
in South Africa reduced by 28% and intensity
reduced by 20%. This resulted in an improved
company performance across both parameters.
Work continues to further improve these
parameters at all operations.
AngloGold Ashanti has contributed actively to
the development of the International Council of
Mining and Metals (ICMM) water stewardship
position statement and subsequent
implementation of the guidance document. As
a participant in its design, AngloGold Ashanti
also presented an overview of the position
statement at a thought leadership meeting of
the Future Water Institute, University of Cape
Town, in August 2018.
MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED
2014
2015
2016
2017
2018
Water use efficiency
(Kilolitres per tonne treated)
0.60
0.64
0.59
0.61
0.57
2014
2015
2016
2017
2018
Water use
(Megalitres)
63,721
59,601
50,716
52,219
45,892
Energy and climate change
Climate change is a global challenge
posing risk to society and the environment.
AngloGold Ashanti is focused on climate
change mitigation by reducing emissions and
improving our efficiency of fossil energy use.
Most of the energy we consume is generated
from fossil fuels. It is either being purchased
from coal- red utilities or generated by our
operations through the combustion of fossil
fuels. A minor percentage of our energy is
sourced from hydropower, with more than
95% of the related greenhouse gas (GHG)
emissions resulting from energy consumed.
In 2008, AngloGold Ashanti announced a
long-term target of reducing its GHG emission
intensity by 30% from 2007 levels over 15
years. The confirmed time-frame is 15 years
(2022) using the metric of tonnes of CO
2
equivalent per tonne of ore treated. While there
have been more improvements over the past
10 years, the sale of some of the underground
2014
2015
2016
2017
2018
Energy consumption
(Petajoules)
32
29
29
30
25
2014
2015
2016
2017
2018
Energy intensity
(Gigajoule per tonne treated)
0.30
0.31
0.33
0.35
0.32
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SECTION 2 / DELIVERING ON OUR STRATEGY

assets in South Africa early in 2018 provided
another step change in our emission intensity
profile, dropping to 46% below the 2007
base year. Energy efficiency gains in South
Africa contributed much of the reductions
achieved during 2018. Overall, the Company’s
greenhouse gas emissions intensity declined by
35% for the year. Details of this are covered in
the <SDR>.
Protecting biodiversity
In minimising and addressing our impact on the
environment, we seek to protect biodiversity in
the areas in which we operate. This underpins
our respect for the environment. One of our
most significant biodiversity initiatives is that
underway in the Australia region. This overseen
by the Great Victoria Desert Biodiversity Trust
which protects vegetation and threatened fauna
in the Great Victoria Desert. For more on this
see the <Regional review – Australasia>
.
In addition, in Colombia, we have obtained the
necessary environmental approvals relating to
biodiversity to certain of our projects. For the
Gramalote project, the Flora Compensation
Plan to offset project-related biodiversity
losses that we submitted early in the year has
since received a resolution from the Regional
Environmental Authority and the Environment
Ministry’s Forestry Directorate, allowing the use
of and cutting of priority plant species in areas
not already permitted. In the second half of the
year, the Quebradona Project received its Biotic
Research Permit from the Corantioquia Region
Environment Authority. This critical permit is
required to collect fauna and flora samples from
within the project’s area of influence, and to
complete environmental baseline studies.
Managing our tailings facilities
Understanding the integrity of our tailings
facilities and actively managing any potential
risks remain priorities. We are mindful that
while the likelihood of a tailings failure is low,
the consequences should this occur could
potentially be catastrophic.
All our tailings and heap leach facilities are
actively managed in line with international
practice and are audited annually. Monitored
facilities include all those under development,
all active structures, those being reclaimed
and dormant ones. Audit and risk ratings
consider current and future stability, tailings
capability under various operating and
climatic conditions, potential impacts such as
groundwater contamination and preparedness
for adverse events.
Audit considerations and our risk ratings
consider current and future stability, tailings
capability under various operating and
climatic conditions, potential impacts such as
groundwater contamination, and preparedness
for adverse events. Any remedial action taken is
also actively monitored.
In South Africa, a prefeasibility study
MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED
2014
2015
2016
2017
2018
GHG emissions
(Kilotonnes)
4,613
4,162
4,062
3,953
2,571
2014
2015
2016
2017
2018
GHG emissions intensity
(Kilogram of GHG per tonne treated)
43
45
48
46
32
conducted for the Kareerand tailings storage
facility expansion project identified key design,
geotechnical and potential groundwater
contamination. Work done included an
environmental and social impact assessment.
Mitigation measures for this included a
combination of a groundwater interception
bore field, phytoremediation and provision for
water treatment after closure in 2042.
AngloGold Ashanti has a clear framework that
sets principles, standards and guidelines for
the construction, management and oversight
of its TSFs. It is our obligation to ensure
that our TSFs are stable, non-polluting and
contained. We are guided in this regard by
international practice, and conduct regular
detailed inspections by internal specialists
and independent third-party experts, as
well as ongoing monitoring and ongoing
preventive maintenance.
Responsible consumption and cyanide
code certification
AngloGold Ashanti participates in and is
committed to the International Cyanide
Management Code, of which it is a founding
signatory. The code focuses on the safe
manufacture, transportation and use of cyanide
in gold production.
During the year, Córrego do Sítio II (AGA
Mineração) and Tropicana attained their maiden
certifications. Additionally, MWS which is part
of surface operations in South Africa, is also
preparing for certification. This is the only active
operation where cyanide code certification
remains outstanding. The final certification audit
is due in 2019.
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

feasibility report and are the foundation of
a new mine’s closure plan. In brownfields
projects, incremental closure activities and
associated costs arising from the project are
documented, using the existing closure plan
as a baseline and as a source of relevant
rates. This approach is being applied to
the Obuasi redevelopment and to the
Quebradona project
•
Strengthening the local supply chain’s
capability within the mining value chain
is an important social and economic
aspect of closure. Operations, particularly
in Continental Africa, have begun
implementation of the local procurement
policy, setting targets and identifying
opportunities at operational level
•
Accelerated environmental management of
the South Africa region’s footprint which has
shrunk following the asset sales and orderly
closure of operations in recent years. Certain
rehabilitation projects have been brought
forward as we address our environmental
liabilities
For more detailed information on environmental
management and integrated closure, see
<SDR>.
Integrated closure management
Integral to our environmental stewardship
and management is mine closure. Closure
planning has both environmental and
social implications and it interfaces with all
dimensions of sustainable development
-the economic, social, environmental and
governance aspects. At AngloGold Ashanti
we have closure management processes in
place which are executed from exploration
stage until mine closure. Considerations in this
process would include addressing the possible
environmental impacts, such as the effects of
pollution after closure, reclamation of land for
productive use during operations and post-
closure, and effective management of mining
infrastructure. In addition to risk mitigation,
increasing attention is being paid to possible
opportunities that need to be explored and
capitalised on during the entire mining lifecycle
– from design, through operations and beyond
closure. This includes active and concurrent
rehabilitation, repurposing of waste, supply
chain development and alternative land and
infrastructure use.
Rehabilitation is sometimes accelerated to
manage closure liabilities, reduce costs and
free up land for alternative economic use as
and when considered necessary. Freeing up
land was done in Ghana, at Obuasi, where
AngloGold Ashanti surrendered 60% of the
Obuasi mine concession to the government of
Ghana to, among others, encourage a range
of socio-economic development activities in
the region. Currently, accelerated rehabilitation
is being undertaken at Sadiola and Siguiri.
At Tropicana, a novel approach to
rehabilitation includes biodiversity and
community participation.
At Yatela, where integrated closure is
proceeding, rehabilitation is focused on care
and maintenance of previously rehabilitated
areas and continuation of the heap leach pads
rinsing pilot project. The closure process here
is due for completion in 2021. See
<Planning
for the future>
for more information. Further,
the sale process is underway which will take
into account completion of the rehabilitation
and closure of the Yatela site.
Concurrent rehabilitation and effective land
management continued to be central pillars
of our integrated closure management
programmes during the year.
Related actions in 2018 were:
•
In greenfields projects, the main closure
elements and costs are detailed in the
MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED
Brazil – Cuiabá, AGA Mineração
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

Remediation obligations and
provisions
The Company’s long-term environmental
remediation obligations include
decommissioning and restoration liabilities
relating to past operations. These obligations
are based on an operation’s Environmental
Management Plan and the relevant regulatory
requirements. An assessment of closure
liabilities is undertaken annually and these
liabilities are presented in the table alongside.
Provisions for remediation costs are made
when either there is a present obligation,
when it is probable that expenditure on
remediation work will be required or when the
cost can be estimated within a reasonable
range of possible outcomes. These costs are
based on information currently available, the
technology expected to be available at the
time of the clean-up, the expected time-
frame for remediation, laws and regulations
presently or virtually certain to be enacted, and
previous experience of remediation. Provision
for restoration and decommissioning costs is
made at the present value of the expenditures
expected to settle the obligation using
estimated cash flows based on current prices
and discounted at a pre-tax rate that reflects
current market assessments of the time value
of money.
Rehabilitation liabilities per operation ($ million)
Operation
2018
2017
Restoration
Decom-
missioning
Total
Total
Continental
Africa
234.8 143.5 378.3 430.9
Ghana
Iduapriem 30.1 12.7 42.8 44.3
Obuasi
(3)
126.9 36.3 163.2 211.4
Guinea
Siguiri
29.0 24.1 53.1 59.4
Mali
(4)
Morila – 7.6 7.6 9.0
Sadiola 14.1 12.5 26.6 26.6
Yatela
4.2 8.1 12.3 13.2
DRC
Kibali
(4)
– 10.6 10.6 10.5
Tanzania
Geita
30.5 31.6 62.1 56.5
Americas 101.6 35.9 137.5 146.6
Argentina
Cerro Vanguardia
51.4 17.7 69.1 66.2
Brazil
AGA Mineração 35.7 12.9 48.6 57.3
Serra Grande
7.3 5.3 12.6 16.4
United States of
America
Other
0.4 – 0.4 0.5
Colombia
La Colosa 6.4 – 6.4 5.8
Gramalote
(4)
0.4 – 0.4 0.4
Australasia
54.8 33.7 88.5 88.3
Australia
Sunrise Dam 25.4 15.2 40.6 42.1
Tropicana 29.4
18.5 47.9 46.2
South Africa
12.4 63.3 75.7 118.5
Great Noligwa
(1)
4.6 26.1 30.7 31.6
Operation
2018
2017
Restoration
Decom-
missioning
Total
Total
Kopanang – – – 9.3
Moab Khotsong – – – 18.8
TauTona
(2)
2.7 14.2 16.9 21.2
Mponeng 1.6 3.1 4.7 8.6
Legacy projects
- Vaal River
– 2.8 2.8 3.0
- West Wits – 0.2 0.2 0.4
- Other 0.2 – 0.2 0.2
First Uranium SA 3.3 16.9 20.2 24.6
Nufcor – – – 0.8
403.6 276.4 680.0 784.3
Less equity-
accounted
investments
included above
(4)
(18.6) (38.9) (57.5) (59.6)
Less liabilities held
for sale included
above
(5)
– – – (29.1)
Total 385.0 237.5 622.5 695.6
(1)
Includes Vaal River shared infrastructure which does not form part of the liabilities held for sale in 2017
(2)
Includes Savuka
(3)
Includes Mpasatia (Bibiani pit)
(4)
The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia
(5)
Includes the liabilities held for sale of Moab Khotsong, Kopanang and Nufcor
MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED
INTEGRATED REPORT 2018

SECTION 2 / DELIVERING ON OUR STRATEGY

LEADERSHIP AND
ACCOUNTABILITY
SECTION 3
We review our performance and philosophy regarding
corporate governance, remuneration and assurance of
the information presented in this Integrated Report.
IN THIS SECTION
Ethical
leadership
Responsible
corporate citizen
Promoting
diversity
Fair and
responsible pay
I N T E G R AT E D R E P O RT
141
SECTION 3 / LEADERSHIP AND ACCOUNTABILITY
INTEGRATED REPORT 2018

•
Reviewed the trading and market updates and the half year and full year results
•
Confirmed the integrity and quality of and signed-off the group’s
Integrated Report, Annual Financial Statements and the Form 20-F
•
Assessed accounting judgements and estimates
•
Reviewed tax provisions and contingencies
•
Considered the Mineral Resource and Ore
Reserve Report
•
Assessed going concern assumptions and
solvency/liquidity requirements
•
Monitored the XBRL and i-XBRL filing
processes
•
Assessed scope and effectiveness of
systems to identify, manage and monitor
financial and non-financial risks
•
Reviewed the procedures for detecting,
monitoring and managing the risk of fraud
•
Reviewed scope, resources, results and
effectiveness of internal audit department
•
Approved the internal audit plan, monitored
its execution and approved subsequent
changes to the plan
•
Ensured that a combined assurance model is applied to provide a co-ordinated approach to all assurance activities (see statement of internal control)
•
Assessed significant whistle-blowing reports
•
Monitored the governance of information technology (IT) and
effectiveness of the group’s information systems, including cybersecurity.
For IT governance processes, see page 3 of the <AFS>
•
Reviewed developments in reporting standards, corporate governance and best practice
•
Reviewed the adequacy and effectiveness of the group’s compliance function
•
Conducted a self-assessment to evaluate the committee’s effectiveness
•
Reviewed the expertise, experience and performance of the finance function and Chief Financial Officer
•
Assessed the effectiveness of the internal audit
function through an independent external quality
assurance review
•
Reviewed the terms of reference of the Audit
and Risk Committee with no significant
amendments required
•
Nominated the appointment of independent
external auditors for approval by shareholders
•
Assessed their effectiveness
•
Reviewed and approved terms of engagement
•
Approved the external audit remuneration
•
Approved auditors’ integrated audit plan
•
Pre-approved all non-audit services
•
Reviewed their independence based on written
confirmation of independence and length of
tenure and concluded there were no impediments
to auditors’ independence
•
Considered results of most recent reviews by the Independent Regulatory
Board of Auditors (South Africa) and Public Company Accounting
Oversight Board (United States) and confirmed that there were no significant matters reported
•
Approved the appointment of external auditors to provide independent limited assurance on certain sustainability indicators as included in the <SDR>
AUDIT AND RISK COMMITTEE:
CHAIRMAN’S LETTER
The Audit and Risk Committee
is charged with ensuring the
integrity of information and
transparency of corporate
reporting to stakeholders in line
with relevant reporting standards.
The Audit and Risk Committee executed
its duties in terms of paragraph 3.84(g)
of the JSE Listings Requirements as
reported in the Audit and Risk Committee
Chairman’s Letter in the <AFS> (pages 1
to 6).
It is the Audit and Risk Committee’s
principal fiduciary duty to oversee the
integrity of the group’s internal control
environment and to ensure that the
Company’s financial statements comply
with International Financial Reporting
Standards (IFRS) and fairly present
the financial position of the group and
the Company and the results of their
operations.
The Audit and Risk Committee’s duties
to the Company as required by section
94(2) of the Companies Act, JSE Listings
Requirements, as recommended by King
IV, and the board-approved terms of
reference are set out in the Audit and Risk
Committee’s annual work plan. These
duties were discharged as follows:
Financial
reporting
Governance
System of
internal control
and risk
management
External
auditors
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Looking forward
The Audit and Risk Committee understands that its work is increasingly broad and complex and that, as a committee, we are required to keep abreast of developments impacting
AngloGold Ashanti.
During 2019, the Audit and Risk Committee will continue to monitor:
•
the impact of the new leases’ accounting standard applicable from 1 January 2019 on the existing accounting policies and contracts in place
•
progress made in terms of the XBRL and i-XBRL tagging process for SEC and the Companies and Intellectual Property Commission for filing purposes
In the spirit of continuous re nement and improvement of the group’s combined assurance model and changing operational risk profile, the Audit and Risk Committee will continue to monitor the successful integration of the core technical engineering and mining disciplines into the combined assurance review process during 2019. The committee will also consider the group’s approach to
Mandatory Audit Firm rotation which will be effective for the 2024 financial period.
Statement of internal control
The opinion of the board on the effectiveness of our internal control environment is informed by the conclusion reached by the Audit and Risk Committee.
The Audit and Risk Committee assessed the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group’s system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls. The assessment, when considered with information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, led to the conclusion that nothing has come to the attention of the board that caused it to believe that the
Company’s system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.
Group Internal Audit Statement
Group Internal Audit provides internal independent assurance to the AngloGold
Ashanti Audit and Risk Committee delivering an assessment of the effectiveness of
AngloGold Ashanti’s ethical culture, its governance of risk management, governance of information technology, compliance with laws, rules, codes and standards, and of the design, implementation and effectiveness of internal controls over financial reporting. Group Internal Audit conforms with the Institute of Internal Auditors’
International Standards for the Professional Practice of Internal Auditing, and follows a risk based combined assurance programme in providing assurance on the internal control environment of the group.
In this, it is further supported by a quarterly control self-assessment performed on internal controls over financial reporting. Group Internal Audit also reviews the managerial processes in place to support the preparation and finalisation of the
Integrated Report. Group Internal Audit is of the opinion that the governance, risk management and internal control environment is effective and that the internal controls and processes designed and implemented to manage the Integrated Report reporting process are effective and form a sound basis for the preparation of a reliable Integrated Report. This assessment forms the basis for the Audit and Risk
Committee’s recommendation in this regard to the board.
Thienus Coetzee
Senior Vice President: Group Internal Audit
Johannesburg
AUDIT AND RISK COMMITTEE:
CHAIRMAN’S LETTER continued
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

performance, effective control and legitimacy.
AngloGold Ashanti reviewed its application
of the King IV principles and is satisfied
that the Company is materially compliant
with application of King IV. A statement
on AngloGold Ashanti’s application of the
principles of King IV is available on
www.anglogoldashanti.com
1
.
Our Code, launched in 2010, is the defining
document on AngloGold Ashanti’s values
and ethics, in addition to applicable laws,
regulations, standards and contractual
obligations in the countries in which the
Company operates. It provides a framework
and sets requirements for the implementation
of key corporate policies and guidelines.
Among other areas, it addresses fraud,
bribery and corruption, conflict of interests,
gifts, hospitality and sponsorships, the use of
company assets, privacy and confidentiality,
disclosures and insider trading.
The board ensures that at all times the
Company is, and is seen to be, a responsible
corporate citizen by not only considering
the financial performance of the Company,
but by striving also to enhance and invest
in the economic life of the communities in
which AngloGold Ashanti operates, society
in general and the environment. The board’s
Social, Ethics and Sustainability Committee
ensures the application of these principles and
the Executive Committee is responsible for
ensuring they are adhered to.
CORPORATE GOVERNANCE
Good corporate governance is
an integral part of the group’s
sustainability. Adherence to the
standards and recommendations set
out in the King IV Report and other
relevant laws and regulations is vital
to achieving our strategic priorities.
Ethical leadership and
corporate citizenship
The board is responsible for the oversight
of corporate governance at AngloGold
Ashanti. The board acknowledges that sound
governance principles and practices underpin
the creation of value and the sustainability
of the business, and are thus crucial to the
achievement of the business objectives.
AngloGold Ashanti also recognises that
strategy, performance, sustainability and risk
are inseparable.
Our values-driven culture and the Code of
Business Principles and Ethics (Our Code)
underpin AngloGold Ashanti’s governance
structures and processes, committing the
Company to high standards of business
integrity and ethics in all its activities.
The AngloGold Ashanti board is committed
to promoting good governance and providing
ethical leadership and thus supports the
outcomes contained in the King Report
on Corporate Governance for South Africa
2016 (King IV), namely ethical culture, good
Board composition
The Company is governed by a unitary board of directors, which at year-end consisted of eleven directors – nine independent non-executive directors and two executive directors. The board comprises directors with a variety of skills, professional experience and backgrounds which complement each other in the execution of the board’s duties. The composition of the board promotes the balance of power and of authority and precludes any one director from dominating decision-making.
9 years and longer
9.1%
6 to 8 years
36.4%
3 to 5 years
36.4%
Less than 3 years
18.1%
AngloGold Ashanti
board
Independent non-executive
directors (9)
Sipho Pityana (Chairman)
Alan Ferguson
Albert Garner
David Hodgson
Maria Richter
Michael Kirkwood
Nozipho January-Bardill
Rhidwaan Gasant
Rod Ruston
Kelvin Dushnisky (CEO)
Christine Ramon (CFO)
Executive directors (2)
Tenure
Female
27.3%
Male
72.7%
HDSA
36.4%
Other South Africans
9.1%
Non-South African
54.5%
Diversity
Board characteristics
1

www.anglogoldashanti.com/wp-content/
uploads/2018/04/King-IV-Final.pdf
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

New directors are appointed by the board
pursuant to the recommendations of the
Nominations Committee, which conducts
a rigorous assessment of the credentials of
each candidate. Several factors including
the requirements of relevant legislation, best
practice recommendations, qualifications
and skills of prospective board members and
the requirements of the Directors’ Fit and
Proper Standards of the Company, as well
as regional demographics are considered in
appointing board members. The appointment
of all directors is subject to the approval of
the shareholders at the next annual general
meeting following their appointment.
In terms of the Company’s Memorandum
of Incorporation (MOI), one-third of the
directors are required to retire at each annual
general meeting and, if they are eligible and
available for re-election, will be put forward
for re-election by shareholders. The board
has determined that the directors to retire at
the forthcoming annual general meeting are
Maria Richter, who is eligible and has offered
herself for re-election, and Michael Kirkwood
and David Hodgson, who have elected not to
stand for re-election, in accordance with board
policies and guidelines. See the <NOM>.
Board diversity
AngloGold Ashanti supports the principles and
aims of diversity at board level, and recognises
and embraces the benefits of having a diverse
board. Board policy on the promotion of gender
diversity at board level aims to ensure that at
least 40% of board members are women by
2020. In 2018, women made up 27.3% of
the board, down from 36% in 2017, a result
of the resignation of Sindiswa Zilwa and the
subsequent appointment of Alan Ferguson.
When considering race diversity, for
AngloGold Ashanti to leverage the benefits of
having a globally diverse board aligned with
the Company’s geographic footprint, race is
not limited to ‘black’ as defined by the South
African Department of Mineral Resources
but also includes foreign black nationals.
The voluntary target for race diversity at
board level is 50% black representation. In
2018, black representation from a global and
historically disadvantaged (HDSA) perspective
was at 36%, down from 55% on a global
basis and 45% on a HDSA basis in 2017.
This reduction is attributed to the resignations
of Sindiswa Zilwa and the Chief Executive
Officer, Srinivasan Venkatakrishnan.
Both gender and race diversity will be
considered in determining the optimum
composition of the board and succession
planning, and when possible will be balanced
appropriately given the skills, experience,
independence and knowledge required for the
board to be effective as a whole.
Directors’ interests
Directors are required to declare their
interests annually and to disclose any
conflicts of interest, and if they arise, to
determine whether there are any that conflict
with their duties at AngloGold Ashanti. Once
a conflict has been disclosed, it is managed
appropriately by the board. A Declaration of
Interest form is maintained by the company
secretary and any new interest is declared at
each meeting.
Directors’ dealings in shares and closed
periods
In accordance with statutory and regulatory
requirements, directors, management and any
restricted employees may not deal directly
or indirectly in the securities of the Company
during specific closed or prohibited periods.
All directors and the company secretary require
prior approval from the chairman to deal in the
Company’s shares. The company secretary
retains a record of all such share dealings.
Independence of directors
Determination of director independence
is guided by King IV, the Companies Act,
the JSE Listings Requirements, the NYSE
independence test and the Company’s
internal policy on independence, as well as
best practice. For the year under review, all
non-executive directors were found to be
independent in terms of mind, character and
judgement.
Executive directors
The group’s Chief Executive Officer (CEO),
Kelvin Dushnisky, is responsible for execution
of the Company’s strategy and reports to the
board. He chairs the nine-member Executive
Committee that is responsible for the day-to-
day management of the group’s affairs. The
committee’s work is supported by country
and regional management teams as well as by
group corporate functions.
The group Chief Financial Officer (CFO)
position is held by Christine Ramon. As
required by the JSE Listings Requirements, the
Audit and Risk Committee annually considers
and expresses its satisfaction at the level of
expertise and experience of the CFO.
The Audit and Risk Committee concluded
that Christine Ramon, together with other
members of the financial management team,
had effectively and efficiently managed the
group’s financial affairs during the period under
review as detailed in the CFO’s review, which
is included in the <AFS>.
Both the CEO and CFO are executive directors
on the board.
CORPORATE GOVERNANCE CONTINUED
Brazil – Serra Grande
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

The board and board committees
The board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented terms of reference, which are reviewed when required, or at least annually.
Oversees the integrity of financial
reporting, the existence of proper
internal controls, the integrity of
the <IR>,<AFS> and <R&R>, and
of risk management processes,
and assesses the Company’s
continuing ability to operate as a
going concern. The committee
assists the board with the oversight
of IT governance, risk management
and the implementation of a group
ethics and regulatory compliance
programme. It ensures the
Company has qualified external
auditors and internal auditors.
More detailed information on the
committee’s achievements is
available in the <Audit and Risk
Committee chairman’s letter>
.
The key responsibility is to assist the
board in monitoring matters relating
to safety, health, the environment
and ethical conduct and to ensure
that the Company develops and
behaves as a responsible corporate
citizen. The committee ensures that
the sustainability strategy positions
the Company as a leader in mining
and that sustainability objectives
are effectively integrated into the
business.
This committee oversees the
integrity of and approves the <SDR>.
More information on the work done
during the year by the committee is
available in the <SDR>.
Assists the board in ensuring that
AngloGold Ashanti’s remuneration
policies are in its long-term interests.
The committee ensures that in
terms of the decisions made,
non-executive directors, executive
directors, senior management
and all other employees are fairly
and responsibly remunerated
and that shareholder value is
delivered. It assists the board in
the development of the Company’s
human resources environment.
More information on the
achievements of the committee
is available in the <Remuneration
Report>
.
Develops processes to identify,
assess and recommend board
candidates for appointment as
executive and non-executive
directors, including the chairman,
CEO and the company secretary,
and at the same time fully
considers succession planning
and leadership in the group.
The committee reviews board
composition, including the
balance of skills, experience and
independence, and develops and
implements the annual evaluation
processes, whether internal or
external.
Assesses individual capital
projects and investment and
divestment opportunities to ensure
that investments, divestments
and financing proposals are in
accordance with AngloGold
Ashanti’s primary objective of
creating shareholder value on a
sustainable long-term basis.
The overriding role of the board is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership.
This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management.
AngloGold Ashanti’s board and committees
Audit and Risk Committee
Social, Ethics and
Sustainability Committee
Remuneration and Human
Resources Committee
Nominations Committee
Investment Committee
CORPORATE GOVERNANCE CONTINUED
The latest approved board charter and the committees’ terms of references, containing detailed information regarding their respective responsibilities and mandates, are available at:
www.anglogoldashanti.com/en/sustainability/policies/Pages/default.aspx
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Board and committee meeting attendance
Directors’ attendance at board and committee meetings during 2018 was as follows:
Board
Audit and Risk
Investment
Remuneration and
Human Resources
Social, Ethics and
Sustainability
Nomination
CEO Search
(6)
NED Search
(6)
Number of meetings in 2018
10
5
4
4
5
2
4
4
SM Pityana
10
n/a
n/a
4
5
2
4
4
R Gasant
10
5
4
n/a
n/a
n/a
n/a
n/a
DL Hodgson
10
n/a
4
n/a
5
n/a
n/a
1
NP January-Bardill
10
n/a
n/a
4
5
n/a
n/a
n/a
MJ Kirkwood
10
5
n/a
4
n/a
2
n/a
3
AH Garner
(1)
10
3
4
n/a
n/a
1
n/a
n/a
RJ Ruston
10
5
4
n/a
n/a
n/a
4
3
MDC Richter
10
5
n/a
4
n/a
2
4
n/a
SV Zilwa
(2)
5
3
1
2
n/a
n/a
n/a
n/a
AM Ferguson
(3)
2
1
n/a
1
n/a
n/a
n/a
n/a
S Venkatakrishnan
(4)
7
n/a
n/a
n/a
4
n/a
n/a
n/a
KPM Dushnisky
(5)
2
n/a
n/a
n/a
n/a
n/a
n/a
n/a
KC Ramon
10
n/a
4
n/a
n/a
n/a
n/a
n/a
(1)
AH Garner ceased being a member of the Audit and Risk Committee as of 15 May 2018 and was appointed to the Nominations Committee will effect from 16 February 2018.
(2)
SV Zilwa resigned with effect from 15 May 2018.
(3)
AM Ferguson was appointed with effect from 1 October 2018.
(4)
S Venkatakrishnan resigned as CEO with effect from 30 August 2018.
(5)
KPM Dushnisky was appointed as CEO with effect from 1 September 2018.
(6)
Two special purpose committees were established by the board during 2018, the CEO Search Committee and the NED Search Committee.
CORPORATE GOVERNANCE CONTINUED
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Board and committee evaluations
Board performance is evaluated annually and
includes an assessment of the board as a whole,
individual directors and each committee by
members of the committee. An external board
evaluation is conducted every third year and
for the other two years, an internal evaluation is
facilitated by the company secretary.
Evaluation of the effectiveness and
performance of the board and its committees
was internally assessed in 2018. The overall
results indicated the board was performing
well, and that the governance structures are
better than satisfactory and closely aligned
with best practice.
Company secretary
The company secretary, Maria Sanz Perez,
is responsible for developing, implementing
and maintaining effective processes and
procedures to support the board and its
committees in the discharge of their duties and
responsibilities. She advises the board and
individual directors on their fiduciary duties and
on corporate governance requirements and
best practices.
In line with the JSE Listings Requirements,
the board evaluated the qualifications,
competence and experience of the company
secretary in 2018 and was satisfied that Maria
Sanz Perez is qualified to serve as company
secretary. The board also confirmed the
company secretary’s independence and that
she maintains an arms-length relationship
with the board and is not a director of the
Company. Maria Sanz Perez’s qualifications
and experience are available on the website,
www.anglogoldashanti.com
1
.
Legal, ethical and regulatory
compliance
The group’s geographical spread makes its
legal and regulatory environment diverse
and complex. Given the critical importance
of compliance in building a sustainable
business, group compliance plays an essential
role in coordinating compliance with laws
and regulations, standards and contractual
obligations and in assisting and advising the
board and management on designing and
implementing appropriate compliance policies
and procedures.
External and internal standards
and regulations
AngloGold Ashanti adheres strictly to legislative
and regulatory requirements, including several
external and voluntary standards which are
listed below.
The Company is a member of and a signatory
to the:
•
International Council on Mining and Metals
•
Principles of the United Nations Global
Compact
•
Extractive Industries Transparency
Initiative (EITI)
•
United Nations Guiding Principles on
Business and Human Rights
•
Voluntary Principles on Security and
Human Rights
•
World Gold Council’s conflict-Free
Gold Standard
The Company is committed to complying with
the following standards:
•
Universal Declaration on Human Rights
•
International Bill of Human Rights
•
International Labour Organisation
In addition, we have group policies and
charters to which we adhere. Increasingly,
customers and consumers want assurance
that the gold they are purchasing has not
contributed to conflict or human rights abuse.
This has resulted in several measures being
introduced by industry-related organisations of
which we are part, to prevent gold and other
commodities from being used to fund conflict
and other violations of human rights.
By virtue of its shares or depositary receipts
being registered with the Securities and
Exchange Commission (SEC) in the United
States, AngloGold Ashanti is also subject
to the various laws regarding securities
that are applicable in that country. This is in
addition to being subject to the various listing
requirements applicable for all the stock
exchanges that the Company is listed on.
These are the JSE, Ghana and the Australia
stock exchanges.
CORPORATE GOVERNANCE CONTINUED
Ghana – Obuasi
1
www.anglogoldashanti.com/company/leadership/
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

South African Employment Equity
Act 55 of 1998
In compliance with Section 21 of the
Employment Equity Act 55 of 1998, the
Company is obliged to file with the Department
of Labour, the employment equity statistics for
its South African workforce. A report was led
with the Department of Labour in December
2018, covering the period 1 August 2017 to 31
July 2018. A copy of the report is available on
the AngloGold Ashanti website,
1
www.anglogoldashanti.com/sustainability, in the
section entitled “Employment Equity Reports”.
Governance – supply chain
management and procurement
policies
Supply chain management is about more
than just procuring the right product, at the
right time, at the right quality and in the right
quantities. Effective supply chain management,
undertaken with integrity and in line with our
values and governance principles, can add
value to our business by improving efficiency,
relationships and reputation and, ultimately,
can affect our long-term sustainability. As a
global company operating on most of the
world’s continents, responsible management
of the supply chain is an increasingly important
ethical and human rights consideration for
our business. External ratings agencies
and customers are ever more aware of the
implications and importance of ethical conduct
in the supply chain.
Responsible supply chain management has
the potential to add value to communities,
local governments and society as a whole,
particularly in developing countries. We have
adopted a cross-functional approach to supply
chain management to ensure best practice
while complying with international human
rights and labour standards and ensuring the
economic participation of local stakeholders.
Tax strategy and tax management
policy
Our tax strategy, which is aligned with
AngloGold Ashanti’s strategy and objectives,
is to manage all our global tax obligations in
a transparent, responsible and sustainable
manner, within the governance framework
established by our Tax Management Policy,
respecting the differing interests of all our
stakeholders.
We recognise that AngloGold Ashanti must
earn and maintain its social licence to operate
in partnership with government and community
stakeholders, thus contributing towards their
sustainable future in the countries where we
operate. Aligned with our vision, mission and
values, we acknowledge our obligations as
a responsible corporate citizen and that our
operations contribute material tax revenues, in
terms of both taxes borne and taxes collected,
to the economies of the countries in which we
conduct our business.
AngloGold Ashanti is a member of the
EITI, a global standard to promote open
and accountable management of natural
resources. The group is committed to
reporting amounts paid to governments in
respect of operations in countries that have
implemented the standard.
The principles governing the group’s tax
strategy and policy have been reviewed
and approved by the board of directors of
AngloGold Ashanti who, together with the
Audit and Risk Committee, monitor adherence
to the policy.
Our tax policy governs the management
of tax throughout AngloGold Ashanti and
confirms the defined parameters within
which the board-approved tax strategy is
applied. This governance framework employs
a combination of suitably skilled resources,
internal processes, together with internal
and external controls. Our approach to tax
and our tax strategy are embedded in the
organisation, through various regular regional
governance meetings.
Our overall objective is to act responsibly
in ensuring efficiency in our tax affairs in
all countries in which AngloGold Ashanti
operates, always in full compliance with
the law while taking into account, however,
that such laws may be subject to regular
amendment and differing interpretations and
practices prevailing from time to time.
CORPORATE GOVERNANCE CONTINUED
South Africa
1
www.anglogoldashanti.com/sustainability
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Sipho Pityana (Chairman)
Alan Ferguson
Albert Garner
BA (Hons), MSc, Dtech (Honoris)
Appointed: 13 February 2007
and Chairman on 17 February
2014
BS, Accountancy and Business
Economics, ACA
Appointed: 1 October 2018
BSE, Aerospace and Mechanical
Sciences
Appointed: 1 January 2015
Rhidwaan Gasant
Dave Hodgson
Nozipho January-Bardill
BCompt (Hons), CA (SA),
ACIMA, Executive Development
Programme
Appointed: 12 August 2010
BSc (Civil Engineering), BSc
(Mining) (Hons), BComm, AMP
Appointed: 25 April 2014
BA, MA Applied Linguistics, Dipl
Human Resources Development
Appointed: 1 October 2011
Independent non-executive directors
Michael Kirkwood
Maria Richter
Rodney Ruston
AB, Stanford, Economics &
Industrial Engineering
Appointed: 1 June 2012
BA, Juris Doctorate
Appointed: 1 January 2015
MBA Business, BE (Mining)
Appointed: 1 January 2012
Jochen Tilk*
Kelvin Dushnisky
(Chief Executive Officer)
Christine Ramon
(Chief Financial Officer)
B Mining Engineering,
Masters Mining Engineering
Appointed: 1 January 2019
B.Sc. (Hons.), MSc and
Juris Doctorate
Appointed: 1 September 2018
BCompt, BCompt (Hons),
CA(SA), Senior Executive
Programme (Harvard)
Appointed: 1 October 2014
* Jochen Tilk joined the board on 1 January 2019 and therefore is not included in the above statistics
Independent non-executive directors
Executive directors
Detailed CVs of directors are available on the corporate website, www.anglogoldashanti.com
11
9
8
2
5
7
4
10 12
1
3
6
THE BOARD
73%   27%
Men                 Women
Gender breakdown of the board
HDSAs
• HDSA
33
• Other South Africans
22
• Non-South Africans
45
%
Board tenure
• Less than three years
18
• Three to five years
37
• Six to eight years
36
• More than nine years
9
%
A key role of the board of directors is to ensure ethical and effective leadership for the long-term sustainability of the business, and for the mutual benefit of all stakeholders.
1
3
5
7
9
11
2
4
6
8
10
12
I N T E G R AT E D R E P O RT

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

THE BOARD CONTINUED
Audit and Risk Committee
Rhidwaan Gasant (chairman)
Alan Ferguson
Michael Kirkwood
Maria Richter
Rodney Ruston
Investment Committee
Rodney Ruston (chairman)
Albert Garner
Rhidwaan Gasant
Dave Hodgson
Christine Ramon
Jochen Tilk
Social and Ethics and Sustainability Committee
Nozipho January-Bardill (chairman)
Sipho Pityana
Dave Hodgson
Jochen Tilk
Nominations Committee*
Sipho Pityana (chairman)
Albert Garner
Michael Kirkwood
Maria Richter
Remuneration and Human Resources Committee
Michael Kirkwood (chairman)
Sipho Pityana
Alan Ferguson
Nozipho January-Bardill
Maria Richter
Board
Chairman: Sipho Pityana
Supported by nine independent non-executive directors and two executive directors
Meetings in 2018: ten
The board of directors has ultimate responsibility for AngloGold Ashanti’s adherence to leading practice in ethical corporate governance. The board guides the strategy and applies its collective knowledge, experience, diversity and independence to ensure thoughtful, objective and diligent decision-making.
* In 2018, the Nominations Committee was supported in its work by two additional committees which were constituted to seek a new Chief Executive Officer and potential candidates for appointment as non-executive directors.
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Kelvin Dushnisky
Christine Ramon
Charles Carter
Chief Executive Officer
B.Sc. (Hons.), M.Sc. and Juris
Doctorate
Chief Financial Officer
BCompt, BCompt (Hons),
CA(SA), Senior Executive
Programme (Harvard)
Executive Vice President:
Strategy and Business
Development
BA (Hons), DPhil
Graham Ehm
Ludwig Eybers
David Noko
Executive Vice President:
Group Planning and Technical
BSc (Hons), MAusIMM, MAICD
Chief Operating Officer:
International
BSc (Min. Eng), Post graduate
qualifications with Darden
Business School, USA
Executive Vice President:
Sustainable Development
MBA, Senior Executive
Programme, Post Graduate
Diploma in Company
Directorships, Engineering
Higher National Diploma
Maria Sanz Perez
Chris Sheppard
Tirelo Sibisi
Executive Vice President:
Group Legal, Commercial and
Governance and Company
Secretary
BCom LLB, Higher Diploma in
Tax, AMP (Harvard), Admitted
Attorney
Chief Operating Officer:
South Africa
BSc (Min. Eng.)
Executive Vice President:
Group Human Resources
BSSc, Advanced HR Executive
Development Programme,
MBA, Post Graduate Diploma
in Business Management
Detailed CVs of current executive management are available on the corporate website,
www.anglogoldashanti.com
67%   33%
Men               Women
Gender breakdown of the
executive management
HDSAs
• HDSA
33
• Other South Africans
22
• Non-South Africans
45
%
AngloGold Ashanti’s executive
management team* (Executive
Committee) comprises nine members
two of whom are executive directors.
This committee oversees the day-to-day
management of the group’s activities and is
supported by country and regional management
teams as well as by group corporate functions.
* As at 31 December 2018.
8
2
1
6
4
3
9
5
7
EXECUTIVE MANAGEMENT
1
3
5
7
9
2
4
6
8
I N T E G R AT E D R E P O RT

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Dear Shareholders
During 2018, the Remuneration and
Human Resources Committee witnessed a
leadership team that continued to consolidate
its reputation for dependability through
consistency, the delivery of strong results
and the advancement of key strategic
business objectives amid a seamlessly
executed CEO transition. Through its focus on
efficiencies, safety and prudent balance sheet
management, the Company – which operates
in an unpredictable industry – is now better
positioned to react appropriately to prevailing
market conditions, whatever they may be. This
will stand AngloGold Ashanti in good stead
moving forward.
Given complex operating environments in
a number of the jurisdictions in which we
operate, and exposure to volatile commodity
and currency markets, the management team
has done well to balance its commitments to
stakeholders; it has continued the process of
building a values-driven gold mining business.
AngloGold Ashanti again delivered across its
key metrics during the period. All-in sustaining
cost at $976/oz was a 7% improvement
on the previous year. Free cash flow before
investment in growth capital rose 74%,
reflected good capital discipline.
CONTENTS
Section one: Remuneration
and Human Resources Committee:
Chairman’s letter
153
Section two: Overview of
remuneration policy
155
Section three: Remuneration
implementation report
170
Brazil – Cuiabà
Good progress was made on growth projects
across our operating regions, with capital
expenditure of $721 million, slightly below
the guided range. Production at 3.4 million
ounces, was in the upper half of the guided
range, and adjusted earnings before interest,
tax, depreciation and amortisation (adjusted
EBITDA), a respectable $1,480m, was similar
to the previous year, supported by our timely
decision to sell some high cost assets. This
was achieved in a year when the dollar gold
price lifted modestly, up less than 1% during
the year, and operating costs were lower.
The remuneration committee engaged
successfully with management throughout
the year, balancing the goals of retaining and
attracting talent across the business, with the
need to keep a close eye on costs, address
the legacy pay gap across the organisation
and put in place processes that establish
clear benchmarks to ensure delivery of key
strategic objectives.
We are grateful to our shareholders for their
continued constructive engagement over the
years and for contributing to the creation of our
remuneration policy, which was designed with
considerable market feedback before being
approved in 2017. The overall remuneration
policy, is in all aspects aligned with AngloGold
Ashanti’s transparency and sustainability
ethos, and adheres to South African corporate
governance recommendations, including the
King IV reporting recommendations.
The new remuneration scheme, implemented
in 2018, is simplified and creates a better and
longer-term alignment of interest between
management and shareholders and ensures
compliance with regulatory requirements. The
shift to the Deferred Share Plan (DSP) has
replaced all previous short- and long-term
incentive schemes. Importantly, this plan
places a greater focus on the fundamental
performance drivers of capital efficiency and
cash generation, while reducing reliance on
measures beyond management’s control, such
as the gold price.
We continue to develop our leadership
succession pool and have put in place a
strategy to attract, motivate and retain a
skilled workforce through fair, responsible,
transparent and competitive remuneration.
Our commitment to ‘Fair and Responsible Pay’
is an ongoing process and we have adopted
a framework and set of principles to achieve
this – for more on this also see <People are
our business>.
In line with a global drive across many
industries, AngloGold Ashanti is working
to address gender inequality. Female
REMUNERATION REPORT
SECTION ONE: REMUNERATION AND HUMAN RESOURCES COMMITTEE: CHAIRMAN’S LETTER
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

representation on our board of directors
is 27% and female representation in the
executive management team stands at 33%.
We are committed to gender equality and to
ensuring men and women in equivalent roles
are paid equally. There is still work to be done
to further improve the gender balance at
management level, and the leadership team
and board are working closely together to
achieve this important goal.
I would like to extend a warm welcome to
Kelvin Dushnisky, our new CEO, who has a
distinguished track record as a global gold
mining executive. A smooth transition from
his predecessor, Srinivasan Venkatakrishnan,
was made easier when Kelvin was able to
confidently support – and indeed commit
to improving upon – our existing strategy.
This is an approach focused on exceptional
performance in the broad area of sustainability,
the disciplined allocation of capital, tight
management of costs to ensure a flexible
balance sheet, continuous improvement of the
portfolio and the development of an attractive
pipeline of project options. The executive
management team, led by Kelvin, remains
committed to these strategic objectives
that will allow AngloGold Ashanti to drive
improvement in cash flow and returns, over
the long term.
In practice, Kelvin has made abundantly
clear that a strict set of return and leverage
measures will be applied to all investments.
He is also determined to enable his team to
have a high degree of focus in managing the
portfolio, through a reconfigured organisational
structure explained elsewhere in this report.
This structure will allow our Chief Operating
Officers greater ability to directly manage the
operations in their charge. We believe the
change will help drive continued improvements
in our fundamental performance.
That focus will also be improved by a
structured sale of assets, with the proposed
divestment of our operations in Argentina
and Mali.
As I retire from this position, I’d like to bid a
fond farewell to the members of the committee
who have all played an invaluable role in our
deliberations on remuneration. I would also like
to extend a warm welcome to Maria Richter,
whom we are pleased to announce as my
successor leading this important committee.
In closing, I would like to thank the members
of the committee for their support and efforts
during the past year, and Venkat for his
unerring support both in the early part of 2018
and in all the years prior.
Michael Kirkwood
Chairman: Remuneration and Human
Resources Committee
19 March 2019
REMUNERATION REPORT CONTINUED
SECTION ONE: REMUNERATION AND HUMAN RESOURCES COMMITTEE: CHAIRMAN’S LETTER CONTINUED
Australia – Sunrise Dam
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT
SECTION TWO: OVERVIEW OF REMUNERATION POLICY
AngloGold Ashanti’s remuneration
approach aims to create a
sustainable executive remuneration
structure with increased alignment
to shareholder views and interests,
underpinned by the Company’s
strategic objectives and values.
At AngloGold Ashanti, the remuneration policy
aims to align with the Company’s strategic
objectives while working to deliver on both
internal and external stakeholder interests, in a
manner that recognises uncontrollable market
dynamics. This is accomplished by means of
a governance and application framework that
primarily aims to attract, motivate and retain
a skilled workforce through fair, responsible,
transparent and competitive remuneration.
The Deferred Share Plan (DSP) which
replaced all previous short-term and long-
term incentive plans, was implemented in
January 2018, following extensive engagement
with shareholders in 2017. Management
believes that this new scheme has achieved
the objectives that it had set out upon the
design of the scheme, namely: simplification,
transparency, increased alignment to
shareholder interests, while remaining
compliant with regulatory requirements.
The DSP has placed greater focus on cash
generation and capital efficiency by reducing
measures that are outside of management’s
control such as the gold price.
Shareholder engagement
Voting at the 2018, 2017 and 2016 annual
general meetings has been as follows in respect
of the remuneration policy and implementation
report respectively:
Votes
for
against withheld
Remuneration policy
16 May 2018
98.35
1.65
0.21
16 May 2017
98.23
1.77
0.60
4 May 2016
87.17
12.83
0.30
Votes
for
against withheld
Remuneration implementation report
16 May 2018
98.96
1.04
0.21
16 May 2017
98.31
1.69
0.30
4 May 2016
91.25
8.76
0.12
As required by King IV AngloGold Ashanti’s
remuneration policy and implementation report as
detailed in this Remuneration Report will be tabled for
separate non-binding advisory votes by shareholders
at the upcoming annual general meeting (AGM). In
the event that either the remuneration policy or the
implementation report, or both, are voted against
by 25% or more of the voting rights entitled to be
exercised by shareholders at the AGM, the committee
will ensure that the following measures are taken in
good faith and with best reasonable efforts:
•
An engagement process with shareholders to
ascertain the reasons for the dissenting votes, and
•
Appropriately addressing legitimate and reasonable
objections and concerns raised which may include
amending the remuneration policy or clarifying or
adjusting remuneration governance and/or processes.
Alignment with strategic objectives
and shareholder interests
Remunerate to motivate and reward
the right behavior and performance of
employees and executives
Ensure that performance metrics are
challenging, sustainable and cover all
aspects of the business including both
critical financial and non-financial drivers
Ensure that the remuneration structure
is aligned with AngloGold Ashanti’s
values and that the correct governance
frameworks are applied across
remuneration decisions and practices
Promote an ethical culture and responsible
corporate citizenship
Ensure that the remuneration of executive
management is fair, responsible and
transparent in the context of overall
employee remuneration in the organisation
Apply the appropriate global
remuneration benchmarks
Provide competitive rewards to attract,
motivate and retain highly skilled
executives and staff vital to the success
of the organisation
The use of performance measures that
support positive outcomes across the
economic, social and environmental context
in which AngloGold Ashanti operate
Key principles of our
remuneration policy
In order to continue to support AngloGold
Ashanti’s remuneration approach, the
remuneration policy is based on the
following key principles:
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
Remuneration design
When determining appropriate remuneration,
the Remco considers:
•
The potential maximum total remuneration
that each member of the executive
management team could earn relative to
their and the Company’s performance
•
External influences, primarily being:
•
shareholder views and recommendations
associated with executive remuneration
•
economic trends
•
competitive pressure
•
the labour market and the pay-gap
between the executive management team
and the rest of the employee population in
the Company
•
Market benchmarks, choosing appropriate
benchmarks in a market with similar
attributes, including complexity, size and
geographic spread
Remuneration practices are designed to be
fair, responsible, transparent and compliant
with legislative requirements within all the
jurisdictions in which the Company operates.
Given the approval of the new DSP which
resulted in extensive changes to variable pay
in 2017, the Remco believed that it would be
more productive to engage with shareholders
again in 2019, when AngloGold Ashanti have
more visibility on the impact of the new scheme.
This will enable AngloGold Ashanti to have more
factual data to inform shareholder discussions.
Fair and responsible pay
Senior management remuneration continues
to be a sensitive topic. Scarce skills and
talent retention remain a challenge, and this is
compounded with the need to remain globally
competitive in countries where labour rates
are generally cheaper. Balancing these two
elements has become challenging, particularly
given the global requirement to disclose senior
management earnings, and the Remco’s
requirement to ensure that executive earnings
are not out of line with their peers.
In 2017 the process of developing a framework
that describes how fair, responsible and
transparent pay is defined for all employees
commenced. This is a continually evolving
journey, and as a group AngloGold Ashanti’s
remuneration policy reflects the principles of fair
and responsible pay as follows:
Remuneration policy element
Fair and responsible pay principle
AngloGold Ashanti’s
remuneration is aligned to
the strategic objectives and
shareholder outcomes.
AngloGold Ashanti’s variable pay is directly correlated to the achievement of measures linked to the Company scorecard.
These metrics are linked to the creation of value over a mix of short, mid and long-term periods. Metrics are approved
by Remco and recommended to the board for approval.
AngloGold Ashanti is transparent with the approved metrics,
and these are reported in the annual report.
Remunerate to motivate and
reward the right behaviour and
performance of employees and
executives.
Individual performance is measured on an annual basis. Both
individual and company performance measures financial and
non-financial drivers including safety and people metrics.
The DSP includes 38% of metrics that measure non-financial
targets. The metrics are reviewed by the Remco on an annual
basis to ensure that they are reflective of stretch performance.
Ensure that performance metrics
are challenging, sustainable and
cover all aspects of the business
including both critical financial
and non-financial drivers.
Ensure that the remuneration
structure is aligned to the
organisations values and that the
correct governance frameworks
are applied across remuneration
decisions and practices.
All remuneration falls under the ambit of Remco; all senior
management remuneration is subject to approval by Remco.
The DSP contains a forfeit and malus clause. Executive
management are subject to a minimum shareholding
requirement.
Continued overleaf
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORTCONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
Remuneration policy element
Fair and responsible pay principle
Promote an ethical culture and
responsible corporate citizenship.
It is imperative that all employees receive a minimum level of remuneration that enables participation in the economy. To
this point, AngloGold Ashanti can confirm that all employees are paid at least 25% above the respective regional minimum
wage, and in most instances much higher than this.
Furthermore, benchmarking exercises are conducted on an
annual basis in each region to ensure that all employees are paid a market related salary for the role which they occupy, with due consideration to levels of performance.
All decisions on remuneration are scrutinised to ensure that they are:
•
Impartial and non-discriminatory
•
Rational and objective
•
Aligned to local legislation
Ensure that the remuneration of
executive management is fair
and responsible in the context of
overall employee remuneration in
the organisation.
The difference in pay between job levels is justi ed in the
context of the level of responsibility of the job, complexity of the job, and the consequence and impact of on the
organisation. The Gini co-efficient is used to ensure that the income dispersion between high and low income earners is
not outside market norms.
Remuneration policy element
Fair and responsible pay principle
Apply the appropriate global
remuneration benchmarks.
The Mercer Survey is used to benchmark salaries for
executive management. For senior management and below,
benchmarking is conducted using locally available reputable
surveys including, Remchannel (South Africa), Hay evaluation methodology and others.
Provide competitive reward
to attract, motivate and retain
highly skilled executives and
staff vital to the success of the
organisation.
The executive comparison is based on a selected group
of global competitors (page 170) which is approved by the
Remco on an annual basis. In addition, the Remco reviews
the benchmark list of comparator companies on an annual
basis to ensure that it remains appropriate. In reviewing the participants, Remco considers:
•
Global spread and complexity
•
Nature of business
•
Size of the peer group, which should also be large enough
to create a sufficient benchmark from which to draw
information
Each component of remuneration (base salary, variable pay
and benefits) is analysed and compared with the market
information and the overall package is reviewed accordingly.
The market median is generally targeted for most roles, while the market 75
th
percentile is targeted for scarce skills.
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
AngloGold Ashanti tracks the Gini co-efficient
from a South African perspective to ensure
that the income dispersion between high
and low-income earners is not outside
market norms. The analysis is conducted by
PricewaterhouseCoopers Inc. (PwC) as an
independent third party and based on the
November 2018 analysis, PwC concluded
that AngloGold Ashanti is aligned to the
South African industry average.
Gender equality
The AngloGold Ashanti board of directors
is comprised of 27% female representation,
which represents a 9% decline from 2017
due to the resignation of Ms S. Zilwa as a
Non- Executive Director in May 2018. The
executive management team has 33% female
representation.
AngloGold Ashanti is committed to gender
equality, and the intention is to pay men and
women equally for doing equivalent roles.
At a stratum III and above level, the average
gender pay gap is 17.34%. The image below
illustrates the gender distribution for stratum
III and above level staff across four equally
sized quartiles. All individuals at this level are
ranked from lowest to highest paid. This list
is then divided into four sections (quartiles),
with an equal number of employees in each
section. The quartiles (from lowest to highest)
are called the lowest quartile, quartile two,
quartile three, and highest quartile.
A pay gap percentage is calculated for each
quartile. The pay gap percentage is the
difference between the average earnings of
men and women, expressed relative to
men’s earnings.
Pay gap across four quartiles
(%)
Female 23
Male 77
Q1
Female 20
Male 80
Q2
Female 15
Male 85
Q3
Female 12
Male 88
2017: 2.18% pay gap
2018: (1.12%) pay gap
2017: 2.20% pay gap
2018: 2.93% pay gap
2017: 1.67% pay gap
2018: 3.81% pay gap
2017: (14.87%) pay gap
2018: (11.41%) pay gap
Q4
Proportion of colleagues at Stratum III and above who were awarded a bonus in 2018
(%)
Did not receive a bonus 14
Received a bonus
86
Did not receive a bonus 26
Received a bonus
74
Female
Male
It is evident from the graphs above that the
overall number of females represented in the
organisation, at a stratum III and above level
is low. This can generally be attributed to the
mining sector being predominantly male. This
is being actively addressed in the Human
Resources practices and metrics have been
included in the incentive scheme which is
designed to improve the gender ratio.
The Pay Gap ratio indicates that in the lower
quartile men earn on average 1.12% less than
females, 2.93% higher in quartile two, and
3.81% higher in quartile three. It is important to
note that while there is a higher number of men
in the highest quartile population, the average
pay received by males in this population is
11.41% lower than their female counterparts.
This confirms AngloGold Ashanti’s commitment
to gender equality.
The pie chart below indicates a -12% difference
between the number of men and women who
received a bonus for their performance in 2018.
In addition to the organisations efforts to pay
equal remuneration for men and women who
perform equivalent roles, the organisation
subscribes to various bodies and interest
groups that focus on gender diversity. This
has provided the opportunity to network and
acquire best practice from other organisations
particularly in the mining sector.
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

2019 remuneration policy and structure
The table below sets out the remuneration policy that applies to the executive management team for 2019, which was endorsed by shareholders at the 2018 annual general meeting. The table details each component’s link to the Company strategy, objectives, performance measurements and the maximum opportunity associated with each component. The full Remuneration policy can be found in the <NOM>.
Remuneration element
and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Base salary
A competitive salary
provided to executives
to ensure that their
experience, contribution
and appropriate market
comparisons are fairly
reflected
•
Base salaries are reviewed annually and are effective from 1 January each year.
•
Executive base salaries are determined by considering performance; market comparison against companies with a similar geographic spread; market complexity, size and industry; and internal peer comparisons. AngloGold Ashanti positions guaranteed pay at the median of the applicable markets and where there is a shortage of specialist and/ or key technical skills, will pay higher than the median.
•
The CEO makes recommendations on the Executive committee but does not make recommendations on his own base salary. This is reviewed by the Remco and approved by the board
Executive base salary increases and
increases for all non-bargaining unit
employees are closely aligned, where
practical. This is informed by inflation, which
can be matched directly or above/below
consumer price index (CPI).
Individual performance on a scale of 1 to 5,
measured against specific key performance
indicators (KPIs). A CPI increase pool is
approved annually by Remco. In high-inflation
countries, individual increases may be
differentiated according to each individual’s
performance rating. In low-inflation countries,
a at CPI is generally applied to all executives
and employees.
Pension
Provides a post retirement
benefit aligned to the
schemes in the respective
country in which the team
member operates
•
Funds vary depending on jurisdiction and legislation
•
defined benefit funds are not available for new employees, in line with company policy
24.75% of base salary for the CEO and lower
contributions for others, dependent on their
scheme
Not applicable
Medical insurance
Provides medical aid
assistance aligned to the
schemes in the respective
country in which the team
member operates
•
Provided to all executives through either a percentage of fee contribution, reimbursement or company provided healthcare providers
In line with approved policy Not applicable
REMUNERATION REPORTCONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Remuneration element
and link to strategy
Operation and objective
Maximum opportunity
Performance measures
benefits
Provided to ensure broad
competitiveness in the
respective markets
Benefits are provided based on local market trends and can include items such as life assurance, disability and accidental death insurance, assistance with tax filing, cash in lieu of untaken leave (above legislated minimum leave requirements), and occasional spousal travel as per the executive travel guidelines
In line with approved policy
Not applicable
Deferred Share Incentive Scheme (DSP) – endorsed by shareholders at the 2017 annual general meeting, and implemented with effect from 1 January 2018
With effect from 1 January
2018, the Company has
used a single incentive for
short term and long-term
performance.
The Deferred Share Plan
(DSP) is designed to reward
the group’s executives
to meet strategic short-,
medium- and long-
term objectives that will
enable value delivery
to shareholders, by
achieving defined company
objectives.
Permanent employees who do not participate in a production bonus are eligible to participate in the DSP. Participation is at the discretion of Remco.
A portion of the award is paid in cash as a bonus, and the balance is delivered as either deferred cash (for Stratum levels III and below) or deferred shares (for Stratum level IV and above), vesting equally over a period of two to five years.
The total incentive is determined based on a combination of company and individual performance measures, defined annually and weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive company performance and are weighted to financial outcomes, production, cost and sustainability.
Each metric is weighted and has a threshold, target and stretch definition based on the company budget and the desired stretch targets for the year.
CEO: Maximum award – 450% of base
salary (150% is cash bonus; 300% delivered
as deferred shares over a period of five
years), subject to Company and individual
modifiers.
On Target award - 300% of base salary
(100% is cash bonus; 200% delivered as
deferred shares over a period of five years),
subject to company and individual modifiers.
Threshold award – 150% of base salary (50%
is cash bonus; 100% delivered as deferred
shares over a period of five years), subject to
company and individual modifiers.
Below threshold achievement results in
no payment.
CFO: Maximum award – 382.5% of base
salary (120% is cash bonus; 262.5%
delivered as deferred shares over a period of
five years), subject to company and individual
modifiers.
One set of performance metrics is used to
determine the cash portion and deferred
portion. Future vesting of the deferred portion
is subject to continued employment.
Performance measures are weighted
between company and individual KPIs:
CEO: Performance measures – 70%
weighting towards company objectives
30% weighting towards individual KPIs
(as reviewed by the board)
CFO and Exco: Performance measures –
60% weighting towards company objectives
40% weighting towards individual KPIs
(as reviewed by the CEO)
Company and individual performance
measures are assessed over the financial
year, with the exception of certain company
measure that are measured over a trailing
three-year basis, as indicated below.
REMUNERATION REPORT CONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Remuneration element
and link to strategy
Operation and objective
Maximum opportunity
Performance measures
A single set of
performance objectives
are used, reviewed and
approved annually by the
Remuneration Committee,
based on impact on the
Company’s performance.
At the end of each financial year, the Company and CEO’s performances are assessed by Remco and the board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion namely:
Cash portion: Base pay x individual performance weighting x on target cash percentage x individual performance modifier (KPIs: 1 – 5 rating)
+
Base pay x company performance weighting x on-target cash percentage x company performance modifier
Deferred Cash / Shares: Employees up to Stratum level III will receive a deferred cash element whilst employees on Stratum IV and above will receive deferred shares, calculated as follows:
Base pay x individual performance weighting x on target deferred percentage x individual performance modifier (KPIs: 1 – 5 rating)
+
Base pay x company performance weighting x on-target deferred percentage x company performance modifier
The deferred shares are awarded as conditional rights to shares with dividend equivalents.
Vesting of the deferred portion occurs over a period of time either a two, three, or five-
year period, depending on the level of the participant.
On Target award - 270% of base salary (85%
is cash bonus; 185% delivered as deferred
shares over a period of five years), subject to
company and individual modifiers.
Threshold award –127.5% of base salary (40%
is cash bonus; 87.5% delivered as deferred
shares over a period of five years), subject to
company and individual modifiers.
Below threshold achievement results in
no payment.
EXCO: Maximum award – 352.5% of base
salary (105% is cash bonus; 247.5% delivered
as deferred shares over a period of five years),
subject to company and individual modifiers.
On target award - 249% of base salary (75%
is cash bonus; 174% delivered as deferred
shares over a period of five years), subject to
company and individual modifiers.
Threshold award – 117.5% of base salary (35%
is cash bonus; 82.5% delivered as deferred
shares over a period of five years), subject to
company and individual modifiers.
Below threshold achievement results in
no payment.
Company metrics, each with their own
weighting, are:
•
Relative TSR*
•
Absolute TSR*
•
All-in sustaining costs
•
Normalised cash return on equity*
•
Production
•
Ore Reserve pre-depletion*
•
Mineral Resource additions pre-depletion*
•
Safety, Health, Environment and
Community*
•
People
Remco reserves the right to apply a safety
multiplier to the total score which can detract
from the final score
Relative TSR is measured against a carefully
selected peer group of 10 comparators
recommended by Remco and approved by
the board. The comparator group is retained
for measurement for the full three-year
review period
Full details of the DSP metrics are provided in
the remuneration policy
* These measures are on a trailing three-year backward looking basis or on a combination of annual and three-year measures
REMUNERATION REPORTCONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
Malus and clawback
The Remco may determine that an unvested
award or part of an award may not vest, or
may determine that any cash bonus, vested
shares, or their equivalent value in cash be
returned to the Company in the event that any
of the following matters is discovered:
•
A material misstatement of the Company
results which may have caused the over
allocation of Cash Bonus, Deferred Cash
and Deferred Share allocations
•
Misconduct, this will include the lapse of all
Deferred Cash and Deferred Shares, both
vested and unvested in line with the rules of
the DSP
•
Where there is an error in the calculation
of any performance condition used in the
calculation of the performance conditions
which may have resulted in an overpayment
Prior period short- and long-term
incentives
As highlighted before, with effect from January
2018, AngloGold Ashanti implemented the
DSP which replaced all previous short and
long-term incentive plans. For purposes of
the implementation report, which reflects the
incentives payable in prior years, the following
section describes the short and long-term
incentives applicable prior to 2018. Awards
under these plans have been made and/or will
vest in 2018.
Operation and objective
Maximum opportunity
Performance measures
Short-term incentive plan (STIP)
STIP metrics are defined annually and weightings are
applied to each measure. The metrics are defined
against the objectives that most strongly drive
company performance and are heavily weighted to
production, cost and safety.
Each metric is weighted and has a threshold, target
and stretch definition based on the company budget
and the desired stretch targets for the year.
The STIP is delivered as a cash element and a deferred
equity element which is fully realised after 24 months.
At the end of each financial year, the Company and
CEO’s performances are assessed by Remco and the
board against the defined metrics to determine the
award to be granted.
Stratum III employees and above who are not on
production bonuses, qualify for participation.
The deferral is intended to be delivered in equity, but
Remco retains the discretion to deliver in cash should
there be a requirement, for example, where the shares
available for issue are below the required amount to
satisfy employee allocation needs.
Participation in the STIP is at the discretion
of Remco.
CEO:
Maximum award – 200% of base salary
(cash 80% + deferred equity/cash award 120%)
Target award – 100%
(cash 40% + deferred equity/ cash award 60%)
Threshold award – 50%
(cash 20% + deferred equity/ cash award 30%)
Below threshold achievement results in a 0% payment
CFO:
Maximum award - 175%
(cash 70% + deferred equity/cash award 105%)
Target award – 87.5%
(cash 35% + deferred equity/cash award 52.5%)
Threshold award – 43.75%
(cash 17.5% + deferred equity/cash award 26.25%)
Below threshold achievement results in a 0% payment
EXCO:
Maximum award – 150%
(cash 60% + deferred equity/ cash award 90%)
Target award – 75%
(cash 30% + deferred equity/cash award 45%)
Threshold award – 37.5%
(cash 15% + deferred equity/cash award 22.5%)
Below threshold achievement results in a 0% payment.
CEO:
Performance measures:
70% company objectives
30% individual KPIs
(as reviewed by the board)
Both company and individual
performance are assessed over the
financial year
CFO and EXCO:
Performance Measures:
60% Company objectives
40% individual KPIs
(as reviewed by the CEO)
Both company and individual
performances are assessed over the
financial year.
The company metrics measures are:
•
Production
•
All-in sustaining costs
•
Adjusted Free cash flow
•
Safety, health and environment
•
Ore Reserve pre-depletion
•
Project delivery/capital expenditure
INTEGRATED REPORT
  2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Operation and objective
Maximum opportunity
Performance measures
Co-Investment Plan
The CIP is offered annually to create shareholdings held by executives to meet their minimum shareholding requirements (introduced in 2013). These were implemented to achieve alignment of shareholder and executive interests
The executive invests up to 50% of their net cash bonus in company shares, after 12- and
24-month periods, the Company offers an equity match of shares purchased on market, provided the executive remains in employment and retains the original investment
150% of the equity originally
invested over a deferred
24-month period.
Quantum based on STIP achievement
Long-Term Incentive Plan (LTIP)
The LTIP metrics are reviewed and defined annually in accordance with the strategy. (It is important to note that any amendment would be applied on a go-forward basis to newly allocated awards with no retrospective metric changes to existing awards)
Weightings are provided to the metrics which must be achieved over a three-year period.
The TSR is measured against a carefully selected peer group of 10 comparators that was recommended by Remco and approved by the board. The comparator group is retained for measurement for the full three-year review period.
The score against all relevant measures contributes towards the percentage of total awards that will vest at the end of the three-year period.
Only senior management from Stratum IV and above are eligible to participate in the LTIP.
A share under the LTIP is a fully paid ordinary share in the capital of the Company, subject to performance vesting restrictions. The dilution may not exceed 5% of the Company’s ordinary share capital.
Participation in the LTIP is at the discretion of Remco.
CEO:
Range of award – 160 – 250%
of base salary
CFO:
Range of award – 140 – 200%
of base salary
EXCO:
Range of award – 140 – 200%
of base salary
The TSR is calculated by the growth in capital from purchasing a share in the Company, assuming that the dividends are reinvested each time they are paid. The TSR is then used to rank the performance of the Company against its competitors (Barrick, Gold Fields, Harmony, Kinross, Goldcorp,
Newmont, Gold ETF (World Gold Council SPDR classification), Randgold,
Newcrest and Sibanye-Stillwater).
The remaining 50% performance measurement are:
•
Operational performance (measured through, all in cost, project Delivery and asset optimisation)
•
Future optionality (measured by technology innovation and Mineral
Resource and Ore Reserve)
•
Development and attraction and retention of people (measured by the succession cover ratio and talent retention)
•
A safety multiplier applied to the total score which can either enhance or detract from the final score by 20%. The safety multiplier cannot however increase the maximum pay-out above the defined caps
Dividends
At vesting, equivalent cash payments subject to applicable PAYE, are provided to all participants of the STIP and LTIP.
In line with AngloGold Ashanti
dividend payment policy
Paid post vesting
REMUNERATION REPORTCONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Remuneration scenarios at different performance levels
The graphs below depict the pay mix of the executive team in line with the 2018 remuneration policy set out in Part 2. The graphs represent outcomes of the DSP detailed above at below threshold performance (which will result in zero variable pay), threshold, target and maximum performance.
REMUNERATION REPORT CONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
Below threshold
Threshold
Target
Maximum
CEO
(Rm)
Base salary     Benefits         DSP cash         DSP deferral
17
17
17
17
5
5
9
17
5
19
37
5
30
59
For on target performance
the CEO can expect
to receive 28% of total
earnings in guaranteed
pay, 25% in DSP cash, and
47% of total earnings in
deferred shares, payable in
five equal tranches.
Below threshold
Threshold
Target
Maximum
CFO
(Rm)
Base salary     Benefits         DSP cash         DSP deferral
9
9
9
9
2
2
4
8
2
8
18
2
14
30
For on target performance
the CFO can expect
to receive 29% of total
earnings in guaranteed
pay, 22% in DSP cash, and
49% of total earnings in
deferred shares, payable in
five equal tranches.
Below threshold
Threshold
Target
Maximum
Executive Committee
(Rm)
Base salary     Benefits         DSP cash         DSP deferral
8
8
8
8
1
1
3
7
1
6
15
1
10
24
For on target performance
Executive Committee
members can expect
to receive 35% of total
earnings in guaranteed
pay, 17% in DSP cash, and
48% of total earnings in
deferred shares, payable in
five equal tranches.
Australia – Tropicana
Pay mix for all employees is informed by market surveys. As
such, the pay mix for all employees will vary depending on level, jurisdiction and the legislation in which we operate.
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
In line with AngloGold Ashanti’s strategic
objectives, the DSP metrics were designed to
deliver on these key focus areas:
•
Maintain a strong foundation: People
are the foundation of our business. Our
business must operate according to our
values if it is to remain sustainable in the
long term. This includes a drive to improve
safety performance, reduce fatalities, and
retain key skills
•
Improving financial flexibility: Ensuring
that our balance sheet remains able to meet
our funding needs
•
Optimise our cost base: Ensure that all
spend is optimally structured and necessary
to fulfill the core business objectives
•
Improve portfolio quality: A focus on a
portfolio of assets that must be actively
managed to improve the overall mix of
our production base as we strive for a
competitive valuation as a business
•
Maintain long-term optionality, albeit at
a reasonable cost: Creating a competitive
pipeline of long-term opportunities
Optimise overhead, costs and
capital expenditure
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Improve portfolio quality
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
OUR CORE STRATEGIC FOCUS AREAS
DSP metrics:
•
Production
•
All-in sustaining costs
•
Normalised cash return on equity
•
Relative and absolute total shareholder return
•
Asset optimisation
•
Safety
DSP metrics:
•
Production
•
All-in sustaining costs
•
Relative and absolute total
shareholder return
•
Asset optimisation
DSP metrics:
•
Ore Reserve pre-depletion
•
Mineral Resource additions
pre-depletion
•
Relative and absolute total
shareholder return
•
All-in sustaining costs
DSP metrics:
•
People
•
Safety
•
Environment, health and community
•
Relative and absolute total shareholder return
DSP metrics:
•
Mineral Resource additions
pre-depletion
•
Ore Reserve pre-depletion
•
Production
•
All-in sustaining costs
•
Relative and absolute total
shareholder return
Alignment of strategy, pay and performance in the DSP scheme
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Recruitment policy
When recruiting executives, a comparative
benchmarking exercise is undertaken to
determine the size, nature and complexity of
the role, and skills availability in the market
prior to making a competitive offer. For new
appointments, the Remco may compensate
for remuneration forfeited from the previous
employer. The intention is to not grant more
than the executive would have received in
a 12-month period. However, Remco does
have the discretion to compensate higher
values if, through a fair value valuation, it can
be demonstrated that the amount forfeited
exceeds that granted. Remco will compensate
the amount forfeited through variable pay which
can be a combination of equity and cash.
Termination policy
Members of the executive management
team have open-ended contracts (except
where prescribed retirement ages apply) with
termination periods defined in their contracts.
In addition, incentive scheme rules clearly
specify termination provisions by termination
category. In the event of a termination, the
Company has the discretion to allow the
executive to either work out their notice or
to pay the guaranteed pay for the stipulated
notice period in lieu of notice.
Guaranteed pay includes base salary and
other benefits as detailed in the table, but
excludes variable pay.
REMUNERATION REPORT CONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
Reasons for termination
Voluntary
resignation
Dismissal/ termination
for cause
Normal and early retirement,
retrenchment and death
Mutual separation
Base salary
Paid over the notice
period or as a lump sum
Base pay will be paid until
employment ceases
Base pay is paid for a defined period based
on cause and local policy as executives have
different employment entities.
Paid over the notice period or
as a lump sum
Pension
Pension contributions
for the notice period will
be paid; the lump sum
would not include pension
contributions unless
contractually agreed
Pension will be paid until
employment ceases
Pension will be paid until employment ceases
Pension contributions for the
notice period will be paid; the
lump sum would not include
pension contributions unless
contractually agreed
Medical
provisions
Where applicable medical
provision for the notice
period will be paid; the
lump sum would not
include contributions
unless it is contractually
agreed.
Medical provision/
payment will be provided
until employment ceases
Medical provision/payment will be provided until
employment ceases
Where applicable, medical
provision for the notice period
will be paid; the lump sum
would not include contributions
unless contractually agreed.
Brazil – Córrego do Sítio AGA Mineração
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Reasons for termination
Voluntary
resignation
Dismissal/ termination
for cause
Normal and early retirement,
retrenchment and death
Mutual separation
Benefits
Applicable benefits may
continue to be provided
during the notice period
but will not be paid on a
lump sum basis
benefits will fall away
when employment
ceases
Benefits will fall away when employment ceases
Applicable benefits may
continue to be provided during
the notice period but will not be
paid on a lump sum basis
DSP cash
bonus
Forfeit, no bonus
No bonus
Discretion to pro-rate for period worked
Discretion to pro-rate for period
worked
Deferred cash
awards
Unvested awards lapse
Unvested awards lapse
The vesting date will be accelerated, and
the participant shall be entitled to receive a
proportion of the unvested deferred cash
The vesting date will be
accelerated, and the participant
shall be entitled to receive a
proportion of the unvested
deferred cash
Deferred share
awards
Unvested awards lapse
Unvested awards lapse
Retrenchment and retirement (early, normal and
late): Participant may continue to hold unvested
shares post termination of employment. Upon
vesting, participant has up to six months to
exercise vested shares. Upon termination of
employment, vested shares may be exercised
within six months following termination date.
Death: The vesting date will be accelerated,
and the participant’s estate shall be entitled to
receive the full vested and unvested deferred
shares within 12 months from date of death.
Participant may continue to
hold shares post termination
of employment. Vested shares
may be exercised within six
months following termination
date
REMUNERATION REPORTCONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
Brazil – Lamego
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORTCONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
Minimum shareholding requirements
Remco is of the opinion that share ownership by executive management demonstrates their commitment to the success of the Company and serves to reinforce the alignment between executive and shareholder interests. With effect from March 2013, a minimum shareholding requirement (MSR) was introduced for the executive team.
All executive management are required to have a minimum shareholding in the Company as per the table below:
Within 3 years of appointment/
from introduction of Minimum
Shareholding Requirement
(MSR)
Within 6 years of appointment/
from introduction of Minimum
Shareholding Requirement
(MSR)
Holding
requirement
CEO
100% of net annual base salary
200% of net annual base salary
Indefinite
Executive
Management
75% of net annual base salary
150% of net base salary
Indefinite
Service contracts
All members of the executive management
team have permanent employment contracts
which entitle them to standard group benefits
as defined by their specific region and
participation in the Company’s DSP.
South African executives are paid a portion of
their remuneration offshore which is detailed
under a separate contract. This reflects global
roles and responsibilities and considers
offshore business requirements. All such
earnings are subject to tax in South Africa.
Change in control and notice
periods
Executive management team contracts are
reviewed annually and currently continue to
include a change in control provision. The
change in control is subject to the following
triggers:
•
the acquisition of all or part of AngloGold
Ashanti; or
•
a number of shareholders holding less than
35% of the Company’s issued share capital
consorting to gain a majority of the board
and make management decisions; and
•
executive management contracts are either
terminated or their role and employment
conditions are curtailed
In the event of a change in control becoming
effective, the executive will in certain
circumstances be subject to both the notice
period and the change in control contract
terms. The vesting date of a portion of
unvested Deferred Share Plan awards will
be accelerated to the date of the event. The
balance of the shares will vest on the original
vesting dates.
Remuneration consultants
Where appropriate, Remco obtains advice
from independent remuneration consultants.
The consultants are employed directly by
Remco and engage directly with them to
ensure independence.
Remco appointed PwC to provide specialist,
independent remuneration advice on all forms
of executive and non-executive pay. It is the
committee’s practice to undertake a detailed
review of potential advisors every three years.
PwC’s appointment was extended by the
Committee in 2017 for a further three years
following a review of the quality of advice
received, and a review of advisors in the
external market.
Key focus areas for 2018 with which PwC
assisted were:
•
Gini co-efficient, wage differential
calculations and associated benchmarking
•
Market trends, updates and best practice
guidelines
•
Committee training where required
In line with best common practice, the Remco
which is comprised solely of independent
non-executive directors, engages independent
consultants in relation to remuneration
The following count towards an individual MSR:
•
JSE / NYSE shares purchased on the market, either directly or indirectly, for personal reasons
•
Vested shares from the Company’s previous share incentive schemes (BSP and LTIP and any other historic schemes), as well as vested shares from the Company’s current Deferred
Share Plan
Colombia – Gramalote
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORTCONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED
related matters. The current advisor is PwC
whose appointment, terms of reference and
fees payable are determined solely by the
Remuneration Committee. PwC is invited
to attend all the meetings of the committee
and have regular access to the chairman and
members of the committee. PwC informs
and assists the committee’s deliberations by
drawing on their global reach and perspective
on compensation matters and trends. They
brief the remuneration committee on regulatory
developments in South Africa and major
international markets. They comment on
technical matters, and generally opine on the
committee’s work. Each year, the committee
evaluates the performance of PwC as the
independent advisor and sets their fees to
reflect time commitment, value added and
market norms. For the year ended on
31 December 2018, the fees payable to PwC
amounted to c. R 431,800 (2017:
c. R1,337,000). Note that in 2017 PwC’s fees
included payment for work conducted on the
variable pay scheme.
Additionally, the committee avails itself of the
services and output of Mercer, who provide
global survey data and analysis. Mercer’s
charges amounted to c. R471,712
(2017: c. R460,000).
Non-executive directors’
remuneration policy
The Company’s non-executive directors
(NEDs) are paid based on their role and there
is no differentiation by nationality. The policy is
applied using the following principles:
•
A board fee is paid for the six annual
board meetings and board committee
members receive annual committee fees for
participation
•
Fees are reviewed annually and increases
implemented in July. They are set using a
global comparator group which is derived
from companies with similar size, complexity
and geographic spread
•
NEDs receive a travel allowance for travel
outside of their home country for site visits
and board meetings
•
NEDs are not eligible to receive any short- or
long-term incentives
For the fifth successive year, no increase to
non-executive director fees will be requested
at the 2019 annual general meeting.
Australia – Tropicana
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORTCONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018
This section of the Remuneration
Report explains the implementation
of the remuneration policy by
providing details of the remuneration
paid to executives and non-executive
directors for the financial year ended
31 December 2018.
Executive pay
2018 has seen the gold price and share price
relatively stable, although remaining relatively
low. Cost control remains a key imperative
and the external market reflected similar
challenges.
On behalf of AngloGold Ashanti, Mercer
conducts an annual bespoke survey of
executive remuneration. For 2018, Remco
reviewed the comparator group against
AngloGold Ashanti to ensure that changes
in the market had not led to variances that
made the current matches inappropriate.
The review consisted of a detailed analysis of
companies who it was felt were appropriate
for inclusion in the benchmark.
The companies included in the comparator
group were ranked in terms of a number of
criteria selected in areas which were, aligned
with AngloGold Ashanti. The table below
summarises the final comparator group.
2018 Comparator benchmark group
Anglo American Platinum Limited
Barrick Gold Corporation
Goldcorp Incorporated
Gold Fields Limited
Harmony
Implats
Kinross Gold Corporation
Lonmin
Newmont Mining Corporation
Randgold Resources Limited
Sasol
Sibanye-Stillwater
South32 Limited
Yamana Gold Incorporated
In 2018, the January annual increases resulted
in each member of the executive management
team receiving an increase in line with the CPI in
their respective jurisdictions. This is in line with
increases for all AngloGold Ashanti employees.
In 2018, Mr Srinivasan Venkatakrishnan resigned
as Chief Executive Officer effective 30 August
2018, and Mr Kelvin Dushnisky was appointed
as his replacement on 1 September 2018. The
remuneration impact on Mr Venkatakrishnan
and Mr Dushnisky is as follows:
•
Mr Venkatakrishnan received the standard
payments as per policies currently in place
for resignations at AngloGold Ashanti
•
All benefits received by
Mr Venkatakrishnan terminated as at
30 August 2018. These included BUPA
medical insurance cover and International
Pension Scheme membership
•
All vacation leave due to
Mr Venkatakrishnan was paid
•
Mr Venkatakrishnan exercised all vested
shares prior to his official last day of work.
Any unvested shares lapsed, as per the
rules of the scheme.
•
Mr Kelvin Dushnisky was appointed on
the following terms:
•
Basic salary of US$ 1,300,000 per annum
•
Medical aid insurance through BUPA
•
International Pension Scheme
membership
•
A pro rata sign-on cash bonus in
lieu of his previous company’s 2018
performance year that would have
been payable in 2019 valued at US$
800,000. Should Mr Dushnisky leave
the employment of AGA within 24
months from date of joining as a result
of resignation or dismissal for cause, he
will be liable to refund the Company on a
pro-rated basis.
•
Prior company share buy-out valued at
US$ 4,200,000. This will vest in cash and
shares per below vesting periods:
Vesting date
Value of cash sign-on
bonus in US$
1 January 2019
400,000
1 January 2020
1,000,000
Total
1,400,000
Vesting date
Value of Shares
(US$)
Value of Shares
(ZAR)
(1)
Number of AngloGold
Ashanti shares
(2)
1 January 2019
1,400,000
20,188,000
175,877
1 January 2020
700,000
10,094,000
87,939
1 January 2021
700,000
10,094,000
87,939
Total
2,800,000
40,376,000
351,755
(1)
Exchange rate: 1 US$: 14.42 ZAR
(2)
JSE 5-day VWAP prior to 1 September 2018: 114.7845
The table overleaf represents the executive director and prescribed officer remuneration for
2018 and 2017. It comprises an overview of all the pay elements received by the executive management team for the 12-month periods ended 31 December 2018 and
31 December 2017 respectively.
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORTCONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED
Directors and other key management personnel
Executive directors and prescribed officers remuneration
The table below summarises remuneration of executive directors and prescribed officers. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2018.
Salary
Performance
related
payments
(4)
Pension
scheme
benefits
Other benefits
and encashed
leave
(3)
Total salary
and benefits
(IFRS)
Pre-tax gains
on share
awards
exercised
2018 Total
2018 Total
(6)
2017 Total
(6)
2016 Total
(6)
ZAR ’000
ZAR ’000
ZAR ’000
ZAR ’000
ZAR ’000
ZAR ’000
ZAR ’000
US$ ’000
US$ ’000
US$ ’000
Executive directors
KPM Dushnisky
(1)(2)
5,740
6,529
1,421
16,022
29,712
–
29,712
2,243
–
–
KC Ramon
8,692
8,187
725
1,162
18,766
–
18,766
1,417
1,157
947
S Venkatakrishnan
(5)
8,995
–
2,275
4,218
15,488
55,278
70,766
5,342
2,134
1,832
Total executive directors
23,427
14,716
4,421
21,402
63,966
55,278
119,244
9,002
3,291
2,779
Prescribed officers
CE Carter
9,557
8,050
1,381
985
19,973
9,628
29,601
2,235
1,887
1,535
GJ Ehm
8,693
7,019
248
694
16,654
13,874
30,528
2,304
1,449
1,693
DC Noko
7,014
5,751
658
406
13,829
22,132
35,961
2,715
938
961
ME Sanz Perez
6,953
5,730
869
150
13,702
–
13,702
1,034
885
1,640
CB Sheppard
7,415
6,080
696
389
14,580
–
14,580
1,101
862
721
TR Sibisi
6,347
5,416
793
114
12,670
–
12,670
957
711
541
L Eybers
7,946
6,549
248
1,369
16,112
–
16,112
1,216
1,051
–
Total prescribed officers
53,925
44,595
4,893
4,107
107,520
45,634
153,154
11,562
7,783
7,091
(1)
All salary payments (including salary, performance related payments, pension and other benefits) for KPM Dushnisky are pro-rated in accordance with his start date (1 September 2018 - 31 December 2018).
(2)
Other benefits for KPM Dushnisky represents a cash sign-on award of $1.2m accrued in 2018, payable as follows: $0.8m upon engagement and $0.4m on 1 January 2019. Full details of total cash and share sign-on awards are included below.
(3)
Other benefits include health care, pension allowance, cash in lieu of dividends, vested CIP match awards, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(4)
Represents the DSP cash portion; calculated on the financial year’s results; and payable in the 2019 financial year.
(5)
Includes remuneration and pre-tax gains on share awards exercised for S Venkatakrishnan up to resignation date 30 August 2018.
(6)
Convenience conversion to US$ at the year-to-date average exchange rate of $1:R13.25 (2017: R13.30; 2016: R14.68).
While the Company has endeavoured to comply with single gure reporting principles as recommended by King IV, we consider that disclosing remuneration consistent with prior years provides greater transparency, insight and usefulness for users of the Integrated Report and Annual Financial Statements, especially since the Company is in transition to a new incentive scheme.
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORTCONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED
Directors and other key management personnel continued
BSP awards
Balance at
1 January 2018
Granted
during 2018
Exercised
during 2018
Lapsed
during 2018
Balance at
31 December
2018
(1)
Vested balance
at 31 December
2018
(1)
Pre-tax gains on
awards exercised
during 2018
US$ ’000
(2) (3)
Closing indicative fair
value of Balance at
31 December 2018
US$ ’000
(4)
Executive directors
KC Ramon
89,825
55,634
—
—
145,459
68,386
—
1,675
S Venkatakrishnan
331,742
101,217
295,683
137,276
—
—
2,470
—
Total executive directors
421,567
156,851
295,683
137,276
145,459
68,386
2,470
1,675
Prescribed officers
CE Carter
56,933
47,873
37,633
—
67,173
—
305
774
GJ Ehm
117,164
45,993
21,882
—
141,275
78,492
185
1,627
L Eybers
36,959
44,575
—
—
81,534
27,908
—
939
DC Noko
101,548
38,718
87,735
—
52,531
—
901
605
ME Sanz Perez
67,902
38,143
—
—
106,045
53,203
—
1,221
CB Sheppard
39,357
40,931
—
—
80,288
24,754
—
925
TR Sibisi
23,621
35,410
—
—
59,031
11,810
—
680
Total prescribed officers
443,484
291,643
147,250
—
587,877
196,167
1,391
6,771
(1)
Vested awards not yet exercised are included in “Balance at 31 December 2018”. The “Balance at 31 December 2018” includes unvested awards, as well as vested awards not yet exercised.
(2)
Represents the actual pre-tax gains on date of exercise, converted to US$ at the convenience year-to-date average exchange rate of $1:R13.25.
(3)
Pre-tax gains on awards exercised are included in the 2018 remuneration table.
(4)
Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to US$ at the December closing exchange rate of $1:R14.35.
The last BSP awards were granted in 2018. No further BSP share awards will be granted as the Company is transitioning to the new DSP. The BSP 2018 cash portion of the scheme, paid in February
2018, was included in the 2017 remuneration table, while pre-tax gains on BSP 2018 share awards will be included in future remuneration tables when vested shares are exercised. BSP share awards vest at 100% over two years, with 50% vesting 12 months after the date of grant and the remaining 50% vesting 24 months after the date of grant.
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED
Directors and other key management personnel continued
LTIP awards
Balance at
1 January 2018
(1)
Exercised
during 2018
Lapsed
during 2018
Balance at
31 December
2018
(2)
Vested balance at
31 December 2018
2018
(1)
(2)
Pre-tax gains on
awards exercised
during 2018
US$ ’000
(3) (4)
Closing indicative fair
value of Balance at
31 December 2018
US$ ’000
(5)
Executive directors
KC Ramon
358,334
—
67,590
290,744
60,149
—
3,348
S Venkatakrishnan
634,782
203,786
430,996
—
—
1,703
—
Total executive directors
993,116
203,786
498,586
290,744
60,149
1,703
3,348
Prescribed officers
CE Carter
352,962
50,219
72,148
230,595
—
422
2,655
GJ Ehm
387,556
86,659
70,302
230,595
—
862
2,655
L Eybers
146,061
—
14,492
131,569
14,034
—
1,515
DC Noko
339,221
75,041
55,330
208,850
—
770
2,405
ME Sanz Perez
332,634
—
55,090
277,544
69,081
—
3,196
CB Sheppard
231,328
—
10,260
221,068
7,140
—
2,546
TR Sibisi
195,971
—
—
195,971
—
—
2,257
Total prescribed officers
1,985,733
211,919
277,622
1,496,192
90,255
2,054
17,229
(1)
Represents the total long term incentive awards (including cash settled awards for 2016 and 2017). The “Balance at 31 December 2018” includes unvested awards, as well as vested awards not yet exercised.
(2)
Vested awards are included in “Balance at 31 December 2018”.
(3)
Represents the actual pre-tax gains on date of exercise, converted to US$ at the convenience year-to-date average exchange rate of $1:R13.25.
(4)
Pre-tax gains on awards exercised are included in the 2018 remuneration table.
(5)
Represents the indicative fair value of closing share balance, at the JSE year end volume weighted average price (VWAP) price converted to US$ at the December closing exchange rate of $1:R14.35.
The last LTIP awards were granted in 2017 i.e. cash-settled LTIP 2017. No further LTIP awards will be issued as the Company is transitioning to the new DSP. Cash-settled LTIP 2016 awards vested in March 2019 at 47.3%, while cash-settled LTIP 2017 awards will vest in March 2020, based on the actual vesting percentage achieved at the time. Pre-tax gains on vested awards exercised are included in remuneration tables in the years exercises occur.
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED
Directors and other key management personnel continued
CIP matched awards
Balance at
1 January 2018
(1)
Granted
during 2018
Vested and
exercised
during 2018
(1)
Lapsed
during 2018
Balance at
31 December
2018
(1)
Closing indicative fair
value of Balance at
31 December 2018
US$ ’000
(2)
Executive directors
KC Ramon
17,817
16,950
11,497
—
23,270
268
S Venkatakrishnan
23,265
—
11,632
11,633
—
—
Total executive directors
41,082
16,950
23,129
11,633
23,270
268
Prescribed officers
CE Carter
1,897
—
948
—
949
11
GJ Ehm
9,000
12,000
4,500
—
16,500
190
L Eybers
7,218
13,179
3,609
—
16,788
193
DC Noko
12,929
10,606
8,165
—
15,370
177
ME Sanz Perez
9,109
11,484
4,554
—
16,039
185
CB Sheppard
8,016
10,350
4,008
—
14,358
165
TR Sibisi
6,127
6,240
3,063
—
9,304
107
Total prescribed officers
54,296
63,859
28,847
—
89,308
1,028
(1)
Vested CIP matched awards are included in the remuneration table as part of “Other benefits and encashed leave”. The “Balance at 31 December 2018” includes unvested awards only.
(2)
Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to US$ at the December closing exchange rate of $1:R14.35.
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED
Directors and other key management personnel continued
DSP awards
Subsequent to year end and up to the date of this report, the following DSP awards were granted to executive directors and prescribed officers:
Awards granted
(unvested)
Indicative fair
value of unvested
awards based on
grant date price
US$ ‘000
Executive directors
KPM Dushnisky
67,742
965
KC Ramon
89,782
1,279
Total executive directors
157,524
2,244
Prescribed officers
CE Carter
98,451
1,402
GJ Ehm
82,037
1,169
L Eybers
77,380
1,102
DC Noko
67,548
962
ME Sanz Perez
67,712
965
CB Sheppard
71,409
1,017
TR Sibisi
63,424
904
Total prescribed officers
527,961
7,521
(1)
Represents the indicative fair value of unvested awards based on the grant date share price of R204.42 converted to US$ at the December closing exchange rate of $1:R14.35.
The DSP, which replaces all previous short-term and long-term incentive plans, was implemented in 2018. The DSP 2019 cash portion of the scheme, paid in February 2019, was included in
“Performance related payments” in the 2018 remuneration table. The table above reflects the DSP
2019 share awards granted in February 2019. These shares will vest in equal annual portions over five years from 2020 to 2024.
Special on-boarding incentives
The following table shows special once-off on-boarding incentives (cash and shares) awarded to
KPM Dushnisky upon joining the Company:
US$ ‘000
Total cash sign-on incentive
Upon engagement - 1 September 2018
(1)
800
1 January 2019
(1)
400
1 January 2020
(2)
1,000
2,200
Number of
shares
US$ ’000
Closing indicative fair
value of awards at
31 December 2018
US$ ‘000
(4)
Total share sign-on incentive
1 January 2019
(3) (5)
175,877
1,400
2,025
1 January 2020
(3)
87,939
700
1,012
1 January 2021
(3)
87,939
700
1,012
351,755
2,800
4,049
(1)
Amounts included in the 2018 remuneration table as part of “Other benefits and encashed leave”.
(2)
Amount will be included in remuneration table for the financial year ending 31 December 2019.
(3)
Value of the share sign-on awards to be included in future years’ remuneration tables.
(4)
Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to
US$ at the convenience December closing exchange rate of $1:R14.35.
(5)
Shares were awarded on 20 February 2019 (40,877) and 21 February 2019 (135,000).
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED
Minimum shareholding achievements
For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.
Executive
Six-year target
achievement
date
MSR holding as at
31 December 2018
as percentage of
net base pay
Three-year
MSR target
achievement
percentage
Six-year
MSR target
achievement
percentage
Executive directors
KPM Dushnisky
(1)
Mar-24
74%
100%
200%
KC Ramon
Mar-21
425%
75%
150%
Prescribed officers
CE Carter
Mar-19
235%
75%
150%
GJ Ehm
Mar-19
318%
75%
150%
L Eybers
Mar-23
137%
75%
150%
DC Noko
Mar-19
562%
75%
150%
ME Sanz Perez
Mar-19
662%
75%
150%
C Sheppard
Mar-21
126%
75%
150%
TR Sibisi
Mar-22
75%
75%
150%
(1)
Executive Director appointed with effect from 1 September 2018 and the three-year MSR achievement is only due in March 2021. It is to be noted that the Executive Director purchased 50,000 American Depositary
Receipts (ADRs) to the value of US$386,584.53 on 4 September 2018.
Deferred Share Plan (DSP) performance outcomes
The DSP measures resulted in an achievement of 108.9% out of 100%.
The table on the next page summarises AngloGold Ashanti’s remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2018:
Australia – Tropicana
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT
CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED
2018 DSP performance measure
Target
weighting
Achievement
Threshold measures
Target measures
Stretch measures
Financial
measures
Relative total shareholder return: three year relative ranking with the selected comparator group. The comparators are: Barrick, Gold Fields, Harmony,
Newmont, Kinross, Goldcorp, Gold ETF (World Gold Council SPDR
classification), Randgold, Newcrest and Sibanye-Stillwater
10.00% 0.00%
Median TSR of
comparators
Halfway between median
and upper quartile
Upper quartile TSR of
comparators
Absolute total shareholder return 10.00% 6.33% US$ COE US$ COE + 2% US$ COE + 6%
Normalised cash return on equity (nCROE) 15.00% 22.50% US$ COE US$ COE + 2% US$ COE + 6%
Production 12.50% 16.69% 3,285oz (000) 3,350oz (000) 3,425oz (000)
All-in sustaining costs 15.00% 22.50% $1,088/oz $1,071/oz $1,054/oz
Future optionality
•
Ore Reserve additions (pre-depletion, asset sales, mergers and acquisitions) 6.25% 9.38% Plus 2.4Moz Plus 3.9Moz Plus 4.9Moz
•
Mineral Resource (pre-depletion, asset sales, mergers and acquisitions) 6.25% 0.00% Plus 8.0Moz Plus 12.8Moz Plus 16.0Moz
Safety, health,
environment and
community
AIFR: three-year rolling average 4.00% 6.00%
≥5% performance
improvement (6.87)
≥10% performance
improvement (6.51)
≥15% performance
improvement (6.15)
Major hazard management critical control percentage compliance 3.00% 4.50%
90% of major hazards
identified, assessed
and controlled.
92.5% of major hazards
identified, assessed and
controlled.
95% of major hazards
identified, assessed
and controlled.
Safety management systems and practices protocol 3.00% 4.36%
75% - compliant to
proactive maturity level
85% - proactive maturity
level
90% - proactive to
resilient maturity level
Health - site compliance to the global safety standards on organisational health, wellness and fitness for work standard
1.50% 1.95% 90% compliance 95% compliance 100% compliance
Completion of bowtie risk assessments per region, including identification of critical controls and actions managed to closure
1.50% 2.25% 1 2 3
Number of reportable environmental incidents at operating mines 1.50% 0.75% 2 1 0
Greenhouse gas emissions intensity at gold producing operations, measured in kg CO
2
e/tonne
1.50% 2.25% -0.3% off base -0.6% off base -1% off base
Community: number of human rights violations 2.00% 3.00%
≤ 2 human rights
violations
≤ 1 human rights
violations
0 human rights
violations
Number of business disruptions as a result of community unrest
2.00% 0.00% 5 3 1
Core value:
People
•
Strategic coverage ratio – measured by the number of successors ready to take up a role within one year for identified key leadership positions
2.00% 3.00% 1:1.48 1:1.56 1:1.64
•
Key staff retention – measured through turnover excluding retrenchments, retirements and deaths within the leadership talent pool
2.00% 2.42% 85% pa 90% pa 95% pa
•
Gender diversity – measured through female representation at leadership level
1% 1%
13% female
representation
15% female
representation
17% female
representation
Total 100% 108.9%
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED
Vesting outcomes of the 2016 LTIP awards
The LTIP reflects ongoing poor TSR performance over the three-year period. The table below summarises AngloGold Ashanti’s 2016 LTIP metrics, their weightings and performance against these metrics, which will vest in 2019:
2016 LTIP
Performance Measure
Target
weighting
Achievement
Threshold
measures
Target
measures
Stretch
measures
Total shareholder
return
Relative total shareholder return:
three-year relative ranking with the selected
comparator group. The comparators are:
Barrick, Gold Fields, Harmony, Newmont,
Kinross, Goldcorp, Gold ETF (World Gold
Council SPDR classification), Randgold,
Newcrest and Sibanye-Stillwater
50%
0.00%
Sliding scale
50% - 60%
Sliding scale
60% - 80%
Sliding scale
80% - 100%
Portfolio
optimisation
All-in cost
25%
17.60%
As defined by
the Management
Action Plan
Project delivery
As per the project
delivery matrix
Asset optimisation
As defined by
the Management
Action Plan
Future optionality
Innovation technology (South African region)
15%
13.00%
Measured against
budget
Colombia: Gramalote and La Colosa studies
Measured against
budget
2016 Mineral Resource (adjusted)
Plus 6Moz
Plus 9Moz
Plus 11Moz
2016 Ore Reserve (adjusted)
Plus 2.2Moz
Plus 3.4Moz
Plus 4.0Moz
Core value: People
•
Strategic coverage ratio
10%
8.80%
1:0.60
1:0.70
1:0.85
•
Retention of top talent pool
12% pa
8% pa
5% pa
Sub-total
100%
39%
Core value: Safety
Multiplier: percentage compliance with
AngloGold Ashanti’s safety standards
+-20%
20.0%
Total
100%
47.3%
2014
2015
2016
2017
2018
LTIP percentage achieved
(%)
37.4
32.4
26.1
41.0
47.3
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018
Total remuneration outcomes:
Kelvin Dushnisky, Chief Executive Officer
Start date: 1 September 2018
Notice period: 12 months
Change of control (as described in the
Remuneration Policy section “Change of control
and notice periods”) on page 168:
12 months
Total actual pay for Mr Dushnisky in 2018, which could result from the remuneration policy stated
above, is shown in relation to target and maximum earning potential. It should be noted that
Mr Dushnisky’s earnings are reflected as annual gures although he effectively only earned the equivalent of four months as his start date was 1 September 2018.
Maximum DSP cash bonus opportunity: 150% Final cash bonus result: 113.7%
Maximum DSP share awards opportunity: 300% Final share award result: 227.5%
Total DSP opportunity: 450% Final DSP result for 2018: 341.2%
(as % of base pay) (as % of base pay)
* Note that Mr Dushnisky will receive a pro-rated award based on the four months that he has been employed at AngloGold Ashanti
Key achievements in the year:
Mr Dushnisky spent his first months after joining AngloGold Ashanti on 1 September 2018 deepening his knowledge of the organisation by meeting with the executive teams and other employees, interacting closely with the board of directors, visiting sites, engaging with senior government representatives in key operating jurisdictions, and meeting with our major institutional shareholders.
Mr Dushnisky’s immediate achievements can be summarised as follows:
•
After studying the portfolio, Mr. Dushnisky worked closely with his executive management team to refine the Company’s strategic approach, in particular defining AngloGold Ashanti’s capital allocation methodology to target net debt to adjusted EBITDA of no more than 1.0 times, through the cycle (down from the current 1.5 times), and setting the hurdle for new investments at a 15%
internal rate of return determined at a gold price of $1,200/oz. These clear capital allocation
‘guardrails’ provide greater clarity for the Company’s operators and investors alike
•
Established the processes to streamline the portfolio by disposing of AngloGold Ashanti’s stakes in the Sadiola mine, in Mali, and the Cerro Vanguardia mine, in Argentina, to allow greater management focus on the balance of the portfolio of operations and projects. Mr. Dushnisky has made clear that the sales will only proceed if full value can be realised
•
Led the finalisation of the Company’s 2019 Business Plan and budget, ensuring conservative assumptions were used that will allow the Company to remain self-financing, even at gold prices well below those achieved in 2018. The plan to meet all funding requirements from self-generated cash flows was achieved in a year of relatively high capital investment commitments, given normal sustaining capital needs and peak financing requirements for Obuasi’s redevelopment
•
Met with the Company’s largest active shareholders and also key government stakeholders, including: Ghana’s President and Mines Minister; his Excellency the King of Ashanti; South Africa’s
Minster of Mineral Resources; and Colombia’s President and Ministers of Mining and Energy,
Environment, Economy and Foreign Affairs
•
Reconfigured the organisational structure, dividing the portfolio of operations into International and
Africa units, with the latter incorporating the remaining South Africa portfolio. The new structure allows for improved management focus
•
Provided for a technical review of the Obuasi Redevelopment Project by a highly respected independent third-party, to provide an additional layer of assurance in the project’s schedule, capital and operating forecasts. The review validated AngloGold Ashanti’s feasibility study
•
Oversaw the final four months of the year, which included the most prolific production period of
2018 and the ultimate delivery of AngloGold Ashanti’s sixth consecutive year meeting or improving on every element of its market guidance
•
Initiated the process of providing investors with greater transparency with respect to the Company’s global exploration programme in order to gain a clearer understanding of the genesis of future project opportunities
Maximum
Target
Actual earnings
CEO
(%)
Base salary
Benenfits
DSP Cash
DSP Deferral
17
17
17
5
29
5
5
39
37
59
5
5
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018
CEO’s performance bonus outcome 2018
2018 DSP performance year bonus outcome
Weighting
DSP cash
payment outcome
Financial performance targets
Relative total shareholder return
10.0%
0.00%
Absolute total shareholder return
10.0%
0.00%
nCROE
15.0%
22.50%
Production
12.5%
18.19%
All-in sustaining costs ($/oz)
15.0%
22.50%
2018 Ore Reserve pre-depletion (Moz)
6.25%
9.38%
2018 Mineral Resource additions pre-depletion (Moz)
6.25%
0.00%
Safety, Health, Environment and Community
20.0%
24.20%
People metrics
5.0%
6.42%
Total % for company performance:
100.0%
108.90%
x
Organisational performance weighting:
70.00%
=
A - Organisational performance weighted outcome:
76.2%
Individual performance results
Actual individual targets and strategic objectives are not
disclosed in order to maintain commercial confidentiality in competitive markets
Individual performance weighting:
30.00%
x
Maximum performance rating bonus correlation:
125.00%
=
B - Maximum DSP opportunity based on individual
performance:
37.5%
2018 DSP performance year bonus outcome
Weighting
DSP cash
payment outcome
Total % of maximum cash bonus pay opportunity (A+B)
113.73%
x
Maximum total cash bonus opportunity (as % of base pay)
100.00%
Maximum total deferred share award opportunity (as % of base pay)
200.00%
=
Final cash bonus result (as % of base pay)
113.7%
Final deferred share award result (as % of base pay)
227.5%
Base pay as at December 2018 (all offshore payments converted to rands at exchange rate of 12.7854:$1)
x
R17,221,100
Note: eligible for four months as Mr Dushnisky joined on
1 September 2018
=
Annual cash portion of DSP:
R6,528,519
Annual deferred share portion of DSP (to vest over five years):
R13,057,038
Total 2018 deferred share plan award:
R19,585,557
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

Total remuneration outcomes:
Christine Ramon, Chief Financial Officer
Start date:
1 October 2014
Notice period:
6 months
Change of control (as described in the
Remuneration Policy section “Change of
control and notice periods”) on page 168:
6 months
Maximum DSP cash bonus opportunity: 120%
Final cash bonus result: 89.5%
Maximum DSP share awards opportunity: 262.5%
Final share award result: 195.8%
Total DSP opportunity: 382.5%
Final DSP result for 2018: 285.3%
(as % of base pay)
(as % of base pay)
Key achievements for the year:
•
Ms Ramon has led the integration of the Finance and Group Tax functions into the various operations by taking an active involvement in the operations, the people, and the cost drivers
•
Ms Ramon successfully completed the $1.4bn refinancing in October at a tighter margin and similar covenant terms as the last facility. An additional $115m local facilities were put in place for Geita mine to manage risk and cater for working capital requirements
•
Fully managed the liquidity requirements of the group, keeping all key metrics intact
•
Insurance renewals were completed in May 2018 with improved policy terms. Premium savings of $1.8m was achieved, equating to 13.6% year-on-year
•
Improved the risk function, with enhanced integration of operational and financial risks as well as greater focus on strategic risks. The 2018 oil hedge executed realised a net gain of
$5m for the year
•
Actively provided oversight in managing working capital, reducing corporate costs and driving value in the procurement function for the South Africa region
•
Ms Ramon continues to play an active role in professional and industry bodies that have a role in formulating financial and accounting policy
Maximum
Target
Actual earnings
CFO
(%)
Base salary
Benenfits
DSP Cash
DSP Deferral
9
9
9
2
14
8
8
18
18
30
2
2
2018 DSP performance year bonus outcome
Weighting
DSP cash
payment outcome
Financial performance targets
Relative total shareholder return 10.0% 0.00%
Absolute total shareholder return 10.0% 0.00%
nCROE 15.0% 22.50%
Production 12.5% 18.19%
All-in sustaining costs ($/oz) 15.0% 22.50%
2018 Ore Reserve pre-depletion (Moz) 6.25% 9.38%
2018 Mineral Resource additions pre-depletion (Moz) 6.25% 0.00%
Safety, health, environment and community 20.0% 24.20%
People metrics 5.0% 6.42%
Total % for company performance: 100.0% 108.90%
x
REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

2018 DSP performance year bonus outcome
Weighting
DSP cash
payment outcome
Organisational performance weighting:
60.00%
=
A - Organisational performance weighted outcome:
65.3%
Individual performance results
Actual individual targets and strategic objectives are not
disclosed in order to maintain commercial confidentiality in competitive markets.
Individual performance weighting:
40.00%
x
Maximum performance rating bonus correlation:
125.00%
=
B - Maximum DSP opportunity based on individual
performance:
50.0%
Total % of maximum cash bonus pay opportunity (A+B)
115.34%
x
Maximum total cash bonus opportunity (as % of base pay)
80.00%
Maximum total deferred share award opportunity
(as % of base pay)
175.00%
=
Final cash bonus result (as % of base pay)
92.3%
Final deferred share award result (as % of base pay)
201.8%
x
Base pay as at December 2018 (all offshore payments converted to ZAR at exchange rate of ZAR 13.247: US$1
8,873,104
=
Annual cash portion of DSP:
R8,187,391
Annual deferred share portion of DSP (to vest over
five years):
R17,909,917
Total 2018 deferred share plan award:
R26,097,307
2016 LTIP performance measures
Weighting
Outcome
Total shareholder return
50%
0.00%
Operational performance
25%
17.60%
Future optionality
15%
13.00%
Core value: People
10%
8.80%
Total
100%
39.40%
Core value: Safety multiplier
±20%
20.00%
A - LTIP performance measures:
47.28%
x
B - Number of shares allocated in 2016
120 000
2015 number of shares allocated based on 200% of annual basic salary
x
C - Share price as at 25 February 2019
R199.35
x
Value of 2018 vesting
R11,310,322
Note: The value calculated above is an estimate. The actual value of the LTIP will be determined by the share price at the date when the award is exercised.
REMUNERATION REPORTCONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018
CFO DSP outcome continued
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

REMUNERATION REPORTCONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018
Non-executive directors’ fees and allowances
The board elected not to take an increase in 2018, given prevailing market conditions. This was the fifth year that non-executive directors had not received an increase.
The table below summarises directors’ fees for the period as well as the comparative totals for
2017 and 2016:
Non-executive directors’ fees and allowances
2018
2017
2016
Non-executive
directors
Director
fees
Committee
fees
Travel
allowance
(1)
Total
Figures in thousands
(1)
Total
Total
SM Pityana (Chairman)
342,000
87,750
11,250
441,000
372
378
AH Garner
134,000
38,500
27,500
200,000
201
200
AM Ferguson
(2)
30,000
10,000
12,500
52,500
–
–
MJ Kirkwood
134,000
79,000
33,750
246,750
231
249
NP January-Bardill
134,000
56,000
7,500
197,500
180
189
R Gasant
134,000
83,000
12,500
229,500
182
193
RJ Ruston
134,000
80,500
46,250
260,750
212
231
MDC Richter
134,000
67,500
33,750
235,250
203
200
DL Hodgson
134,000
47,000
8,750
189,750
167
176
SV Zilwa
(3)
67,000
28,500
–
95,500
212
256
Total
1,377,000
577,750
193,750
2,148,500
1,960
2,072
(1)
Directors’ compensation is disclosed in US dollars.
(2)
Director appointed on 1 October 2018.
(3)
Director resigned effective 15 May 2018.
Australia – Tropicana
INTEGRATED REPORT 2018

SECTION 3 / LEADERSHIP AND ACCOUNTABILITY

FORWARD-LOOKING STATEMENTS
Certain statements contained in this document,
other than statements of historical fact, including,
without limitation, those concerning the economic
outlook for the gold mining industry, expectations
regarding gold prices, production, total cash
costs, all-in sustaining costs, all-in costs, cost
savings and other operating results, productivity
improvements, growth prospects and outlook
of AngloGold Ashanti’s operations, individually
or in the aggregate, including the achievement
of project milestones, commencement and
completion of commercial operations of
certain of AngloGold Ashanti’s exploration
and production projects and the completion
of acquisitions, dispositions or joint venture
transactions, AngloGold Ashanti’s liquidity and
capital resources and capital expenditures and
the outcome and consequence of any potential
or pending litigation or regulatory proceedings
or environmental health and safety issues, are
Australia – Tropicana
forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance
and financial condition. These forward-looking
statements or forecasts involve known and
unknown risks, uncertainties and other factors
that may cause AngloGold Ashanti’s actual
results, performance or achievements to
differ materially from the anticipated results,
performance or achievements expressed or
implied in these forward-looking statements.
Although AngloGold Ashanti believes that the
expectations reflected in such forward-looking
statements are reasonable, no assurance can be
given that such expectations will prove to have
been correct. Accordingly, results could differ
materially from those set out in the forward-
looking statements as a result of, among other
factors, changes in economic, social and political
and market conditions, the success of business
and operating initiatives, changes in the regulatory
environment and other government actions,
including environmental approvals, uctuations
in gold prices and exchange rates, the outcome
of pending or future litigation proceedings, and
business and operational risk management.
For a discussion of such risk factors, refer to
AngloGold Ashanti’s annual reports on Form
20-F led with the United States Securities
and Exchange Commission. These factors
are not necessarily all of the important factors
that could cause AngloGold Ashanti’s actual
results to differ materially from those expressed
in any forward-looking statements. Other
unknown or unpredictable factors could also
have material adverse effects on future results.
Consequently, readers are cautioned not to place
undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to
update publicly or release any revisions to these
forward-looking statements to reflect events
or circumstances after the date hereof or to
reflect the occurrence of unanticipated events,
except to the extent required by applicable law.
All subsequent written or oral forward-looking
statements attributable to AngloGold Ashanti or
any person acting on its behalf are qualified by
the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain
“Non-GAAP” financial measures. AngloGold
Ashanti utilises certain Non-GAAP performance
measures and ratios in managing its business.
Non-GAAP financial measures should be viewed
in addition to, and not as an alternative for, the
reported operating results or cash flow from
operations or any other measures of performance
prepared in accordance with IFRS. In addition,
the presentation of these measures may not be
comparable to similarly titled measures other
companies may use.
INTEGRATED REPORT 2018

SECTION 4 / CORPORATE INFORMATION

ADMINISTRATION AND CORPORATE INFORMATION
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
AMP Building
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662
Ghana
Gold House, Patrice Lumumba Road
(PO Box 2665)
Accra, Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
KPM Dushnisky
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-executive
SM Pityana
^
(Chairman)
AM Ferguson*
AH Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
MDC Richter
#
RJ Ruston~
JE Tilk
§
* British
§
Canadian
#
American
~ Australian
^
South African
Officers
Executive Vice President – Group Legal,
Commercial and Governance and Company
Secretary:
ME Sanz Perez
Investor Relations contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for ANGLOGOLD
ASHANTI
Telephone: +1-888-BNY-ADRS
INTEGRATED REPORT 2018

SECTION 4 / CORPORATE INFORMATION

w w w. a n g l o g o l d a s h a n t i . c o m

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019
AngloGold Ashanti Limited
By: /s/ M E SANZ PEREZ
Name:
`
M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance